TECHNICAL REPORT

PREFEASIBILITY STUDY OF THE
CARBON CREEK COAL PROPERTY
BRITISH COLUMBIA, CANADA

Submitted to:
CARDERO RESOURCE CORPORATION

Report Date:
November 6, 2012

Report Effective Date:
September 20, 2012

Norwest Corporation
136 E. South Temple, 12th Floor
Salt Lake City, UT
84111 USA
Tel: (801) 539- 0044
Fax: (801) 539- 0055
Email slc@norwestcorp.com

www.norwestcorp.com

Authors:
LARRY MESSINGER, QP
JOHN LEWIS, PE
LARRY HENCHEL, PG

CERTIFICATE OF QUALIFICATIONS

I, Larry Messinger, of Salt Lake City, Utah, do hereby certify that:

1.	I am a Senior Project Manager with Norwest Corporation, 136 East South Temple, 12th Floor, Salt Lake City, Utah, 84111 USA.

2.	I attended South Dakota School of Mines and Technology where I earned a Bachelor of Science degree in Mining Engineering in 1974.

3.	I am a Qualified Professional Member of the Mining and Metallurgical Society of America, Member #01430QP.

4.

I have worked as a mining engineer and mine operations manager for a total of thirty-eight years since my graduation from University. I have experience in the mining and energy industries in project management, project evaluation and development, surface coal mine planning and operations, strategic planning, and market analysis.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 15.1, 16.1, 16.2, 21.2, 21.9.1, 21.9.2, and 21.9.3 of the technical report titled “Technical Report, Preliminary Feasibility Study of the Carbon Creek Coal Property British Columbia, Canada” and dated November 6, 2012, with an effective date of September 20, 2012 (the “Technical Report”).

7.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

8.	I personally inspected the Carbon Creek proberty between the dates of April 30 and May 3, 2012.

9.

Prior to Norwest Corporation being retained by Cardero Resource Corporation, in connection with the preparation of the pre-feasibility study for the Carbon Creek property reflected in the Technical Report. I have not had prior involvement with the property that is the subject of the Technical Report.

10.	I am independent of Cardero Resource Corp. applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43 -101.

Dated this 6th day of November, 2012.

“ORIGINAL SIGNED AND SEALED BY AUTHOR”
______________________________________________
Larry Messinger, QP
Senior Project Manager, Norwest Corporation

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
CERT 1

CERTIFICATE OF QUALIFICATIONS

I, John Lewis, of Salt Lake City, Utah, do hereby certify that:

1.	I am currently employed as Manager, Underground Mining with Norwest Corporation, 136 East South Temple, 12th Floor, Salt Lake City, Utah, 84111 USA.

2.	I graduated from the University of Utah with a Bachelor of Science degree in Mining Engineering in 1993, and a Master of Engineering degree in 1997.

3.	I am a Registered member of the Society for Mining and Metallurgy and Exploration (Member # 1898600) and a Registered Professional Engineer in the State of Utah, (License #191488).

4.	I have worked as a mining engineer for 17 years of which 15 years were underground coal mining industry experience in Utah, Wyoming, and Colorado

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 1-4, 15.2, 16.3, and 17-26, of the technical report titled “Technical Report, Preliminary Feasibility Study of the Carbon Creek Coal Property British Columbia, Canada” and dated November 6, 2012, with an effective date of September 20, 2012 (the “Technical Report”).

7.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

8.	I personally inspected the Carbon Creek property between the dates of April 30th and May 3 rd, 2012.

9.

Prior to Norwest Corporation being retained by Cardero Resource Corporation, in connection with the preparation of the pre-feasibility study for the Carbon Creek property reflected in the Technical Report. I have not had prior involvement with the property that is the subject of the Technical Report.

10.	I am independent of Cardero Resource Corp. applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 6th day of November, 2012.

“ORIGINAL SIGNED AND SEALED BY AUTHOR”
______________________________________________
John Lewis, PE
Manager, Underground Mining, Norwest Corporation

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
CERT 2

CERTIFICATE OF QUALIFICATIONS

I, Lawrence D. Henchel, PG, of Salt Lake City do hereby certify that:

1.	I am currently employed as Vice President of Geologic Services by Norwest Corporation, 12th Floor, 136 East South Temple Street, Salt Lake City, Utah 84111 USA.

2.	I graduated with a Bachelor of Science Degree in Geology from Saint Lawrence University, Canton, NY, USA in 1978.

3.	I am a Registered Member of The Society for Mining, Metallurgy and Exploration, Inc.

4.

I have worked as a geologist for a total of twenty-eight years since my graduation from university, both for coal mining and exploration companies and as a consultant specializing in coal and industrial minerals. The first ten years of my work were almost exclusively in the coal industry which continues to be a large part of the consulting work that I perform.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for Sections 5-14 of the technical report titled “Technical Report, Preliminary Feasibility Study of the Carbon Creek Coal Property British Columbia, Canada” and dated November 6, 2012, with an effective date of September 20, 2012 (the “Technical Report”).

7.	I personally inspected the Carbon Creek property on July 23, 2010, October 22 and 23, 2010 and October 10, 2012.

8.

I have had prior experience with the deposit that is subject to the Technical Report in that I was retained by Cardero Coal Ltd. (then “Coalhunter Mining Corporation”) in 2010 to prepare an initial resource estimate for the deposit. I also acted as a qualified person for sections of the Technical Report describing the Preliminary Economic Assessment of the property dated December 6, 2011.

9.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

10.	I am independent of Cardero Resource Corp. applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 6th day of November, 2012.

“ORIGINAL SIGNED AND SEALED BY AUTHOR”

_________________________________

Lawrence D. Henchel, PG
Vice President Geologic Services, Norwest Corporation

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
CERT 3

TABLE OF CONTENTS

1	SUMMARY			1-1
	1.1	PROPERTY DESCRIPTION AND LOCATION		1-1
	1.2	TENURE AND JOINT VENTURE		1-1
	1.3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		1-2
	1.4	HISTORY		1-3
	1.5	GEOLOGIC SETTING AND MINERALIZATION		1-4
	1.6	DEPOSIT TYPES		1-6
	1.7	EXPLORATION AND DRILLING		1-6
	1.8	SAMPLE PREPARATION, ANALYSIS AND SECURITY		1-7
	1.9	DATA VERIFICATION		1-7
	1.10	MINERAL PROCESSING AND METALLURGICAL TESTING		1-7
		1.10.1	Coal Handling and Preparation Plant Design	1-7
		1.10.2	Sampling and Testing	1-8
		1.10.3	Seam Characterization	1-8
		1.10.4	Projected Product Quality	1-11
	1.11	MINERAL RESOURCE ESTIMATE - COAL RESOURCES		1-12
	1.12	MINERAL RESERVE ESTIMATES		1-13
	1.13	MINING METHODS		1-14
	1.14	PROJECT INFRASTRUCTURE		1-16
	1.15	MARKET STUDIES AND CONTRACTS		1-16
		1.15.1	Market Study	1-16
		1.15.	Contracts	1-18
	1.16	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		1-18
		1.16.1	Safety and Health	1-18
		1.16.2	Environment, Permitting & Sustainable Development	1-18
	1.17	COMMUNITY AND STAKEHOLDER CONSULTAION		1-21
	1.18		CAPITAL AND OPERATING COSTS	1-21
		1.18.1	Capital	1-21
		1.18.2	Manpower	1-21
		1.18.3	Operating Costs	1-22
		1.18.4	Economic Analysis	1-22
		1.18.5	Sensitivity Analysis	1-23
	1.19	SIGNIFICANT FACTORS AND RISKS		1-25
	1.20	INTERPRETATION AND CONCLUSIONS		1-25
		1.20.1	Conclusions	1-25
	1.21	RECOMMENDATIONS		1-25

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TOC 1

		1.21.1	Development Drilling	1-25
		1.21.2	Mine Planning Refinement	1-26
		1.21.3	CHPP Design and Construction	1-26
	1.22	GEOTECHNICAL STUDIES		1-26
	1.23	WATER SUPPLY – HYDROLOGY		1-26
2	INTRODUCTION			2-1
	2.1	TERMS OF REFERENCE		2-1
	2.2	SOURCES OF INFORMATION		2-2
	2.3	PERSONAL INSPECTION		2-2
3	RELIANCE ON OTHER EXPERTS			3-1
4	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.2	TENURE AND JOINT VENTURE		4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	PHYSIOGRAPHY		5-1
	5.2	ACCESS		5-1
	5.3	PROXIMITY TO TOWNS AND TRANSPORTATION SYSTEMS		5-1
	5.4	CLIMATE		5-2
	5.5	AVAILABILITY OF LABOR, UTILITIES AND LAND FOR PLANT AND FACILITIES		5-2
6	HISTORY			6-1
	6.1	PERIOD 1908 TO 1951		6-1
	6.2	PERIOD 1970 TO 1981		6-2
		6.2.1	Trend Exploration Limited	6-2
		6.2.2	Utah Mines Limited	6-2
		6.2.3	1971 Utah Exploration	6-3
		6.2.4	1972 Utah Exploration	6-3
		6.2.5	1973 Utah Exploration	6-3
		6.2.6	1975 Utah Exploration	6-3
		6.2.7	1976 Utah Exploration	6-4
		6.2.8	1981 Utah Exploration	6-4
	6.3	RECENT PERIOD		6-5
		6.3.1	Coalhunter 2010	6-5
		6.3.2	Cardero 2011 to present	6-5
	6.4	PREVIOUS COAL PRODUCTION		6-6
7	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	REGIONAL STRATIGRAPHY		7-1
	7.2	COAL OCCURRENCES		7-2
	7.3	STRUCTURAL GEOLOGY		7-4

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	7.4	PROPERTY GEOLOGY	7-4
	7.5	MINERALIZATION	7-5
8	DEPOSIT TYPES		8-1
9	EXPLORATION		9-1
	9.1	REGIONAL MAPPING AND FIELD SAMPLING	9-1
	9.2	TREND EXPLORATION AERIAL SURVEY	9-2
	9.3	UTAH MINES EXPLORATION	9-2
	9.4	COALHUNTER 2010 EXPLORATION	9-3
	9.5	CARDERO 2011 TO PRESENT EXPLORATION	9-3
10	DRILLING		10- 1
11	SAMPLE PREPARATION, ANALYSES AND SECURITY		11- 1
	11.1	SAMPLING METHOD AND APPROACH	11-1
12	DATA VERIFICATION		12- 1
13	MINERAL PROCESSING AND METALLURGICAL TESTING		13- 1
	13.1	SAMPLING AND TESTING	13-1
	13.2	COAL SEAM CHARACTERIZATION	13-1
	13.3	PROJECTED PRODUCT QUALITY	13-10
	13.4	COAL RECOVERY (YIELD) ESTIMATION	13-11
	13.5	SEAM 14 RECOVERY SIMULATIONS	13-13
	13.6	SEAM 15 RECOVERY SIMULATIONS	13-15
	13.7	SEAM 27 RECOVERY SIMULATIONS	13-16
	13.8	SEAM 31 RECOVERY SIMULATIONS	13-18
	13.9	SEAM 40 RECOVERY SIMULATIONS	13-19
	13.10	BLENDED SEAMS 27, 31 & 40 RECOVERY SIMULATIONS	13-22
	13.11	SEAM 46 RECOVERY SIMULATIONS	13-22
	13.12	SEAM 47 RECOVERY SIMULATIONS	13-24
	13.13	SEAM 51 RECOVERY SIMULATIONS	13-25
	13.14	SEAM 51A RECOVERY SIMULATIONS	13-27
	13.15	SEAM 52 RECOVERY SIMULATIONS	13-28
	13.16	SEAM 54 RECOVERY SIMULATIONS	13-30
	13.17	SEAM 55 RECOVERY SIMULATIONS	13-31
	13.18	SEAM 58A RECOVERY SIMULATIONS	13-33
	13.19	SEAM 58B RECOVERY SIMULATIONS	13-34
14	MINERAL RESOURCE ESTIMATES		14- 1
	14.1	APPROACH	14-1
	14.2	COAL RESOURCE ESTIMATION	14-1
15	MINERAL RESERVE ESTIMATES		15- 1
	15.1	SURFACE AND HIGHWALL MINING RESERVES	15-1
	15.2	UNDERGROUND MINING RESERVES	15-5

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TOC 3

16	MINING METHODS			16- 1
	16.1	SURFACE MINING		16-1
	16.2	HIGHWALL MINING		16-4
	16.3	UNDERGROUND MINING		16-6
17	RECOVERY METHODS			17- 1
	17.1	PLANT LOCATION		17-1
	17.2	ROM HANDLING		17-1
		17.2.1	Surface Mine ROM Handling	17- 1
		17.2.2	Underground Mine ROM Handling	17- 3
	17.3	RAW COAL STOCKPILES AT CHPP SITE		17-3
	17.4	COAL PROCESSING/RECOVERY		17-6
		17.4.1	CPP Process Description	17- 6
	17.5	CLEAN COAL HANDLING		17-12
		17.5.1	Clean Coal Stockpiles	17- 12
	17.6	CLEAN COAL TRANSPORT TO LOADOUT		17-13
	17.7	COARSE COAL REJECT AND TAILINGS WASTE MANAGEMENT		17-13
	17.8	PROPOSED PARTIAL WASHING CPP		17-13
18	PROJECT INFRASTRUCTURE			18- 1
	18.1	INTRODUCTION		18-1
	18.2	SITE LAYOUT		18-1
	18.3	POWER SUPPLY		18-1
	18.4	WATER SUPPLY		18-2
	18.5	WASTEWATER		18-2
	18.6	CHPP & PROJECT SUPPORT FACILITIES		18-3
		18.6.1	Layout	18- 3
		18.6.2	Heavy Maintenance Workshop	18- 3
		18.6.3	Mine Warehouse	18- 4
		18.6.4	Administration Block	18- 5
		18.6.5	Camp Access Control	18- 5
		18.6.6	CPP Office and Laboratory	18- 5
		18.6.7	Short Term Housing	18- 5
		18.6.8	Portal Maintenance Shops	18- 6
		18.6.6	Fuel Depot	18- 6
		18.6.10	Explosives Storage	18- 6
		18.6.11	Hot Line	18- 6
	18.7	TRANSPORT		18-6
		18.7.1	Mine Access	18- 6
		18.7.2	Light Vehicle Roads	18- 7
		18.7.3	Haul Roads	18- 7

412-5 CARDERO RESOURCE CORP.
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		18.7.4	Staff Transport	18- 7
		18.7.5	Product Coal Transportation	18- 7
19	MARKETS AND CONTRACTS			19- 1
		19.1.1	Market Study	19- 1
		19.1.2	Contracts	19- 2
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			20- 1
	20.1	INTRODUCTION		20-1
	20.2	REGULATORY REQUIREMENTS		20-2
		20.2.1	General	20- 2
		20.2.2	Provincial Process	20- 2
		20.2.3	Federal Process	20- 3
		20.2.4	EA Process Update	20- 3
	20.3	RESULTS OF ENVIRONMENTAL STUDIES		20-4
		20.3.1	Historical Environmental Information	20- 4
		20.3.2	Environmental Baseline Studies	20- 4
	20.4	KNOWN ENVIRONMENTAL ISSUES		20-5
		20.4.1	Selenium Ecological Effects Assessment	20- 5
		20.4.2	Bull Trout Population Studies	20- 6
		20.4.3	Metal Leaching and Acid Rock Drainage Assessment	20- 6
		20.4.4	Wildlife and Wildlife Habitat	20- 7
	20.5	ENVIRONMENTAL MANAGEMENT		20-7
		20.5.1	Waste Handling Plan	20- 8
		20.5.2	Site Monitoring	20- 9
		20.5.3	Water Management	20- 10
	20.6	PROJECT PERMITTING REQUIREMENTS		20-10
	20.7	COMMUNITY RELATIONS		20-12
	20.8	SAFETY AND HEALTH		20-13
	20.9	MINE CLOSURE		20-13
		20.9.1	Remediation and Reclamation Requirements	20- 13
		20.9.2	Remediation and Reclamation Costs	20- 14
21	CAPITAL AND OPERATING COSTS			21- 1
	21.1	CAPITAL REQUIREMENTS		21-1
	21.2	SURFACE AND HIGHWALL MINING OPERATIONS		21-1
	21.3	UNDERGROUND MINING OPERATIONS		21-2
	21.4	COAL HANDLING AND TRANSPORTATION SYSTEMS		21-4
	21.5	COAL PROCESSING PLANT		21-4
	21.6	PROJECT INFRASTRUCTURE		21-5
	21.7	OTHER CAPITAL		21-5

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
TOC 5

		21.7.1	Contingency	21- 6
	21.8	OPERATING COSTS		21-6
	21.9	BASIS FOR COST ESTIMATES		21-7
		21.9.1	Northern Surface Mine Direct Mining Cost	21- 9
		21.9.2	Central Surface Mine Direct Mining Cost	21- 10
		21.9.3	Highwall Mining Direct Mining Cost	21- 11
		21.9.4	Underground Mining Direct Mining Cost	21- 12
		21.9.5	Manpower Requirements	21- 12
22	ECONOMIC ANALYSIS			22- 1
	22.1	PRINCIPAL ASSUMPTIONS		22-1
	22.2	CASHFLOW		22-2
	22.3	FINANCIAL ANALYSIS		22-5
	22.4	SENSITIVITY ANALYSIS		22-5
23	ADJACENT PROPERTIES			23- 1
24	OTHER RELEVANT DATA AND INFORMATION			24- 1
25	INTERPRETATION AND CONCLUSIONS			25- 1
	25.1	INTERPRETATION		25-1
	25.2	CONCLUSIONS		25-2
26	RECOMMENDATIONS			26- 1
	26.1	DEVELOPMENT DRILLING		26-1
	26.2	MINE PLANNING REFINEMENT		26-1
	26.3	CHPP DESIGN AND CONSTRUCTION		26-1
	26.4	GEOTECHNICAL STUDIES		26-2
	26.5	WATER SUPPLY – HYDROLOGY		26-2
	26.6	PRODUCT COAL TRANSPORTATION		26-2
27	REFERENCES			27- 1
28	ILLUSTRATIONS			28- 1

LIST OF TABLES

Table 1.1 Pre 2010 Exploration History	1-3
Table 1.2 Average Thickness and Undiluted Raw Coal Quality Over Resource Area	1-5
Table 1.3 Exploration Methods	1-6
Table 1.4 Hard Coking Coal Quality Characteristics From SSP	1-10
Table 1.5 Semi-Soft Coking / PCI Coal Characteristics	1-11
Table 1.6 Hard Coking Coal Target Product Quality	1-12
Table 1.7 Candidate PCI, Semi-Soft Coking & Thermal Coal Target Product Qualities	1-12
Table 1.8 Classification of Resource – Carbon Creek Property – September 20, 2012	1-13

412-5 CARDERO RESOURCE CORP.
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Table 1.9 Coal Reserves through Year 20 – September 20, 2012	1-13
Table 1.10 Life-of-Mine Production by Area and Mining Type	1-15
Table 1.11 Long Term Price Forecast	1-17
Table 1.12 Manpower Requirements –	1-22
Table 1.13 Cash Operating Costs	1-22
Table 1.14 NPV Results Cardero’s 75% Interest ($M)	1-23
Table 1.15 NPV Results 100% Interest ($M)	1-23
Table 1.16 Sensitivity Analysis ($M)	1-23
Table 1.17 Carbon Creek Project Key Parameters	1-24
Table 4.1 Coal License Details	4-2
Table 6.1 Exploration History	6-1
Table 7.1 Upper Jurassic-Upper Cretaceous Stratigraphy of NE British Columbia	7-2
Table 7.2 Average Apparent Seam Thickness	7-3
Table 9.1 Exploration Methods	9-1
Table 10.1 Drilling Statistics	10-1
Table 11.1 Coal Sampling History and Method	11-1
Table 12.1 Aggregate Coal Seam Thickness Comparison Coalhunter versus Utah Mines	12-2
Table 13.1 SSP Hard Coking Coal Quality Characteristics	13-3
Table 13.2 Hard Coking Coal- Key Coke Manufacture Data	13-4
Table 13.3 Semi-Soft Coking Coal, PCI & Thermal Quality Characteristics From SSP	13-7
Table 13.4 Semi-Soft Coking Coal– Key Coke Manufacture Parameters From SSP	13-8
Table 13.5 Hard Coking Coal Target Product Quality	13-11
Table 13.6 Candidate PCI, Semi-Soft Coking & Thermal Coal Target Product Qualities	13-11
Table 13.7 Summary of LIMN Process Simulation Results	13-13
Table 13.8a Seam 14 Process Simulation Results 17.8% Feed Ash – 1.96m Seam Thickness & No OSD	13-13
Table 13.8b Seam 14 Process Simulation Results 26.2% Feed Ash – 1.96m Seam Thickness Plus 15cm OSD	13-14
Table 13.9a Seam 15 Process Simulation Results 11.5% Feed Ash – 2.10m Seam Thickness No OSD	13-15
Table 13.9b Seam 15 Process Simulation Results 18.5% Feed Ash – 2.10m Seam Thickness Plus 15cm OSD	13-15
Table 13.10a Seam 27 Process Simulation Results 11.5% Feed Ash – 2.36m Seam Thickness No OSD	13-16
Table 13.10b Seam 27 Process Simulation Results 18.5% Feed Ash – 2.36m Seam Thickness Plus 15cm OSD	13-17
Table 13.11a Seam 31 Process Simulation Results 8.3% Feed Ash – 1.83m Seam Thickness No OSD	13-18

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Table 13.11b Seam 31 Process Simulation Results 18.0% Feed Ash – 1.83m Seam Thickness Plus 15cm OSD	13-18
Table 13.12a Seam 40 Process Simulation Results 28.7% Feed Ash – 1.46m Seam Thickness No OSD	13-19
Table 13.12b Seam 40 Process Simulation Results 36.2% Feed Ash – 1.46m Seam Thickness Plus 15cm OSD	13-20
Table 13.12c Seam 40 Process Simulation Results 28.7% Feed Ash – 1.46m Seam Thickness No OSD	23-21
Table 13.12d Seam 40 Process Simulation Results 36.2% Feed Ash – 1.46m Seam Thickness Plus 15cm OSD	13-21
Table 13.13a Blended coal from Seam 27, 31, 40 Process Simulation Results 14.7% Feed Ash - 1.95m Average Seam Thickness No OSD	13-22
Table 13.13b Blended Coal from Seam 27, 31, 40 Process Simulation Results 22.7% Feed Ash - 1.95m Average Seam Thickness Plus 15cm OSD	13-22
Table 13.14a Seam 46 Process Simulation Results 8.0% Feed Ash – 1.38m Seam Thickness No OSD	13-22
Table 13.14b Seam 46 Process Simulation Results 18.7% Feed Ash – 1.38m Seam Thickness Plus 15cm OSD	13-23
Table 13.15a Seam 47 Process Simulation Results 21.6% Feed Ash – 1.38m Seam Thickness No OSD	13-24
Table 13.15b Seam 47 Process Simulation Results 30.9% Feed Ash – 1.38m Seam Thickness Plus 15cm OSD	13-25
Table 13.16a Seam 51 Process Simulation Results 11.6% Feed Ash – 1.51m Seam Thickness No OSD	13-25
Table 13.16b Seam 51 Process Simulation Results 22.1% Feed Ash – 1.51m Seam Thickness Plus 15cm OSD	13-26
Table 13.17a Seam 51A Process Simulation Results 7.1% Feed Ash – 1.46m Seam Thickness No OSD	13-27
Table 13.17b Seam 51A Process Simulation Results 19.8% Feed Ash – 1.46m Seam Thickness Plus 15cm OSD	13-27
Table 13.18a Seam 52 Process Simulation Results 18.3% Feed Ash – 1.10m Seam Thickness No OSD	13-28
Table 13.18b Seam 52 Process Simulation Results 26.4% Feed Ash – 1.10m Seam Thickness Plus 15cm OSD	13-29
Table 13.19a Seam 54 Process Simulation Results 6.0% Feed Ash – 1.37m Seam Thickness No OSD	13-30
Table 13.19b Seam 54 Process Simulation Results 19.5% Feed Ash – 1.37m Seam Thickness Plus 15cm OSD	13-30

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Table 13.20a Seam 55 Process Simulation Results 8.3% Feed Ash – 1.37m Seam Thickness No OSD	13-31
Table 13.20b Seam 55 Process Simulation Results 19.5% Feed Ash – 1.37m Seam Thickness Plus 15cm OSD	13-32
Table 13.21a Seam 58A Process Simulation Results 25.7% Feed Ash – 1.26m Seam Thickness & No OSD	13-33
Table 13.21b Seam 58A Process Simulation Results 33.4% Feed Ash – 1.26m Seam Thickness Plus 15cm OSD	13-33
Table 13.22a Seam 58B Process Simulation Results 15.8% Feed Ash – 1.26m Seam Thickness & No OSD	13-34
Table 13.22b Seam 58B Process Simulation Results 33.4% Feed Ash – 1.26m Seam Thickness Plus 15cm OSD	13-35
Table 14.1 Carbon Creek Coal Resource Estimation Criteria	14-2
Table 14.2 Classification of Resources – Carbon Creek Property – October 1, 2012	14-2
Table 14.3 Coal Resources By Seam – Carbon Creek Property – October 1, 2012	14-4
Table 15.1 Coal Reserves Through Year 20 – September 20, 2012	15-1
Table 15.2 Surface Mining Summary by Mining Method	15-1
Table 15.3 Surface and Highwall Reserves by Seam	15-3
Table 15.4 Recoverable and Clean Coal Tonnage Adjustments	15-4
Table15.5 Underground Reserve Block Constraints	15-5
Table 15.6 Geological and Mining Factors Applicable to Multiple Seam Mining	15-6
Table 15.7 Underground In Situ Coal Thickness, Specific Gravity, Tonnage & Ash	15-7
Table 15.8 Underground ROM and Saleable Clean Coal Adjustment Parameters	15-8
Table 15.9 Recoverable Reserves Summary By Seam / Mineable Block	15-8
Table 16.1 Surface Mine Equipment Fleet	16-2
Table 16.2 Surface Mining Schedule	16-3
Table 16.3 Highwall Mining Schedule	16-17
Table 16.4 Conceptual Mine Plan Statistics	16-18
Table 16.5 ARMPS Pillar and Barrier Stability Analysis Applicable to Conceptual Mine Plans for Carbon Creek Mineable Blocks	16-19
Table 16.6 Conceptual Mine Plan Overburden Depth Breakdown by Block and ROM Tonnage	16-10
Table 16.7 Conceptual Mine Plan Production Rates	16-13
Table 16.8 Underground Mining Schedule	16-15
Table 17.1 Raw Coal Storage Capacity	17-4
Table 17.2 Clean Coal Storage Capacity	17-12
Table 18.1 Surface Mining Fleet	18-4
Table 19.1 Coal Price Forecast	19-2
Table 20.1 Environmental Baseline Programs	20-5

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Table 21.1 Total Capital Requirements ($M)	21-1
Table 21.2 Surface Mine Leased Equipment	21-2
Table 21.3 Underground Mining Operations Excluding Leased Equipment	21-3
Table 21.4 Coal Handling and Transportation Systems	21-4
Table 21.5 Project Infrastructure	21-5
Table 21.6 Other Capital Expenditures	21-6
Table 21.7 Direct Mining Cost Summary (000’s)	21-7
Table 21.8 Northern Surface Mine Direct Mining Cost Detail (000’s)	21-10
Table 21.9 Central Surface Mine Direct Mining Cost Detail (000’s)	21-11
Table 21.10 Highwall Mining Direct Mining Cost Detail (000’s)	21-11
Table 21.11 Underground Mining Direct Mining Cost Detail (000’s)	21-12
Table 21.12 Manpower Requirements – Surface Mine and Underground Mine	21-13
Table 22.1 Cash Flow Summary (000’s)	22-3
Table 22.2 Unit Revenue and Cost Summary	22-4
Table 22.3 NPV Results Cardero’s 75% Interest ($M)	22-5
Table 22.4 NPV Results 100% Interest ($M)	22-5

LIST OF FIGURES

Figure 13.1 Carbon Creek LDC Washability Study Testing Protocol	13-2
Chart 13.1 Carbon Creek Hard Coking Coals – MOF Diagram Positions	13-5
Chart 13.2 Carbon Creek Hard Coking Coals – Strength- Composition Balance Diagram Positions	13-6
Chart 13.3 Carbon Semi -Soft Coking Coals – MOF Diagram	13-9
Chart 13.4 Carbon Creek Semi-Soft Coking Coals – Strength & Composition Balance Diagram	13-10
Chart 13.5 Processed Coal Yield/Recovery as Function ROM Ash: Seam 14	13-14
Chart 13.6 Processed Coal Yield/Recovery as Function ROM Ash: Seam 15	13-16
Chart 13.7 Processed Coal Yield/Recovery as Function ROM Ash: Seam 27	13-17
Chart 13.8 Processed Coal Yield/Recovery as Function ROM Ash: Seam 31	13-19
Chart 13.9 Processed Coal Yield/Recovery as Function ROM Ash: Seam 40	13-20
Chart 13.10 Processed Coal Yield/Recovery as Function ROM Ash: Seam 46	13-23
Chart 13.11 Processed Coal Yield/Recovery as Function ROM Ash: Seam 47	13-25
Chart 13.12 Processed Coal Yield/Recovery as Function ROM Ash: Seam 51	13-26
Chart 13.13 Processed Coal Yield/Recovery as Function ROM Ash: Seam 51A	13-28
Chart 13.14 Processed Coal Yield/Recovery as Function ROM Ash: Seam 52	13-29
Chart 13.14 Processed Coal Yield/Recovery as Function ROM Ash: Seam 54	13-31

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Chart 13.15 Processed Coal Yield/Recovery as Function ROM Ash: Seam 55	13-32
Chart 13.16 Processed Coal Yield/Recovery as Function ROM Ash: Seam 58A	13-34
Chart 13.17 Processed Coal Yield/Recovery as Function ROM Ash: Seam 58B	13-35
Figure 18.8 Summary of Available Transportation Options	18-8
Figure 1.1 General Location Map	Section 28
Figure 1.2 Resource Plan 2012	Section 28
Figure 1.3 Seam 14 Floor Elevation Contour Plan	Section 28
Figure 4.1 Property and Regional Infrastructure Map	Section 28
Figure 4.2 Coal License Application Areas	Section 28
Figure 6.1 Utah Mines Limited Exploration Areas	Section 28
Figure 7.1 Generalized Stratigraphic Column	Section 28
Figure 7.2 Stratigraphic Cross-Section	Section 28
Figure 7.3 Major Seam Crop & Syncline Axis	Section 28
Figure 7.4 Cross Sections A-A’ and B-B’	Section 28
Figure 7.5 Cross Section C-C’	Section 28
Figure 7.6 Seam 14 Floor Elevation Contour Plan	Section 28
Figure 10.1 Drill Hole Plan 2012	Section 28
Figure 14.1 Resource Plan 2012	Section 28
Figure 14.2 3D Block Model Below Topography	Section 28
Figure 14.3 Cross Sections Through Geologic Model	Section 28
Figure 15.1 Contour Mining Assumption	Section 28
Figure 15.2 Mineable Reserve Blocks and Interburden	Section 28
Figure 16.1.1 Surface Mine Blocks and Waste Dump Locations	Section 28
Figure 16.1.2 North Area Mine North- South Cross Section Part 1 and Part 2	Section 28
Figure 16.1.3 North Area Mine East-West Cross Section Part 1 and Part 2	Section 28
Figure 16.1.4 Central Surface Mine East-West Cross Section Part 1 and Part 2	Section 28
Figure 16.1.5 Central Surface Mine North- South Cross Section Part 1 and Part 2	Section 28
Figure 16.1.6 Central Surface Mine North- South Cross Section Part 3	Section 28
Figure 16.2.1 Contour and HWM Mine Blocks Waste Dump Locations	Section 28
Figure 16.3.1 Seam 40 Conceptual Mine Plan with Slope and Thickness	Section 28
Figure 16.3.2 Seam 31 Conceptual Mine Plan with Slope and Thickness	Section 28
Figure 16.3.3 Seam 27 Conceptual Mine Plan with Slope and Thickness	Section 28
Figure 16.3.4 Seam 15 Conceptual Mine Plan with Slope and Thickness	Section 28
Figure 16.3.5 Seam 14 Conceptual Mine Plan with Slope and Thickness	Section 28
Figure 16.3.6 Seam 40 Conceptual Mine Plan with Overburden	Section 28
Figure 16.3.7 Seam 31 Conceptual Mine Plan with Overburden	Section 28
Figure 16.3.8 Seam 27 Conceptual Mine Plan with Overburden	Section 28
Figure 16.3.9 Seam 15 Conceptual Mine Plan with Overburden	Section 28
Figure 16.3.10 Seam 14 Conceptual Mine Plan with Overburden	Section 28

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Figure 17.1 CHPP Material Handling Block Diagram	Section 28
Figure 17.2 Overall CHPP Facilities	Section 28
Figure 17.3 CHPP Facilities	Section 28
Figure 17.4 Material Handling Flowsheet Surface Mining Blocks	Section 28
Figure 17.5 Material Handling Flowsheet	Section 28
Figure 17.6 Material Handling Flowsheet	Section 28
Figure 17.7 Material Handling Flowsheet - Underground Mining Blocks	Section 28
Figure 17.8 Material Handling Flowsheet - Underground Mining Blocks	Section 28
Figure 17.9 Coal Preparation Coarse/Small Flowsheet 1 of 2	Section 28
Figure 17.10 Coal Preparation Fine/Ultra- Fine/ Tailings 2 of 2	Section 28
Figure 17.11 Coal Processing Plant Composite Plan	Section 28
Figure 17.12 Coal Processing Plant Section K - Elevation at Column Line E	Section 28
Figure 17.13 Coal Processing Plant Section A - Elevation at Column Line 1	Section 28
Figure 17.14 Coal Processing Plant Section B - Elevation at Column Line 3	Section 28
Figure 17.15 Coal Processing Plant Section F - Elevation at Column Line 7	Section 28
Figure 17.16 Material Handling Flowsheet	Section 28
Figure 17.17 Material Handling Flowsheet	Section 28
Figure 18.1 Heavy Maintenance Shop - Plan & Elevation	Section 28
Figure 18.2 Warehouse Plan View	Section 28
Figure 18.3 Administration Office Building 1st Floor Plan View	Section 28
Figure 18.4 Administration Office Building 2nd Floor Plan View	Section 28
Figure 18.5 Administration Office Building Elevation Views	Section 28
Figure 18.6 CPP Office & Laboratory Plan & Elevation	Section 28
Figure 18.7 Portal Maintenance Shop Plan & Elevation	Section 28
Figure 18.9 Conceptual Barge – Loadout System - Plan and Profile	Section 28
Figure 18.10 Self Unloading Barge Loadout System	Section 28

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1	SUMMARY

The following Technical Report was prepared by Norwest Corporation (Norwest) for Cardero Resource Corporation (Cardero Resources), a public mineral exploration and development company with corporate offices in Vancouver, British Columbia, Canada. Cardero Coal Ltd. (Cardero), formerly “Coalhunter Mining Corporation” (Coalhunter), a wholly-owned coal exploration and development subsidiary of Cardero Resource Corporation with corporate offices in Vancouver, British Columbia, is the entity which holds the interest in the Carbon Creek Property. This technical report is a Preliminary Feasibility Study (PFS) of the Carbon Creek Metallurgical Coal Project in northeast British Columbia as shown in Figure 1.1. This technical report has been prepared in accordance with National Instrument (NI) 43-101 and Form 43-101F1.

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recoverable.

1.1	PROPERTY DESCRIPTION AND LOCATION

The Carbon Creek property lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

1.2	TENURE AND JOINT VENTURE

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications (and any coal licenses issued pursuant to such applications) and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 hectares (ha).

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (CCP), an Alberta partnership.

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The CGDL' s, totalling approximately 2,600ha, are controlled by Peace River Partnership (PRP), an Alberta partnership. Cardero has entered into an option, and made all requisite payments, to exercise a coal lease over the coal resources on the CGDL from PRP.

A contiguous coal tenure application submitted by Alan A Johnson was processed by the province of BC and converted into four coal licenses (418174, 418175, 418176, and 418177) on June 14, 2012. Cardero has an exclusive option to purchase these licenses within four months of issuance for the sum of $5 million (M). The option exercise period can be extended up to three months provided Cardero makes a payment of $20,000 per month to Mr. Johnson. Cardero informed Mr. Johnson of their intent to exercise the extension option on October 10th, 2012 and has made the initial $20,000 payment.

Cardero has entered into a joint venture agreement with CCP, in which Cardero will have a 75% net proceeds interest and CCP will have a 25% net proceeds interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its resource in the Carbon Creek deposit. The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profit interest which requires Cardero to fund the exploration, development, construction and operation of the mine. However, CCP will not receive any of its share of the proceeds until Cardero has recovered 100% of its investment including all development monies, exploration expenditures, and capital expenditures as well as the cost of the Johnson coal licences. Following Cardero recovering its investment, the CCP is entitled to 25% of the net proceeds of the Carbon Creek Joint Venture. Cardero is the manager of the Carbon Creek Joint Venture.

Cardero Resources completed the acquisition of the balance of the outstanding shares of Cardero through a plan of arrangement that was completed on June 1, 2011.

1.3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Carbon Creek property is accessible by improved forest service roads that connect with British Columbia Highway 29 between the towns of Chetwynd and Hudson' s Hope.

The nearest towns to the property are Chetwynd (population 2,500) located 60km southeast of the property and Hudson' s Hope (population 1,200) located 40km east of the property. The nearest city is Fort St. John (population 18,300) located 110km east of property and is connected to the towns of Chetwynd and Hudson' s Hope by Highway 29. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

The area has a continental highland climate featuring short, warm summers averaging 15.3[o]C (Chetwynd, July) and long, cold winters averaging -10.3[o]C (Chetwynd, January). Nearby Chetwynd averages 318 millimeters (mm) of rain and 1.69m of snow per year. Year-round mining operations are common in the region and winter conditions do not preclude surface or underground mining activities.

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The property is located in the Inner Foothills of the Canadian Rocky Mountains. The regional topography is a belt of hills and low mountains. The highest elevation on the property is slightly over 1,600 meters (m) above sea level.

Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property.

1.4	HISTORY

The history of coal exploration and evaluation at the Carbon Creek property prior to the recent 2010 to present programs is summarized in Table 1.1. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span. During the period 1908 to 1951 exploration was limited to surface mapping, trenching, and sampling along creek beds. From 1970 to 1981 Trend Exploration Limited conducted an aerial mapping survey and subsequently Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd. (Utah) completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling.

TABLE 1.1 PRE 2010 EXPLORATION HISTORY

Year	Company/ Individual	Tonnes Millions	Units
1943	Stines	2,700	Short tons
1971	Utah	316	Short tons
1972	Utah	245	Short tons
1973	Utah	188	Short tons
1975	Utah	133	Short tons
1976	Utah	143	Metric tonnes

There was a hiatus in coal exploration from the early 80s to 2010 when Coalhunter Mining Corporation (Coalhunter) completed an eight-hole validation drilling program. The positive results permitted the Utah drilling data to be used in the estimation of a NI 43-101 compliant resource estimate. Starting in August 2011 Cardero initiated an in-fill drilling, surface mapping and bulk sampling program.

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In June 2011, Norwest estimated a NI 43-101 compliant resource using historic (pre-2010) and 2010 validation drilling data only. In this report an estimated total resource of 114.0 million tonnes (Mt) of Measured and Indicated plus 89.1Mt of Inferred resources were identified from twelve coal seams within license application areas north of Eleven Mile Creek and west of Carbon Creek. This resource report was followed up by a NI 43-101 Preliminary Economic Assessment (PEA) report that was completed by Norwest in December 2011. In this PEA report, 166.7Mt of Measured and Indicated plus 167.1Mt of Inferred resources were estimated within the same area outlined in June 2011 report. The increase in resource tonnes from the previous June 2011 report is mostly attributed to decreases in minimum seam thickness and increase in maximum depth from surface for surface mining. A total of 137Mt from the PEA resource was identified by Norwest as extractable utilizing underground and surface mining methods after the application of mining loss and dilution factors.

Cardero initiated and in-fill drilling, surface mapping and bulk sampling program that was conducted from August to December, 2011. The data generated from the 2011 field program was incorporated into the geologic model which forms the basis of resource and reserve estimates presented in this report.

1.5	GEOLOGIC SETTING AND MINERALIZATION

The Carbon Creek property lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly- deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of the Carbon Creek property portray a doubly-plunging syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek and plunges gently (less than 5°) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property.

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, 27 identified coal seams are developed sufficiently to be considered of economic significance. The average thickness (m) and undiluted raw coal quality for the 27 coal seams is outlined in Table 1.2.

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TABLE 1.2 AVERAGE THICKNESS AND UNDILUTED RAW COAL QUALITY OVER RESOURCE AREA

Seam	Average Thickness (m)	Coal Quality (Air Dried Basis)
		Minimum Thickness (m)	Maximum Thickness (m)	Moisture (%)	Ash (%)	Sulphu r (%)	Volatile Matter (%)	Fixed Carbon %	Calorific Value Btu/lb	FSI
63	1.72	0.80	2.26	2.4	11.2	0.61	34.4	52.1	12,670	3
60	0.92	0.42	1.50	1.9	11.7	0.73	31.1	55.2	12,710	1½
59	0.88	0.22	2.01	2.3	14.6	0.87	31.9	52.8	12,070	2
58	1.01	0.47	1.80	2.4	15.8	0.82	28.9	52.6	11,890	2
57	0.53	0.14	1.71	1.9	19.0	1.07	31.0	47.9	11,520	2½
56	0.70	0.20	1.60	1.8	17.6	1.08	29.3	51.0	11,940	3½
55	1.55	0.60	2.50	2.4	15.2	0.66	28.3	53.8	12,130	2
54	1.39	0.60	2.22	2.3	5.4	0.79	27.7	66.8	13,720	1½
53	0.71	0.26	0.92	1.5	20.8	1.14	30.4	46.8	10,970	2
52	1.39	0.05	2.44	1.8	15.6	1.59	28.6	54.8	12,160	2½
51A	1.32	0.06	2.87	2.3	6.9	0.75	27.3	63.1	13,500	1½
51	1.44	0.45	3.50	2.2	10.5	0.69	26.7	60.5	12,870	1
48	0.49	0.06	2.29	1.9	18.1	1.24	26.9	57.1	11,820	3½
47	1.21	0.03	3.72	2.3	14.8	0.88	24.5	58.8	12,280	1½
46	1.56	0.14	3.20	2.1	8.2	0.80	26.4	63.0	13,380	2
42	0.66	0.06	2.13	1.8	12.8	0.93	28.0	59.3	12,520	4
40	1.14	0.22	3.02	1.7	14.3	1.12	27.7	55.8	12,500	4½
31	1.59	0.21	4.34	1.3	22.4	1.35	26.2	5065	11,300	6
29	0.87	0.12	2.32	1.3	16.3	1.00	25.8	61.9	12,390	4½
28	0.88	0.19	2.48	1.2	17.8	0.88	26.6	57.9	12,010	4½
27	1.40	0.36	3.31	1.2	14.1	0.64	26.5	61.3	12,730	3½
23	0.87	0.17	2.22	1.5	26.4	0.65	21.1	50.4	10,770	3½
22	1.00	0.09	4.70	1.3	8.9	0.79	25.0	66.6	13,560	3
21	0.89	0.26	2.41	1.0	18.9	0.71	22.3	60.5	12,080	3½
18	0.81	0.18	2.38	0.8	12.2	0.74	24.4	67.6	13,290	5
15	1.96	0.18	3.52	0.9	11.7	0.52	22.4	66.4	13,400	3½
14	1.61	0.16	4.20	0.8	15.1	0.58	21.1	65.0	12,930	3
Avg	1.13	-	-	1.7	14.3	0.92	26.7	58.5	12,480	3

Values shown represent coal without out-of-seam dilution (OSD). Run-of-Mine (ROM) coal, ie mixed with OSD, can be beneficiated using size specific density and froth flotation separating processes to improve coal quality. Coking properties such as Free Swelling Index (FSI) and dilation are typically improved as well through beneficiation.

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1.6	DEPOSIT TYPES

Based on the available data and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type.

1.7	EXPLORATION AND DRILLING

The periods and types of coal exploration undertaken on the property are summarised in Table 1.3. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 1.3 EXPLORATION METHODS

Year	Company/ Individual	Drill Holes	Exploration Activity
1908 -1945	Various		Surface mapping, and sampling, trenching
1970	Trend Exploration		Aerial reconnaissance mapping
1971 - 1981	Utah	301	Surface mapping, drilling, 2D seismic program, bulk sampling
2010	Coalhunter	8	Validation drilling (coring)
2011	Cardero	62	Surface mapping and drilling
2011	Cardero	53	Large diameter (6 inch) bulk sample drilling, 11 seams intersected

Most drilling was vertically oriented, targeting coal seams that were usually dipping between 5o and 20o from horizontal. A 2D seismic program completed in 1975 focused on the mapping of surficial glacial till nearby Nine Mile Creek. Approximately half of the holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering or glacial till. The field recording of drill hole depth intervals were later reconciled with the aid of geophysical logs. Eleven angled drill holes were completed by Cardero in 2011 for the purposes of obtaining oriented core samples for detailed geotechnical logging and analyses. Bulk sampling was completed in 1976 by Utah from surface adits and by Cardero in 2011 from vertically oriented large diameter (LD) drill cores.

Cardero is conducting a multi-rig exploration program during 2012, targeted at expanding the measured plus indicated resource base and further defining potentially mineable areas within the previously defined resource areas. Results of this exploration will be incorporated into the geologic model which will be updated for the Feasibility Study.

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1.8	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The sample data used in this study is restricted to analyses of slim core samples and bulk samples and excludes pre-1971 surface-derived samples.

Field sampling, handling and transport of drill core samples by Coalhunter and Cardero were observed to be in accordance with industry best practice. Norwest believes that Utah used similar methods in their drill core sampling program in the 1970s and 1980s. The Utah samples predominantly went to coal laboratories in United States whereas the Coalhunter and Cardero samples were sent to certified coal laboratories in both the United States and Canada.

The drill core samples were subject to a standard suite of raw proximate coal analyses that included FSI. The bulk samples were subject to more detailed analyses specifically targeted for the evaluation of the coal' s washability characteristics and metallurgical properties. The coal seams that are believed to have sufficient bulk sample analyses for detailed washability and metallurgical characterization are discussed in the Processing Section of this report. Bulk sample analyses for remaining seams are either currently outstanding or are considered low tonnage seams. Metallurgical potential for these seams is limited to evaluation of raw proximate coal quality and FSI.

1.9	DATA VERIFICATION

Norwest personnel were directly involved in the field sampling and management of Coalhunter and Cardero drilling programs and the relevant Qualified Persons (QPs) conducted site inspections during these exploration campaigns. The Coalhunter twin hole verification drilling program was able to replicate was results of the earlier Utah drilling program from the 1970s.

1.10	MINERAL PROCESSING AND METALLURGICAL TESTING

1.10.1	Coal Handling and Preparation Plant Design

ROM coal will be conveyed or trucked to the central coal handling and coal preparation plant (CHPP & CPP), depending on the mining location of each particular seam. The ROM coal will be stored in multiple dome-covered stockpiles with aggregate capacity of about 350,000t with live reclaim systems. The reclaimed ROM coal is fed to the coal preparation plant and will be screened. Oversize ROM will be fed to a rotary breaker rotary breaker which will destone and size the coal.

The CPP will be single-module operation rated to accept a nominal 1200 tonnes per hour (tph) of raw feed. The CPP will feature parallel, size-specific processes. The plant is intended to be robust in design with ease of maintenance as well as purpose built for northern British Columbia winters. Target coal throughput is 7.2Mtpa at a 68% operating efficiency (yield).

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A heavy media bath circuit will wash the 150mm x 10mm stream, followed with a clean coal crusher, after wetting, to reduce the top size to pass 50mm or other market specification. This was chosen to avoid the need for a thermal dryer.

Parallel to the heavy media bath will be three additional processes. A large-diameter heavy media cyclone will wash the 10mm x 1mm stream along with reflux classifiers for the 1mm x 0.25mm and two-stage froth flotation for the minus 0.25mm streams. The latter will employ column flotation for the minus 45 micron range of material; this can be bypassed when processing lower value thermal coals.

Each sub-product stream will employ high performance mechanical dewatering centrifuges specific to each particle size group. Pressure filtration will be used on the minus 45 micron material. With the available washability data, total product moisture values for each seam are projected to be below 8% by weight.

The washed coal will be conveyed to a series of three domed stockpiles depending on product type. Emergency overflow stockpiling systems will also be available. Product coal will be conveyed to the barge loader on Williston Lake.

1.10.2	Sampling and Testing

An exploration program was conducted by Cardero. This program included a select number of large diameter (150mm) cores for the purpose of obtaining representative washability and carbonization data. Only one drill-core per seam was obtained. At the time of this report Seams 14 and 15 were being drilled but no laboratory results were available.

Norwest developed a washability study testing protocol to ensure consistent laboratory reporting results. The washability testing program featured a comprehensive attrition regimen prior to conducting any float-sink and flotation testing. Such pretreatment procedures help ensure consistency as well as improving washability prediction results.

1.10.3	Seam Characterization

Samples of each of the major seams collected in the bulk large diameter (LD) core drilling program were assembled as simulated seam product (SSP). These SSPs are small bulk clean coal products resulting from analyses of the washability results. Each seam SSP was analyzed for caking and plasticity, petrographics, and in some cases, carbonization tests. As noted above,primary data for Seams 14 and 15 are not yet available; reporting of these data was derived from secondary sources.[1]

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The mined coal from Carbon Creek will likely fall into two main logical groups: medium volatile (mid-vol) and high volatile (high-vol) bituminous coals.

Most of the mid-vol coals seams, i.e. the lower seams 14, 15, 27, 31 and 40, will be marketed as hard coking coals (HCC). While Seam 40 is currently included in this group, the most recent analytical, petrographic and carbonization results indicate this may be a semi-soft coking coal. However, previous Utah washability data from 1976 indicates that Seam 40 is a “black and white” coal with a potential product ash of 6% (ad) and is dissimilar from the current primary data.

These inconsistencies indicate a possible seam correlation error. To resolve this issue, petrographic fingerprint comparisons with other drill cores into Seam 40 are planned. The salient clean coal quality data based on the laboratory results for Seams 14 through 40 are listed in Table 1.4.

The remaining seams above Seam 40 are targeted as semi-soft or pulverized coal injection (PCI) coals. Of particular note are Seams 46 and 47. These mid-vol coals are low ash and may be suitable candidates for a PCI market. The key quality characteristics based on laboratory results of these upper seams can be found in Table 1.5.

__________________________________________
1 J. R. Messineo, “1976 Carbon Creek Test Program,” Internal report to Utah Mines, July 13, 1977.

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TABLE 1.4 HARD COKING COAL QUALITY CHARACTERISTICS FROM SSP

		Seam
Parameter	Basis	40	31	27	15[2]	14[3]
Proximate analysis
Moisture	ad	0.8%	1.1%	0.7%	1.0%	1.0%
Ash	ad	8.5%	5.0%	6.1%	3.1%	5.4%
Volatile matter	ad	31.3%	27.2%	26.4%	25.6%	23.0%
Volatile matter	dmmf	35.0%	29.1%	28.6%	26.9%	24.8%
Fixed carbon	ad	59.5%	66.8%	66.8%	70.3%	70.6%
Sulphur	ad	1.3%	0.7%	0.8%	0.9%	0.8%
Phosphorus	ad	0.049%	0.036%	0.096%	0.060%	0.125%
Hardness index (HGI)		~55	~60	~68	~69	~71
Caking and Plasticity Tests
CSN/FSI - Lab Results		7	6	5 1/2	4 1/2	5 1/2
CSN/FSI - Process Simulated		6 1/2	5 1/2	5 1/2	5 1/2	5 1/2
CSN/FSI - Process Simulation adjusted					7	7
Gieseler Plastometer Test
Max fluidity	ddpm	21	6	5	1.9	3
Dilatometer Test (Ruhr)
Max contraction	%	20%	22%	22%	23%	22%
Max dilation	%	18%	-12%	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax	%	0.94%	1.04%	1.16%	?	?
V-types
V-8		21%	1%
V-9		67%	18%
V-10		12%	65%	12%	1%
V-11			16%	70%	11%	10%
V-12				18%	87%	77%
V-13					1%	10%
V-14						3%
Composition Balance Index		0.38	0.85	0.83	1.63	1.83
Base – Acid Ratio of Ash		0.16	0.18	0.05	0.35	0.14
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		86.2%	93.8%	94.2%
Stability (ASTM)		31.0%	54.0%	61.0%
Coke Tests
CSR		42.3%	53.3%	64.1%
CRI		36.6%	34.0%	26.3%
ASTM Coke Tumbler Test
Stability					48%	54%
Hardness					63.0%	54.0%

__________________________________________
2 Ibid.
3 Ibid.

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TABLE 1.5 SEMI-SOFT COKING / PCI COAL CHARACTERISTICS

		Seam
Parameter	Basis	58B	58A	55	54	52	51A	51	47	46
Proximate analysis
Moisture	ad	1.5%	1.1%	1.2%	0.9%	1.3%	1.0%	1.5%	1.0%	0.9%
Ash	ad	6.0%	4.5%	4.6%	2.9%	6.7%	3.0%	5.8%	5.0%	2.5%
Volatile matter	ad	30.9%	31.3%	30.6%	29.1%	31.8%	29.2%	30.2%	25.5%	26.5%
Volatile matter	dmmf	33.7%	33.5%	32.8%	30.5%	35.1%	30.6%	32.9%	27.4%	27.6%
Fixed carbon	ad	61.6%	63.2%	63.6%	67.2%	60.2%	66.8%	62.5%	68.5%	70.1%
Sulphur	ad	0.8%	0.9%	0.7%	0.8%	1.3%	0.7%	0.8%	1.2%	0.8%
Phosphorus	ad	0.053%	0.009%	0.088%	0.018%	0.036%	0.017%	0.034%	0.022%	0.005%
Hardness index (HGI)		~48	~52	~48	~47	~50	~52	~52	~52	~52
Caking and Plasticity Tests
CSN/FSI - Lab Results		3	3	2 1/2	2	3 1/2	2	2 1/2	2	2 1/2
CSN/FSI - Process Simulated		3	3 1/2	2 1/2	2 1/2	3 1/2	3 1/2	3	2 1/2	3
Gieseler Plastometer Test
Max fluidity	ddpm	1.9	0.6	1.7	1.5	2.5	1.0	1.5	0.7	0.5
Dilatometer Test (Ruhr)
Max contraction	%	27%	13%	25%	26%	28%	17%	3%	5%	15%
Max dilation	%	-	-	-	-	-	-	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax	%	0.90%	0.89%	0.94%	0.96%	0.89%	0.91%	0.95%	1.01%	0.99%
V-types	%
V-7			6%			10%	2%
V-8%		47%	49%	20%	14%	48%	45%	21%	9%	14%
V-9%		46%	41%	69%	55%	40%	48%	61%	41%	41%
V-10%		7%	4%	11%	31%	2%	5%	18%	34%	33%
V-11%									16%	12%
V-12
Composition Balance Index	%	0.62	0.57	0.7	1.28	0.71	1.17	0.93	1.67	1.35
Base – Acid Ratio of Ash		0.06	0.27	0.07	0.06	0.33	0.07	0.63	0.12	0.14
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		89.6%	86.2%	91.4%	91.7%	89.6%	90.4%	92.6%	89.6%	92.0%
Stability (ASTM)		38.0%	31.0%	43.0%	44.0%	38.0%	40.0%	47.0%	38.0%	45.0%
Coke Tests
CSR										1.1%
CRI										60.8%

1.10.4	Projected Product Quality

Norwest applied the Carbon Creek washability data collected from the LD cores and other historical sources to its Limn flowsheet simulation software to develop the process design for the CPP and plausible product quality. The target product ash contents were determined by maintaining heavy media densities within practical and industry norms. Most of the coal seams, with the exception of Seam 40, display excellent separation characteristics.

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Table 1.6 list the projected product qualities for the hard coking coal seams.

TABLE 1.6 HARD COKING COAL TARGET PRODUCT QUALITY

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
14	1.0	6.8	7.7	5.5	6.0	0.72	6-7
15	1.0	5.9	6.8	4.6	5.0	0.84	6-7
27	0.7	5.7	6.4	5.6	6.0	0.77	6-7
31	1.1	5.9	7.1	5.6	6.0	0.67	6-7
40	0.8	6.4	7.1	7.9	8.5	1.24	6-7

Table 1.7 list the projected product qualities for the candidate PCI, semi-soft coking and/or thermal coal seams.

TABLE 1.7 CANDIDATE PCI, SEMI-SOFT COKING & THERMAL COAL TARGET PRODUCT QUALITIES

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
46	1.3	5.6	6.8	2.3	2.5	0.81	3
47	1.0	6.0	6.9	4.7	5.0	1.18	2½
51	1.5	5.3	6.7	5.6	6.0	0.81	3
51a	1.0	4.9	5.9	2.8	3.0	0.71	3½
52	1.3	5.0	6.2	5.6	6.0	1.28	3½
54	0.9	4.7	5.6	2.8	3.0	0.81	2½
55	1.2	4.1	5.3	4.3	4.5	0.68	2½
58a	1.1	5.7	6.7	4.7	5.0	0.91	3½
58b	1.5	4.7	6.1	5.2	5.5	0.83	3

1.11	MINERAL RESOURCE ESTIMATE - COAL RESOURCES

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43- 101. The coal resources were reported from a MineSight™ software generated 3D block model. Numeric seam identifiers, ore volumes and resource limiting criteria were coded into the 3D block model from gridded surface files representing the extent of the surface and underground coal resource in accordance with GSC Paper 88-21 guidelines and within the Cardero license application areas. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1.8. The resource statement is current as of September 20, 2012.

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Carbon Creek has an estimated 468Mt of in-place coal resources in the measured and indicated categories plus 232Mt in the inferred category. Table 1.8 breaks these resources into surface and underground tonnes. Figure 1.2 illustrates the extent of the coal resource.

TABLE 1.8 CLASSIFICATION OF RESOURCE – CARBON CREEK PROPERTY – SEPTEMBER 20, 2012

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	197	31	32
Underground	mvB	143	97	199
Total	mvB	468		232

The current resource estimate represents a substantial increase in coal resource tonnes from the Norwest’s PEA estimates (2011). The increase is due to inclusion of additional drill hole data in the resource calculations that was previously not available to Norwest. This data was used to identify an additional 14 seams of economic potential and provided sufficient spatial coverage for the expansion of the resource area to the east of the Carbon Creek and south of Eleven Mile Creek.

1.12	MINERAL RESERVE ESTIMATES

Based on the geological model developed by Norwest a general mining layout was prepared for surface, highwall and underground mining areas. Applying mining parameters, as discussed in Section 16 and economic analysis as discussed in Section 22 of this report, a coal reserve tonnage estimate was developed for each mining method as shown in Table 1.9.

TABLE 1.9 COAL RESERVES THROUGH YEAR 20 – SEPTEMBER 20, 2012

Mining Method	ROM Tonnes (millions)	Saleable Tonnes (millions)
Surface	56	38
Highwall	14	7
Underground	52	33
Combined Total	121	78

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The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources in this report that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

1.13	MINING METHODS

The nature of the geology of the Carbon Creek Project lends itself to employing several mining methods to maximize the recovery of the resource and the resultant project economics. The proposed mining methods include underground room and pillar mining with continuous miners, surface contour and area mining using hydraulic excavators and trucks and highwall mining. After a short ramp up period, all mining methods will be employed concurrently throughout the 20 year mine plan.

Surface mining is projected to occur in two areas designated as the Northern Surface Mine and the Central Surface Mine. The Northern Surface Mine is adjacent to Seven Mile Creek on the north side of the Carbon Creek property. The Central Surface Mine is just north of Nine Mile Creek. The underground mining operations are projected to have two sets of portals approximately three kilometers north of Seven Mile Creek and three sets of portals approximately two kilometers south of Seven Mile Creek. Highwall mining will occur throughout the surface mining areas along the outcrops of the various seams after contour mining has taken place.

Surface contour mining will begin first in 2014 simultaneously in the North and Central areas which will allow areas for highwall and underground mining to be developed. Surface contour mining will continue throughout the Life-of-Mine (LOM). Surface area mining will commence in 2016 in both the North and Central areas of the mine and will also continue for the LOM. Highwall mining will also commence in 2016 in both areas of the mine. Underground mining will commence in 2016 in the North area of the lease with one continuous miner (CM) unit operating and ramping up to six CM units by 2019.

ROM production from the Northern Surface Mine, including highwall mining, ranges from 1.1Mtpa to 1.8Mtpa and averages 1.4Mtpa over the mine life. The ROM strip ratio averages 12 to 1. Overburden will be removed using two 22m3 class excavators and eight 173t class haul trucks operating on a seven day, 20 hour per day schedule. One highwall mining unit will operate producing 450,000tpa. Clean coal production is expected to be hard coking coal except for a small amount of thermal coal produced from the oxidized zone along the crop lines. Clean coal production ranges from 0.6 to 1.3Mtpa and averages 0.9Mtpa over the LOM.

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ROM production from the Central Surface Mine, including highwall mining, ranges from 1.4Mtpa to 3.8 Mtpa and averages 2.3Mtpa over the LOM. The ROM strip ratio averages 7 to 1. Overburden will be removed using two 22 cubic meter (m3) class excavators and eight 173 tonne class haul trucks operating on a seven day, 20 hour per day schedule. One highwall mining unit will operate producing 450,000 tonnes per year. Clean coal production is expected to be semi-soft coking coal except for a small amount of thermal coal produced from the oxidized zone along the crop lines. Clean coal production ranges from 0.8 to 3.0Mtpa and averages 1.5Mtpa over the LOM.

Production from the underground mine operations is projected from five separate seams. ROM production varies with coal thickness and seam gradient. Underground mining operations are planned to be conducted to a minimum coal seam thickness of 1.2m. Underground mining initiates with Seam 15 in 2016 and expands with Seam 14 in 2018 via separate sets of portals for each seam. The portal locations for Seam 15 and Seam 14 are approximately three kilometers north of Seven Mile Creek. Production starts with one CM unit in 2016 and ramps up to six CM units by 2019. As mining reserves in Seam 15 and Seam 14 are depleted beginning in 2025, CM units are re-located south to the three sets of portals for seams 31, 27 and 40. Provisions for reduced productivity due to the initial low experience levels of the underground mine workforce has been included in the project economics for the first three years of underground mining operations. ROM production, subsequent to the three year ramp up, ranges between 2.6Mtpa to 3.3Mtpa and averages 3.0Mtpa. Clean coal saleable product from the underground mining operations is expected to be hard coking coal and is projected to range from 1.6Mtpa to 2.1Mtpa with an average saleable production rate of 1.9Mtpa.

ROM and clean coal production by area and mining type is summarized in Table 1.10 below.

TABLE 1.10 LIFE-OF-MINE PRODUCTION BY AREA AND MINING TYPE

Mining Method/Area	ROM Tonnes (millions)	Saleable Tonnes (millions)
Northern Surface Mine
Area Mining	17	11
Contour Mining	5	3
Highwall Mining	5	3
Total Northern Surface Mine	27	17
Central Surface Mine
Area Mining	27	19
Contour Mining	8	5
Highwall Mining	8	4
Total Central Surface Mine	43	28
Underground Mines	51	33
Combined Total	121	78

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1.14	PROJECT INFRASTRUCTURE

Coal from the underground mine portals in the north and south of the property will be delivered to the coal processing plant, located at Carbon Inlet, by overland conveyors to two hard coking coal ROM storage domes, each with a capacity of 90 kilotons (Kt). Each of the streams will be fed into a rotary breaker for destoning prior to delivery to the ROM storage domes. Semi soft / PCI ROM from the Northern and Central surface mines as well as the contour mining operations will be trucked to the truck tip, and will be fed into either the single thermal or two semi soft / PCI coal ROM storage domes (capacities of 25Kt and 70Kt respectively), after destoning in a rotary breaker. Provision has been made for emergency ROM stockpile areas in addition to the storage domes.

Following beneficiation, the respective clean coal products will be fed into hard coking, semi soft / PCI and thermal storage domes of 80Kt, 50Kt and 2Kt respectively (or emergency stockpiles) prior to loading onto barges. Product logistics will be controlled from the plant site to ensure that clean coal is fed directly onto trains at Mackenzie without the need for domes or stockpiles at the rail loop.

The administration block, mine dry, maintenance shop and warehouses will be located adjacent to the plant site at Carbon Inlet. Each of the underground mine portals will be serviced by satellite warehouses and personnel facilities.

Power for the mining operation will be fed via a BC Hydro line from the electricity supply facility at the WAC Bennett Dam. Distribution on the mine site will be via a main substation located at the plant site, and further distribution through appropriately located substations at each of the mining operations. Maximum power demand will range from 8 megawatt (MW) at the commencement of the mine to approximately 43MW at full production.

Water for the operation will be sourced from Williston Lake. However, maximum use will be made of water captured from dirty water runoff drains and plant recycle water.

Access to the mine site will be via the Johnson Creek Forestry Service Road which will be upgraded to accommodate the anticipated high volume of personnel transport and material delivery vehicles.

1.15	MARKET STUDIES AND CONTRACTS

1.15.1	Market Study

An independent market analysis was prepared and provided by Kobie Koornhoff Associates. A summary of the results and conclusions from the report dated September 17, 2012 are below.

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Based on washability testing of coals from the Carbon Creek property, three products have been identified for sale onto the seaborne coal market:

•	Carbon Creek HCC, comprising the Lower Seams (Seams 14-40)
•

Carbon Creek high volatile metallurgical coal (HV Metcoal), comprising the Upper Seams (Seams 46-63), which would be suitable either as a semi-soft coking coal (SSCC), or for injection into the blast furnace as a PCI

•	Carbon Creek thermal coal, comprising oxidized or partially oxidized coal.

The quality characteristics of the three Carbon Creek products were compared to a series of benchmark coals traded internationally, to arrive at appropriate pricelines for each of the three products:

•	Carbon Creek HCC is evaluated at a US$10/t discount to the generally reported coking coal Headline Pricing
•

Carbon Creek HV Metcoal is benchmarked on the basis of both the semi-soft and the PCI coals. As a High Vol PCI coal, the price is taken as 85% of the price of the prime Low Volatile PCI coals; as a High Vol SSCC, it is benchmarked at a US$8/t discount off the price of the major semi-soft coals.

•

Carbon Creek Thermal is compared with New South Wales (NSW) thermal coals contracted to the Japanese Power Utilities (JPU); based on heat value differentials, Carbon Creek Thermal is priced at a 12% premium to the NSW thermal coals.

The recent coking coal settlement for the October – December 2012 quarter represents the lowest price since the onset of the quarterly price regime. Only a gradual improvement is expected over the next 12 months as the production cutbacks announced by Australian and US majors start to take effect, and assuming a modest recovery in demand flowing from the stimulus package announced by the Chinese government.

A series of analysts' price forecasts were combined with an independent price outlook to arrive at the following long term price scenarios for the Carbon Creek products:

TABLE 1.11 LONG TERM PRICE FORECAST

Carbon Creek Coals – Long Term Price Forecast
(US$ per tonne)	Low Case	Base Case	High Case
Hard Coking Coal	165	200	217
High Vol Metcoal	113	137	148
Thermal Coal	96	115	119

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1.15.2	Contracts

Cardero has entered into a contract with Ridley Terminals which provides port capacity for Cardero for a portion of the projected coal sold from the Carbon Creek Property. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000tpa through 2014, increasing to 900,000tpa in 2015. The agreement with RTI allowed the port authority an option to wait before committing to the contracted tonnage. This commitment has subsequently been provided to Cardero by RTI.

1.16	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

1.16.1	Safety and Health

Cardero commits to the application, fostering and continual development of a safety culture for all employees, consultants and contractors, the tracking and reporting of health and safety performance measures and progress towards the development of corporate and operation-specific Health and Safety Management System, to be established throughout mine development and operations, consistent with the OHSAS 18001 standard. The H&S policy has been applied to all field activities undertaken during the 3-year exploration drilling program, and elements of a more comprehensive and widely-applied corporate H&S program have, and continue to, evolve, as the Project expands in scope.

1.16.2	Environment, Permitting & Sustainable Development

Cardero will develop corporate and operation-specific Environmental Management Systems throughout mine development and operations, consistent with the ISO 14001 standard; and apply the appropriate standards of environmental performance consistent with Mining Association of British Columbia Environmental Principles and the Mining Association of Canada's Toward Sustainable Mining elements.

Production at the proposed Carbon Creek Metallurgical Coal Mine will exceed 250,000tpa and will therefore be regulated under the BC Environmental Assessment Act (BCEAA). Additionally, large resource projects are subject to regulation by several provincial regulatory programs including those administered by the Ministry of Energy and Mines (MEM), and the Ministry of Environment (MOE). Depending on the type of operation and potential impacts on natural resources or infrastructure, coordination with the federal agency responsible for completing Environmental Assessments (EA) – specifically, the Canadian Environmental Assessment Agency (CEAA) under the Canadian Environmental Assessment Act - will also likely be required. If the project fails to qualify for exemption under the new Designated Project Regulations there may be requirements for permitting by one or more of the federal agencies. Applicable federal statutes that may trigger the need for permits include: the Fisheries Act (Fisheries and Oceans Canada (DFO)) the Migratory Birds Act, the Navigable Waters Protection Act and the Explosives Act (Natural Resources Canada). The BCEAA and CEAA processes were initiated with the submission and acceptance of a Project Description. This process will ultimately conclude with the issuance of an Environmental Assessment Certificate (EAC) that will allow the project to move forward to obtain permits from other regulatory agencies as set out below.

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The key component of the Carbon Creek EA process is the collection of environmental baseline data within the Carbon Creek Project area, as required by the pre-application EA process. Programs initiated to-date include:

•	Fisheries and wildlife monitoring
•	Long-term water and sediment quality sampling and analysis
•	Long-term monitoring programs for baseline climate, air/noise, and hydrology
•	Hydrogeological studies
•	Socioeconomic studies
•	Paleontological and archaeological studies (an Archaeological Overview Assessment (AOA) has been completed; an Archaeological Impact Assessment (AIA) is now in progress).

The Carbon Creek Project Description has been completed and accepted (i.e., a Section 10 Order was issued by EAO on May 9th, 2012), and a first draft Application Information Requirements (AIR) for an EAC application was submitted on July 5th, 2012. Completion of the AIR – subsequent to further review by a technical Working Group and public consultation - is anticipated by Q4 of 2012, followed by the submission of an effects assessment report (Q1 2013), and submission of the final EAC Application by June 2013.

Cardero is placing special emphasis on the evaluation of a number of potential environmental effects, based on several criteria (e.g., similar issues in the same geographical area, other coal mines, etc.), specifically:

•	Potential ecological effects of selenium, sulphate and nitrate on aquatic biota
•	Effects of mining activities on local bull trout (a blue-listed species) populations
•	Metal leaching/acid rock drainage potential from ore
•	Human health impacts of coal dust
•	Archaeological concerns
•	Habitat displacement impacts on large ungulates.

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As part of the EA, a closure and reclamation plan will be developed, in order to assure the long-term sustainability of the property. Moreover, when Carbon Creek begins active operations, an Environmental Management Plan (EMP) will be developed as the mine is constructed and begins to operate. In addition to completing the EA process, other permits must be obtained. While the EA process may allow for ‘concurrent’ processing of approvals with the EA, this does not occur until later in the EA process. Some of the key permits include:

•

Mines Act permit (MEM) - to include details of mining and reclamation plans, as well as provisions for environmental protection. The permit will also require posting of appropriate financial securities to cover reclamation and closure costs.

•

Environmental Management Act for waste water discharges combined with the Waste Management Act, (MOE; Environmental Protection Division). Air quality impacts and associated approvals are regulated under the Environmental Management Act and the corresponding Waste Discharge Regulations. A permit issued under the Environmental Management Act incorporates enforceable standards that apply to the coal mining industry.

•	Water Act (MOE; Water Stewardship Division) - water license approval to divert and use surface water will allow the license holder to divert water for the project.
•

Fisheries Act (S. 37) (DFO) - based upon the use of a transportation route within Williston Lake, and potential impact to fish habitat in the Lake and tributaries of Williston Lake including Carbon Creek, a federal permit under the Act could be required for the project. The need for this permit would trigger federal involvement in the EA process.

The certification and permitting schedule, which will encompass most of the project permits required, is anticipated to be as follows:

Environmental Assessment Certificate (EAC)
Submission of EA report/application to the EAO and CEAA	June 2013
Review by EAO and CEAA	June 2013– May 2014
Decision from Minister of Environment	June 2014

Permitting
Submission of applications for construction-phase permits
and associated permits	June 2013
Submission of applications for operational and closure-phase permits
and associated mine and effluent permits	December 2013
Construction-phase permit issuance	February 2014
Operational-phase permits issuance	August 2014

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1.17	COMMUNITY AND STAKEHOLDER CONSULTATION

Cardero will establish mutually-beneficial relationships with the communities in which it operates; maintain knowledge of, and sensitivity to, the needs of neighboring communities and local cultures, in particular, First Nations; consult with communities to develop a process to manage communications, activities and address local concerns; and, apply a local preference hiring policy.

In conjunction with other EA activities, Cardero has undertaken extensive consultation and engagement with provincial and federal government representatives, First Nations and local community stakeholders. Consultations with local and regional First Nations (FN) groups are required as part of the EA process. The level of consultation will vary depending upon whether the lands are within, or have any impacts on, traditional territories identified under Treaty 8 (or other FN groups), or if the project is outside of these lands and covered under Aboriginal Rights and Title requirements. Successful FN consultation provides the groundwork for obtaining a social license for the project to operate. Therefore, consultation with FNs similar to those discussions with other stakeholders will be required.

1.18	CAPITAL AND OPERATING COSTS

1.18.1	Capital

Assumptions regarding capital expenditures are detailed in Section 21 of this report. All dollar values throughout this report are in US$. Capital required to bring the project to full production total $475M and include coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development and contingency. Capital requirements to first production total $217M. All major surface and underground mining equipment is assumed to be leased with varying terms for underground and surface mining equipment. The total value of the mining equipment being leased is $180M. Annual lease payments at full production total $27M and $19M for surface equipment and underground equipment respectively for the duration of the respective five and three year terms. All equipment is assumed to be purchased at the end of the lease term for the stated residual value. Replacement equipment is assumed to be leased under the same terms.

Total capital excluding leased equipment is $839M over the LOM. Lease payments for mining equipment total $338M over the LOM.

1.18.2	Manpower

Manpower requirements to operate and maintain the surface and underground mines and coal processing plant are shown in Table 1.12.

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TABLE 1.12 MANPOWER REQUIREMENTS –
SURFACE MINE AND UNDERGROUND MINE AT STEADY STATE

Area	Hourly Workers	Management	Totals
Mine Management and Administration	0	41	41
Surface Mine	244	36	280
Underground Mine	397	91	488
Prep Plant	58	9	67
Totals	699	177	876

1.18.3	Operating Costs

Operating costs have been estimated for the surface, highwall and underground mines based on required equipment hours, labour hours and materials and supplies and estimated contract rates as applicable to each mining method. These costs are shown in Table 1.13 on a unit basis for each mine and the CHPP.

TABLE 1.13 CASH OPERATING COSTS

Cost Area	$/ROM tonne	$/Clean tonne
Surface Mining – Northern Area	51	75
Surface Mining – Central Area	33	48
Highwall Mining	17	42
Underground Mining	44	69
Coal Handling & Prep	4
Sub-Total (Includes equipment lease payments)		61
Indirect Costs		13
Total Cash Costs		74

1.18.4	Economic Analysis

Norwest prepared an economic model in US$ that captures direct costs, including labor, equipment, materials, production taxes and royalties. Indirect costs including corporate overhead, mineral tax and property tax were added to the model along with depreciation of purchased equipment and facilities. A cash flow calculation was prepared on an after tax basis using an average FOB price of $174 per saleable tonne and an average clean coal production of 4.1Mtpa. Clean coal production increases from 0.75Mtpa to 3.5Mtpa over the first five years of production and then averages 4.4Mtpa, ranging from 2.7Mt to 5.2Mt, for the remaining mine life of 15years.

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Pre-production cash outflows total $243M over the estimated two year initial development and construction period. Production begins in Q4 2014 with coal being sold in 2015. Construction continues through 2015 with additional cash outflow of $210M for a total of $453M through complete development and construction. Cash flow is positive beginning in 2016 and payback occurs approximately 7 years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $145M per year for a total net cash flow of $2.1B over the LOM for Cardero’s 75% interest.

The internal rate of return (IRR) for Cardero’s 75% interest in the Carbon Creek Joint Venture is approximately 24%. Net present values (NPV) at 8%, 10% and 12% are shown in the Table 1.14.

TABLE 1.14 NPV RESULTS CARDERO’S 75% INTEREST ($M)

Interest Rate	8%	10%	12%
NPV	$633	$466	$338

The internal rate of return for the entire property is approximately 27%. Net present values at 8%, 10% and 12% are shown in Table 1.15.

TABLE 1.15 NPV RESULTS 100% INTEREST ($M)

Interest Rate	8%	10%	12%
NPV	$878	$658	$492

1.18.5	Sensitivity Analysis

Sensitivity of the economics regarding coal sales price, direct mining costs capital expenditures and equipment leasing were evaluated. The results are summarized in Table 1.16.

TABLE 1.16 SENSITIVITY ANALYSIS ($M)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case Pricing	24%	$633	$466	$338
High Case Pricing	27%	$819	$616	$462
Low Case Pricing	13%	$192	$99	$31
10% Increase in Direct Mining Costs	22%	$551	$397	$281
10% Increase in Capital Costs	22%	$605	$438	$312
Buy vs Lease Equipment	22%	$620	$447	$315

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Table 1.17 summarizes the key results of this report.

TABLE 1.17 CARBON CREEK PROJECT KEY PARAMETERS

Resource Measured & Indicated	Mt	468
Resource Inferred	Mt	232
Underground Reserve Tonnes	Mt	51
Mean Plant Recovery	%	64%
Underground Clean Coal Tonnes	Mt	33
Surface Mineable Tonnes	Mt	70
Mean Plant Recovery	%	65%
Surface Clean Coal Tonnes	Mt	45
Total Clean Coal Tonnes Produced	Mt	78
Surface Mining Minimum Seam Thickness	M	0.6
Surface Mining Average Strip Ratio – Northern Surface Mine	Ratio	12:1
Surface Mining Average Strip Ratio – Central Surface Mine	Ratio	7:1
Underground Mining Minimum Seam Thickness	M	1.2
Underground Mining Overall Extraction	%	53
Full Production Rate Clean Coal per Year (2016-2034)	Mt/yr	4.1
Capital Costs to First Production – (With Equipment Leasing)	M$	$217
Capital Costs to Full Development	M$	$475
Sustaining Capital LOM	M$	$364
Value of Leased Equipment	M$	$180
Northern Surface Mine OPEX ROM Basis	$/t	51
Central Surface Mine OPEX ROM Basis	$/t	33
Highwall Mining OPEX ROM Basis	$/t	17
Underground Mine OPEX ROM Basis	$/t	44
Northern Surface Mine OPEX Clean Coal Basis	$/t	75
Central Surface Mine OPEX Clean Coal Basis	$/t	48
Highwall Mining OPEX Clean Coal Basis	$/t	42
Underground Mine OPEX Clean Coal Basis	$/t	69
Processing OPEX	$/t	4
Average direct mine costs (incl. equipment lease) Clean Coal Basis	$/t	61
Haul, Rail & Port Costs	$/t	37
FOB Cost	$/T	98
FOB Price Long-Term Base Case	$/t	174
Gross Revenue LOM	M$	13,620
Operating Costs LOM	M$	9,001
Pre-Tax Operating Cash Flow LOM	M$	4,619
Post-Tax NPV 8 (75% Basis)	M$	633
Internal Rate of Return (75% Basis)%		24
Post-Tax NPV 8 (100% Basis)	M$	878
Internal Rate of Return (100% Basis)%		27
Total Undiscounted Post-Tax Cash Flow (75% Basis)	M$	2,133

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1.19	SIGNIFICANT FACTORS AND RISKS

The exploration and future mining operation does not utilize unique technologies that might be subject to challenge by third parties. However, the project will need to work its way through the EA process, as well as other permitting processes. FN consultation is a critical element of the project development that requires a great deal of commitment, so that consensus among parties is reached to support the long-term sustainability of the project. Based upon information provided by Cardero, engagement has been initiated to obtain FN support for early project activities (i.e., exploration program). This engagement continues. FN members are employed in the ongoing exploration program, and there is a plan to involve FN members in environmental monitoring and other future activities. Also, hiring and training miners, particularly underground miners, will be challenging given the tight labor market in the region. Environmental considerations will need to be comprehensively addressed during the EA process; water quality is likely to be a focus of study. Additionally, direct and indirect impacts to wildlife populations will be an important issue addressed during the EA process. None of these issues appear to represent insurmountable hurdles, and given a pro-active approach with good process management, the project should be able to advance beyond this PFS to the Feasibility stage of investigation.

1.20	INTERPRETATION AND CONCLUSIONS

1.20.1	Conclusions

Based on the results of this PFS, Norwest has reached the following conclusions:

	•	There are sufficient mineable tonnes of various grades of metallurgical and thermal coal in the Carbon Creek resource area to produce approximately 4.1Mtpa saleable coal for a 20 year period.

	•	No fatal flaws have been identified at this stage of project development.

•

Pre-production capital costs, estimated at $217M will be required to bring this project into production. Additional capital estimated at a total of $475M will be required to bring the project to full production. Sustaining capital of $364M will be required over the remaining life of the mine.

	•	Operating costs per tonne of clean coal average $74.

	•	At the base price scenario for the various products averaging $174, this Project will generate positive cash flows and achieve an IRR on investment of 24%.

1.21	RECOMMENDATIONS

1.21.1	Development Drilling

The results of the 2012 drilling program should be included in the geological database and a new geological model produced for the Feasibility Study.

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1.21.2	Mine Planning Refinement

Additional refinement of the geologic model along with a detailed mine plan is recommended and will yield a revised and more accurate recoverable reserve base. This work should be completed at the Feasibility level of project evaluation. Optimum production plans and methods should be analyzed. One example for further study is to examine the applicability of underground longwall mining rather than room and pillar mining.

1.21.3	CHPP Design and Construction

Prior to proceeding with the project for detailed design and construction, Norwest recommends that additional studies be performed to better characterize the coals to ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

Additional studies and recommended data include:

• Washability study with large diameter cores collected during 2012 field program.

• Further metallurgical characterization of main seams and potential blends.

• Materials characteristics tests for the projected refuse materials.

•

Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation are being collected and when the results are available they should be used for additional detailed design.

1.22	GEOTECHNICAL STUDIES

Geotechnical sampling and detailed core logging have been conducted in the 2011 drilling program and continues with the 2012 drilling program. The data is being used to develop a current rock mechanics database. This data should be used to further refine the mine plans for both surface and underground mines.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study using best practices and information from similar projects in the area, although site construction will require further studies. Detailed geotechnical data is being collected as part of the 2012 field program.

1.23	WATER SUPPLY – HYDROLOGY

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data.

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A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

This PFS includes general assumptions with regard to surface water management plans and structures. A surface water management plan will need to be developed using site specific data relative to precipitation, ground water interception from mining, mine plans, surrounding topography and drainages.

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2	INTRODUCTION

Norwest prepared this report at the request of Cardero Resources, the parent company of Cardero Coal Ltd. This Pre-Feasibility Study Technical Report has been prepared in accordance with the current requirements of NI 43-101, including topics specified in Form 43-101F1. The purpose of this report is to update the PEA issued by Norwest in December 2011 and further evaluate the economic viability of mining coal resources from the coal tenures controlled by the Carbon Creek Joint Venture in which Cardero holds a 75% Net Proceeds Interest.

2.1	TERMS OF REFERENCE

Norwest developed a pre-feasibility mining study and economic analysis of the Carbon Creek resource area as per the following Terms of Reference (Scope of Work):

•	Update the geologic model for results of the 2011 drilling program

•	Update the resource statement for the Carbon Creek Project

•	Prepare a reserve statement for the portion of resources which can be stated as economically viable reserves as determined by Norwest in accordance with NI 43-101 requirements

•

Mine design and operating aspects which includes both surface and underground operations, surface facilities and systems, coal handling and loadout, and coal processing to supply a uniform quality and quantity of coal to rail and finally to port.

•	Develop a plan to supply the coal at the optimum production rate for the life of the project from the properties controlled by Cardero.

•

Develop the capital and operating cost estimates for the mine and coal processing handling elements of the Study as outlined above for the life of the project including the equipment, offices, shops, and related infrastructure for these study elements.

•	Estimate the water, energy and utility requirements for these two areas, such that they can be included in the larger estimate for the overall Study.

•	Identify permits and licenses required for construction and operation of the Norwest areas of responsibility. Note any environmental issues and special permitting concerns.

•	Prepare the financial model including operating costs, capital expenditures, DCF, and sensitivities.

•	Cardero will be responsible to provided information in the areas of:

− Reliable transportation, port costs, and marketing information

− Cost information on internal company agreements or lease acquisition

− Geo-technical data developed by others.

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2.2	SOURCES OF INFORMATION

This Technical Report utilizes historical data collected at the property by past development groups. The historic data consists of technical reports compiled by Utah during the 1970s and 1980s. These reports included the exploration results and interpretation of drill hole information, surface mapping, bulk sampling, and exploration geophysics. Several estimates of potential coal tonnage and quality were made by Utah during this time, focusing on various areas of the property and targeted at meeting differing objectives. In addition to the Utah technical reports, other publically available geologic data has been utilized to form the framework for the property' s geologic setting. This Technical Report also utilizes information supplied by Cardero, various Ministries of the Government of British Columbia, cost information from InfoMine' s Western Mine and Mill Equipment Cost Guide, various equipment manufacturers, engineering firms, and an equipment leasing company.

2.3	PERSONAL INSPECTION

The site visit for this project included a one day (May 1, 2012) inspection of the resource area. An orientation by helicopter around the exterior limits of the property and flight lines crossing through the property was provided. A ground inspection was then conducted. At the time of the inspection, there was still snow at the upper elevations and some roads were not passable. Lower roads were in spring thaw, and thus were muddy and somewhat difficult to traverse. A ground inspection by ATV and four wheel drive pickup was conducted along most principle roads that were passable at the time. A drilling site from last fall was viewed and several seam outcrops were observed, including a view of the waste material intervals. Several fault contact zones were also closely inspected. Additionally, a section of Eleven Mile Creek was walked to allow close up inspection of one of the fisheries that must be protected and close-up inspections of several coal seam outcrops.

The authors certify that they have supervised the work as described in this report. The report is based on and limited by circumstances and conditions referred to throughout the report and on information at the time of this investigation. The authors have exercised reasonable skill, care and diligence to assess the information acquired during the preparation of this report.

The accuracy of resource estimate is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable.

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Mineral resources are not mineral reserves and there is no assurance that any mineral resources, other than those classified as reserves in this report, will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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3	RELIANCE ON OTHER EXPERTS

Norwest has prepared this report specifically for Cardero Resources. The findings and conclusions are based on information developed by Norwest available at the time of preparation and data supplied by outside sources.

The authors have relied on others in the preparation of this report. Norwest has relied on representations and studies conducted and provided by Cardero. Norwest relied on Cardero' s representations regarding the status of mineral tenure rights and that the terms and conditions of all agreements relative to tenure have been met and that there are no encumbrances to the tenures. Norwest has not conducted a search of mineral titles and tenures nor has it independently verified that all terms and conditions relative to tenure agreements have been satisfied. Our reliance on tenure applies to Sections 1 and 4 of this report.

Norwest staff has not conducted any independent field work for the preparation of this report and have relied on the results of exploration programs documented in various public reports and on recent drilling data and laboratory results supplied by various testing laboratories and Cardero. Our reliance on this information applies to Section 1, Section 9, Section 10, Section 11, and Section 13.

Norwest also relied on Cardero' s representations regarding the status of the various environmental permits discussed in Section 20 of this report.

Cardero provided studies relative to coal transportation and off-site power distribution to the project. Norwest reviewed these studies and believes the conclusions and cost estimates are reasonable. Excerpts from these studies are included in Section 18 of this report. Our reliance on this information applies to Section 18, Section 21, and Section 22 of this report.

Norwest relied on the Market Study of the Carbon Creek Property prepared by Kobie Koornhof Associates dated September 17, 2012. The study was commissioned and paid for by Cardero and issued to Norwest. Our reliance on this report applies to Section 1, Section 21, and Section 22 of this report.

Other Norwest personnel assisted in the compilation and digitization of the historical data and documents and the information contained within, in developing a mine plans, in developing coal quality predictions, in developing cost estimates and financial analysis, and in developing designs for mine support facilities, coal handling and coal processing facilities. All this work was reviewed and deemed reasonable for this level of study by the authors.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	PROPERTY DESCRIPTION AND LOCATION

The Carbon Creek property lies approximately 60km northwest of the town of Chetwynd, BC and 40km west of the town of Hudson' s Hope as shown in Figure 4.1. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson' s Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

4.2	TENURE AND JOINT VENTURE

The Carbon Creek property is in the Peace River Coalfield and consists of ten Coal License Applications (and any coal licenses issued pursuant to such applications), four coal licenses and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 hectares (ha). The location of the license application areas, coal licenses and CGDL areas are illustrated in Figure 4.2. A listing of the license and license applicatio0n areas is provided in Table 4.1.

The ten Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the CCP, an Alberta partnership. The CGDL' s, totalling approximately 2,600ha, are controlled by PRP, an Alberta partnership. Cardero has entered into an option, and made all requisite payments, to exercise a coal lease over the coal resources on the CGDL from PRP.

A contiguous coal tenure application submitted by Alan A Johnson was processed by the province of BC and converted into four coal licenses (418174, 418175, 418176, and 418177) on June 14, 2012. Cardero has an exclusive option to purchase these licenses within four months of issuance for the sum of $5M. The option exercise period can be extended up to three months provided Cardero makes a payment of $20,000 per month to Mr. Johnson. Cardero informed Mr. Johnson of their intent to exercise the extension option on October 10th, 2012 and has made the initial $20,000 payment.

Cardero has entered into a joint venture agreement with CCP, in which Cardero will have a 75% net proceeds interest and CCP will have a 25% net proceeds interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its resource in the Carbon Creek deposit. The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profit interest which requires Cardero to fund the exploration, development, construction and operation of the mine. However, CCP will not receive any of its share of the proceeds until Cardero has recovered 100% of its investment including all development monies, exploration expenditures, and capital expenditures as well as the cost of the Johnson coal licences. Following Cardero recovering its investment, the CCP is entitled to 25% of the net proceeds of the Carbon Creek Joint Venture.

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Cardero is the manager of the Carbon Creek Joint Venture.

Cardero Resources completed the acquisition of the balance of the outstanding shares of Cardero through a plan of arrangement that was completed on June 1, 2011.

TABLE 4.1 COAL LICENSE DETAILS

License	Area (ha)	Exploration Area	Date Acquired	Applicant
418176	1135*	Carbon Creek	Granted	Alan Arthur Johnson
418175	915*	Carbon Creek	Granted	Alan Arthur Johnson
418177	694*	Carbon Creek	Granted	Alan Arthur Johnson
418174	796*	Carbon Creek	Granted	Alan Arthur Johnson
416891	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416892	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416893	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416894	1,330	Carbon Creek	Application	P. Burns Resources Ltd.
416895	630	Carbon Creek	Application	P. Burns Resources Ltd.
416896	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416897	420	Carbon Creek	Application	P. Burns Resources Ltd.
416898	1,330	Carbon Creek	Application	P. Burns Resources Ltd.
416899	1,050	Carbon Creek	Application	P. Burns Resources Ltd.
416900	950	Carbon Creek	Application	P. Burns Resources Ltd.

*excludes overlap with Crown granted district lots

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	PHYSIOGRAPHY

The property is located in the Inner Foothills of the Canadian Rocky Mountains. The regional topography is a belt of hills and low mountains. The highest elevation on the property is slightly over 1,600m above sea level. The moderately to steeply sloping ground descends to an elevation of about 680m above sea level on the shores of Williston Lake. Most of the area is below the tree line and is densely forested with spruce and pine. Black bear and grizzly bear are present in the area as well as moose, caribou and deer. The creeks are populated with grayling and trout.

Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property. Carbon Creek is fed by a number of west to east flowing creeks, the most prominent being Seven Mile Creek, Nine Mile Creek, Ten Mile Creek, and Eleven Mile Creek. These tributaries are named according to their approximate distance from the Peace River now covered by Williston Lake. The McAllister Creek is a major east to west flowing tributary of Carbon Creek and joins the river in the southeast of the property.

5.2	ACCESS

The property is accessible by road. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson' s Hope as illustrated in Figure 4.1. The forest service road enters the property from the east and crosses Carbon Creek in the center of the property. These roads service active commercial logging operations in the area and can be negotiated with four-wheel drive vehicles in the summer and snowmobiles in the winter.

5.3	PROXIMITY TO TOWNS AND TRANSPORTATION SYSTEMS

The nearest towns to the property are Chetwynd (population 2,500) located 60km southeast of the property and Hudson' s Hope (population 1,200) located 40km east of the property. The nearest city is Fort St. John (population 18,300) located 110km east of property and is connected to the towns of Chetwynd and Hudson' s Hope by Highway 29. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

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5.4	CLIMATE

The area has a continental highland climate featuring short, warm summers and long, cold winters. Average July and January temperatures reported for nearby Chetwynd are 15.3ºC and – 10.3ºC, respectively, although cooler temperatures may be expected in the higher altitudes in the area. During January to March, cold spell temperatures will decline to lows in the range of –40º C with periods of high winds on ridge tops. Chetwynd averages 318mm of rain and 1.69m of snow per year, and the snow pack persists from October to June. Year-round mining operations are common in the area and winter conditions do not preclude surface or underground mining activities.

5.5	AVAILABILITY OF LABOR, UTILITIES AND LAND FOR PLANT AND FACILITIES

Labor will be recruited mainly from throughout Canada, although certain skilled occupations may have personnel sourced from USA and further afield if required. Experienced underground miners are scarce in Canada and Cardero will have to recruit intensively and plan on extensive training of the workforce.

The workforce will live mostly in Hudson' s Hope. The surrounding communities of Chetwynd and Fort St John may also house workers. Bus transportation to the mine site will be provided to the employees from these communities.

Electric power will initially be generated on site using diesel powered generators. A transmission line is planned to be constructed to the site from the WC Bennett Dam by Year 2 of mining . Water for coal beneficiation, general operations, showers and other domestic uses will be supplied through on-site wells and/or from the Williston Lake. Either source will require appropriate permits. Voice and data communications will be provided by satellite receivers. This communication link will endure through to the operating mine.

As confirmed by the in situ site inspection, there is adequate, level ground to accommodate the required surface facilities, coal processing plant and truck loadout. The existing gravel surfaced access road and proposed coal transportation road will require improvements including widening in some areas, adding passing lanes and replacing or repairing certain bridges.

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6	HISTORY

The history of coal exploration and evaluation at the Carbon Creek property prior to the recent 2010 to present programs is summarized in Table 6.1. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span.

TABLE 6.1 EXPLORATION HISTORY

Year	Company/ Individual	Tonnes Millions	Units
1943	Stines	2,700	Short tons
1971	Utah	316	Short tons
1972	Utah	245	Short tons
1973	Utah	188	Short tons
1975	Utah	133	Short tons
1976	Utah	143	Metric tonnes

There have been two major periods of coal exploration at Carbon Creek prior to the 2010. During the period from 1908 to 1951 exploration was limited to surface mapping, trenching, and sampling along creek beds. The next period of active coal exploration was from 1970 to 1981 when Trend Exploration Limited (Trend), a Colorado based company, conducted an aerial mapping survey and subsequently Utah Mines Ltd. (Utah) completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling programs.

6.1	PERIOD 1908 TO 1951

Coal occurrences in the Carbon Creek area were first described early in the 19th century from exposures along creek beds. Cowper Rochfort and Senator Patrick Burns (later the Burns Foundation) were the first mineral claim holders in the area starting around 1908. Various preliminary appraisals were performed by A.B. Christie for Lord Rhonda in 1914 and by Rochfort in 1921 representing the American International Company. The earlier claims by Rochfort and Pat Burns were surveyed and ten of their claims were converted to leases in 1921 (Stines, 1943). In 1928, EW Beltz, representing the Stuart and Batten Company, undertook a formal surface mapping and coal sampling program of the area. Strike and dip measurements of coal and rock outcrops were taken by Beltz along Carbon Creek and the surrounding tributaries. The coal seams were interpreted by Beltz to be developed within a broad synclinal structure with strata dipping at between 5 and 20° . The axis of this synclinal structure was interpreted as extending roughly north-south through the property and a few miles west of Carbon Creek.

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In 1942, Rochfort and Walter Wrigley excavated four trenches along Eleven Mile Creek for geologic mapping and collection of hand samples. This was followed by further surface mapping and sampling of coal bed outcrop by Stines in 1943. The mapping and sampling was largely confined to rocky outcrops along the Nine Mile Creek, Ten Mile Creek, Eleven Mile Creek, and Carbon Creek.

Stines was able to confirm the mapping and interpretation of the 1928 and 1942 surveys and a total of 13 coal samples were taken by Stines from surface outcrops in the area. Further mapping and sampling of coal exposures from creek beds and trenches were undertaken by the British Columbia Department of Mines in 1944. The results of this sampling and mapping exercise are summarized in the Mathews (1945) report. A total of 45 samples were reported by Mathews.

By 1945 up to ten separate coal seams were identified. The coal seams were exposed over an area approximately twelve miles long (north to south) and two miles wide (east to west). No drilling had taken place by 1945 and all interpretations were based on surface mapping along creek beds and trenches.

Stines (1943) estimated a total of 145 million short tons (Mst) from two prominent seams and further stated that the estimate may be as high as 2,700Mst if all 10 Gething seams are included in the tonnage calculations. Later, Mathews (1945), despite having acquired additional sample data, believed that surface mapping and trenching alone was insufficient for a reliable estimate of coal tonnages at Carbon Creek. Mathews recommended that drilling would be required for accurate coal tonnage estimates and drill hole sampling would eliminate the potential for surface weathering to negatively impacting the coal assay results.

By 1951, the last of the series of investigations was completed by Howells and Davidson (Birkholtz and Fullerton, 1972) and the coal leases at Carbon Creek were now consolidated under the name of the Burns Foundation. The Howells and Davidson report was not available in the public record, however is likely that additional sampling from stream beds and/or trenches may have taken place and were documented by the Burns Foundation.

6.2	PERIOD 1970 TO 1981

6.2.1	Trend Exploration Limited

In 1970 Trend undertook an aerial survey of the Carbon Creek property. Trend' s photo interpretation of the surface geology identified the main structural marker beds in the area.

6.2.2	Utah Mines Limited

Utah was responsible for the bulk of the historical coal exploration of the Carbon Creek property. Their coal exploration programs covered the period from 1971 to 1981 and were comprised of surface mapping, drilling, seismic survey and interpretation, and bulk sampling from eight surface adits.

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Early in 1971 Utah negotiated the transfer of 143 coal licenses from Trend and 10 Crown Granted District Lots from the Burns Foundation to Utah. The coal licenses covered the Carbon Creek Property and totaled 96,153 acres. The Utah coal exploration areas are illustrated in Figure 6.1 and included four regions of the property: northern, central, and southern areas, as well as the McAllister Area centered on McAllister Creek in the southeast extremity of the property. The Utah exploration was completed over several annual phases starting in 1971. Resource estimates were prepared throughout this period, but often had differing objectives and included different areas of the property.

6.2.3	1971 Utah Exploration

Nine core drill holes were completed in 1971, focused on the central exploration area. The results of the drilling together with surface mapping provided Utah sufficient information for estimating potential coal tonnages for this central area. In their 1972 exploration report (Utah, 1973), a total of 300Mst of in place coal was estimated to be potentially mineable within the central region of the property.

6.2.4	1972 Utah Exploration

Drill hole coverage was expanded in 1972 to include greater portions of the northern area and the McAllister area. Five of the fourteen holes completed in 1972 were drilled in the McAllister area in the southeast. In their 1973 exploration report (Utah, 1973), an estimated total of 245Mst of in- place potentially mineable coal existed in the northern and central regions of the property. Utah did not estimate any potentially mineable in-place coal in the McAllister Creek area due to the thin, discontinuous and lenticular nature of the coal in the area.

6.2.5	1973 Utah Exploration

Drilling continued in the northern and central areas of the property in 1973 and by the end of the year 16 holes had been completed from 10 sites in the northern and central exploration areas. Similarly to previous years, field mapping along creek beds was used to assist in the interpretation of the coal geology. Utah reported in their 1974 Exploration Results Report (Utah, 1974) a total of 188Mst of in-place coal that could be potentially mineable from six principal coal seams over an area of 831 acres.

6.2.6	1975 Utah Exploration

Drilling was expanded in 1975 to include parts of the southern and McAllister Creek areas. By the end of the year an additional 36 drill holes had been completed. A shallow 2D seismic survey was completed along four north-south lines to determine the impacts of glaciation on coal seam development. On conclusion of the drilling and seismic programs, Utah estimated a total of 133Mst of in-place coal tons for the central and northern regions (Utah, 1975). No coal tonnage estimates were made for areas south of Ten Mile Creek.

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6.2.7	1976 Utah Exploration

The 1976 exploration program concluded with the completion of 181 drill holes in the north and central areas plus a few holes north of Eleven Mile Creek in the southern region. The majority of the drill holes were focused on determining the extent of surface weathering on coal quality and did not included a detailed analyses of coal quality at depth as was the focus of earlier Utah exploration campaigns. In addition to exploratory drilling, six adits were excavated in the northern and central areas. The purpose of the adits was to obtain sufficient sample mass for coal washability, metallurgical testing and coal sizing analyses necessary for coal plant design as well as for testing underground mining productivity, rock stability and weathering profile.

Only preliminary estimates of in-place coal tonnages were reported by Utah in 1976, using exploration data up to and including the 1976 program. These preliminary estimates totalled 23.7Mt and were limited to the area south of Ten Mile Creek and north of Eleven Mile Creek. In- place coal tonnage estimates for the remaining areas, including McAllister Creek, were reported to be 119Mt in the Utah 1976 exploration report. This estimate only used exploration data accrued prior to 1976.

6.2.8	1981 Utah Exploration

A 45-hole drilling program was initiated in 1981 to cover gaps in the exploration record for a more accurate assessment of the property to aid mine planning and plant design efforts. No coal tonnage estimates were reported by Utah using the 1981 drill hole data and the last recorded coal tonnage estimates were reported in 1976 Exploration Report.

According to the information presented to Norwest, there has been no active coal exploration on the Carbon Creek property following completion of the 45-hole program in 1981 until the recent drilling performed by Coalhunter in 2010 . The last report outlining coal tonnage estimates was completed in 1976 by Utah and predates the formal establishment of guidelines for the public reporting of coal resources and reserves on international exchanges and is therefore not NI 43 -101 compliant. Final reports by Utah estimated 133Mt and 143Mt by Utah in 1975 and 1976 respectively.

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6.3	RECENT PERIOD

6.3.1	Coalhunter 2010

An eight-hole validation drilling program was performed by Coalhunter during October and November of 2010. Seven of the holes were successfully cored from surface to their total depth and geophysically logged. The final hole collapsed after total depth was reached and was only able to be geophysically logged to 30m in depth. A total of 1,712m were drilled in the eight holes.

The objective of the validation drilling was to twin (drill close by) a selected group of Utah holes in order to confirm the accuracy of the older drilling records. The results of this work are discussed under Item 16 “Data Verification”. The positive results from this drilling permitted Utah drilling data to be used in the estimation of NI 43-101 compliant resources by Norwest for the new exploration license holders Cardero in June 2011.

6.3.2	Cardero 2011 to present

In June 2011, Norwest estimated a NI 43-101 compliant resource using historic (pre-2010) and 2010 validation drilling data only. In this report an estimated total resource of 114.0Mt of Measured and Indicated plus 89.1Mt of Inferred resources were identified from twelve coal seams within license application areas north of Eleven Mile Creek and west of Carbon Creek. This resource report was followed up by a NI 43-101 PEA report that was completed by Norwest in December 2011. In this PEA report, 166.7Mt of Measured and Indicated plus 167.1Mt of Inferred resources were estimated within the same area outlined in June 2011 report. The increase in resource tonnes from the previous June 2011 report is mostly attributed to decreases in minimum seam thickness and increase in maximum depth from surface for surface mining.

In August 2011, Cardero initiated an in-fill drilling, surface mapping and bulk sampling exploration program. The purpose of this program was to improve resource confidence and to acquire sufficient data for detailed coal and waste rock analyses for pre- feasibility level mine planning and reserve estimation. A total of 62 slim core and rotary drill holes were completed between August 2011 and January 2012. The infill drilling program did not include the McAllister Creek area to the south.

Surface mapping was limited to mapping along stream beds, and along access road cuttings. The surface mapping was used to validate historical mapping as well as to guide the overall structural interpretation of the property for coal resource modeling.

The bulk sampling was accomplished utilizing 6-inch large diameter core drilling and samples were recovered for Seams 27, 31, 40, 47, 51, 51A, 52, 54, 55, and 58. Multiple large diameter holes were completed at six separate locations and core samples from these holes were used for detailed analyses for raw or washed product evaluation.

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The infill drilling program was successful in that an additional 15 correlatable coal seams were identified within the coal property as well as extending coal resource areas east of Carbon Creek and south of Eleven Mile Creek.

6.4	PREVIOUS COAL PRODUCTION

Other than bulk coal samples taken from six adits driven into the main coal seams, there has been no coal production from the property as of the effective date of this report.

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7	GEOLOGICAL SETTING AND MINERALIZATION

The license area is located within the Peace River Coalfield (PRC) and forms part of the Rocky Mountain Foothills structural belt which lies to the east of the Canadian Rocky Mountain Trend. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west.

The coal seams of the PRC were formed within Cretaceous sediments deposited along the western margin of the Western Canada Basin in a series of transgressive-regressive cycles during the Columbian Orogeny. Environments of deposition varied laterally and vertically from marine through pro-deltaic and near shore, to delta plain and alluvial. Lithologies include mudstone, siltstone, sandstone, conglomerate, and coal. The subsequent Laramide Orogeny resulted in most of the present day faulting and folding of the coal-bearing sediments in the PRC.

7.1	REGIONAL STRATIGRAPHY

The two main coal-bearing units occurring throughout the Foothills region are the Gates Formation and Gething Formation. The Lower Cretaceous-age coal seams from these two formations were subjected to varying depths of burial prior to the Laramide deformation and mountain -building episodes. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams as evidenced from the vitrinite reflectance, swelling characteristics, and overall maturity of the coal seams.

A summary of the typical stratigraphy for the PRC is shown in Table 7.1. The stratigraphic units occurring within or adjacent to the property range between the Moosebar Formation and Minnes Group, with the Gething Formation being the primary unit exposed at surface. Units penetrated by drilling within the property to date typically begin in the upper Gething and terminate in the middle or lower Gething. No record exists of the Moosebar Formation or its distinctive lower unit, the Blue Sky member, being intersected by drilling within the license area boundaries.

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TABLE 7.1 UPPER JURASSIC-UPPER CRETACEOUS STRATIGRAPHY OF NE BRITISH COLUMBIA

7.2	COAL OCCURRENCES

The coal seams occurring within the property are contained within the non- marine Gething Formation, as illustrated in Table 7.1 above. The Gething Formation consists of dark grey mudstone, siltstone, very- fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and coal. The sandstone in the upper portion of the formation contains pebbles and coal stringers.

Thirty or more coal seams occurring in the upper and middle Gething Formation have been found to occur on the property. Of these, 27 have been identified as having sufficient thickness and continuity for correlation across significant areas. Figure 7.1 shows the generalized stratigraphic column of the Gething coals occurring at Carbon Creek, with the positions of major seams, interburden and marker horizons. Figure 7.2 shows a stratigraphic section of a portion of the property, using the base of Seam 40 as a stratigraphic datum. Figure 7.2 also illustrates the rather straightforward correlations of most major and minor seams in this area. The Carbon Creek property shows, in this respect, better seam continuity and simpler coal seam geometry than many of the other northeast BC Gething properties.

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Although there are numerous seams throughout the property, 27 identified coal seams are developed sufficiently to be considered of economic significance. Table 7.2 shows the average, minimum and maximum thicknesses of these seams derived from the drill hole database used for resource estimation.

TABLE 7.2 AVERAGE APPARENT SEAM THICKNESS

Seam	Average Thickness (m)	Minimum Thickness (m)	Maximum Thickness (m)
63	1.72	0.80	2.26
60	0.92	0.42	1.50
59	0.88	0.22	2.01
58	1.01	0.47	1.80
57	0.53	0.14	1.71
56	0.70	0.20	1.60
55	1.55	0.60	2.50
54	1.39	0.60	2.22
53	0.71	0.26	0.92
52	1.39	0.05	2.44
51A	1.32	0.06	2.87
51	1.44	0.45	3.50
48	0.49	0.06	2.29
47	1.21	0.03	3.72
46	1.56	0.14	3.20
42	0.66	0.06	2.13
40	1.14	0.22	3.02
31	1.59	0.21	4.34
29	0.87	0.12	2.32
28	0.88	0.19	2.48
27	1.40	0.36	3.31
23	0.87	0.17	2.22
22	1.00	0.09	4.70
21	0.89	0.26	2.41
18	0.81	0.18	2.38
15	1.96	0.18	3.52
14	1.61	0.16	4.20
Avg	1.13	-	-

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7.3	STRUCTURAL GEOLOGY

The regional trend in the Foothills region, for both fold axes and thrust faulting, is northwest to southeast, with fault planes dipping to the southwest. The folding in the Foothills is generally broad and gentle, with major fold set axes spaced on the order of 2km to 4km apart and dips of less than 20º. Smaller scale folds and undulations modify these larger structures. Faulting tends to be of the thrust variety and occur with varying severity throughout the Foothills; while bedding inclinations can be locally steepened by drag folding associated with these structures.

7.4	PROPERTY GEOLOGY

Structural interpretations of the Carbon Creek property by Utah in their 1981 Exploration Report portray a rather broad, doubly-plunging syncline which lies between two anticlinal belts straddling the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek, as shown in Figure 7.3 and the cross-sections in Figures 7.4 and 7.5 and dips gently (less than 5º) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property. Dips through the east and central portions of the target area are very mild due to their proximity to the syncline axis. Dips are shown to increase to the west moving up the western limb of the syncline, as shown in the structural elevation contour map, Figure 7.6.

Utah interpreted the presence of four faults based on drill and field mapping data. These faults trend roughly north-south and were thought to die out in these directions. According to Utah, dips of strata in proximity to these faults increase to the point where they effectively separate the property into discreet mining blocks. The three westernmost faults were interpreted to be high- angle reverse faults with displacements estimated to range from between 50m to 150m. The easternmost Carbon Creek fault was speculated to be a high-angle thrust and having significant displacement, in the range of hundreds of meters, based on the interpretation of a coal-barren portion of the upper Gething being exposed on its eastern side. Recent field work conducted by Cardero has confirmed the presence and displacement of the four Utah interpreted faults. Furthermore, an additional four north-south high angle trending faults have been identified by Cardero. Displacement across these additional faults is in the order of 150m to 240m. The new interpretation is illustrated in the structural cross-sections shown in Figures 7.4 and 7.5.

The northern half of the property is significantly better understood geologically than the areas south of Eleven Mile Creek. Utah believed that the southwest portion of the property became geologically more complex and it proved more difficult to explore due to the thicker covering of glacial till. The area is under-explored at this stage of property development and the historical interpretations are derived from field mapping of isolated outcrop locations along streambeds. A rigorous program of drilling, trenching and possibly geophysical surveys will be required to further develop the areas south of the current target area.

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7.5	MINERALIZATION

The mineralized zones encountered on the property are predominantly medium volatile bituminous coal seams, with minor increase or decrease in rank depending on structural or stratigraphy variations and depth of burial. Historic coal quality reports indicate that the coals will, with beneficiation (washing) to remove impurities, produce a product with coking properties suitable for metallurgical applications.

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8	DEPOSIT TYPES

Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both “Deposit Type” as well as “Geology Type”. For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range- limiting criteria that may be applied during estimation of resources and reserves.

“Geology Type” for coal deposits is a parameter that is specified GSC Paper 88-21, which is a guideline reference for coal deposits as specified in NI 43-101. Geology Type is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by Geology Type determines the approach to be used for the resource/reserve estimation procedures and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular point of reference such as a drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. The four classes of geologic complexity, from lowest to highest, are:

•	Low
•	Moderate
•	Complex
•	Severe.

The bituminous coal deposits that occur within the property north of Eleven Mile Creek are typical of those in the outer foothills. Based on the data available and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type. The Moderate geology type is described as structures with broad, open folds with bedding dips generally less than 30º and faults may be present but uncommon, generally with displacements of less than 10m. A Moderate geology type is believed to be found within the McAllister area as well.

“Deposit Type” as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are “surface”, “underground”, “non-conventional”, and “sterilized”. The Carbon Creek deposit, based on the reported coal thicknesses, stripping ratios and depth of the coal occurrence below ground surface is considered to contain areas of a “Surface” deposit type as well as areas of an “Underground” deposit type.

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9	EXPLORATION

The periods and types of coal exploration undertaken on the property are summarised in Table 9.1. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 9.1 EXPLORATION METHODS

Year	Company/ Individual	Exploration Activity
1908 to 1942	Various*	Surface mapping, and sampling, trenching
1943	Stines	Surface mapping, and sampling, trenching
1945	Mathews	Surface mapping, and sampling, trenching
1970	Trend Exploration	Aerial reconnaissance mapping
1971	Utah	Surface mapping and drilling
1972	Utah	Surface mapping and drilling
1973	Utah	Surface mapping and drilling
1975	Utah	Surface mapping, drilling, and 2D seismic program
1976	Utah	Surface mapping, drilling and bulk sampling from adits
1981	Utah	Surface mapping and drilling
2010	Coalhunter	Validation drilling (coring)
Infill slim core and rotary drilling, large diameter core
2011	Cardero	bulk sampling, geotechnical drilling, hydrologic field
testing

* Includes Lord Rhonda, Rochford (1921), Burns Foundation, Beltz and Wigley

Data from the Utah exploration work and the drilling performed by Cardero in 2010 and 2011 has been used in the current geological model and current resource and reserve estimates.

9.1	REGIONAL MAPPING AND FIELD SAMPLING

From 1908 to 1951, coal exploration on the Carbon Creek property was largely restricted to mapping coal and rock units along creek beds and hand trenching with the aid of explosives. Coal samples were taken from partially or completely exposed coal seams and bedding attitude measurements were taken along rocky outcrops. This work was largely conducted by private concerns, the BC Department of Mines, and/or individuals representing the Burns Foundation, a then major coal lease holder in the area.

By 1945, up to ten separate coal seams exceeding 1.2m were identified with two of the seams being more than 1.8m thick. These seams were called the Gething seams and were designated seams A though G from top to bottom. The coal seams were exposed over an area approximately 12 miles long (north to south) and two miles wide (east to west). The seams were interpreted to be deposited within an elongate synclinal basin that appeared to develop sub-folds in the southern portions of the property south of Eleven Mile Creek.

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By the end of 1945, the coal seams were described as medium to low-medium volatile bituminous coal with one or two coal seams having coking properties (Mathews, 1945). The low number of seams with coking properties appeared to be attributed to the potential for the coal samples to be affected by surface weathering and oxidized.

A total of 26 field coal samples were described in the Stines (1943) report and 25 in the Mathews report. The location of the field mapping sites, coal sampling sites, and trenches described by Stines and Mathews were not surveyed using current methods i.e. theodolite and/or satellite based methods, and were limited to a text description of the sample locality. Plans illustrating the location of these points of observation were not available.

9.2	TREND EXPLORATION AERIAL SURVEY

Trend Mining Company (Trend) conducted a photo interpretation survey of the property in 1970 with some limited field mapping for validation purposes. Trend' s photo interpretation of the surface geology identified the main structural marker beds in the area such as the contact between the Cadomin and Gething Formations and reaffirmed the earlier interpretation of major structural controls on coal seam development.

Trend was of the opinion (Trend, 1971) that the earlier coal samples taken by Mathews were undoubtedly oxidized from surface exposure and no modern coking tests had been applied to these samples. Trend believed that some of the coal seams mapped at Carbon Creek should be excellent coking coals based on reported coal qualities for the Gething seams sampled in other regions of the PRC.

Trend' s photo interpretation and mapping exercise, together with earlier surface mapping and sampling along creek beds, formed the basis for drilling and bulk sampling completed by Utah from 1971 through 1981.

9.3	UTAH MINES EXPLORATION

The most significant and comprehensive coal exploration to be conducted on the Carbon Creek Property was done by Utah between 1971 and 1981. The exploration campaigns encompassed surface mapping, core and rotary drilling, geophysical logging, coal/rock sampling, 2D seismic surveys, and bulk sampling from six adits. The location of the drill holes and bulk sample sites (adits) are illustrated in Figure 6.1. A 2D seismic program completed in 1975 focused on the mapping of surficial glacial till near to Nine Mile Creek . The exploration concluded in 1981 with the mapping and correlations of up to 16 potentially mineable coal seams west of Carbon Creek and north of Eleven Mile Creek. The drilling and mapping in the McAllister Creek area did not reveal any significant coal seam development and the coal seams were found to be generally thin (<0.5m) and discontinuous. Only two seams were recognised in the McAllister area that justified reporting coal tonnage estimates. These were called the Upper Seam and the Lower Seam by Utah.

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9.4	COALHUNTER 2010 EXPLORATION

Eight HQ core holes were drilled by Coalhunter during the fall of 2010. The program was designed to validate the results of past exploration and twin holes drilled by Utah. Results were positive and effectively confirmed the suitability of past Utah drill data for use in current resource estimates.

9.5	CARDERO 2011 TO PRESENT EXPLORATION

Cardero initiated an in-fill drilling, surface mapping and bulk sampling exploration program in August, 2011. A total of 62 slim core and rotary drill holes were completed between August and December 2011. The surface mapping was primary used to validate and supplement historical mapping and to more accurately define the property' s structural fabric. Over 200m of measured sections were performed in addition to detailed outcrop mapping primarily along stream transects. The 2011 bulk sampling program subjected eleven seams to detailed coal analyses from six large diameter drill hole sites. The infill drilling program was successful in that an additional 15 coal seams were identified within the coal property as well as extending the coal resource areas east of Carbon Creek and south of Eleven Mile Creek.

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10	DRILLING

There were six drilling programs on the property between 1971 and 1981 and one in both 2010 and 2011. The year, number, type, and footage are outlined in Table 10.1. The location of the drill holes including drill hole ID’s (numbers) is provided in Figure 10.1.

TABLE 10.1 DRILLING STATISTICS

Year	Number Holes	Total Length	Average Depth	Type Drilling	Hole Diameter
1971	9	6,752ft	750ft	Core	HQ
1972	14	9,296ft	664ft	Core	HQ
1973	11	6,642ft	604ft	Core	HQ
1973	5	846ft	170ft	Core	6 inch
1975	36	24,946ft	693ft	Core	HQ(27),PQ(9)
1976	162	20,688ft	128ft	Rotary	HQ
1976	19	11,225ft	591ft	Core	HQ
1981	6	1,443.23m	240m	Core	HQ
1981	39	1,747m	45m	Rotary	HQ
2010	8	1,712m	214m	Core	HQ
2011	31	10,146m	327m	Core	HQ
2011	31	5,077m	164m	Rotary	HQ
2011	53	2,341m	44m	Core	6 inch

Most drilling was vertically oriented, targeting coal seams that were usually dipping between 5° and 20° from vertical. Approximately half of the holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering or glacial till. The field recording of drill hole depth intervals were later reconciled with the aid of geophysical logs. Eleven angled drill holes were completed by Cardero in 2011 for the purposes of obtaining orientated core samples for detailed geotechnical logging and analyses. Bulk sampling was completed in 1976 by Utah from surface adits and by Cardero in 2011 from vertically oriented 6 inch LD drill cores.

Prior to the 1981 drilling program there was inadequate road access from paved highways in the area and all drilling, bulk sampling, and road construction equipment had to be barged across Williston Lake to the Carbon Creek embayment on the southern shores of the lake. Gravel access roads to the drill sites as well as temporary bridges across creek beds were constructed from the embankment with the aid of bulldozers.

There is no record of how the drill holes were surveyed in the Utah exploration reports. It is Norwest’s experience that drill hole collar surveys undertaken by major coal mining companies such as Utah were typically done using theodolites and using closed-loop traverse triangulated from public land survey base points. This method of survey is at an acceptable level of accuracy for coal exploration purposes.

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The 2010 Coalhunter drilling was performed using two wireline core rigs and extracting continuous core of HQ gauge. All holes were drilled in vertical orientation and averaged 214m in depth, each intersecting numerous seams in the stratigraphic sequence. Core recovery was good and presented no impact to the accuracy or reliability of the results.

The 2011 Cardero drilling was performed utilizing six wireline core rigs, two of which were capable of drilling open-hole. The exploration core drilling was completed using triple tube wireline core rigs extracting continuous core of HQ gauge. The bulk sample coring was completed only within the projected depth interval of the target coal seam using wireline single core barrels extracting 6-inch diameter core samples. At each bulk six bulk sample sites 8 to 10 holes were completed to obtain sufficient sample mass for detailed coal analyses and washability testing.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	SAMPLING METHOD AND APPROACH

Coal samples have been acquired and analyzed over the 70-plus years of property exploration. The history, number and methods of sampling is summarised in Table 11.1.

TABLE 11.1 COAL SAMPLING HISTORY AND METHOD

Year	Reference	Company/ Individual	Type Sample	Number Samples	Analysis Type
1908 to 1942	Stines (1943)	Private	Grab (hand)	13	Raw proximate
1943	Stines (1943)	Burns Foundation	Grab and channel	13	Raw proximate
1944	Mathew (1945)	BC Department of Mines	Grab and channel	45	Raw proximate
1971	Utah (1976)	Utah Mines	Drillcore	93	Raw proximate, washability
1972	Utah (1976)	Utah Mines	Drillcore	130	Raw proximate, washability
1973	Utah (1976)	Utah Mines	Drillcore	95	Raw proximate, washability
1975	Utah (1976)	Utah Mines	Drillcore	296	Raw proximate, washability, coal sizing
1976	Utah (1976)	Utah Mines	Drillcore, rock chips, adit bulk	Unknown	Raw proximate, washability, coal sizing, carbonization
1981	Utah (1981)	Utah Mines	Drillcore, rock chips	Unknown	Raw proximate, washability
2010	SGS Lab	Coalhunter	Drillcore	114	Raw proximate, FSI, ASG
2011	ALS Lab	Cardero	Drillcore HQ size	1,211	Raw proximate, FSI, ASG
2011	Birtley Lab	Cardero	Bulk Sample 6-inch core	11	Raw proximate, washability, coal sizing, carbonization

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
11-1

Prior to 1971, all sampling of coal seams in the Carbon Creek property was from natural surface exposures along creek beds and from hand excavated trenches with the aid of explosives. Where the entire seam was exposed, channel samples were taken (i.e. samples representing the entire coal unit from top to bottom). The preferred and unbiased method of coal sampling is from drillcore samples. The drillcore sampling field methods were not described in the Utah drilling reports. It is, however, Norwest’s belief that the work was conducted to the typical industry standards applicable at that time. Utah was a major coal and mineral commodity producer with many active mines worldwide. The laboratories are well respected and the procedures well documented in the Utah reports. Methodology of sample preparation, laboratory equipment design and analytical procedures have not changed significantly in the past 30-plus years from the work described. The following is Norwest’s interpretation of the field sampling protocols based on the drill hole sample records in the Utah exploration reports:

•	Drillcore samples for the most part included the entire seam and thin (<0.5m) rock partings were included in the coal samples.

•	Where more than one sample was encountered per seam, the drillcore samples were usually contiguous and representative of a typical lithological description or bench of the coal seam.

•	Chip samples were taken from the rotary holes, but these were separated from the drillcore samples and not used by Utah for detailed analyses of coal quality and washability analysis.

During the 1975 to 1976 period, LD drilling (6 inch diameter) and bulk sampling from surface adits were successfully completed by Utah for the purposes of obtaining enough sample mass for more detailed coal washability tests, coal sizing tests, and further metallurgical testing. This is also current industry practice since it best represents the likely coal handling characteristics in a mining operation and the impacts thereof on coal quality.

Norwest personnel were on site during drilling of the first two holes of the Coalhunter 2010 program and during most of the Cardero’s 2011 drilling and LD core bulk sampling program. Norwest’s observations showed that core was sampled, handled, sealed and packaged using current industry standards. Core was logged, sampled and handled at each wellsite. Core run lengths were measured and compared to driller’s records to accurately determine core recovery. Core was photographed and logged for descriptions of core lithology and discontinuities for future geotechnical characterization. Samples taken were either full seam or ply-by-ply where lithology dictated. Rock partings that were deemed part of the mining horizon were included in full seam samples or were sampled separately where thick enough to be considered a separate ply. Slim core samples were sealed in poly tubing and/or double ply plastic sample bags, labelled, and boxed for transport to the laboratory. LD core samples were sealed on plastic lined buckets and labelled for transport to the laboratory.

A total of 114 slim core (HQ size) coal samples were sent to the SGS laboratory in Beckley, West Virginia from the 2010 Coalhunter program. For the 2011 Cardero program, a total of 1,211 slim core samples and 11 6-inch core samples were sent to the ALS laboratory in Richmond, British Columbia. The slim core samples were tested for standard raw coal analyses including proximate analysis, sulfur, FSI and apparent specific gravity. Roof and floor samples were also analyzed for some seams with a parameter suite limited to short proximate (moisture, ash, heating value), sulfur and apparent specific gravity. Roof and floor data was sampled to be used in dilution calculations for any future reserve estimates. A small number of slim core samples were submitted for basic washability testing at 1.5g/cc float/sink.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
11-2

The LD core samples comprised the combined total seam interval from 8 to 10 holes clustered at each bulk sample site. A total of 11 bulk samples were completed for the following seams: 27, 31, 40, 46, 47, 51, 51A, 52, 54, 55 and 58. The core samples were placed in sealed buckets and transported to Birtley Laboratories in Calgary, Alberta. The bulk samples were subject to detailed analyses that included: raw and simulated product analyses, coal sizing, washability and carbonisation tests.

In coal exploration, additional special security methods and chain of custody procedures for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
11-3

12	DATA VERIFICATION

The majority of data used in the current geologic model was sourced from exploration programs conducted by Utah during the period of 1971 to 1981. The data was acquired by Norwest from MEMPR and from Coalhunter, which included many of the original hardcopy documents from these programs, including geophysical logs, geologist’s core logs, location maps and drilling completion reports. The data was found to be very well organized and evidently prepared by experienced coal exploration professionals, as would be expected from a company with Utah’s reputation.

Norwest was charged with the task of compiling a digital database from these documents and has done so, utilizing staff trained in coal exploration and data interpretation. The compiled database was subjected to visual proofing and standard statistical checks in order to identify errata prior to modeling. Norwest then produced a preliminary geologic model using the Utah database as well as surface information derived from public domain sources, including:

•	www.geogratis.com for drainage and infrastructure
•	www.geobase.com for topography
•	www.geobc.com for road networks.

Model results were compared against Utah’s geologic plans and overall interpretation of the property’s structure and stratigraphy. Seam isopachs and quality isopleths were produced and examined for inconsistencies as further data grooming progressed. Holes showing significant errata were identified and checked. A small number of holes were removed from the model database, primarily due to having incorrect collar elevations compared to topography, coupled with non-conforming stratigraphy. A final validated data set of 267 holes was used for modeling.

The final geological model included the results of the eight-hole validation drilling program conducted by Coalhunter in the fall of 2010. The validation was performed on a select set of Utah holes in order to confirm that they could be used in accurately estimating a compliant resource. A total of eight holes were cored from surface as near as possible to the original Utah holes selected for the exercise. Utah holes were selected based on being core holes representing a range of exploration campaign years and covering all of the 12 main seams contributing to the Carbon Creek resource. One of the eight holes drilled was not used in the exercise. Hole CC-10-09C blocked off prior to geophysical logging and, proving impractical to reopen and successfully log, could not achieve the accuracy of coal intercepts necessary for the validation program.

Using the seven holes with geophysical logs, a total of 47 seam intercepts were compared, with variances ranging from 0% to 5% on a per hole average. The aggregate coal thickness of major seams intercepted in each of the holes is shown on a per hole basis in Table 12.1.

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12-1

TABLE 12.1 AGGREGATE COAL SEAM THICKNESS COMPARISON
COALHUNTER VERSUS UTAH MINES

New Hole		Twin Hole
Hole Number	Aggregate Coal Thickness (m)	Drill Hole Number	Aggregate Coal Thickness (m)	Variance	Number of Major Coal Seams
CC-10-01C	9.64	75-43C	9.77	-1%	3
CC-10-02C	9.23	73-30C	9.07	2%	9
CC-10-03AC	8.94	71-02C	9.09	-2%	11
CC-10-04C	5.52	76-71C	5.53	0%	5
CC-10-05C	12.82	81-88C	13.19	-3%	9
CC-10-07C	5.71	75-56C	5.98	-5%	4
CC-10-08AC	5.87	72-16C	5.60	5%	6
Total	57.73		58.23	-1%	47

The comparison satisfied Norwest that the data acquired by Utah and compiled for the Carbon Creek geologic model is of sufficient accuracy to use in a NI 43-101 compliant resource estimate.

A Norwest QP geologist assisted with planning and implementing the validation program and observed drilling activities conducted in the 2010 drilling program. Other Norwest personnel were onsite for drilling of the first two core holes and confirmed that the field procedures being employed by Coalhunter for the validation exercise were consistent with current industry standards. The results of the validation drilling proved positive, which led Norwest to believe that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of this report.

Norwest personnel were directly involved in the field sampling and management of 2011 Cardero drilling programs and the relevant QPs conducted site inspections during this exploration campaign. Norwest personnel and QPs confirmed that the field procedures being employed by Cardero for the 2011 in-fill drilling and bulk sampling program were consistent with current industry standards.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
12-2

13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	SAMPLING AND TESTING

As described in previous sections of this report, an exploration program was conducted by Cardero in 2010 and 2011. This program included a select number of LD cores (6 inch /150 mm diameter) for the purpose of obtaining representative washability and carbonization data. Only single-location-per-seam LDCs were obtained. At the time of this report Seams 14 and 15 were being drilled but no laboratory results were available.

Norwest developed a washability study testing protocol for the LD cores to ensure consistent laboratory reporting results. The washability testing program featured a comprehensive attrition regimen [4] prior to conducting any float-sink and flotation testing. Such pre-treatment procedures help ensure consistency as well as improving washability prediction results. This program is outlined in Figure 13.1.

13.2	COAL SEAM CHARACTERIZATION

After the washability results became available, Norwest applied the washability data to the Limn® process simulation platform. Using a selected process design that typifies current industry designs for the recovery of high value coking coals, a plausible product for each seam was developed. Using the simulated product information, a physical simulated seam product (SSP) was assembled in the laboratory. Refer to the bottom portion of Figure 13.1. These SSPs are small bulk clean coal products resulting from analyses of the washability results. Each SSP was analyzed for caking and plasticity, petrographics, and in some cases, carbonization tests. As noted above, primary data for Seams 14 and 15 are not yet available; reporting of these data was derived from secondary sources.[5]

The mined coal from Carbon Creek will likely fall into two main logical groups: medium volatile (mid-vol) and high volatile (high-vol) bituminous coals. Most of the mid-vol coals seams, i.e. the lower seams 14, 15, 27, 31 and 40, will be marketed as HCC. While Seam 40 is currently included in this group, the most recent analytical, petrographic and carbonization results indicate this may be a semi-soft coking coal. However, previous Utah washability data from 1976 indicates that the sampled Seam 40 from that era has a more distinct and greater concentration of low ash, low density coal with a potential product ash of 6% (ad) and is therefore dissimilar from the current primary data.

________________________________________________

4 A. R. Swanson, et al., Improved Washability Prediction Through Establishment of Correct Coal Size Distributions ACARP No. C5053 (Brisbane, QLD: Australian Coal Association Research Program, 1998), pp. 65-76.
5 J. R. Messineo, “1976 Carbon Creek Test Program,” Internal report to Utah Mines, July 13, 1977.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-1

These inconsistencies indicate a possible seam correlation error. To resolve this issue, petrographic fingerprint comparisons with other drill cores are planned.

FIGURE 13.1 CARBON CREEK LDC WASHABILITY STUDY TESTING PROTOCOL

NORWEST
CORPORATION
As-Received Weight & Air Dried Weight
Rotary Sample Divider (RSD) to Homogenize
Drop Shatter from 2m 12 times
Size @ 50mm & hand-knap +50mm
Dry Size @ 32, 25, 19, 9, 6 & 2mm
Perform Rosin-Rammler
Sub-divide samples for Testwork
RSD each size fraction and split out ¼ & ¼ subsamples
Weigh each portion
Raw Head Analysis
Crush to pass -4mm
Full Prox, S, FSI
Re-combine proportionately each size fraction & RSD
Dry Tumble for 5 mins
Record mass
Wet Tumble with Steel Cubes for 5 mins
(add water for mass compensation)
Wet size @ 32, 25, 19, 9, 6, 2, 1, 0.5, 0.25, 0.15, 0.075 & 0.38mm
Sub-divide samples for Testwork
RSD each size fraction and split out ¼ & ¼ subsamples
Weigh each portion
Raw Head Analysis
Crush to pass -4mm
Ash
Combine proportionately each size fraction into Float-Sink size groups
Weigh & RSD as indicated
-50mm x 19mm
Float-sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.60, 1.70, 1.80, 2.00 & 2.20
Analyze for Ash, S, & FSI
-19mm x 9mm
Float-sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.60, 1.70, 1.80, 2.00 & 2.20
Analyze for Ash, S, & FSI
-9mm x 2mm
Float-sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.60, 1.70, 1.80, 2.00 & 2.20
Analyze for Ash, S, & FSI
-2mm x 0.5mm
Float-sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.60, 1.70, 1.80, 2.00 & 2.20
Analyze for Ash, S, & FSI
-0.5mm x 0.25mm
Float-sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.60, 1.70, 1.80, 2.00 & 2.20
Analyze for Ash, S, & FSI
-0.25mm x 0
Froth Flotation
F1, F2, F3
Analyze for Ash, S, & FSI
Composite Analysis
Proportioned Single Seam Product
Full Prox, S, CV, Ultimate, Sul Forms, HGI, Mineral Analyses of Ash, Gieseler, Dilatation, FSI & Petrographics
Retain Composite Reserve

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-2

The salient clean coal quality data based on the SSP laboratory results for Seams 14 through 40 are listed in Tables 13.1 and 13.2. The relative positions of each of these seams are shown of the Miyazu MOF diagram of fluidity and vitrinite reflectance (Chart 13.1) and the Shapiro-Gray diagram of predicted coke strength and macerals composition indices (Chart 13.2) .

TABLE 13.1 SSP HARD COKING COAL QUALITY CHARACTERISTICS

		Seam
Parameter	Basis	40	31	27	15[6]	14[7]
Proximate analysis
Moisture	ad	0.8%	1.1%	0.7%	1.0%	1.0%
Ash	ad	8.5%	5.0%	6.1%	3.1%	5.4%
Volatile matter	ad	31.3%	27.2%	26.4%	25.6%	23.0%
Volatile matter	dmmf	35.0%	29.1%	28.6%	26.9%	24.8%
Fixed carbon	ad	59.5%	66.8%	66.8%	70.3%	70.6%
Sulphur	ad	1.3%	0.7%	0.8%	0.9%	0.8%
Phosphorus	ad	0.049%	0.036%	0.096%	0.060%	0.125%
Hardgrove Grindability Index (HGI)		~55	~60	~68	~69	~71
Ash Analyses
SiO2		61.2%	54.5%	57.4%	44.2%	50.7%
Al2O3		20.0%	25.6%	27.2%	23.5%	30.2%
TiO2		1.2%	1.2%	1.1%	1.1%	0.9%
CaO		1.1%	6.4%	0.9%	4.6%	6.4%
BaO		0.8%	0.7%	3.1%	16.4%	3.3%
SrO		0.1%	0.1%	0.2%
Fe2O3		8.1%	5.8%	1.3%
MgO		0.7%	0.7%	0.5%	0.5%	0.0%
Na2O		1.9%	0.7%	0.7%	1.8%	1.3%
K2O		1.7%	0.8%	1.0%	0.8%	0.6%
P2O5		1.3%	1.6%	3.6%	4.5%	5.2%
SO3		0.8%	1.7%	1.0%	1.8%	0.5%
Base – Acid Ratio of Ash		0.16	0.18	0.05	0.35	0.14

________________________________________________
6 Ibid.
7 Ibid.

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-3

TABLE 13.2 HARD COKING COAL- KEY COKE MANUFACTURE DATA

		Seam
Parameter	Basis	40	31	27	15[8]	14[9]
Caking and Plasticity Tests
FSI - Lab Results		7	6	5 1/2	4 1/2	5 1/2
FSI - Process Simulated		6 1/2	5 1/2	5 1/2	5 1/2	5 1/2
FSI - Process Simulation adjusted					7	7
Gieseler Plastometer Test
Max fluidity	ddpm	21	6	5	1.9	3
Dilatometer Test (Ruhr)
Max contraction	%	20%	22%	22%	23%	22%
Max dilation	%	18%	-12%	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax	%	0.94%	1.04%	1.16%	?	?
V-types	%
V-7
V-8%		21%	1%
V-9%		67%	18%
V-10%		12%	65%	12%	1%
V-11%			16%	70%	11%	10%
V-12				18%	87%	77%
V-13					1%	10%
V-14						3%
Composition Balance Index		0.38	0.85	0.83	1.63	1.83
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		86.2%	93.8%	94.2%
Stability (ASTM)		31.0%	54.0%	61.0%
Coke Tests
CSR		42.3%	53.3%	64.1%
CRI		36.6%	34.0%	26.3%
ASTM Coke Tumbler Test
Stability					48%	54%
Hardness					63.0%	54.0%

________________________________________________
8 Ibid.
9 Ibid.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-4

CHART 13.1 CARBON CREEK HARD COKING COALS – MOF DIAGRAM POSITIONS

Japan High Vol (A)
40,000
30,000
20,000
10,000
5,000
4,000
3,000
2,000
1,000
500
400
300
200
100
50
40
30
20
10
5
4
3
2
1
II
I
III
IV
U.S.A
High Vol.
U.S.A. Mid Vol.
Japan
High
Vol. (B)
DI $\frac{30}{15}$ =92
Field of Blended
Coal for Coke Making
DI $\frac{30}{15}$ =90
40
31
27
Australia
High Vol.
Australia
Mid Vol.
BC Low Vol.
U.S.A. Low Vol.
Maximum Fluidity (D.D.P.M.)
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
1.9
2.0
% Mean Max Reflectance

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13-5

CHART 13.2 CARBON CREEK HARD COKING COALS – STRENGTH-COMPOSITION BALANCE DIAGRAM POSITIONS

The reader should note that certain external factors can potentially have adverse effects on some of the key properties related to coals with naturally lower fluid properties. These are fluidity which is reported as Gieseler ddpm and coke reactivity index (CRI). These two influencing factors are exposure to air (oxidation) over time and the use of the organic fluid perchlorethelyne in the laboratory float-sink testing for washability studies. Impact on fluidity by oxidation is well known. Less known are the effects that perchlorethelyne has on the coking coals. A recent study in Australia has concluded the laboratory immersion of coal samples in perchlorethelyne “caused a significant reduction in the fluidity of lower fluidity coals, but had a negligible effect on the fluidity of higher fluidity coals…. Secondly “,….exposure to perchlorethelyne caused a significant increase in CRI and lowering of CSR.”10

________________________________________________
10 Simon Iveson & Kevin Galvin, Influence of Organic Liquids on Coal Carbonisation Properties, ACARP No. C17051 (Brisbane, QLD: Australian Coal Association Research Program, 2010), pp. 55.

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13-6

Given this information in the above paragraph, the actual Gieseler ddpm values for Seams 27 and 31 may be improved to possible, but unvalidated values, in the 12 to 16 ddpm range and Seam 40 to about 50 ddpm (Chart 13.1) . Likewise, there is an expectation that CRI and CSR values will improve.

The remaining seams above Seam 40 are targeted as semi-soft or PCI coals. Of particular note are Seams 46 and 47. These mid-vol coals are low ash and may be suitable candidates for a PCI market. The key quality characteristics based on laboratory results of these upper seams can be found in Tables 13.3 and 13.4. The relative positions of these seams are shown in the MOF diagram (Chart 13.3) and the Shapiro-Gray diagram (Chart 13.4) ..

TABLE 13.3 SEMI-SOFT COKING COAL, PCI & THERMAL QUALITY CHARACTERISTICS FROM SSP

		Seam
Parameter	Basis	58B	58A	55	54	52	51A	51	47	46
Proximate analysis
Moisture	ad	1.5%	1.1%	1.2%	0.9%	1.3%	1.0%	1.5%	1.0%	0.9%
Ash	ad	6.0%	4.5%	4.6%	2.9%	6.7%	3.0%	5.8%	5.0%	2.5%
Volatile matter	ad	30.9%	31.3%	30.6%	29.1%	31.8%	29.2%	30.2%	25.5%	26.5%
Volatile matter	dmmf	33.7%	33.5%	32.8%	30.5%	35.1%	30.6%	32.9%	27.4%	27.6%
Fixed carbon	ad	61.6%	63.2%	63.6%	67.2%	60.2%	66.8%	62.5%	68.5%	70.1%
Sulphur	ad	0.8%	0.9%	0.7%	0.8%	1.3%	0.7%	0.8%	1.2%	0.8%
Phosphorus	ad	0.053%	0.009%	0.088%	0.018%	0.036%	0.017%	0.034%	0.022%	0.005%
Hardgrove Grindability Index (HGI)		~48	~52	~48	~47	~50	~52	~52	~52	~52
Ash Analyses
SiO2		67.7%	55.3%	60.8%	65.5%	52.6%	61.8%	39.2%	61.4%	59.7%
Al2O3		21.6%	18.8%	24.4%	23.2%	17.2%	26.8%	15.9%	21.7%	22.6%
TiO2		1.2%	1.0%	1.1%	1.0%	1.0%	1.0%	0.8%	0.8%	1.0%
CaO		1.5%	2.9%	3.2%	1.1%	2.0%	1.4%	3.4%	2.0%	3.1%
BaO		0.9%	0.2%	1.5%	1.1%	0.6%	0.8%	0.7%	0.5%	0.3%
SrO		0.1%	0.0%	0.2%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Fe2O3		1.6%	14.3%	0.5%	1.3%	18.6%	2.4%	29.2%	4.5%	4.9%
MgO		0.4%	1.5%	0.3%	0.5%	0.9%	0.5%	1.5%	1.1%	0.8%
Na2O		0.3%	0.3%	0.9%	0.9%	0.3%	0.6%	0.4%	0.2%	0.2%
K2O		1.3%	1.6%	0.9%	1.4%	1.3%	1.2%	0.9%	2.2%	2.3%
P2O5		2.0%	0.5%	4.3%	1.5%	1.2%	1.3%	1.3%	1.0%	0.5%
SO3		0.3%	3.3%	0.3%	0.3%	2.1%	0.8%	3.7%	2.3%	3.2%
Base – Acid Ratio of Ash		0.06	0.27	0.07	0.06	0.33	0.07	0.63	0.12	0.14

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-7

TABLE 13.4 SEMI-SOFT COKING COAL– KEY COKE MANUFACTURE PARAMETERS FROM SSP

		Seam
Parameter	Basis	58B	58A	55	54	52	51A	51	47	46
Caking and Plasticity Tests
FSI - Lab Results		3	3	2 1/2	2	3 1/2	2	2 1/2	2	2 1/2
FSI - Process Simulated		3	3 1/2	2 1/2	2 1/2	3 1/2	3 1/2	3	2 1/2	3
Gieseler Plastometer Test
Max fluidity	ddpm	1.9	0.6	1.7	1.5	2.5	1.0	1.5	0.7	0.5
Dilatometer Test (Ruhr)
Max contraction	%	27%	13%	25%	26%	28%	17%	3%	5%	15%
Max dilation	%	-	-	-	-	-	-	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax		0.90%	0.89%	0.94%	0.96%	0.89%	0.91%	0.95%	1.01%	0.99%
V-types
V-7			6%			10%	2%
V-8		47%	49%	20%	14%	48%	45%	21%	9%	14%
V-9		46%	41%	69%	55%	40%	48%	61%	41%	41%
V-10		7%	4%	11%	31%	2%	5%	18%	34%	33%
V-11									16%	12%
V-12
Composition Balance Index	%	0.62	0.57	0.7	1.28	0.71	1.17	0.93	1.67	1.35
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		89.6%	86.2%	91.4%	91.7%	89.6%	90.4%	92.6%	89.6%	92.0%
Stability (ASTM)		38.0%	31.0%	43.0%	44.0%	38.0%	40.0%	47.0%	38.0%	45.0%
Coke Tests
CSR										1.1%
CRI										60.8%

Like the above discussion regarding potential degradation of fluidity values by laboratory fluids, the actual Gieseler ddpm values for the upper seams may be slightly improved to possible, but unvalidated values in the 1.5 to 7.5 ddpm range. See Chart 13.3.

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13-8

CHART 13.3 CARBON SEMI-SOFT COKING COALS – MOF DIAGRAM

Japan High Vol (A)
40,000
30,000
20,000
10,000
5,000
4,000
3,000
2,000
1,000
500
400
300
200
100
50
40
30
20
10
5
4
3
2
1
II
I
III
IV
U.S.A
High Vol.
U.S.A. Mid Vol.
Japan
High
Vol. (B)
Field of Blended
Coal for Coke Making
DI 30 15 =92
DI 30 15 =90
Australia
High Vol.
Australia
Mid Vol.
U.S.A. Low Vol.
BC Low Vol.
52
58B
55
51
51A
54
46
58A
47
0.6 0.7 0.8 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2.0
Maximum Fluidity (D.D.P.M.)
% Mean Max Reflectance

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CHART 13.4 CARBON CREEK SEMI-SOFT COKING COALS – STRENGTH & COMPOSITION BALANCE DIAGRAM

COKE RESISTANT TO CRUSHING
COKE RESISTANT TO ABRASION
Greatest
Least
Coke Strength
STABILITY FACTOR
65
60
50
40
30
20
10
0
LOW VOLATILE COALS
MEDIUM VOLATILE COALS
HIGH VOLATILE COALS
OPTIMUM METALLURGICAL COKE PROPERTIES
54
47
46
51
55
51A
52
58A
58B
COKE "REACTIVITY RELATIVE TO STRENGTH INDEX
FORMS COKE MASS OR "DEAD-MAN" AT THE TUYERES
GOOD TUYERE ACTION
COKE USED BEFORE TUYERES
COMPOSITION - BALANCE INDEX
INERT-RICH
INERT-DEFICIENT
FOUNDRY COKE
METALLURGICAL
CHEMICAL COKE
LARGE
COKE SIZE
SMALL
LEAST
COKE FRIABILITY
GREATEST

13.3	PROJECTED PRODUCT QUALITY

Norwest applied the Carbon Creek washability data collected from the LD cores and other historical sources to its Limn® flowsheet simulation software to develop the process design for the CPP and plausible product quality. The target product ash contents were determined by maintaining heavy media densities within practical and industry norms. Most of the coal seams, with the exception of Seam 40, display excellent washing characteristics, i.e., ease of recovery. Table 13.5 lists the projected product qualities for the hard coking coal seams.

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TABLE 13.5 HARD COKING COAL TARGET PRODUCT QUALITY

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
14	1.0	6.8	7.7	5.5	6.0	0.72	6-7
15	1.0	5.9	6.8	4.6	5.0	0.84	6-7
27	0.7	5.7	6.4	5.6	6.0	0.77	6-7
31	1.1	5.9	7.1	5.6	6.0	0.67	6-7
40	0.8	6.4	7.1	7.9	8.5	1.24	6-7

Table 13.6 lists the projected product qualities for the candidate PCI, semi-soft coking and/or thermal coal seams.

TABLE 13.6 CANDIDATE PCI, SEMI-SOFT COKING & THERMAL COAL TARGET PRODUCT QUALITIES

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
46	1.3	5.6	6.8	2.3	2.5	0.81	3
47	1.0	6.0	6.9	4.7	5.0	1.18	2½
51	1.5	5.3	6.7	5.6	6.0	0.81	3
51a	1.0	4.9	5.9	2.8	3.0	0.71	3½
52	1.3	5.0	6.2	5.6	6.0	1.28	3½
54	0.9	4.7	5.6	2.8	3.0	0.81	2½
55	1.2	4.1	5.3	4.3	4.5	0.68	2½
58a	1.1	5.7	6.7	4.7	5.0	0.91	3½
58b	1.5	4.7	6.1	5.2	5.5	0.83	3

13.4	COAL RECOVERY (YIELD) ESTIMATION

To estimate coal recovery, a coal process flow design was developed for washing all seams as explained in “Section 17 Recovery” processes description. This flowsheet is depicted in Figures 17.8 and 17.9. This is a “four + one” circuit design consisting of a heavy media bath (HMB), a heavy media cyclone (HMC), reflux classifiers and froth flotation. The four circuits described above typifies the process currently used throughout the industry for the recovery of high value coking coals. More recently, it has become more common to include a two-stage ultrafine coal flotation circuitry to further increase coal recovery for coking coals.

The process consists of a large single-density heavy media bath circuit to treat the coarse coal, nominal 150mm x 9.5mm, size fraction. Small coal, nominal 9.5mm x 1.0mm, is washed in a single 1200mm diameter heavy media cyclone. The reflux type teetered bed classifiers was selected to process the 1.0mm x 0.25mm fraction while froth flotation would be used on the ultra- fine particles. Dewatering is to be done with mechanical centrifuges appropriate for the particular size ranges.

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All operating parameters have been adjusted based on:

•	Norwest in-house experience
•	Potential equipment suppliers input
•	Simulation unit models of each process equipment.

Table 13.7 lists the main results of the Limn® process simulation of the Carbon Creek seams in the Gething Formation based on mining schedule. This table is useful for determining feed characteristics and operating cutpoint, i.e., effective separating densities for the two heavy media processes and the reflux classifier. The simulation model utilized a yield optimization subroutine based on the principle of incremental ash to determine optimal cut-points for the individual process models.

The individual seam simulation results are shown in Tables 13.8 through 13.22. Please note that the FSI (CSN) values are derived from cumulative calculations. Also note that these calculations are only used to determine the indicative swelling content of the product coal and that such calculations are inexact. However, it is Norwest’s experience that the actual FSI values are typically one or more points higher than those shown in the tables. Each seam was process simulated twice; once to compare the earlier work, using only the in-seam quality data, and then again with the inclusion of out-of-seam roof and floor dilution to project more typical underground mining conditions. Average seam thickness has been used to prepare Tables 13.8 to 13.22.

For the purpose of computing LOM product coal output from these reserves, the process simulation program was run multiple times with progressively varied dilution ash content. The result of these process simulations has been to determine the expected relationship between recovery/yield and ROM ash content of products, providing an algorithm to which can be applied to a discrete seam model for mine planning purposes. These seam-specific algorithms are depicted below in each seam subsection.

Seam 40 will be very low yielding and consideration should be made to perhaps blending it with other sources before washing or to limit this seam throughput to the CPP.

Seams 46 and above will be mainly surface mined; in these cases, the ROM ash could be closer to the in-seam ash and thus higher yielding. In the surface operations, Seam 46, 51A, 54, 55 and, to a lesser extent, 51 could bypass the preparation plant partially or totally depending on the product specifications, since the ROM quality is comparable to projected product quality, depending on the amount of dilution. From a production point of view seams 51 and 51A are of primary importance (+10Mt), seams 54 and 55 are less important and seam 46 has a negligible influence on the CPP tonnage.

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TABLE 13.7 SUMMARY OF LIMN PROCESS SIMULATION RESULTS

Seam ID	After Wet Attrition Weight %			Seam Ash %		CC Ash %	CC Yield %	CC Total Moisture	Coarse Coal	Small Coal	Fine Coal
	X ≥ 9.5	2< X < 9.5	X < 2	in situ	Diluted	CPP	CPP	%	Cut SG	Cut SG	CUT SG
31(27)	39.5	15.8	44.7	11.4	20.7	6.0	77.2	7.0	1.44	1.52	1.52
31	44.7	26.0	29.3	8.3	15.4	6.0	81.1	7.1	1.70	1.75	1.83
40	56.9	11.6	31.6	28.7	35.2	6.0	32.6	8.0	1.37	1.39	1.40
40	56.9	11.6	31.6	28.7	35.2	8.5	43.9	7.1	1.46	1.50	1.51
Blend 27-31-40	42.6	21.9	35.6	14.7	22.7	6.0	69.2	7.3	1.45	1.53	1.57
14 (Adjusted)	35.7	31.4	32.9	17.5	24.8	6.0	57.8	8.6	1.38	1.39	1.44
15 (Adjusted)	39.5	15.8	44.7	13.7	18.9	6.0	73.9	6.8	1.72	1.80	1.79
Blend 15-14	37.7	23.2	39.1	15.5	21.7	6.0	71.4	8.2	1.48	1.58	1.64
46	49.4	25.5	25.1	8.0	13.5	2.5	82.2	6.8	1.41	1.57	1.68
47	50.6	23.2	26.2	21.6	25.1	5.0	67.3	6.9	1.60	1.63	1.72
51	53.5	23.9	22.6	11.6	19.0	6.0	67.4	6.7	1.61	1.70	1.80
51A	50.4	14.9	34.8	7.1	15.4	3.0	81.1	5.9	1.40	1.53	1.54
52	57.6	13.3	29.1	18.3	21.9	6.0	69.3	6.2	1.53	1.62	1.68
54	66.8	15.1	18.1	6.0	13.9	3.0	84.6	5.6	1.55	1.70	1.82
55	58.3	21.9	19.8	8.3	22.4	4.5	74.6	5.3	1.47	1.60	1.61
58A	58.8	21.4	19.9	25.7	27.0	5.0	58.7	6.7	1.45	1.50	1.62
58B	64.2	18.2	17.7	15.8	25.8	5.5	62.9	6.1	1.45	1.51	1.57
AVE	50.8	19.7	29.6	15.3	22.3	5.4	68.0	6.8	1.50	1.58	1.63
MAX	66.8	31.4	44.7	28.7	35.2	8.5	84.6	8.6	1.72	1.80	1.83
min	35.7	11.6	17.7	6.0	13.5	2.5	32.6	5.3	1.37	1.39	1.40

13.5	SEAM 14 RECOVERY SIMULATIONS

TABLE 13.8 A SEAM 14 PROCESS SIMULATION RESULTS
17.8% FEED ASH – 1.96 M SEAM THICKNESS & NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	59	3.0	4.3	61	5.3	5.5	0.58	2 1/2
Coarse 50mm x 9.5mm	193	2.0	3.3	197	5.4	5.6	0.64	4
Small 9.5mm x 1mm	328	4.0	5.2	342	5.7	6.1	0.75	6 1/2
Fine 1mm x 0.04mm	177	12.0	13.1	202	5.7	6.6	0.74	6 1/2
Ultrafine 0.04mm x 0	32	30.0	30.9	45	3.7	5.3	0.73	7
Washed Product Quality	790	6.8	8.0	847	5.5	6.0	0.71	5 1/2
Primary Product Yield	67.7%

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TABLE 13.8 B SEAM 14 PROCESS SIMULATION RESULTS
26.2% FEED ASH – 1.96 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	35	3.0	4.3	36	5.1	5.3	0.58	2 1/2
Coarse 50mm x 9.5mm	121	2.0	3.3	123	5.2	5.4	0.65	4
Small 9.5mm x 1mm	311	4.0	5.2	324	5.7	6.1	0.75	6 1/2
Fine 1mm x 0.04mm	176	12.0	13.1	200	5.7	6.6	0.74	6 1/2
Ultrafine 0.04mm x 0	32	30.0	30.9	45	3.7	5.3	0.73	7
Washed Product Quality	675	7.4	8.6	729	5.5	6.0	0.72	6
Primary Product Yield	57.8%

Table 13.8B shows simulation main results and surface moisture distribution by circuit: ultrafine clean coal material is almost 5% of plant production and total moisture is high at 8.6% . Conversely, it can be noted that FSI also increases as clean coal particle size decreases. Updated laboratory results of this seam are essential to properly design the CPP and evaluate the necessity of additional drying facilities.

CHART 13.5 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 14

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13.6	SEAM 15 RECOVERY SIMULATIONS

TABLE 13.9 A SEAM 15 PROCESS SIMULATION RESULTS
11.5% FEED ASH – 2.10 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	160	2.1	3.1	164	4.7	4.9	0.80	5 1/2
Coarse 50mm x 9.5mm	199	2.0	3.0	203	4.9	5.1	0.82	5 1/2
Small 9.5mm x 1mm	414	4.0	5.0	431	6.1	6.5	0.84	6
Fine 1mm x 0.04mm	175	11.8	12.7	199	6.2	7.1	0.88	5
Ultrafine 0.04mm x 0	31	30.0	30.7	45	3.8	5.5	0.92	4 1/2
Washed Product Quality	980	5.9	6.8	1,041	5.6	6.0	0.84	5 1/2
Primary Product Yield	83.9%

TABLE 13.9 B SEAM 15 PROCESS SIMULATION RESULTS
18.5% FEED ASH – 2.10 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	143	2.1	3.1	146	4.6	4.8	0.80	5 1/2
Coarse 50mm x 9.5mm	180	2.0	3.0	183	4.7	4.8	0.82	5 1/2
Small 9.5mm x 1mm	364	4.0	5.0	379	6.0	6.3	0.84	6
Fine 1mm x 0.04mm	148	11.6	12.5	167	6.3	7.3	0.87	5
Ultrafine 0.04mm x 0	28	30.0	30.7	40	6.2	9.0	0.93	4
Washed Product Quality	863	5.8	6.8	916	5.6	6.0	0.84	5 1/2
Primary Product Yield	73.9%

Table 13.9B shows simulation main results and surface moisture distribution by circuit: ultrafine clean coal material only represents 3.6% of plant production but carries more than 20% of the total surface moisture.

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CHART 13.6 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 15

13.7      SEAM 27 RECOVERY SIMULATIONS

TABLE 13.10 A SEAM 27 PROCESS SIMULATION RESULTS
11.5% FEED ASH – 2.36 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	94	3.0	4.3	97	6.2	6.5	0.71	2 1/2
Coarse 50mm x 9.5mm	273	2.0	3.3	279	6.2	6.4	0.72	3 1/2
Small 9.5mm x 1mm	425	4.0	5.2	443	5.6	5.9	0.79	6 1/2
Fine 1mm x 0.04mm	180	12.0	13.1	205	5.0	5.8	0.81	7
Ultrafine 0.04mm x 0	41	30.0	30.9	59	3.4	4.9	0.81	7
Washed Product Quality	1,014	6.3	7.5	1,082	5.5	6.0	0.77	5 1/2
Primary Product Yield	86.9%

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TABLE 13.10 B SEAM 27 PROCESS SIMULATION RESULTS
18.5% FEED ASH – 2.36 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	89	3.0	4.3	91	6.1	6.4	0.71	2 1/2
Coarse 50mm x 9.5mm	253	2.0	3.3	258	6.1	6.3	0.72	3 1/2
Small 9.5mm x 1mm	387	4.0	5.2	403	5.5	5.8	0.79	6 1/2
Fine 1mm x 0.04mm	141	11.6	12.7	160	5.1	5.8	0.81	7
Ultrafine 0.04mm x 0	32	30.0	30.9	45	3.7	5.4	0.81	7
Washed Product Quality	901	5.9	7.1	957	5.6	6.0	0.77	5 1/2
Primary Product Yield	77.2%

Table 13.10B shows simulation main results and surface moisture distribution by circuit: ultrafine clean coal material only represents 3.6% of plant production but carries more than 20% of the total surface moisture.

CHART 13.7 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 27

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13.8	SEAM 31 RECOVERY SIMULATIONS

TABLE 13.11 A SEAM 31 PROCESS SIMULATION RESULTS
8.3% FEED ASH – 1.83 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	122	3.0	4.3	126	6.0	6.3	0.60	4
Coarse 50mm x 9.5mm	319	2.0	3.3	325	6.1	6.4	0.61	4
Small 9.5mm x 1mm	425	4.0	5.2	443	5.9	6.2	0.69	6
Fine 1mm x 0.04mm	204	12.3	13.5	233	4.3	5.0	0.72	6 1/2
Ultrafine 0.04mm x 0	31	30.0	30.9	44	2.4	3.5	0.71	7
Washed Product Quality	1,101	6.0	7.2	1,171	5.5	5.9	0.66	5 1/2
Primary Product Yield	94.4%

TABLE 13.11 B SEAM 31 PROCESS SIMULATION RESULTS
18.0% FEED ASH – 1.83 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	103	3.0	4.3	107	5.9	6.2	0.60	4
Coarse 50mm x 9.5mm	276	2.0	3.3	282	6.0	6.2	0.62	4 1/2
Small 9.5mm x 1mm	369	4.0	5.2	384	5.7	6.0	0.69	6
Fine 1mm x 0.04mm	171	12.1	13.2	194	5.1	5.9	0.74	6 1/2
Ultrafine 0.04mm x 0	27	30.0	30.9	38	2.6	3.8	0.72	7
Washed Product Quality	946	5.9	7.1	1,005	5.6	6.0	0.67	5 1/2
Primary Product Yield	81.1%

Table 13.11B shows simulation main results and surface moisture distribution by circuit: ultrafine clean coal material represents less than 3% of plant production but carries almost 20% of the total surface moisture.

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CHART 13.8 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 31

13.9	SEAM 40 RECOVERY SIMULATIONS

TABLE 13.12 A SEAM 40 PROCESS SIMULATION RESULTS
28.7% FEED ASH – 1.46 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	47	3.0	4.3	48	5.4	5.6	1.22	7
Coarse 50mm x 9.5mm	130	2.0	3.3	133	5.5	5.7	1.21	7 1/2
Small 9.5mm x 1mm	180	4.0	5.2	188	5.8	6.1	1.23	7 1/2
Fine 1mm x 0.04mm	83	12.6	13.7	95	5.7	6.6	1.32	6 1/2
Ultrafine 0.04mm x 0	25	30.0	30.9	35	4.1	6.0	1.31	6 1/2
Washed Product Quality	465	6.9	8.1	499	5.5	6.0	1.24	7
Primary Product Yield	39.8%

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TABLE 13.12 B SEAM 40 PROCESS SIMULATION RESULTS
36.2% FEED ASH – 1.46 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	38	3.0	4.3	39	5.1	5.3	1.21	7
Coarse 50mm x 9.5mm	106	2.0	3.3	108	5.2	5.4	1.21	7 1/2
Small 9.5mm x 1mm	146	4.0	5.2	152	5.7	6.0	1.23	7 1/2
Fine 1mm x 0.04mm	70	12.2	13.4	80	6.2	7.2	1.32	6 1/2
Ultrafine 0.04mm x 0	20	30.0	30.9	29	4.5	6.5	1.32	6 1/2
Washed Product Quality	381	6.8	8.0	408	5.5	6.0	1.25	7
Primary Product Yield	32.6%

Table 13.12B simulation results shows surface moisture distribution by circuit: ultrafine clean coal material represents 5% and contributes for more than 30% of the total surface moisture. This can also be explained by the fact that a significant amount of coarser coal, much lower in moisture, is lost due to a very low separating density. Finer coal separation cannot be practically adjusted below a certain separation density and the resulting balance is a higher overall moisture and low recovery.

CHART 13.9 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 40

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Alternatively, a higher ash product of 8.5% ash content has also been simulated and main results are reported in Tables 13.12c and 13.12d.

TABLE 13.12 C SEAM 40 PROCESS SIMULATION RESULTS
28.7% FEED ASH – 1.46 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	73	3.0	4.3	75	8.9	9.3	1.19	6 1/2
Coarse 50mm x 9.5mm	199	2.0	3.3	203	8.8	9.1	1.19	6 1/2
Small 9.5mm x 1mm	226	4.0	5.2	236	7.9	8.3	1.25	7
Fine 1mm x 0.04mm	98	12.2	13.4	111	6.7	7.7	1.33	6 1/2
Ultrafine 0.04mm x 0	25	30.0	30.9	35	4.1	6.0	1.31	6 1/2
Washed Product Quality	621	6.0	7.3	661	7.9	8.5	1.24	6 1/2
Primary Product Yield	53.2%

TABLE 13.12 D SEAM 40 PROCESS SIMULATION RESULTS
36.2% FEED ASH – 1.46 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	62	3.0	4.3	64	8.8	9.2	1.19	6 1/2
Coarse 50mm x 9.5mm	169	2.0	3.3	173	8.8	9.1	1.19	6 1/2
Small 9.5mm x 1mm	186	4.0	5.2	193	7.8	8.2	1.25	7
Fine 1mm x 0.04mm	75	12.1	13.2	85	6.7	7.8	1.33	6 1/2
Ultrafine 0.04mm x 0	20	30.0	30.9	29	4.5	6.5	1.32	6 1/2
Washed Product Quality	512	5.9	7.1	544	7.9	8.5	1.24	6 1/2
Primary Product Yield	43.9%

A higher ash target of 8.5% instead of 6% significantly increases plant mass recovery, from 32.6% to 43.9%, and reduces moisture content from 8% to 7.1% .

Alternative to raising separation densities, it is strongly suggested to properly blend the various streams from underground mining to achieve optimal results.

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13.10	BLENDED SEAMS 27, 31 & 40 RECOVERY SIMULATIONS

TABLE 13.13 A BLENDED COAL FROM SEAM 27, 31, 40 PROCESS SIMULATION RESULTS
14.7% FEED ASH – 1.95 M AVERAGE SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	98	3.0	4.3	101	6.0	6.3	0.76	4
Coarse 50mm x 9.5mm	320	2.0	3.3	327	6.1	6.3	0.77	4 1/2
Small 9.5mm x 1mm	289	4.0	5.2	301	5.6	5.9	0.84	6 1/2
Fine 1mm x 0.04mm	192	12.0	13.1	218	5.0	5.7	0.88	7
Ultrafine 0.04mm x 0	34	30.0	30.9	48	3.1	4.5	0.84	7
Washed Product Quality	932	6.3	7.5	995	5.6	6.0	0.81	5 1/2
Primary Product Yield	79.9%

TABLE 13.13 B BLENDED COAL FROM SEAM 27, 31, 40 PROCESS SIMULATION RESULTS
22.7% FEED ASH – 1.95 M AVERAGE SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	86	3.0	4.3	88	6.0	6.3	0.76	4
Coarse 50mm x 9.5mm	282	2.0	3.3	288	6.1	6.3	0.77	4 1/2
Small 9.5mm x 1mm	256	4.0	5.2	266	5.6	5.9	0.84	6 1/2
Fine 1mm x 0.04mm	157	12.0	13.1	179	5.0	5.8	0.88	7
Ultrafine 0.04mm x 0	27	30.0	30.9	39	3.4	4.9	0.85	7
Washed Product Quality	808	6.1	7.3	860	5.6	6.0	0.81	5 1/2
Primary Product Yield	69.2%

13.11	SEAM 46 RECOVERY SIMULATIONS

TABLE 13.14 A SEAM 46 PROCESS SIMULATION RESULTS
8.0% FEED ASH – 1.38 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	132	3.0	4.3	136	2.5	2.6	0.74	1 1/2
Coarse 50mm x 9.5mm	329	2.0	3.3	335	2.6	2.6	0.75	2
Small 9.5mm x 1mm	402	4.0	5.2	418	2.7	2.9	0.83	4
Fine 1mm x 0.04mm	179	12.1	13.2	203	2.4	2.8	0.89	4
Ultrafine 0.04mm x 0	22	30.0	30.9	32	1.8	2.6	0.94	4
Washed Product Quality	1,064	5.5	6.7	1,125	2.6	2.75	0.81	3
Primary Product Yield	91.1%

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-22

TABLE 13.14 B SEAM 46 PROCESS SIMULATION RESULTS
18.7% FEED ASH – 1.38 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	96	3.0	4.3	99	2.3	2.4	0.74	1 1/2
Coarse 50mm x 9.5mm	254	2.0	3.3	259	2.3	2.4	0.75	2
Small 9.5mm x 1mm	353	4.0	5.2	368	2.6	2.7	0.83	4
Fine 1mm x 0.04mm	160	11.9	13.1	181	2.7	3.1	0.90	4
Ultrafine 0.04mm x 0	21	30.0	30.9	30	4.9	7.0	1.13	3 1/2
Washed Product Quality	884	5.7	6.9	937	2.6	2.75	0.82	3
Primary Product Yield	75.7%

Table 13.14B shows simulation main results and surface moisture distribution by circuit Ultrafine clean coal material is only slightly above 2% of plant production and even if it carries more than 15% of the total surface moisture it is suggested to re-wash some coal lost in screen bowl effluent to increase overall mass recovery and FSI.

CHART 13.10 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 46

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-23

13.12	SEAM 47 RECOVERY SIMULATIONS

TABLE 13.15 A SEAM 47 PROCESS SIMULATION RESULTS
21.6% FEED ASH – 1.38 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	123	3.0	3.9	127	2.3	2.4	0.94	1/2
Coarse 50mm x 9.5mm	263	2.0	3.0	268	2.9	3.0	1.00	1
Small 9.5mm x 1mm	278	4.0	5.0	290	6.0	6.3	1.32	3 1/2
Fine 1mm x 0.04mm	153	12.3	13.2	175	6.7	7.7	1.42	3 1/2
Ultrafine 0.04mm x 0	25	30.0	30.7	35	5.6	8.0	1.41	3 1/2
Washed Product Quality	842	5.9	6.8	894	4.7	5.0	1.18	2 1/2
Primary Product Yield	72.1%

TABLE 13.15 B SEAM 47 PROCESS SIMULATION RESULTS
30.9% FEED ASH – 1.38 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	108	3.0	3.9	111	2.2	2.3	0.94	1/2
Coarse 50mm x 9.5mm	215	2.0	3.0	220	2.8	2.9	0.99	1
Small 9.5mm x 1mm	219	4.0	5.0	229	5.5	5.8	1.30	3 1/2
Fine 1mm x 0.04mm	127	12.4	13.2	145	7.0	8.1	1.42	3 1/2
Ultrafine 0.04mm x 0	23	30.0	30.7	33	8.5	12.2	1.45	3
Washed Product Quality	693	6.1	7.0	738	4.6	5.0	1.18	2
Primary Product Yield	59.4%

Table 13.15B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material is only slightly above 3% of plant production and even if it carries more than 20% of the total surface moisture it is suggested to re-wash some coal lost in screen bowl effluent to increase overall mass recovery and FSI, if needed.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-24

CHART 13.11 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 47

13.13	SEAM 51 RECOVERY SIMULATIONS

TABLE 13.16 A SEAM 51 PROCESS SIMULATION RESULTS
11.6% FEED ASH – 1.51 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	132	3.0	4.5	136	6.4	6.7	0.72	2
Coarse 50mm x 9.5mm	341	2.0	3.5	348	6.2	6.4	0.74	2 1/2
Small 9.5mm x 1mm	382	4.0	5.4	397	5.6	5.9	0.86	4
Fine 1mm x 0.04mm	149	12.3	13.7	170	4.3	5.0	0.91	3 1/2
Ultrafine 0.04mm x 0	24	30.0	31.1	34	2.6	3.8	0.90	3
Washed Product Quality	1,026	5.4	6.8	1,084	5.6	6.0	0.81	3
Primary Product Yield	87.9%

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-25

TABLE 13.16 B SEAM 51 PROCESS SIMULATION RESULTS
22.1% FEED ASH – 1.51 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	108	3.0	4.5	111	6.2	6.5	0.72	2
Coarse 50mm x 9.5mm	285	2.0	3.5	291	6.1	6.3	0.74	2 1/2
Small 9.5mm x 1mm	322	4.0	5.4	335	5.4	5.7	0.87	4
Fine 1mm x 0.04mm	115	12.2	13.5	131	4.8	5.6	0.91	3 1/2
Ultrafine 0.04mm x 0	21	30.0	31.1	30	4.6	6.7	0.89	3
Washed Product Quality	851	5.3	6.7	899	5.6	6.0	0.81	3
Primary Product Yield	73.0%

Table 13.16B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material tonnage is below 3% of plant production and even if it carries 20% of the total surface moisture it is suggested to re-wash some coal lost in screen bowl effluent to increase overall mass recovery and FSI, if needed.

CHART 13.12 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 51

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-26

13.14	SEAM 51A RECOVERY SIMULATIONS

TABLE 13.17 A SEAM 51A PROCESS SIMULATION RESULTS
7.1% FEED ASH – 1.46 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	133	3.0	4.0	137	2.1	2.2	0.70	2 1/2
Coarse 50mm x 9.5mm	351	2.0	3.0	358	2.4	2.5	0.69	2 1/2
Small 9.5mm x 1mm	434	4.0	5.0	452	3.7	3.9	0.72	4 1/2
Fine 1mm x 0.04mm	146	11.5	12.4	165	3.6	4.1	0.73	3 1/2
Ultrafine 0.04mm x 0	20	30.0	30.7	29	2.3	3.3	0.73	2 1/2
Washed Product Quality	1,084	5.0	6.0	1,141	3.1	3.25	0.71	3 1/2
Primary Product Yield	92.9%

TABLE 13.17 B SEAM 51A PROCESS SIMULATION RESULTS
19.8% FEED ASH – 1.46 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	118	3.0	4.0	122	2.1	2.2	0.70	2 1/2
Coarse 50mm x 9.5mm	284	2.0	3.0	289	2.4	2.4	0.69	2 1/2
Small 9.5mm x 1mm	366	4.0	5.0	381	3.6	3.8	0.72	4 1/2
Fine 1mm x 0.04mm	114	11.2	12.1	128	3.7	4.2	0.74	3 1/2
Ultrafine 0.04mm x 0	17	30.0	30.7	25	4.5	6.4	0.80	2 1/2
Washed Product Quality	899	4.9	5.9	946	3.1	3.25	0.71	3 1/2
Primary Product Yield	77.1%

Table 13.17B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material tonnage is low at less than 2% of plant production and consequently overall moisture is also low.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-27

CHART 13.13 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 51A

13.15	SEAM 52 RECOVERY SIMULATIONS

TABLE 13.18 A SEAM 52 PROCESS SIMULATION RESULTS
18.3% FEED ASH – 1.10 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	113	3.0	4.3	116	6.4	6.6	1.53	2 1/2
Coarse 50mm x 9.5mm	305	2.0	3.3	312	6.3	6.5	1.43	3
Small 9.5mm x 1mm	323	4.0	5.2	337	5.4	5.7	1.16	4 1/2
Fine 1mm x 0.04mm	109	11.7	12.9	123	4.3	4.9	1.05	4
Ultrafine 0.04mm x 0	18	30.0	30.9	25	3.5	5.1	1.01	4 1/2
Washed Product Quality	868	5.0	6.2	913	5.6	6.0	1.28	3 1/2
Primary Product Yield	74.4%

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-28

TABLE 13.18 B SEAM 52 PROCESS SIMULATION RESULTS
26.4% FEED ASH – 1.10 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	95	3.0	4.3	98	6.1	6.4	1.50	2 1/2
Coarse 50mm x 9.5mm	247	2.0	3.3	252	6.0	6.2	1.41	3
Small 9.5mm x 1mm	249	4.0	5.2	259	5.4	5.6	1.15	4 1/2
Fine 1mm x 0.04mm	83	11.7	12.8	94	4.5	5.1	1.05	4
Ultrafine 0.04mm x 0	16	30.0	30.9	23	6.8	9.9	1.27	4 1/2
Washed Product Quality	689	5.0	6.2	725	5.6	6.0	1.28	3 1/2
Primary Product Yield	59.1%

Table 13.18B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material tonnage is low at less than 2% of plant production and consequently overall moisture is also low.

CHART 13.14 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 52

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-29

13.16	SEAM 54 RECOVERY SIMULATIONS

TABLE 13.19 A SEAM 54 PROCESS SIMULATION RESULTS
6.0% FEED ASH – 1.37 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	236	3.0	3.8	243	2.9	3.0	0.77	2
Coarse 50mm x 9.5mm	469	2.0	2.9	479	2.9	3.0	0.78	2
Small 9.5mm x 1mm	260	4.0	4.9	271	2.9	3.1	0.86	3
Fine 1mm x 0.04mm	124	12.2	13.0	142	2.6	3.0	0.89	2 1/2
Ultrafine 0.04mm x 0	18	30.0	30.6	25	2.2	3.2	0.89	2 1/2
Washed Product Quality	1,107	4.5	5.4	1,160	2.8	3.0	0.81	2 1/2
Primary Product Yield	94.9%

TABLE 13.19 B SEAM 54 PROCESS SIMULATION RESULTS
19.5% FEED ASH – 1.37 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	204	3.0	3.8	210	2.9	3.0	0.77	2
Coarse 50mm x 9.5mm	386	2.0	2.9	394	2.9	3.0	0.78	2
Small 9.5mm x 1mm	170	4.0	4.9	177	2.9	3.1	0.86	3
Fine 1mm x 0.04mm	125	12.2	13.0	142	2.6	3.0	0.89	2 1/2
Ultrafine 0.04mm x 0	18	30.0	30.6	25	2.2	3.2	0.89	2 1/2
Washed Product Quality	902	4.9	5.7	948	2.8	3.0	0.81	2 1/2
Primary Product Yield	77.3%

Table 13.19B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material tonnage is low at less than 2% of plant production and consequently overall moisture is also low at 5.7%. It is suggested to re-wash some coal lost in screen bowl effluent to increase overall mass recovery, if needed.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-30

CHART 13.14 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 54

13.17	SEAM 55 RECOVERY SIMULATIONS

TABLE 13.20 A SEAM 55 PROCESS SIMULATION RESULTS
8.3% FEED ASH – 1.37 M SEAM THICKNESS NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	161	3.0	4.2	166	4.9	5.1	0.65	2
Coarse 50mm x 9.5mm	422	2.0	3.2	430	5.0	5.2	0.66	2 1/2
Small 9.5mm x 1mm	373	4.0	5.2	388	4.8	5.1	0.70	3
Fine 1mm x 0.04mm	128	11.8	12.9	145	3.6	4.1	0.71	2 1/2
Ultrafine 0.04mm x 0	14	30.0	30.8	20	2.3	3.4	0.73	2 1/2
Washed Product Quality	1,098	4.6	5.7	1,150	4.7	5.0	0.68	2 1/2
Primary Product Yield	94.1%

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-31

TABLE 13.20 B SEAM 55 PROCESS SIMULATION RESULTS
19.5% FEED ASH – 1.37 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	149	3.0	4.2	154	4.8	5.0	0.65	2
Coarse 50mm x 9.5mm	382	2.0	3.2	389	4.9	5.1	0.66	2 1/2
Small 9.5mm x 1mm	300	4.0	5.2	312	4.7	5.0	0.70	3
Fine 1mm x 0.04mm	82	11.4	12.5	93	4.2	4.8	0.71	2 1/2
Ultrafine 0.04mm x 0	11	30.0	30.8	16	3.1	4.4	0.73	2 1/2
Washed Product Quality	924	4.2	5.3	964	4.7	5.0	0.68	2 1/2
Primary Product Yield	79.2%

Table 13.20B shows simulation main results and surface moisture distribution by circuit Ultrafine clean coal material tonnage is very low at 11tph (ad) and consequently overall moisture is also low at 5.3%.

CHART 13.15 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 55

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-32

13.18	SEAM 58A RECOVERY SIMULATIONS

TABLE 13.21 A SEAM 58A PROCESS SIMULATION RESULTS
25.7% FEED ASH – 1.26 M SEAM THICKNESS & NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	67	3.1	4.1	69	4.2	4.4	0.85	3
Coarse 50mm x 9.5mm	223	2.0	3.1	227	4.4	4.6	0.87	3
Small 9.5mm x 1mm	273	4.0	5.1	284	4.8	5.1	0.94	4
Fine 1mm x 0.04mm	102	12.3	13.3	116	4.8	5.5	0.96	3
Ultrafine 0.04mm x 0	21	30.0	30.8	30	5.3	7.7	0.93	3
Washed Product Quality	685	5.7	6.7	727	4.7	5.0	0.91	3 1/2
Primary Product Yield	58.7%

TABLE 13.21 B SEAM 58A PROCESS SIMULATION RESULTS
33.4% FEED ASH – 1.26 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	51	3.1	4.2	52	4.1	4.3	0.85	3
Coarse 50mm x 9.5mm	184	2.0	3.1	188	4.3	4.4	0.87	3 1/2
Small 9.5mm x 1mm	239	4.0	5.1	249	4.6	4.8	0.94	4
Fine 1mm x 0.04mm	87	12.3	13.3	99	4.9	5.7	0.95	3 1/2
Ultrafine 0.04mm x 0	20	30.0	30.8	29	7.8	11.3	0.91	3
Coking Product	581	5.9	6.9	617	4.7	5.0	0.91	3 1/2
Primary Product Yield	49.8%

Table 13.21B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material tonnage is low at 20tph (ad) but overall moisture is 6.9%.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-33

CHART 13.16 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 58A

13.19	SEAM 58B RECOVERY SIMULATIONS

TABLE 13.22 A SEAM 58B PROCESS SIMULATION RESULTS
15.8% FEED ASH – 1.26 M SEAM THICKNESS & NO OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	240	2.4	3.8	245	5.4	5.6	0.82	3
Coarse 50mm x 9.5mm	261	2.0	3.5	266	5.5	5.7	0.82	3
Small 9.5mm x 1mm	276	4.0	5.4	288	5.2	5.5	0.83	3 1/2
Fine 1mm x 0.04mm	105	12.3	13.6	120	4.4	5.1	0.89	3
Ultrafine 0.04mm x 0	17	30.0	31.1	24	3.1	4.5	0.91	3
Washed Product Quality	899	4.7	6.2	943	5.2	5.5	0.83	3
Primary Product Yield	77.0%

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-34

TABLE 13.22 B SEAM 58B PROCESS SIMULATION RESULTS
33.4% FEED ASH – 1.26 M SEAM THICKNESS PLUS 15CM OSD

Clean Coal Streams	TPH (ad)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
Coarse +50mm	187	2.4	3.8	191	5.3	5.5	0.82	3
Coarse 50mm x 9.5mm	209	2.0	3.5	213	5.3	5.5	0.82	3
Small 9.5mm x 1mm	218	4.0	5.4	227	5.0	5.3	0.83	3 1/2
Fine 1mm x 0.04mm	75	12.0	13.4	85	4.7	5.4	0.89	3
Ultrafine 0.04mm x 0	14	30.0	31.1	20	6.1	8.9	0.91	3
Coking Product	702	4.6	6.1	737	5.2	5.5	0.83	3
Primary Product Yield	60.2%

Table 13.22B shows simulation main results and surface moisture distribution by circuit. Ultrafine clean coal material tonnage is low at 14tph (ad) but overall moisture is also low at 6.1% ..

CHART 13.17 PROCESSED COAL YIELD/RECOVERY AS FUNCTION ROM ASH: SEAM 58B

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
13-35

14	MINERAL RESOURCE ESTIMATES

14.1	APPROACH

In accordance with National Instrument 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum's “CIM Definition Standards on Mineral Resources and Reserves” adopted by the CIM Council and last modified on December 11, 2005 and referenced the GSC Paper 88- 21 “A Standardized Coal Resource/Reserve Reporting System for Canada” (GSC Paper 88-21) during the classification, estimation and reporting of coal resources for the Carbon Creek property.

14.2	COAL RESOURCE ESTIMATION

The term "resource" is utilized to describe coal contained in seams occurring within specified limits of thickness and depth from surface. The resource estimations are on an in -situ basis, i.e. as an in-situ tonnage and not adjusted for mining losses or dilution. However, minimum mineable seam thickness and maximum removable parting thickness are considered; while coal intervals not meeting these criteria are not included in the resources. Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance.

GSC Paper 88-21 also utilizes criteria adapted to reflect the differing assurance levels associated with varying levels of geologic complexity. Four levels of increasing geologic complexity are addressed and include:

•	Low
•	Moderate
•	Complex
•	Severe.

Norwest has determined that the area where resources are calculated for the Carbon Creek property is considered ”Moderate”, based on its shallow dips, broad open folding, and relatively mild faulting. The criteria for coals found in the geology type “Moderate” are given in Table 14.1.

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TABLE 14.1 CARBON CREEK COAL RESOURCE ESTIMATION CRITERIA

Surface Resources
Maximum stripping ratio of surface resource
(m3 /tonnes)	20:1
Minimum apparent seam thickness	0.6m
Maximum mineable parting thickness	0.6m
Underground Resources
Maximum depth from surface	600m
Minimum apparent seam thickness	1.2m
Maximum mineable parting thickness	0.5m

Coal resources estimated for the Carbon Creek property are considered to be of immediate interest. Coal resources are estimated for both surface and underground deposit types and categorized as Measured, Indicated and Inferred, summarized in Table 14.2. The resource statement is current as of October 1, 2012.

TABLE 14.2 CLASSIFICATION OF RESOURCES – CARBON CREEK PROPERTY – OCTOBER 1, 2012

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	197.0	31.7	32.8
Underground	mvB	143.1	97.1	199.2
Total	mvB	486.9		232.0

The extent of the Carbon Creek resource area is illustrated in Figure 14.1. The coal resources are limited to within the Cardero license application areas, the crop extent of the lowermost (oldest) coal seam (Seam 14) and within the maximum extent of inferred coal resources from valid data points.

The areas of resource assurance were delineated using the following criteria:

•	Measured – 225m from nearest data point
•	Indicated – 450m from nearest data point
•	Inferred – 2,400m from nearest data point.

Data points for this resource estimation are seam intercepts from drill holes.

The resource outlined in Table 14.2 represents a substantial increase in coal resource tonnes from the Norwest’s December 2011 estimates. The increase is due to inclusion of additional drill hole data in the resource calculations that was previously not available to Norwest. This data was used to identify an additional 15 seams of economic potential and provided sufficient spatial coverage for the expansion of the resource area to the east of the Carbon Creek and south of Eleven Mile Creek.

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The coal resources were reported from a 3D block model generated using MineSightTM software. Numeric seam identifiers, ore volumes and resource limiting criteria were coded into the 3D block model from gridded surface files representing the extent of the surface and underground coal resource in accordance with GSC Paper 88-21 guidelines and within the Cardero license application areas. These same gridded surface files were used for mining reserve calculations using CarlsonTM software. Undiluted raw coal quality and coal density sourced from validated slim core coal and rock samples were estimated into the 3D block model and 2D grid files for coal resource and coal reserve determination respectively. Coal resource tonnes were calculated from estimates of coal volume and coal density sourced from undiluted full seam composites of thickness and laboratory determined slim core sample density.

Figure 14.2 illustrates the subsurface extent of coal seam roof and floor surfaces used to code the 3D block model for coal resource determinations. Cross-section A-A’ in Figure 14.2 is orientated along the general strike of the coal seams and syncline axis. Cross-section B-B’ in Figure 14.2 is orientated across strike of the coal seams and syncline axis.

Coal resources by seam are shown in Table 14.3. Seam resources increase in decreasing stratigraphic order as the lower seam areal extent increases due to the structural configuration of the deposit with respect to terrain.

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TABLE 14.3 COAL RESOURCES BY SEAM – CARBON CREEK PROPERTY – OCTOBER 1, 2012

	Measured	Indicated	Inferred
Seam	(Mt)	(Mt)	(Mt)
63	0.8	-	-
60	2.1	-	-
59	2.1	-	-
58	3.1	-	-
57	0.5	-	-
56	2.0	-	-
55	5.9	-	0.5
54	5.6	-	0.3
53	3.0	-	-
52	14.1	0.7	1.9
51A	12.8	-	0.5
51	19.6	4.3	4.8
48	3.3	3.1	1.2
47	21.9	2.6	-
46	27.2	6.4	6.9
42	12.3	0.1	-
40	32.2	9.1	2.5
31	28.2	18.4	30.2
29	11.4	4.2	5.5
28	12.7	9.4	25.0
27	14.9	9.5	25.0
23	7.0	1.5	1.0
22	12.2	8.7	23.9
21	14.2	0.1	-
18	14.6	6.8	11.4
15	32.5	26.2	51.9
14	24.0	17.6	39.5
Total	468.9		232.0

Mineral resources are not mineral reserves and there is no assurance that any mineral resources which are not being classified as reserves later in this report will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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15	MINERAL RESERVE ESTIMATES

Based on the geological model developed by Norwest, a general mining layout was prepared for surface, highwall and underground mining areas. Applying mining parameters, as discussed in Section 16 and economic analysis as discussed in Section 22 of this report, a coal reserve tonnage estimate was developed for each mining method as shown in Table 15.1.

TABLE 15.1 COAL RESERVES THROUGH YEAR 20 – SEPTEMBER 20, 2012

Mining Method	ROM Tonnes (millions)	Saleable Tonnes (millions)
Surface	56	38
Highwall	14	7
Underground	52	33
Combined Total	121	78

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources in this report that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

15.1	SURFACE AND HIGHWALL MINING RESERVES

Table 15.2 provides a summary of coal reserves estimated from the prefeasibility study for surface and highwall mining operations.

TABLE 15.2 SURFACE MINING SUMMARY BY MINING METHOD

		ROM	Saleable Coal
Mining Method	In-Situ Moisture Adjusted (Kt)	Moisture Adjusted Within Mining Limits (Kt)	Hard Coking (Kt)	Semi Soft Coking (Kt)	Thermal (Kt)	Total (Kt)
Contour	11,100	11,559	1,686	3,187	3,697	8,571
Area	76,477	39,574	10,993	17,986	978	29,956
Highwall	28,966	13,887	1,469	5,495	0	6,964
Grand Total	116,543	65,020	14,148	26,668	4,675	45,491

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Table 15.3 provides a more detailed analysis of coal reserves by surface and highwall mining by seam mined.

The coal reserves that can be recovered by surface mining and highwall mining methods were determined using a bottom-up approach. Coal resources recoverable by underground methods were first identified by seam and by areas within the prospect. Then a surface development plan using contour mining methods to provide face-ups at seam outcrops for the identified underground mining areas was laid out on maps. This contour mining plan was then expanded further to include all seams that would be conducive to highwall mining methods. Contour mining was generally used as a method of establishing working benches for highwall mining, Suitable 50-meter wide mining benches were laid out for this purpose where coal seams outcropped at the surface, and wherever underground mining was not contemplated. Subsequent contour widths were not mined, even where it may have been economic to do so because the strategy was to minimize surface disturbance while maximizing potential tonnage available for highwall mining. The coal encountered in the 50-meter wide bench width is segregated into non- recoverable, thermal quality, and coking quality coal, based on the dimensions shown in Figure 15.1. Generally a one meter minimum coal thickness was used for identification of surface mineable reserves with some exceptions. Some small areas containing coal less than one meter thick were mined in order to connect together larger areas for highwall mining where it made sense to do so.

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TABLE 15.3 SURFACE AND HIGHWALL RESERVES BY SEAM

	Surface Mining						Highwall Mining						Total
			Saleable						Saleable						Saleable
Seam	In-Situ Moisture Adjusted (Kt)	ROM (Kt)	Hard Coking (Kt)	Semi Soft Coking (Kt)	Thermal (Kt)	Total (Kt)	In-Situ Moisture Adjusted (Kt)	In Seam ROM Recovered (Kt)	Hard Coking (Kt)	Semi Soft Coking (Kt)	Thermal (Kt)	Total (Kt)	In-Situ Moisture Adjusted (Kt)	ROM (Kt)	Hard Coking (Kt)	Semi Soft Coking (Kt)	Thermal (Kt)	Total (Kt)
63	456	444	0	270	58	328	140	0	0	0	0	0	596	444	0	270	58	328
60	2,029	2,100	0	1,365	83	1,448	504	0	0	0	0	0	2,534	2,100	0	1,365	83	1,448
59	1,792	1,930	0	1,186	95	1,281	439	0	0	0	0	0	2,230	1,930	0	1,186	95	1,281
58	2,627	2,746	0	1,729	93	1,822	668	0	0	0	0	0	3,295	2,746	0	1,729	93	1,822
57	1,206	1,472	0	826	34	860	0	0	0	0	0	0	1,206	1,472	0	826	34	860
56	2,201	2,437	0	1,492	78	1,570	0	0	0	0	0	0	2,201	2,437	0	1,492	78	1,570
55	5,944	5,815	0	4,599	184	4,784	1,250	0	0	0	0	0	7,193	5,815	0	4,599	184	4,784
54	5,563	5,602	0	5,008	172	5,180	1,097	0	0	0	0	0	6,660	5,602	0	5,008	172	5,180
53	3,246	3,547	0	2,237	76	2,312	0	0	0	0	0	0	3,246	3,547	0	2,237	76	2,312
52	13,412	894	0	339	254	593	2,490	639	0	283	0	283	15,902	1,533	0	622	254	877
51A	10,825	682	0	321	241	561	1,773	1,194	0	620	0	620	12,598	1,876	0	941	241	1,181
51	14,733	1,074	0	491	369	860	2,634	1,545	0	819	0	819	17,366	2,618	0	1,310	369	1,679
48	31	34	0	13	10	23	64	41	0	20	0	20	96	75	0	33	10	43
47	1,075	1,111	0	467	350	817	3,465	2,111	0	991	0	991	4,540	3,222	0	1,458	350	1,808
46	1,365	1,399	0	718	539	1,257	4,166	2,501	0	1,404	0	1,404	5,530	3,900	0	2,122	539	2,660
42	278	299	0	113	90	202	817	520	0	259	0	259	1,094	819	0	372	90	461
40	696	716	164	0	123	288	1,838	1,028	247	0	0	247	2,534	1,744	411	0	123	535
31	3,793	3,734	2,586	0	486	3,072	1,625	860	494	0	0	494	5,418	4,594	3,080	0	486	3,566
29	3,337	3,463	2,265	0	116	2,381	0	0	0	0	0	0	3,337	3,463	2,265	0	116	2,381
28	3,425	3,107	1,921	0	155	2,075	540	347	0	171	0	171	3,964	3,454	1,921	171	155	2,246
27	7,620	6,345	4,869	0	390	5,259	694	428	212	0	0	212	8,314	6,772	5,081	0	390	5,471
23	375	380	153	0	121	274	1,217	675	0	385	0	385	1,592	1,055	153	385	121	659
22	442	467	180	0	143	323	909	543	0	288	0	288	1,352	1,010	180	288	143	611
21	278	304	113	0	90	203	358	231	0	113	0	113	636	535	113	113	90	316
18	242	266	99	0	78	177	445	274	0	141	0	141	688	541	99	141	78	318
15	320	317	149	0	112	261	789	416	237	0	0	237	1,109	733	386	0	112	498
14	461	449	181	0	136	317	1,045	536	280	0	0	280	1,506	985	461	0	136	596
Total							28,966	13,887	1,469	5,495	0	6,964

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In addition, some of the uppermost seams in the sequence occur as mountaintop outcrops and are amenable to using area surface mining methods. There are two areas in this prospect that will be developed using this method. The Northern Area Mine will develop from Seam 31 down to Seam 27, producing high quality HCC. The Central Area Mine will develop Seam 63 down to Seam 53, producing a SSCC. The maximum depth of area mining was determined by performing a cumulative and incremental stripping ratio analysis of each descending seam until the economic cut-off seam was found.

Coal reserves that could be mined using highwall mining techniques were specifically identified, considering the geometry of each seam. A minimum coal seam thickness of one metre was. A maximum penetration of 300m from the contour mining highwall face was used for calculating reserve tonnages. A recovery factor of 40% of the in-situ coal resources was considered in this evaluation to allow for the web of coal that must be left in place between each miner cut to support the roof..

After the seams and areas were identified that would be recovered with area, contour, or highwall mining, the in-situ coal model was used to estimate in-situ tonnages. Then a series of adjustments were made to the in-situ tonnages in order to estimate the projected as-mined recoverable ROM tonnages and the subsequent Clean Coal tonnages that are projected to report out of the coal preparation facility and be available for sale. The adjustments made are described in Table 15.4.

TABLE 15.4 RECOVERABLE AND CLEAN COAL TONNAGE ADJUSTMENTS

Coals Seams Applied	Type of Adjustment	Adjustment Details
Surface and Highwall Mined Coal	Moisture	Added 2% surface moisture to inherent moisture from lab analysis
Contour and Area Mined Coal	Oxidized coal	Outer 15m of coal outcrop assumed to be wasted and non-recoverable
Contour and Area Mined Coal	Partially oxidized coal	“Middle” 15m of coal of each 50m wide contour bench to be segregated for use as thermal coal, assuming the coal characteristics would not be suitable for coking
Contour and Area Mined Coal	Coal extraction factor mining loss	90% of in situ coal recovered - non-recovered tonnage was added to overall waste volume
Contour and Area Mined Coal	Coal seam dilution by waste	Assumed that 7.6cm of waste rock at SG of 2.5 is added to each coal seam that is recovered to estimate ROM tonnage (0.038m per seam floor and roof interface)
Highwall Mined Coal	Coal seam dilution by waste	Assumed that 15.2.cm of waste rock at SG of 2.5 is added to each coal seam that is recovered to estimate ROM tonnage (0.076m per seam floor and roof interface)
Highwall Mined Coal	In-Seam mining recovery	Assumed that 40% of ROM coal tonnage (Moisture adjusted and rock diluted) would be recovered from each seam with highwall mining method to allow for pillars and extraction inefficiencies
Surface and Highwall Mined Coal	Plant efficiency and yield	Plant yields are based on either 90% plant efficiency applied to theoretical yields or simulated wash plant results for each individual coal seam ROM tonnage resulting in range of overall plant recoveries from 51% to 79%

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15.2	UNDERGROUND MINING RESERVES

Underground mining methods will be used to recover hard coking coal from five coal seams. Suitable underground mineable reserve blocks were identified by applying the mining constraints listed in Table 15.5 to identified measured and indicated coal resource areas.

TABLE15.5 UNDERGROUND RESERVE BLOCK CONSTRAINTS

Mining Parameter	Constraint Applied
Minimum Seam Thickness	1.2m*
Minimum Overburden Depth	50m
Maximum Overburden Depth	630m
Maximum Overburden Depth for Retreat Mining (De-Pillaring)	550m
Minimum Interburden Thickness	20m
Barrier of Protection between Highwall and Underground Mining	100m
Angle of Draw to Surface Property Boundaries from Underground Mining Subsidence	22°
Horizontal Distance between Underground Mine Workings and Williston Lake	100m

*In limited strategic mine plan areas seam thickness as low as 1.0m was included.

Figure 15.2 depicts underground mineable reserve blocks and associated interburden thicknesses between overlapping blocks. There are a total of five (5) blocks identified as suitable for underground mine development. Mining is projected to commence in Seam 15 followed by Seams 14, 31, 27, and finally 40. Mineable Reserve Block 14 (Seam 14) is overlain almost entirely by Mineable Reserve Block 15 (Seam 15) with interburden thicknesses ranging between 26m and 40m. Mineable Reserve Block 27 is partially overlain by Mineable Reserve Block 31 with interburden thicknesses ranging between 75m and 85m. Additional, but inconsequential, mineable reserve block overlaps and associated interburden thicknesses are noted in Figure 15.2.

There are many factors that affect and determine the type(s) and impacts of multiple seam mining interactions. These factors can be divided in two categories, geological and mining. Geological factors are inherent to the reserve and may not be changed but mining factors are those which result from the mine plan and may be altered. Table 15.6 presents a listing of the geologic and mining factors which should be considered for multiple seam mining.

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TABLE 15.6 GEOLOGICAL AND MINING FACTORS APPLICABLE TO MULTIPLE SEAM MINING

Geological Factor	Mining Factor
In-situ horizontal stress conditions	Sequence of mining
Overburden thickness and rock type	Mining method
Upper seam thickness	Installed mining support
Lower seam thickness	Mining layout and dimensions
Upper seam immediate roof and floor	Extraction percentage of both seams
Lower seam roof and floor	Relative location and orientation of upper and lower workings
Interburden thickness and rock type	Mining height
Interburden hardrock percentage	Mining direction
Number of rock layers contain in interburden	Time between mining of upper and lower seams
Coefficient of friction between rock layers
Seam inclination
Rock mechanics properties of the lower and upper seam coals
Existence of ground water
Surface subsidence issues
Geological anomalies

Mine plan recovery for Seam 14 was discounted by approximately 5% to account for the potential multiple seam mining interactions that may be experienced from the mining of Seam 15 at the relatively moderate interburden thicknesses that exist between these two seams. Future studies will include geotechnical modeling and mine plan designs that specifically address multiple seam mining.

Using the CarlsonTM software grid files derived from the MineSight™ Carbon Creek geological model, the parameters listed in Table 15.5 were applied to determine the in-situ reserves available for underground mining in each block. Table 15.7 presents a summary of the in-situ tonnage for coal reserves contained within each mineable block along with thickness, specific gravity, and ash parameters.

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TABLE 15.7 UNDERGROUND IN SITU COAL THICKNESS, SPECIFIC GRAVITY, TONNAGE & ASH

Seam/Block	Average Coal Thickness (m)	Coal Minimum Thickness (m)	Coal Maximum Thickness (m)	In-Situ Specific Gravity with Partings	In-Situ (Kt)	In-Situ Ash (%)
40	1.45	1.00	2.50	1.40	13,400	14.4
31	1.77	1.17	2.50	1.62	9,200	33.2
27	2.15	1.19	3.31	1.52	11,700	26.8
15	2.05	1.00	3.52	1.38	41,100	12.3
14	1.92	1.00	3.12	1.44	15,800	20.8
Totals/Avg	1.90	1.00	3.52	1.43	91,200	18.0

Recoverable underground ROM coal reserves were determined by developing conceptual mine plans for each mineable block and applying additional underground mining adjustment parameters to the in situ coal reserves. Saleable coal tonnage estimates were determined by applying theoretical yields and CHPP wash efficiencies to each seam. The discount parameters applied to the in-situ coal reserves to derive ROM underground reserves are described in Table 15.8. ROM coal reserve tonnages and saleable coal tonnages as listed in Table 15.9.

Currently, the Carbon Creek 2012 exploration drilling program is nearing completion. The results will supplement the current geologic model and likely expand the resource base applicable to underground mining. Specifically, there exists potential to extend the southwestern boundary of Block 15 and the southwestern boundary of Block 27.

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TABLE 15.8 UNDERGROUND ROM AND SALEABLE CLEAN COAL ADJUSTMENT PARAMETERS

Coal Seam/Block Application	Parameter	Adjustment Details
All UG Seams/Blocks	Moisture	Added 2% surface moisture to inherent moisture from lab analysis.
Seam 40	Mining slope	Primarily limited mining to areas where the slope gradient is less than 16° (29%). The conceptual mine plans attempt to mitigate mining along full dip of the seam– i.e. mining is oblique to the seam’s true dip.
Seams 31, 27, 15 & 14	Mining slope	Primarily limited mining to areas where the slope gradient is less than 14° (25%). Conceptual mine plans attempt to minimize mining along the full dip of the respective seams – i.e. mining is oblique to the seam true dip.
All UG Seams/Blocks	Mining height	Mining height was assumed to be equal to seam thickness. In the very localized areas where conceptual mine plan projections are shown in areas of coal thickness less than 1.2m, a minimum of mining height of 1.2m was applied in all cases to accommodate mining equipment. The roof and/or floor rock cut in these areas was added to the ROM coal product.
All UG Seams/Blocks	In-situ mining recovery for first mining.	First mining in-situ mining recovery is proportional to pillar and entry dimensions. All pillar dimensions were developed using entry widths between 5.5m to 6m, ARMPS stability factors greater than 2.0, overburden depths and conceptual mine plan configurations. Typical first mining recovery factors are on the order of 35-40% of in-situ.
Seams 40, 31, 27 &15	2nd mining (de-pillaring)	2nd mining is limited to a maximum overburden depth of 500m. 2nd mining recovery is excluded from all mains. ARMPS pillar stability factors greater than 1.5 were maintained. Typical overall reserve recovery from conceptual production panels is 74% of in-situ.
Seam 14	2nd mining (de-pillaring)	2nd mining recovery in Seam 14 is reduced due to projected mining of Seam 15 and anticipated mining interactions with the moderate interburden thickness range of 26m to 40m between these coal seams . Typical overall reserve recovery from conceptual production panels is 68% of in-situ.
All UG Seams/Blocks	Barriers	Barriers between production panels were sized using ARMPS stability factors in excess of 1.5 and overburden depth.
All UG Seams/Blocks	Dilution	Assumed that 10cm total roof/floor rock dilution with specific gravity of 2.5 is added to all coal mined, resulting in increased ROM coal product tonnage and ash content.
All UG Seams/Blocks	Plant efficiency and yield	Plant yields are based on either 90% plant efficiency applied to theoretical yields or simulated wash plant results for each individual coal seam ROM tonnage for each coal seam resulting in a range of overall plant recoveries from 45% to 74%.

TABLE 15.9 RECOVERABLE RESERVES SUMMARY BY SEAM / MINEABLE BLOCK

Seam/Block	ROM Coal		Saleable
	(Kt)	Ash (%)	Hard Coking Coal (Kt)
40	8,263	22.7	3,761
31	5,798	33.0	3,573
27	7,201	30.3	4,397
15	22,561	18.3	16,680
14	7,664	25.8	4,517
Total/Avg.	51,486	23.4	32,929

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16	MINING METHODS

16.1	SURFACE MINING

Surface mining will be either by area mining or contour mining whereby working benches are developed for either underground mining face-ups or highwall mining. The two area mines, that will be mined are North Area and Central Area (Figure 16.1.1). ROM production from the Northern Surface Mine, including highwall mining, ranges from 1.1Mtpa to 1.8Mtpa and averages 1.4Mtpa over the mine life. The ROM strip ratio averages 12 to 1. ROM production from the Central Surface Mine, including highwall mining, ranges from 1.4Mtpa to 3.8 Mtpa and averages 2.3Mtpa over the LOM. The ROM strip ratio averages 7 to 1.

Figure 16.1.1 is an over view of the surface mining operations showing the maximum foot print of the North and Central Area mines and the respective contour mining areas.

The first priority was to develop contour mining face-ups for underground mines. The first underground portal to be developed is in Seam 15, followed by Seam 14 (2016 and 2018 respectively). In later years (commencing 2025) Seams 31, 27and 40 are mined to the south of Seams 15 and 14. This progression is generally from the stratigraphically lower to higher seams.

The development of contour mining operations generally also follows this pattern, although it should be recognized that future detailed mine studies will see the specific order of development and mining optimized to ensure appropriate product coal blends, and that waste and coal road access and waste disposal sites do not conflict with maximum seam recovery and the safety of the operations.

The sequence of area mining is from the stratigraphically highest seam to lower seams. Initially, only Seam 31 is mined in the North Area mine and in the Central Area mine only Seam 63 is mined. As the mine areas are opened up, there will be sufficient room to simultaneously excavate down to lower seams so that multiple coal and waste faces may be advanced in benches.. This will be necessary to ensure there is adequate coal release and there are several seams available for blending and to ensure consistent product quality. Figures 16.1.2 through 16.1.6 are cross sections through the surface mining areas that further demonstrate the concept of the operation.

Figure 16.1.1 also shows the out-of-pit waste disposal sites that have been identified. An analysis was completed to confirm that there would be adequate space to place all waste excavated from the area mines into the mined out areas, but initial waste material will need to be transported to external dumps as it will be several years before sufficient backfilling space is available behind coal removal. A central external dump area has been identified for use during this period. This same external dump will be used for initial placement of waste generated from development of the contour mining operations. As surface mining on each contour bench progresses and after subsequent highwall mining occurs, waste will then be backfilled on contour benches. Consequently there will be a need for off-bench waste transport on every contour mining bench that is developed until sufficient backfill space is created. Some of this material may be transported to a completed contour bench at a lower seam elevation and some will need to be hauled to the Central Area external dump.

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A common set of mobile mining equipment will be used for all surface mining to ensure maximum flexibility and optimal sequencing. A summary is provided in Table 16.1.

TABLE 16.1 SURFACE MINE EQUIPMENT FLEET

System	Class Equipment	Number of Units (Initially)
Waste Removal	29m3 hydraulic excavator	4
	172t capacity end-dump trucks	16
Coal Mining	23m3 rubber tired loader	2
	90t capacity end-dump trucks	9

These prime movers are divided into two fleets and scheduled separately, one fleet assigned to the North Area mine and the other fleet assigned to the Central Area mine. The operating schedule for surface operations was established by estimating the waste material output of each hydraulic excavator (6.7M bcm/yr operating on two 10-hour shifts, seven days per week). One excavator in each fleet is assigned full time to the area mine. The other excavator is assigned to the contour operations, but only to the extent needed to adequately stay ahead of the highwall miner (see Section 16.2) .. In most years, the second excavator has excess capacity. This excess capacity is assigned to the area mine. The amount of coal produced in a given year was determined by coal release as a function of waste removal.

The waste volumes were calculated using the same digital model as was used for the in-situ coal tonnages. The in-situ waste volumes were adjusted to include the 15m width of coal along the outcrops removed from the contour mining benches, the 10% coal lost during surface mining operations, and an additional 15% allowance for miscellaneous rehandle, pit design and access, and modeling errors.

Surface mining endures for the 20 year period of mine life. Table 16.2 provides the annual waste volumes and coal tonnages by year from the North and Central Areas.

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TABLE 16.2 SURFACE MINING SCHEDULE

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
North Area Operations
Waste Moved (KBCM)	1,335	3,015	10,050	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	255,600
ROM Coal (KT)	0	745	1,244	1,318	697	669	645	1,199	1,566	1,165	1,240	1,173	890	1,110	1,014	1,014	1,014	1,014	1,014	1,229	1,479	21,440
Clean Coal Saleable (KT)	0	513	914	944	440	416	406	820	1,002	718	771	802	603	777	708	708	708	708	708	891	1,071	14,628
Waste/ROM Tonnes Strip Ratio		4.0	8.1	10.2	19.2	20.0	20.8	11.2	8.6	11.5	10.8	11.4	15.1	12.1	13.2	13.2	13.2	13.2	13.2	10.9	9.1	11.9
Waste/Clean Tonnes Ratio		5.9	11.0	14.2	30.5	32.2	33.0	16.3	13.4	18.7	17.4	16.7	22.2	17.2	18.9	18.9	18.9	18.9	18.9	15.0	12.5	17.5
Central Area Operations
Waste Moved (KBCM)	1,335	3,015	10,050	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	13,400	6,700	6,700	1,495	230,295
ROM Coal (KT)	0	413	1,013	952	823	823	1,949	2,374	2,215	1,919	1,486	1,548	2,548	2,700	2,756	3,376	2,920	2,228	1,054	1,165	277	34,541
Clean Coal Saleable (KT)	0	273	729	672	555	555	1,235	1,453	1,318	1,139	907	1,009	1,889	2,007	2,149	2,819	2,257	1,377	675	714	168	23,899
Waste/ROM Tonnes Ratio		7.3	9.9	14.1	16.3	16.3	6.9	5.6	6.0	7.0	9.0	8.7	5.3	5.0	4.9	4.0	4.6	6.0	6.4	5.8	5.4	6.7
Waste/Clean Tonnes Ratio		11.0	13.8	20.0	24.1	24.1	10.9	9.2	10.2	11.8	14.8	13.3	7.1	6.7	6.2	4.8	5.9	9.7	9.9	9.4	8.9	9.6
Total Surface Operations
Waste Moved (KBCM)	2,670	6,030	20,100	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	26,800	20,100	20,100	14,895	485,895
ROM Coal (KT)	0	1,158	2,257	2,271	1,520	1,492	2,594	3,574	3,781	3,084	2,726	2,721	3,438	3,810	3,769	4,390	3,934	3,242	2,068	2,394	1,757	55,981
Clean Coal Saleable (KT)	0	786	1,642	1,616	995	971	1,641	2,273	2,320	1,857	1,679	1,810	2,492	2,784	2,857	3,527	2,965	2,085	1,383	1,605	1,239	38,527
Waste/ROM Tonnes Ratio		5.2	8.9	11.8	17.6	18.0	10.3	7.5	7.1	8.7	9.8	9.8	7.8	7.0	7.1	6.1	6.8	8.3	9.7	8.4	8.5	8.7
Waste/Clean Tonnes Ratio		7.7	12.2	16.6	26.9	27.6	16.3	11.8	11.5	14.4	16.0	14.8	10.8	9.6	9.4	7.6	9.0	12.9	14.5	12.5	12.0	12.6

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16.2	HIGHWALL MINING

Highwall mining is not commonly applied in Canada but is extensively used in the United States to recover coal that is too deep to be economically mined by standard surface mining and may not be accessed by underground mining. In many cases the unit operating cost of highwall mining is much lower than either underground mining or surface mining, but this is offset by lower coal recoveries.

Highwall mining is particularly cost effective where high strip ratio coal remnants, for example in small fault blocks or near unmineable features, would not be mineable with underground methods due to high initial development costs associated with underground mining. This method also leaves a much smaller environmental foot print than surface mining, as the only surface disturbance required is an excavated contour bench along the outcrop. The highwall is operated from a bench created by contour mining. The highwall miner is in effect a continuous miner similar to that used in underground mining, except it is operated from the surface. A miner head is extended to a maximum distance of 300m into the coal seam from the contour bench where the equipment operates from. No personnel need go underground, but sufficient coal must be left in webs (pillars) between each “drive” of the miner head to ensure adequate roof support. Photos 16.1.7 and 16.1.8 demonstrate highwall mining systems.

PHOTO 16.1.7 EXAMPLE OF HIGHWALL MINING SYSTEM OPERATING FROM SURFACE

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PHOTO 16.1.8 HIGHWALL MINING MACHINE

Because the ground must be self-supporting, performing adequate geotechnical studies for highwall mining is critical. Observations of waste intervals between the coal seams at outcrops on this property indicate characteristics of reasonable roof conditions at many locations. These preliminary observations do not replace the need for the completion of rigorous geotechnical studies oriented toward the use of this type of mining method to confirm the viability of application at this property.

The plan provides for two highwall mining systems, one in the North Area and the second in the Central Area. As discussed in the section on surface mining, the surface mining sequence and schedule is established by the need to maintain sufficient development of contour benches ahead of the highwall miner. The sequencing allows for the development of contour benches starting from lower seams and then subsequently developing higher seams. However, detailed studies will most likely show that this sequence will need to be optimized to maximize coal recovery and maintain the safety of the overall operation. Figure 16.2.1 is a plan view showing the “shadow” of the areas planned for highwall mining.

Table 16.3 shows the mining schedule for highwall mining in the North and Central Areas. Each highwall mining unit is rated at 450,000tpa ROM.

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16.3	UNDERGROUND MINING

Underground mining methods will be used to recover coal from Seams 40, 31, 27, 15 and 14. Mining in areas where seam gradients exceed 14° were avoided for the most part with the exception of Seam 41 where the southern portion of the mineable block requires mining in gradients up to 16°.

Conceptual mine plans for each mineable block were predicated upon the use of typical North American continuous mining mechanized equipment. Generally, and where possible, the main line (mains) developments were typically aligned parallel to the dip of the seam and panels along the strike of the seam to mitigate the impacts of seam gradient on mining productivity. A minimum mining height of 1.2m is maintained in all conceptual mine plans and in localized areas where seam thickness is less than 1.2m roof and/or floor material is mined to maintain mining height. Mined rock is included in ROM tonnage and ash projections. Figures 16.3.1 through 16.3.5 illustrate conceptual mine plans for each seam along with the projected seam thicknesses and seam dip. Table 16.4 provides a summary of selected mining statistics for each conceptual mine plan.

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TABLE 16.3 HIGHWALL MINING SCHEDULE

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
North Area Operations
ROM Coal (Kt)			450	450	450	450	450	450	450	450	450	450	450	387	0	0	0	0	0	0	0	5,337
Clean Coal (Kt)			253	235	261	244	228	238	256	248	129	83	203	190	0	0	0	0	0	0	0	2,568
Central Area Operations
ROM Coal (Kt)			450	450	450	450	450	450	450	450	450	450	450	450	450	450	450	450	450	450	450	8,550
Clean Coal (Kt)			223	241	243	260	257	257	241	218	218	206	206	225	239	239	238	234	234	219	200	4,396
Total
ROM Coal (Kt)			900	900	900	900	900	900	900	900	900	900	900	837	450	450	450	450	450	450	450	13,887
Clean Coal (Kt)			476	476	503	503	484	495	497	466	347	290	410	415	239	239	238	234	234	219	200	6,964

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TABLE 16.4 CONCEPTUAL MINE PLAN STATISTICS

Seam/Block	Average Mine Plan Dip (degrees)	Average Mining Height (m)	Coal Minimum Thickness (m)	Coal Maximum Thickness (m)	ROM* (Kt)	ROM* Ash (%)	Mine Plan Recovery (ROM** / In-Place Coal, %)
40	12	1.46	1.08	2.50	8,300	22.8	53%
31	7	1.83	1.14	2.50	5,800	33.0	57%
27	6	2.36	1.19	3.31	7,200	30.3	56%
15	8	2.10	1.00	3.52	22,600	18.3	49%
14	9	2.02	1.00	3.12	7,700	25.8	44%
Totals/Avg.	8	1.99	1.00	3.52	51,500	23.4	51%

*Includes Out-of-Seam Dilution (OSD)
**Excludes OSD

Conceptual mine plan pillar stability design was conducted using an industry standard program developed by the National Institute for Occupational Safety and Health (NIOSH) in the United States and has been successfully utilized for pillar design in Canadian coal mines as well. The stability program Analysis of Retreat Mining Pillar Stability (ARMPS) calculates stability factors based on estimates of the loads applied to, and the load bearing capacities of, pillars during the development and retreat mining operations. The ARMPS program has been developed using approximately 150 actual US mine case histories and is used as a basis for initial feasibility reviews where no previous mining history is available. This analysis program is a single seam analysis package and helpful in determining pillar size requirements based on depth, mining height, mine opening dimensions, pillar width, and pillar length.

US researchers have found that Uniaxial Compressive Strength (UCS) of coal specimens was of little value in predicting the strength of coal pillars as laboratory tests do not measure the geologic features (like bedding planes, joints and rock partings). The ARMPS program uses a default coal strength of 131kPa (900psi) determined from historical analysis throughout US coal mines. Table 16.5 provides a summary of ARMPS pillar and barrier stability factors for various mains configuration panel configurations applicable to the conceptual mine plans for each seam. These preliminary pillar designs and associated conceptual mine plans do not replace the requirement for the completion of rigorous geotechnical studies. Additional studies are in progress which will provide the appropriate basis to develop mine plans beyond the conceptual level.

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TABLE 16.5 ARMPS PILLAR AND BARRIER STABILITY ANALYSIS APPLICABLE TO CONCEPTUAL MINE PLANS FOR CARBON CREEK MINEABLE BLOCKS

		Pillar Location Conditions						Development Analysis			Retreat (Depillaring) Analysis
Block	Development Type	Seam Thickness (m)	Overburden Depth (m)	No. of Entries	Centers		AMZ Width (m)	Entry Height (m)	Entry Width (m)	Dvlpmnt Pillar (SF)	Extent of Active Gob (m)	Extent of Adjacent Gob(m)	Barrier Pillar Width (m)	Retreat (Depillar) Pillar (SF)	Dvlpmnt 1st Barrier Pillar (SF)	Retreat 1st Side Barrier Pillar (SF)
					Entry (m)	Crosscut (m)
Blocks 40, 31 & 27	Mains/Panels	1.5	100	5	18.3	18.3	28	1.5	6.0	3.8	100	500	22.9	2.6	11.6	11.5
	Mains/Panels	2.0	100	5	18.3	18.3	28	2.0	6.0	3.0	100	500	22.9	2.1	8.9	8.8
	Mains/Panels	2.5	100	5	18.3	18.3	28	2.5	6.0	2.6	100	500	22.9	1.8	7.3	7.24
	Mains/Panels	1.0	200	5	24.4	24.4	39	1.5	6.0	4.1	100	500	27.4	2.8	4.9	4.5
	Mains/Panels	2.0	200	5	24.4	24.4	39	2.0	6.0	3.2	100	500	27.4	2.2	3.7	3.5
	Mains/Panels	2.5	200	5	24.4	24.4	39	2.5	6.0	2.6	100	500	27.4	1.8	3.0	2.8
	Mains/Panels	3.0	200	5	24.4	24.4	39	3.0	6.0	2.3	100	500	27.4	1.5	2.6	2.3
	Mains/Panels	1.5	300	5	24.4	30.5	48	1.5	6.0	3.2	100	500	27.4	2.3	2.6	2.3
	Mains/Panels	2.0	300	5	24.4	30.5	48	2.0	6.0	2.7	100	500	30.5	1.9	2.3	2.0
	Mains/Panels	2.5	300	5	24.4	30.5	48	2.5	6.0	2.3	100	500	30.5	1.6	1.9	1.6
	Mains/Panels	1.5	400	5	27.4	30.5	55	1.5	6.0	3.0	100	500	30.5	2.1	1.9	1.6
	Mains/Panels	2.0	400	5	27.4	36.6	55	2.0	6.0	2.7	100	500	36.6	1.9	1.9	1.7
Block 15	Mains	3.0	100	5	18.3	18.3	28	3.0	5.5	2.59	100	500	36.6	1.8	11.1	11.1
	Mains	3.0	200	5	21.3	21.3	39	3.0	5.5	2.15	100	500	36.6	1.6	3.8	3.6
	Mains	2.5	300	5	24.4	24.5	48	2.5	5.5	2.27	100	500	48.8	1.7	3.7	3.5
	Mains	2.5	400	5	27.4	30.5	55	2.5	5.5	2.4	100	500	61.0	1.7	3.3	3.1
	Mains	2.5	500	5	30.5	30.5	62	2.5	5.5	2.21	100	500	67.0	1.6	2.7	2.5
	Mains	3.0	600	5	33.5	42.7	68	3.0	5.5	2.2	100	500	85.3	1.6	2.4	2.3
	Mains	3.0	600	7	36.6	48.8	68	3.0	5.5	2.05	100	500	85.3	1.4	2.4	2.3
	Mains	2.5	500	7	33.5	42.7	62	2.5	5.5	2.44	100	500	85.3	1.7	3.8	3.6
	Panels	3.0	100	7	18.3	18.3	28	3.0	6.0	2.28	100	500	22.9	1.5	6.2	6.2
	Panels	3.0	200	7	27.4	30.5	39	3.0	6.0	2.44	100	500	24.5	1.5	2.7	2.4
	Panels	2.5	300	7	27.4	33.5	48	2.5	6.0	2.36	100	500	30.5	1.5	1.9	1.6
	Panels	2.5	400	7	30.5	42.7	55	2.5	6.0	2.37	100	500	39.6	1.5	1.7	1.5
	Panels	2.5	500	7	32.0	48.8	62	2.5	6.0	2.27	100	500	51.4	1.5	1.8	1.6
	Panels	3.0	600	7	45.7	48.8	68	3.0	5.5	2.22	100	500	68.0	1.5	1.8	1.6
Block 14	Mains	2.5	100	5	18.3	18.29	28	2.5	5.5	3.0	100	500	36.6	2.0	13.1	13.0
	Mains	2.5	200	5	21.3	21.34	39	2.5	5.5	2.5	100	500	36.6	1.7	4.5	4.2
	Mains	2.5	300	5	24.4	24.38	48	2.5	5.5	2.3	100	500	48.8	1.6	3.7	3.5
	Mains	2.5	400	5	27.4	27.43	55	2.5	5.5	2.2	100	500	61.0	1.6	3.3	3.1
	Mains	2.5	400	7	30.5	33.53	55	2.5	5.5	2.3	100	500	65.0	1.5	3.6	3.4
	Mains	2.5	300	7	24.4	30.48	62	2.5	5.5	2.4	100	500	65.0	1.5	5.6	5.3
	Panels	2.5	100	7	18.3	18.29	28	2.5	6.0	2.6	100	500	22.9	1.7	7.3	7.2
	Panels	2.5	200	7	24.4	27.43	39	2.5	6.0	2.4	100	500	30.5	1.5	4.1	4.1
	Panels	2.5	300	7	27.4	33.53	48	2.5	6.0	2.4	100	500	30.5	1.5	1.9	1.6
	Panels	2.5	400	7	33.5	45.72	55	2.5	6.0	2.6	100	500	39.6	1.7	1.8	1.5

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Figures 16.3.6 through 16.3.10 show conceptual mine plans and overburden depth contours for each mineable block. Table 16.6 presents a breakdown of the projected ROM tonnage and overburden depth by mineable block. The only mineable block containing reserves at overburden depths in excess of 500m is Block 15. Block 15 reserves in excess of 500m overburden depth account for approximately 4% of the recoverable reserves contained in Block 15. For all mineable blocks, approximately 93% of the projected ROM production tonnage is contained in areas with overburden depths less than 400m.

TABLE 16.6 CONCEPTUAL MINE PLAN OVERBURDEN DEPTH BREAKDOWN BY BLOCK AND ROM TONNAGE

		Depth of Cover (m)
Mineable Block		50 - 100	100 - 200	200 - 300	300 - 400	400 - 500	500 - 600	600 - 630	Total
40	ROM (Kt)	1,066	5,859	1,110	228	-	-	-	8,263
	%	12.9%	70.9%	13.4%	2.8%	-	-	-	100%
31	ROM (Kt)	473	3,418	1,819	88	-	-	-	5,798
	%	8.2%	59.0%	31.4%	1.5%	-	-	-	100%
27	ROM (Kt)	1,133	2,821	2,881	366	-	-	-	7,201
	%	15.7%	39. 2%	40.0%	5.1%	-	-	-	100%
15	ROM (Kt)	507	3,483	7,349	7,947	2,312	836	127	22,561
	%	2.3%	15.4%	32.6%	35.2%	10.3%	3.7%	0.6%	100%
14	ROM (Kt)	73	2,786	2,777	2,021	8	-	-	7,664
	%	0.95%	36.35%	36.23%	26.37%	0.10%	-	-	100%
Total	ROM (Kt)	3,251	18,367	15,936	10,649	2,320	836	127	51,486
	%	6.3%	35.7%	31.0%	20.7%	4.5%	1.6%	0.3%	100%

Mining of the underground coal reserves is planned using typical North American continuous mining equipment (namely continuous miner, shuttle cars/coal haulers, roof bolter, feeder breaker, auxiliary ventilation fans and diesel scoop) which will be used to develop main entries and production panels. The method of advance for these developments is called “place-changing”. This refers to the fact that in a sequential order a continuous miner cuts an entry for a typical depth of 6.1m to 12.3m after which it moves to another development entry. A roof bolter then is moved into the unsupported area and installs necessary roof support devices. Once the entry is supported, a scoop cleans the bolted face, re-establishes ventilation. This mining cycle is continually repeated during the development of mains and production panels.

Once development of a production panel is completed, pillar extraction (commonly referred to as 2nd mining or de-pillaring) is planned be conducted using mobile roof supports (MRS). MRS units are cat mounted electro-hydraulic roof supports which allow for a systematic process of pillar extraction. Figure 16.3.11 illustrates the basic components of a MRS. MRS are deployed as a set of four units and Figure 16.3.12 shows a typical MRS pillar extraction sequence.

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FIGURE 16.3.11 MRS BASIC COMPONENTS

Source: Syd S. Peng, Coal Mine Ground Control, Third Edition

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FIGURE 16.3.12 TYPICAL MRS PILLAR EXTRACTION SEQUENCE

Source: Syd S. Peng, Coal Mine Ground Control, 2009

In order to accommodate mining of coal ranging in thickness from 1.2m to 3.5m, it is budgeted to purchase several sets of continuous mining equipment which will accommodate mining at the higher and lower coal thickness ranges projected to be mined that may be changed-out as required. In areas with coal thickness less than 1.4m, MRS pillar extraction may be impractical, requiring the use of traditional pillar extraction support practices.

Mining productivity for each mineable block was estimated based upon historical production levels for mines operating in similar conditions. Productivity estimates applied to the mineable blocks considered coal seam thickness, coal seam gradient, development mining, second mining, and multiple seam mining interactions. Table 16.7 presents the average annual productivities applied to each mineable block per operating continuous mining unit. At this stage of the project planning process, productivity rates for Seam 40 may be overstated due to the 12° average seam dip in combination with the low seam height for which there is few actual operational case histories available from which to estimate productivity. For the feasibility stage of this project, a more rigorous process for establishing productivities will be applied.

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TABLE 16.7 CONCEPTUAL MINE PLAN PRODUCTION RATES

Seam/Mineable Block	Average Annual Production Rate per CM Unit (ROM Tonnes)
40	365,000
31	500,000
27	590,000
15	570,000
14	520,000

The first set of portals to be developed is for Seam 15 and the second set of portals to be developed is for access to Seam 14 which located between 26m to 40m beneath Seam 15 (see Figure 15.2.1) . Underground production begins with one continuous mining unit in Year 2 and ramps up to six continuous mining units by Year 5. As mining reserves in Seam 15 and Seam 14 are depleted beginning in Year 11, continuous mining units are relocated south to the three sets of portals for Seams 31, 27 and 40.

Provisions for reduced productivity due to the initial low experience levels of the underground mine workforce has been included in the project economics. ROM production, subsequent to a three year ramp up, ranges between 2.6Mtpa to 3.3Mtpa and averages 3.0Mtpa. Clean coal saleable product from the underground mining operations is expected to be hard coking coal and is projected to range from 1.6Mtpa to 2.1Mtpa with an average saleable production rate of 1.9Mtpa. Underground mining production is continuously projected for a period of 19 years. Table 16.8 shows the projected annual underground mine production for the LOM plan.

In this study, underground mining methods were limited to the consideration of continuous miners operating in a room and pillar mine, followed by pillar extraction. Longwall mining was not considered at this stage of the project due to the lack of detailed structural geological information presently available. Application of longwall mining will potentially increase coal recovery, increase annual underground production rates, and decrease production costs. The feasibility of longwall mining will be evaluated in future studies.

Design of mine ventilation systems have not been completed at this stage of the project but will be completed in future studies once information becomes available from methane desorption studies which are currently in progress. However, capital and operating costs for mine ventilation systems consistent with the presented conceptual mine plans and low methane emission mining conditions have been assumed for this study.

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16-13

Detailed designs for underground mine ROM coal conveyance systems have not been completed at this stage of the project given the conceptual nature of the mine plans, however capital and operation costs consistent with these mine plans and productivity rates have been included in the mine economics. The assumption for panel belt is that they have a width of 0.9m and operate at speed velocity of 3m/s to 3.6 m/s by utilizing standard industry variable frequency drive controls such that the maximum design capacity would range between 900tph to 1,100tph. Mainline belts on which the panel belts discharge have a width of 1.2m and a variable operating velocity of 3m/s to 3.6 m/s such that the maximum design capacity of the system would range between 1,850tph to 2,180tph. Feeder breaker loading rates must be appropriately limited depending upon the number of continuous miner units in operation to prevent overcapacity spikes on the mainline conveyor system for any of the projected mine plans.

Detailed designs for underground water supply systems and mine dewatering have not been completed at this stage of project development, however capital costs consistent with the conceptual mine plans contained in this study have been included in this study. Such capital costs include the purchase and installation of typical water supply infrastructure (tanks, sumps, pumps, electrical, controls and piping). Future studies will focus on the prediction of water inflows into the mine that would be experienced during development and as a result of depillaring. This information will be utilized for the design of appropriate mine dewatering systems for each mine.

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TABLE 16.8 UNDERGROUND MINING SCHEDULE

Seam/ Mineable Block	Production Type	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
40	ROM Coal (Kt)	--	--	--	--	--	--	--	--	--	--	--	--	310	562	1,095	1,095	1,095	1,095	1,095	1,095	820	8,262
	Saleable Coal (Kt)	--	--	--	--	--	--	--	--	--	--	--	--	141	256	498	498	498	498	498	498	373	3,758
31	ROM Coal (KT)	--	--	--	--	--	--	--	--	--	--	--	425	750	1,000	1,000	1,000	1,000	623	--	--	--	5,798
	Saleable Coal (Kt)	--	--	--	--	--	--	--	--	--	--	--	262	462	616	616	616	616	384	--	--	--	3,572
27	ROM Coal (Kt)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	502	590	1,186	1,770	1,770	1,383	7,201
	Saleable Coal (Kt)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	306	360	724	1,081	1,081	845	4,397
15	ROM Coal (Kt)	--	--	388	1,425	1,995	2,109	2,223	2,280	2,280	2,280	2,280	2,280	1,425	1,026	570	--	--	--	--	--	--	22,561
	Saleable Coal (Kt)	--	--	287	1,054	1,475	1,559	1,644	1,686	1,686	1,686	1,686	1,686	1,054	759	421	--	--	--	--	--	--	16,683
14	ROM Coal (Kt)	--	--	--	--	354	884	936	988	1,040	1,040	1,040	520	520	343	--	--	--	--	--	--	--	7,665
	Saleable Coal (Kt)	--	--	--	--	208	521	552	582	613	613	613	306	306	202	--	--	--	--	--	--	--	4,516
Combined UG	ROM Coal (Kt)	--	--	388	1,425	2,349	2,993	3,159	3,268	3,320	3,320	3,320	3,225	3,005	2,931	2,665	2,597	2,685	2,904	2,865	2,865	2,203	51,487
	Saleable Coal (Kt)	--	--	287	1,054	1,683	2,080	2,196	2,268	2,299	2,299	2,299	2,254	1,963	1,833	1,535	1,420	1,474	1,606	1,579	1,579	1,218	32,926

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17	RECOVERY METHODS

Recovery methods include the ROM coal transportation and handling, coal processing plant, clean coal handling and refuse handling systems. A flow diagram of the Coal Handling and Preparation Plant (CHPP) is shown in Figure 17.1. Not included in Norwest’s scope of work is the barge loading and off loading facilities, as well as, the operating costs for the barge transportation system. The client does provide a study of the product coal transportation options which is included in section 18 of the report.

17.1	PLANT LOCATION

The CHPP for Carbon Creek are located in the northern part of the property on the Carbon Inlet of Williston Lake. Figure 17.2 shows an overall view of the site. Figure 17.3 shows the CHPP & infrastructure support facilities in closer detail. The approximate latitude and longitude of the main mine site facilities location is 55°59’55” N, 122°42’33” W.

17.2	ROM HANDLING

A 1250tph (as-received) feed rate to the CPP is the design capacity used to size the equipment required to process the estimated annual maximum 7.7Mt of mined coal. It is expected that the maximum clean coal annual production will be nearly 5.5Mt. Although the capacities and equipment sizing is based on the above stated ROM and clean coal production rates the annual maximum production will be reduced and spread out over the life of the mine to achieve consistent annual production. The CPP is expected to operate 24 hours per day for 7 days a week. It is planned that the total annual coal-on operating hours of the CPP is 6000 hours with an overall utilization of 68%. Reference Figures 17.4 to 17.8 for the following discussion.

17.2.1	Surface Mine ROM Handling

The surface mine ROM handling battery limit begins with the truck dump. It is expected that the mine operations will deliver the ROM coal using end dump haul trucks with a payload capacity of approximately 90t. The truck dump will consist of a 300t receiving hopper equipped with a 300mm X 300mm protection grizzly, an apron feeder to pull the material from the hopper and the support structure. The apron feeder will transfer the ROM coal to a conveyor that will deliver the material for primary sizing with a top size of 300mm. ROM hard coking coal, semi-soft coking coal and thermal PCI coal is batch processed separately in the CPP. Consequently three open ROM stockpiles will be established at the tip area to accommodate hard coking coal, semi-soft coking coal and thermal PCI coal. ROM coal from the stockpiles will be loaded into the truck dump hopper using a front end loader. A wind fence will be placed along the south, southeast, and east sides of the stockpile area to protect the open stockpiles from wind. Weather data provided by the client indicates the prevailing wind for the site is from the south/southeast.

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Primary sizing of the surface mined coal will be completed by a rotary breaker. Screen openings in the screen plates will be 150mm which will be the top size delivered to the CPP.

Prior to the ROM coal entering the rotary breaker the coal will pass over an inclined vibrating screen. The purpose of the scalping screen is to remove the minus 150mm ROM coal from entering the rotary breaker. Rotary breaker sized coal, typically referred to as raw coal, will be combined with the bypass coal and transferred via conveyor for stockpiling. Between 2 and 4% of the ROM feed is discarded by the rotary breaker. Most of the discarded material will be rock. Discard material is dumped into a pocket off the side of the breaker and hauled to the waste dumps. Photo 17.1 shows a typical rotary breaker installation with an inclined vibrating screen.

PHOTO 17.1 TYPICAL ROTARY BREAKER WITH SCALPING SCREEN INSTALLATION11

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11 Photo taken at Peace River Coal Trend Mine, British Columbia, Canada.

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17.2.2	Underground Mine ROM Handling

ROM handling of the underground mined coal is similar for each mine block. The battery limit for the ROM material begins at the discharge end of each underground ROM conveyor. Underground mining operations begin with Block 15 in the northern region of the property. As the mined material exits the portal on the ROM conveyor it leaves the conveyor at a transfer/bypass station. During mine development periods the material is bypassed to a development rock conveyor where the material is discarded to the ground and hauled to a disposal site. Mined coal, during mine production periods, passes through to a static oversize protection grizzly and the top sized ROM coal flows to a conveyor that feeds into a 2000t surge bin. The oversized ROM material that does not pass through the static grizzly is discarded to the ground and transported to a designated disposal site. Blocks 14 & 15 will feed a common surge bin located near the mine block portals. The surge bin will provide a constant and continuous flow of material for primary sizing. Primary sizing is completed using a rotary breaker located near the surge bin.

The sized raw coal is conveyed to an overland conveyor. The overland conveyor will transport raw coal from Blocks 14 & 15 and deliver it to the CHPP site for stockpiling. The overland conveyor is 2.5km long. At the CHPP raw coal is transferred to a stockpile feed conveyor.

The ROM coal for Blocks 31 & 40 is handled similarly to Blocks 14 & 15 utilizing a common 2000t surge bin. The surge bin is placed nearer to Block 31. This location for the surge bin will require 1.9km of overland conveyors from Block 40 with one transfer station. Block 27 ROM material is handled like the other underground mine blocks with exception to the 2000t surge bin being placed directly after the oversize protection grizzly. The primary sizing station is a rotary breaker located directly after the point of intersection for Blocks 27, 31 & 40 transfer conveyors. It will take a 1.1km conveyor from the Block 31 & 40 surge bin and a 0.9km conveyor from Block 27 to deliver the ROM coal to an intersecting point prior to the rotary breaker.

The rotary breaker product conveyor will transfer the raw coal to a 0.6km overland conveyor used to deliver the raw coal to the CHPP facilities. At the CHPP facilities, the overland conveyor will deliver the raw coal to a transfer point that will divert the material to the correct stockpile. The overland conveyor will need to span the Seven Mile Creek drainage that is approximately 370m wide.

17.3	RAW COAL STOCKPILES AT CHPP SITE

Each coal type will be batch processed separately through the CPP plant. Consequently separate raw coal stockpiles are required for the hard coking, semi-soft and thermal mined coal. Each stockpile has a storage capacity of seven days at full production. With a 1250tph (as -received) feed rate into the plant and the plant operating 24/7 the total storage volume required is approximately 250,000t. The breakdown of the storage volume for each type of coal is determined by finding its maximum percentage of product mix in a given year. For example, in 2024 hard coking coal is 72% of total coal sales for that year. The estimated percentage and storage volume required for each type of coal is shown in Table 17.1.

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TABLE 17.1 RAW COAL STORAGE CAPACITY

Coal Type	Estimated Percentage of Maximum Annual Coal Sales by Coal Type	Raw Coal Stockpile Storage Capacity
Hard Coking Coal	72.0%	180,000 tonnes
Semi-Soft Coal	56.0%	140,000 tonnes
Thermal Coal	10.0%[12]	25,000 tonnes

To prevent fugitive dust emissions each stockpile will be covered. Dome Technology’s insulated concrete thin shell storage domes are a cost effective solution. Photo 17.2 shows a multiple concrete storage dome arrangement. A few of the advantages to concrete storage domes are:

  Relatively simple foundations

  Protect the stockpile in the worst weather conditions

  Strong enough to pile material against the walls which decreases the footprint

  Capable of supporting conveyor head frame loads and snow loads

  Fire resistant

  Long lasting.

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12 Thermal coal sales in the first two years are greater than 10% at approximately 20% & 14%, respectively. During the remaining LOM the maximum coal sales percentage drops just below 10% for the remaining LOM. The first two years are excluded from the calculation of the expected percentage of maximum annual coal sales for thermal coal to maintain a thermal coal storage capacity at a reasonable volume for the entire LOM.

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PHOTO 17.2 DOME TECHNOLOGY INSULATED THIN SHELL CONCRETE STORAGE DOMES

To keep the domes at a reasonable overall height and allow for an efficient reclaim system the storage volumes are kept under 100,000 tonnes. Therefore, the raw hard coking coal will use two 90,000t storage domes and the raw semi-soft coal will use two 70,000t storage domes. The raw thermal coal storage dome will require only one dome to store the 25,000t of storage required.

The reclaim system for the domes will consist of drawdown hoppers, reclaim tunnels and collection conveyors. The raw hard coking coal and raw semi-soft coal storage domes will require two reclaim tunnels for each dome to achieve a projected 85% live storage capacity. This is accomplished using a dome and cylinder configuration for the domes. In other words, the lower wall section of the dome will be vertical. Only a 5% increase in live capacity can be achieved by adding a third tunnel to each dome. Therefore, adding the third tunnel is not cost effective for increasing the live storage capacity. The raw thermal coal storage dome will require only one reclaim tunnel to achieve a projected 81% live storage capacity. Adding a second tunnel to the raw thermal coal storage dome is not cost effective for the small amount of live capacity increase. Each dome is equipped with entries to allow access for a dozer or front end loader to complete a final cleanup of the remaining material in the dome when necessary.

Raw coal will be reclaimed from each dome and transferred by a reclaim conveyor to a collection conveyor between the domes. The collection conveyors will convey the raw coal to a central collection conveyor. The central collection conveyor is sized for a 1350tph feed rate for the CPP plant feed. The central collection conveyor will convey the raw coal to an intricate transfer station where the raw coal is transferred to the plant feed conveyor, or, to one of two transfer conveyors in the unlikely event that emergency stockpiling is required.

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Emergency stockpiling of the raw coal is accomplished using two radial stackers. One radial stacker will be dedicated for emergency stockpiling of the raw hard coking coal. The second radial stacker is used for emergency stockpiling both the raw semi-soft coal and the raw thermal coal. The reclaim systems for each of the emergency raw coal stockpiles is a load pocket or dozer push pocket equipped with flat back reclaim feeders to transfer the raw coal back onto the plant feed conveying system.

17.4	COAL PROCESSING/RECOVERY

Multiple seams will be washed to meet individual product specifications and therefore the CPP design must have this flexibility. A process flowsheet was developed to:

Handle up to 1,200tph (ad) for 6,000 “coal-on” hours/year due to inevitable variability in mining operations
Reduce surface moisture sufficiently to avoid installing a thermal dryer
Achieve product specifications.

Control of surface moisture content will need to be a prime consideration since the use of a thermal dryer is prohibitively expensive to install and operate. Therefore, emphasis must be placed on preserving as much coarse coal prior to washing as possible to minimize total wettable surface area. Surface moisture on coal is directly related to the surface area of the coal. With this aspect in mind, an appropriate process/recovery design was developed that minimized product moisture.

Each type of coal process equipment is optimal for a certain limited particle size interval. For this reason, the CPP process is conceptually and physically broken down in different circuits in which the material of a defined size range is processed. Norwest selected a “four + one” circuit design consisting of an HMB, an HMC, reflux classifiers and froth flotation. This four circuit design typifies the process currently used throughout the industry for the recovery of high value coking coals. More recently, it has become more common to include two- stage ultrafine coal flotation circuit to further increase coal recovery if processing coking coals.

17.4.1	CPP Process Description

The process consists of a large single-density heavy media bath circuit to treat the coarse coal, nominal 150mm x 9.5mm size fraction. Small coal, nominal 9.5mm x 1.0mm is washed in a single 1200mm diameter heavy media cyclone. The reflux type teetered bed classifiers was selected to process the 1.0mm x 0.25mm fraction while froth flotation would be used on the ultra-fine particles. Dewatering is to be done with mechanical centrifuges appropriate for the particular size ranges.

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Flowsheet drawings are reported at the end of this section as Figures 17.9 and 17.10 and illustrate process flow. These should be read in conjunction with the description below.

Conceptual general arrangement drawings of the CPP can also be found at the end of this section. These drawings, Figures 17.11 through 17.15, show selected plan and elevation views of the CPP. Layouts have been developed to verify that flowsheet solutions are feasible and to verify that maintenance can be performed in an efficient and safe manner.

Coarse Coal Circuit - Available plant feed size distributions and washabilities show that the amount of coarse material, i.e., +9.5 mm, justifies a separate coarse coal circuit. However, still-to-come washability results of seams 14 & 15 are unknown at this time and could impact final process designs. At this stage, feed characteristics simulations of seams 14 and 15 show that approximately 35-40% of the in-seam material is coarser than 9.5mm 13. Also the amount of clean coal coarser than 40mm seems to justify a coarse circuit which would reduce total moisture of the clean coal to the storage and loadout system. This assumption must be proven beyond reasonable doubt during the next round of engineering.

Coarse coal (150mm x 9.5mm) is separated in a heavy medium bath. This equipment was chosen because:

  It allows very sharp separation for the size interval considered for this application

  Sharp separation can be maintained over a wide specific gravity density interval necessary for processing multiple seams that are different in nature and washability. Low density separation can be achieved for premium coals at high separation sharpness

  It is a proven technology of more than 50 years with many applications in North America

  Works effectively to separate large top size feed material (150mm) with obvious benefits on total moisture of final product

  Overall circuit capital cost and operating cost is incrementally lower than dynamic heavy medium cyclones.

Feed will enter the CPP via belt conveyor and will be distributed over the entire feed end of a single raw coal screen (2140) with a single vibrating feeder (2120). Process water is added to wet-screen the incoming feed. Size classification will be at approximately 10mm. Undersize material (minus 10mm) will flow by gravity into sump (2158) and will be pumped to small coal circuit with centrifugal pump 2195. Oversize material will enter a single static heavy medium bath (2160) to recover valuable material and reject high ash material. Correct medium, a slurry mixture of water and fine magnetite, is used to effect the separation. Correct medium is pumped inside the vessel via a centrifugal pump (2240), feed is evenly distributed by above screen (2140, 4300mm wide) and will enter the vessel by gravity. Uprising correct medium will allow high specific gravity material to sink to the bottom of the bath while light material will float and will exit the overflow weir of the bath. A submerged chain-type flight conveyor drags sink material out of the bath with minimal amount of medium.

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13 J. R. Messineo, “1976 Carbon Creek Test Program,” Internal report to Utah Mines, July 13, 1977.

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Lighter material and correct medium will pass a pair of fixed sieves (2162, 2164) and following double deck Drain and Rinse screens (D&R 2170, 2180). Fixed sieves and D&R screens are necessary to recover the medium (magnetite that overflows the weir and magnetite that adheres to the coal surface), the first portion of the D&R screens (draining portion) recovers correct medium that flows back to correct medium sump, the second portion (rinse) washes off all adhering magnetite with generally dirt water first and final rinsing with pressurized process water. Standard basket centrifuges (2200, 2210) will dewater the minus 40mm coarse clean coal. Coarser clean coal will be crushed to meet specifications. Both products are conveyed outside the building by belt conveyor.

Coarse rejects, and a minimal amount of medium, are discharged on a single static sieve (2166) followed by a single double deck rejects D&R screen. Coarse rejects are not dewatered and are collected by rejects belt conveyor exiting the plant.

Magnetite and water from the second portion of the D&R screens enters the dilute sump (2250) and is pumped to magnetic separator (2270) to recover and thicken the magnetite which gravitates to correct medium sump 2230 while water and contaminant (coal fines which are not magnetic) return to coarse coal preparation screen to have a second chance to be separated and enter the correct circuit.

Small Coal Circuit – It is industry standard to install heavy medium cyclones (HMC) for coal coarser than approximately 1mm, the lower limit depending on the application. Small coal circuit will wash the material finer than 10mm14 and coarser than approximately 1mm. No other technology has been considered for this size interval because HMC are superior under all points of view, i.e., density range, separation efficiency, operation, etc.

Centrifugal pump 2159 will feed the minus 10mm material from coarse coal prep screen (2140) on a single static sieve (2300) followed by a single raw coal desliming screen (2312, multi-slope type). Separation at approximately 1.0mm will take place on sieve and screen; the undersize material will be collected in sump 2320 and pumped to fine coal circuit with two centrifugal pumps (2335, 2340). Oversize material will be collected in a wing tank, mixed with correct medium and fed to HMC separator (2370) via centrifugal pump (2360).

________________________________

14 The exact aperture will be determined after 2012 washability data becomes available for Seams 14 and 15.

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A separate correct medium system will be used for the small coal circuit. Small coal, namely 10 mm x 1.0mm, will be separated in a single HMC 2370. Overflow, containing correct medium and lighter material, and underflow, containing correct medium and high ash material, will be discharged in their relevant kill boxes and evenly spread onto dewatering static sieves.

Small clean coal D&R screen (2470) will recover the magnetite and discharge the product into two vertical scroll-type centrifuges (2460, 2470) for final dewatering.

Small rejects D&R screen (2390) will recover the magnetite and discharge the rejects into one basket centrifuges (2480). Small rejects are also dewatered with the same technology used for clean coal to minimize water requirements and reduce rejects handling problems.

Heavy medium regeneration circuit is similar to the description given for coarse coal but there are three magnetic separators (2452, 2454 and 2456) due to smaller particle size which retains more magnetite.

Fine coal circuit – During the last 30 years, spirals have normally been the choice for washing 1.0mm x 0.15mm. The Carbon Creek application may require relatively low separating gravities and spirals struggle to achieve low density cuts. For this reason, teetered bed separators also known as reflux classifiers have been chosen. State of the art reflux classifiers are more adjustable than spirals and now typically offer superior performance.

Fine coal centrifugal pumps 2335 and 2340 installed in small coal circuit will feed two independent deslime cyclone clusters (2500, 2510) for fine coal sizing, 20-in cyclones are considered for this application. Two teetered beds separators (2550, 2560, Reflux Type) are needed to handle wide ranging fine coal tonnage conditions.

Reflux classifier separation is based on particle terminal velocity. A bed of heavy particles is formed at the bottom of the separator and apparent specific gravity increases allowing for density separation. Rising water current, entering the vessel at the bottom, will carry lighter particles to the overflow weir similarly to what described above for the heavy medium bath. One advantage of the reflux classifier is that separation density can be automatically adjusted and one vessel has a much higher capacity than spirals (150 or more tph as opposed to 2tph per spiral) significantly reducing potential feed distribution problems. This technology, used for many decades in the quarry and iron ore industry, has been introduced in the coal industry in the last 15 years and has proven high efficiency.

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Very fine particles, misplaced by the desliming cyclones, may overflow in the reflux classifier regardless of their specific gravity. For this reason, teetered bed overflow is collected into clean coal sump (2600) and pumped to clean coal cyclones (2620) via centrifugal pump (2610) to remove the contaminant. The same 500mm cyclones are considered to standardize the equipment, cyclone diameter will be finalized during the next engineering step. Fine clean coal is dewatered with three sieve bends (2630, 2635, 2640) and the oversize is mixed with mechanical flotation concentrate and dewatered with Screen Bowl Centrifuges (SBCs, 2750, 2760, 2770) which are the preferred choice in the industry for this type of material.

Fine tailings are dewatered first with a dewatering screen (2570) and, for maximum moisture reduction and water recovery, centrifuged with a fine coal scroll centrifuge (2580).

Flotation Circuit – Flotation is normally adopted for ultrafine material, in this case below D80 250 microns (0.25mm) . Mechanical flotation (2700) is preferred due to the nominal size of 250 microns which may mean that valuable low density coal can be separated at a coarser size in hydrocyclones (2500, 2510, 2620). It must be also considered that any misjudgement of feed characteristics, e.g., sampling errors, mining methods, future market requirements, etc., may require increasing the nominal size to the flotation circuit and only mechanical cells are considered capable of efficiently recovering coarser material.

Laboratory results also show that there might be a potential problem with clay material. For this reason, flotation feed material is first collected in flotation feed sump (2650), pumped to two clusters of flotation feed cyclones (2680, 2690) via centrifugal pump (2660). Classifying cyclones separate the incoming material and coarser material (i.e. > 45 microns) is processed with mechanical cells. Ultrafine material (i.e. below 45 microns) may contain significant amount of clay that mechanical cells are not capable to effectively reject. Depending on the type of product, the ultrafine material can be bypassed totally or partially directly to tailings circuit (thermal coal or high amount of ultrafine material that would increase moisture content above acceptable limits and lower product quality) or be processed with column flotation that can effectively reject clay with froth washing. A bypass of ultrafine material to mechanical cells is also considered for seams that have a very small amount of clay.

Flotation separates particles on the basis of their ability to attach to air bubbles. Reagents are added to enhance or depress hydrophobicity (collectors and depressants), and to create a stable froth (frothers) persistent enough to collect and discharge floatable particles in the relevant dewatering equipment but not so persistent to cause frothing problems in other areas of the plant. Particles with hydrophobic surface will attach to bubble and float to the top of the flotation vessel, hydrophilic particles will remain in the slurry and ultimately flow to the tailings thickener (3010). Mechanical cells are arranged in banks, series of cells not to be confused with parallel arrangement, to prevent short circuiting of valuable material to tailings, less floatable material will enter the following cell with the majority of the water and will be reprocessed. A bank of 4 cells has been chosen for this application. Air bubbles are generated with mechanical means (rotor and stator) and particles in the slurry are kept in suspension by the rotor.

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Froth, containing valuable material, will be mixed with fine clean coal from teetered beds and distributed to three SBC via a 3-way distributor (2720) to properly feed dewatering equipment arranged in parallel.

Ultrafine material (minus 45 microns) from flotation feed cyclones will be upgraded with column flotation. At this stage of the project, two flotation columns have been considered (2810, 2820) but future engineering should be developed to easily add more columns, if necessary. Column flotation froth will be rich in ultrafine clean coal and plate and frame filter press technology is considered for the duty. Froth from columns will be thickened in clean coal thickener (2840) and the overflowing water recirculated back to flotation to retain reagents within the flotation circuit. One clean coal filter has been considered for initial installation (2850). Column flotation may also reprocess ultrafine material lost in SBC effluent increasing plant mass recovery if total moisture remains within specifications, beneficial side effects of re-processing this effluent would also be cleaner process water, and reduced reagents consumption. In the event that SBC bowl effluent already meets specifications, column flotation can be bypassed and the effluent thickened in clean coal thickener. If reprocessing this effluent is not cost effective (thermal coal) SBC effluent will be bypassed directly to tailings thickener (3010). Filtered clean coal will be first collected by belt conveyor (2915) and finally conveyed outside the building with the main clean coal conveyor. Filter effluent will be recirculated to clean coal thickener to recover reagent rich water to be reused in flotation.

Tailings Circuit – Tailings are first thickened with the aid of flocculent polymers and coagulant, if necessary, in a standard thickener vessel (3010). Thickener underflow is pumped (3030, 3040) to a tailings filtration buffer tank (3050) to recover the water with filter presses (3060, 3070) and produce conveyable cake to be collected (3140, 3150) and mixed with coarser refuse material prior to the refuse loadout system. Tailings and clean coal filtration and following handling should be optimized considering that these streams will vary substantially in quantity and quality. At this stage one filter has been considered for clean coal dewatering and two filters have been considered for tailings dewatering. It is suggested, in the next engineering phase, to install the same type of equipment capable of dewatering both materials and design the circuit in such a way that installed capacity can be optimized depending on the type of seam and mining conditions. In other words, the system should be designed to use all filters for tailings dewatering if ultrafine material is not upgraded and to use more filtration capacity in case that plant yield can be increased within product moisture specifications. It is strongly suggested to consider an emergency tailings pond to cope with unscheduled plant filtration problems minimizing downtime.

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17.5	CLEAN COAL HANDLING

As with the raw coal handling the clean coal handling will accommodate three products; hard coking coal, semi-soft coal and thermal coal. The flow of the clean coal from the CPP is shown in Figures 17.16 and 17.17. The washed coal is collected on the plant product conveyor and transferred outside the plant to an intricate transfer station with bypass chutes to direct the product to the correct stockpile. The plant product or clean coal conveyor will operate at a rate of 1060t/hr as determined from the maximum annual clean tonnes produced by the CPP. Primarily the clean coal will bypass to the product storage dome feed conveyor. In the unlikely event that emergency stockpiling is needed the clean coal product can be transferred to one of two radial stackers. One radial stacker will accommodate either clean hard coking coal or clean thermal coal. The second radial stacker is used for emergency stockpiling of the clean semi-soft coal. Similar to the emergency raw coal stockpiles the material collected in the clean coal emergency stockpiles is reclaimed using a load pocket or dozer push pocket.

17.5.1	Clean Coal Stockpiles

The primary storage for the clean coal will be concrete storage domes. Three separate domes are required for the hard coking, semi-soft and thermal product coals. Sizing the product stockpiles was determined on the basis that there is enough surge capacity for the hard coking coal product to supply a 10,000t barge haul of one per day for 7 days. Therefore the projected storage capacity for the hard coking product coal is 80,000t. The semi-soft and thermal coal product storage dome sizes are determined by applying the estimated percentage of maximum annual coal sales to the hard coking coal stockpile capacity as shown previously in Table 17.2. The total product storage capacities will allow for enough product supply to load two barges per day for 7 days. The storage capacity for the product coal storage domes is shown in Table 17.2.

TABLE 17.2 CLEAN COAL STORAGE CAPACITY

Coal Type	Clean Coal Stockpile Storage Capacity
Hard Coking Coal	80,000t
Semi-Soft Coal	50,000t
Thermal Coal	20,000t15

 _________________________________

15 In the thermal product coal case the maximum annual coal sales percentage of 20% is used to determine the stockpile capacity. This will allow for enough surge capacity to be available for two 10,000t barges.

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17.6	CLEAN COAL TRANSPORT TO LOADOUT

Material drawdown hoppers, reclaim tunnels and collection conveyors will be used to complete the reclaim process for the stockpiles. Two reclaim tunnels will be required to obtain 85% live capacity for the product hard coking coal and the product semi-soft coal. The reclaim conveyors for the hard coking coal and semi-soft coal will convey the material to a central collection conveyor which will also act as the single reclaim conveyor for the thermal product coal stockpile. An 81% live capacity is expected for the thermal product coal stockpile. Dozer or front end loader access entries will be installed in the domes for occasions when it is necessary to clean out the remaining material.

The four reclaim conveyors for the hard coking product coal and semi-soft product coal will each operate at 1250tph. The central collection reclaim conveyor will operate at a rate of 2500tph and will transfer to the barge loadout conveyor. The battery limit for the material handling system is completed with the barge loadout conveyor.

17.7	COARSE COAL REJECT AND TAILINGS WASTE MANAGEMENT

Coarse coal rejects from the CPP are conveyed to a 300t rejects bin located exterior to the CPP building. On route to the rejects bin, fine dewatered reject material will be loaded on top of the coarse reject material. The order of loading the reject material will assist in keeping the conveyor belt clean and increase the efficiency of the transfer to the rejects bin and eventually to haul trucks. Reject material will be loaded into 90t capacity end dump haul trucks. The trucks are the same trucks used to transport the ROM material to the truck dump. After dumping ROM material the trucks are utilized to back haul the reject material to a designated disposal site which is the planned to be the northern surface mine overburden waste disposal site.

17.8	PROPOSED PARTIAL WASHING CPP

The construction of the full CHPP will not be complete until sometime during mid-2015. Therefore, it will be impossible to fully wash the mined coals until that time. However, the Carbon Creek mine will become operational in Q4/2014. To help Cardero achieve its goal to become commercially operational in 2014, Norwest is recommending the purchase and installation of a re-locatable coal processing plant.

The suggested approach is a partial washing plant, i.e., treating only the nominally plus 10mm material and blending the raw minus 10mm with the clean coarse coal. Typically much of the dilution material is relatively coarse and therefore is more concentrated in the coarser size fractions. This aspect lends itself to high benefit value operation. While unlikely that product ash levels as low as 6% (ad) can be achieved, it is still plausible that product ash contents in the 10% range are achievable. This is providing care is taken in mining to avoid undue dilution.

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For the purpose of this report, Norwest is suggesting a packaged modular 200tph heavy media drum (bath) be implemented. Parnaby Cyclones of the UK manufactures a line of such relocatable systems and Parnaby systems are used as the conceptual basis of this report.

The conceptual configuration of a partial washing CPP would consist of the “push up” feeder-breaker coupled to a feed conveyor. The conveyor would deliver coal at a rate of up to 400tph to multi-slope double deck vibrating screen. This would be a dry-screening operation. The oversize, approximately 150mm x 10mm, would report to the Parnaby drum module. The heavy media drum would separate the low ash coarse product coal from the high ash reject material. The oversize clean coal would then pass through a crusher to produce a 50mm topsize. The clean product would be conveyed to a clean coal stockpile. The rejects would be conveyed to another ground based stockpile.

The dry minus 10mm raw undersize coal would be conveyed to separate stockpile. Depending on product specifications, the raw fines and clean coals would be blended as needed to produce saleable product.

The modular CPP would be erected at grade on a concrete slab. The modular unit is shipped complete with preassembled control room and electrics compliant with the provincial requirements of British Columbia. The CPP would feature a small thickener and filter press to recover any misplaced fines. Typically, these filtered fines would report to rejects. A sprung steel and fabric enclosure would be employed to protect from the winter elements.

The candidate seams for treatment in this partial washing CPP would likely be thermal coals, oxidized crop coals and coking seams that are amenable to mining cleanly, i.e., with minimal dilution.

The full feasibility study should attempt to determine if a partial washing plant would provide a cost benefit to maintain its use throughout the LOM. Washing the thermal and oxidized crop coals through this facility may result in improved economics of the larger CPP and allow the latter to be scaled down as well as reduced operational complexities.

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18	PROJECT INFRASTRUCTURE

18.1	INTRODUCTION

The project infrastructure for the Carbon Creek Project is intended to meet the maintenance, administrative and support requirements for the mine and preparation plant at the site. These facilities are located adjacent to the CHPP area. The primary facilities include a maintenance shop, mine warehouse and administration/engineering office building. Other facilities to support the mine operations include: bathhouse, coal laboratory, short term housing, fuel depot, explosive storage and water & sewage treatment facilities. These facilities are sized to meet the annual operational and maintenance requirements for the mine operation.

18.2	SITE LAYOUT

An overall layout of the mine site is shown in Figure 17.2. The key areas to note include:

Underground Blocks 14 & 15 in the northern area
Underground Blocks 27, 31 and 40 in the central area
Northern and Central surface mine areas
Main mine site facilities and barge loadout. See Figure 17.3 for more detail
Overland conveyor routes from the northern and central underground mine block
Site access road.

18.3	POWER SUPPLY

Cardero retained Knight Piesold Ltd. to complete an assessment of several potential transmission line corridors from the Carbon Creek project site to potential points of interconnection with the BC Hydro grid. The purpose of this assessment was to determine preferred alignments that meet a balance between technical, economic, social and environmental considerations.

Assessment work to date includes a comprehensive desk top study, meetings with BC Hydro interconnection staff to determine potential points of interconnections, and a site visit to review the proposed corridors on the ground.

The results of this assessment have been used to develop descriptions for each alternative and to provide the inputs to an alternatives ranking assessment. The purpose of the alternatives ranking assessment is to determine a preferred option that can be advanced to the Feasibility Design phase. During this study 3 alternatives were identified and assessed.

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The preferred transmission line alternative follows the Johnson Creek FSR corridor from the proposed mine substation to a point of interconnection (POI) as close as possible to BC Hydro’s GM Shrum generating station. The overall length of this alignment will be approximately 40km. Line capacity will be either 138kV or 230kV, depending on the final POI selection.

The majority of this alignment can be constructed adjacent to the existing mine access road making use of it during construction. This aspect will help reduce overall capital costs as well as environmental impacts by utilizing an existing corridor. The overall constructability of this alternative is expected to be straight forward with the exception of access road utilization since this road is the main access to the mine site and is also utilized by backcountry recreationists as well as local logging companies.

Norwest’s scope of work for the power supply includes distribution of power from the main substation to the underground mine portals, high wall miners, coal handling systems, CPP and support facilities.

A substation will be constructed at each underground mine portal site to supply power to the underground operations. A single substation will be needed for Blocks 14 & 15. This substation will also supply power for the northern mine block portal support facilities. Blocks 27, 31 and 40 will each be equipped with their own substation. A single facility will be built to support the underground operations at Blocks 27, 31 and 40. This facility referred to as the central mine block support facilities will have a substation for power supply. Throughout the mine property substations are placed at central locations to assist with power supply to each of the two high wall miners used for the surface operations. Distribution power lines will branch out from the main substation to provide electrical power to each substation.

The CHPP facilities which include the coal handling systems, CPP and support infrastructure will receive power from the main substation.

18.4	WATER SUPPLY

Water treatment and storage facilities are required to provide potable and utility water requirements to support the facilities. Water supply systems will be designed to meet industrial, provincial and local standards. The primary water supply will be from Williston Lake.

18.5	WASTEWATER

Provisions will be made to supply an adequate wastewater disposal system to meet or exceed current industrial, provincial and local standards. Septic systems will be utilized for sewage treatment. Vacuum trucks will be used to transport wastewater offsite to an approved disposal location.

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18.6	CHPP & PROJECT SUPPORT FACILITIES

18.6.1	Layout

Layout and design of the support infrastructure considers the inherent conditions associated with the site, such as, cold temperatures, snow loads and terrain. Figure 17.3 shows the general layout of the CHPP facilities. The CHPP facilities are located for favorable grade slopes. The truck dump will be located at the highest elevation from which each progressive point will step down to a lower elevation. This philosophy will assist in keeping conveyor angles low which will require less power to operate and will reduce the possibility of material roll back on the conveyors. Project support facilities are generally located to the east of the raw coal storage domes.

Surface water management requirements will be implemented into a site drainage plan. A sedimentation pond will be built to assist in the water management plan. The sedimentation pond will allow for control of the surface water. Erosion controls will be utilized to prevent unwanted wash outs on the site.

18.6.2	Heavy Maintenance Workshop

The heavy equipment bays, shown in Figure 18.1, are designated for haulage trucks and large support equipment maintenance. The overall dimensions of the shop are approximately 170m long by 24m wide. The surface mining fleet serviced by the maintenance workshop is shown in Table 18.1. There will also be two portal maintenance shops located near the underground mine portals to service the majority of the underground equipment. On occasions when the underground equipment requires heavier maintenance than cannot be provided by the smaller portal shops the equipment will be transported to the heavy equipment maintenance shop for service.

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TABLE 18.1 SURFACE MINING FLEET

Equipment Description	Quantity
Hitachi 3600 Hydraulic Excavator	4
CAT 365 Hydraulic Excavator	2
CAT 992 Front End Loader	2
CAT 777 Coal Haul Truck (90 ton)	9
CAT 789 Overburden Haul Truck (172 ton)	16
CAT 16H Class Motor Grader	4
Water Truck (12,000 gallons)	3
Drill	4
CAT D9 Dozer	1
CAT D10 Dozer	4

The maintenance workshop consists of (8) repair bays and (1) welding bay for the maintenance of the heavy equipment. Four of the bays are equipped with rails imbedded in the concrete floor for service of the track equipment. Track equipment will include the continuous miners used for underground mining. The repair bays and welding bay will utilize an overhead bridge crane for the heavy lifting needs of the shop. The welding bay will be isolated from the other shop bays.

An electrical shop, tool room and warehouse are included in the maintenance shop for electrical repairs, tool storage and small parts storage. On a mezzanine above the electrical shop and tool storage is office space for the workshop manager, shift foreman and planner.

Maintenance on the smaller support equipment and light vehicles is done in the light equipment repair bay. Also in the light vehicle repair area is the lubrication storage. The lubrication storage is designed for the dispensing of the various lubricants used in equipment servicing. A forklift corridor is placed to provide forklift access between bays and the warehouse.

Two wash bays attached to maintenance shop provides a facility for the effective cleaning of mine equipment in support of other maintenance activities. A sump to facilitate cleanup collects solids generated in the equipment washing process is located just outside the wash bay.

18.6.3	Mine Warehouse

The warehouse, measuring 45m long by 20m wide, provides heated and covered storage for all material and supplies that must be protected from the elements. A 45m x 40m secure exterior laydown yard is also at the warehouse location. The warehouse location is readily accessible for supply trucks hauling parts, supplies and other materials to the site. A loading ramp will provide for an efficient unloading process. Figure 18.2 shows the layout of the mine warehouse.

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18.6.4	Administration Block

As shown in Figures 18. 3 to 18.5, the administration office is a two story building that includes sufficient office space for all mine management, technical, supervisory and administrative personnel. It also includes facilities, such as bathhouse and training room, to accommodate the two hundred plus workers expected with each work shift. An enclosed heated garage is attached to the administration building to provide warm covered storage for critical light operations vehicles. A medical clinic and ambulance bay is located near the administration building. The administration block area is approximately 92m long and 40m wide.

Parking is provided prior to the security entrance into the site for employees and visitors. The parking lot is located to the south and adjacent to the administration building.

18.6.5	Camp Access Control

Camp access controlled by the main security office located within the southeast corner of the administration building. A security gate will span the entrance road to the site. Security personnel will control the gate permitting only those approved at the security office. Security fencing will be placed where required to prevent unauthorized access to the site.

18.6.6	CPP Office and Laboratory

An office for the technical and administrative personnel necessary for the operation of the CPP is located near the CPP. Attached to the office is a small warehouse dedicated for spare part storage needed for the operation of the CPP.

Located adjacent to the office and the CPP is the coal laboratory. An onsite laboratory will assist in the optimum operation of the CPP. Using standard techniques the coal laboratory is equipped with the necessary equipment required to perform daily onsite coal analysis.

Figure 18.6 outlines the layout of the CPP office, warehouse and coal laboratory.

18.6.7	Short Term Housing

It is understood that it is not necessary for personnel to be housed on site in a camp setting. Situations may arise where an individual(s) may need accommodations for an overnight stay. With this in consideration a short term housing unit will be built within close proximity to the administration block. The housing unit will accommodate up to a dozen individuals. Each room will have a bed, desk, chair and small storage for personal items. Within the housing unit a small kitchen and dining area is provided to meet the food needs of the individuals staying in the unit. Washroom and shower facilities will be utilized at the nearby administration building.

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18.6.8	Portal Maintenance Shops

The majority of the maintenance requirements of the underground mine operations will be completed at a strategically located maintenance shop near the portals. Two portal maintenance shops will be required with one to service the northern blocks 14 and 15 and the other to serve the central blocks 27, 31 and 40. Figure 18.7 shows the layout for the portal maintenance shops. The portal maintenance shops will include two maintenance bays, one wash bay, electrical repair shop, warehouse, lubrication storage and tool storage. A bridge crane will be installed to assist with the heavy lifting needs of the shop. Rails will be imbedded in the concrete of the two repair bays for servicing track equipment, such as, the continuous miners. Office space will be built on a mezzanine above the electrical repair shop.

18.6.9	Fuel Depot

A fuel depot is situated in a location convenient for mine operations at the truck dump site. It is used for providing fuel and top-up fluids for the haul trucks and rubber tired heavy equipment. Rapid fueling systems with high capacity pumps will be used to ensure minimum time and fuel loss at the site.

18.6.10	Explosives Storage

The explosives storage area includes separate magazines for cap and detonator storage, bulk storage facilities for ammonium nitrate and a silo for loading the bulk explosives truck. The explosives are stored at a site remote from all other facilities.

18.6.11	Hot Line

The hot line will allow the mine trucks in waiting during cold temperatures to be ready for operation. Power outlets will be installed at the hot line for supply power for the engine block heaters. The hot line will also include area lighting and a compressed air line to assist in preparing the haul trucks for operation.

18.7	TRANSPORT

18.7.1	Mine Access

To reduce environmental impact to the area, access to the mine site facilities will utilize an existing road corridor. The existing road will require upgrades for the expected volume of traffic and truck loads expected. The access road will begin at Johnson Creek Road and run in a northerly direction approximately 12km to the CHPP facilities. Culverts and bridges will be installed and constructed to maintain the existing water drainages and prevent road wash outs.

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18.7.2	Light Vehicle Roads

Light vehicle roads will be required for access around the facilities site. Access will be needed to the warehouse, truck shop, CPP, raw coal storage, clean coal storage and barge loading facility. Other light vehicle roads will be needed to support overland conveyor maintenance and access to the northern and central portal facilities.

18.7.3	Haul Roads

Haul roads will be required for moving overburden to temporary and permanent waste sites and to move coal from the area mine pits, contour and highwall mining operations. Preliminary haul road layouts and designs have been completed. Final layouts and designs will be completed during the feasibility study.

18.7.4	Staff Transport

Employees will be transported from nearby towns by bus. The direct mine cost includes a provision of $3,250 per employee per year for bussing costs.

18.7.5	Product Coal Transportation

As noted in Section 3, the coal transportation analysis was prepared by Cardero. The study included consultation with marine consultants, barge construction companies and businesses with barging experience on Williston Lake. The discussion and conclusions are presented here in Section 18.7.5. Norwest has reviewed the analysis and believes that the conclusions and the plan are the most cost effective option for transporting coal to market. Norwest recommends that further detailed designs, plans and cost estimates be prepared in the feasibility study.

A number of material handling and coal transportation options were considered and reviewed in detail. Following this, a decision was made to utilize Williston Lake as a barge transportation route, delivering coal to the CN Rail railhead at the town of Mackenzie. The decision-making rationale is summarized below and a detailed description of the preferred option is included.

18.7.5.1 PEA Overland Transportation Proposal

In the Company’s Preliminary Economic Assessment dated December 2011, delivery of clean coal from the mine site to the rail head in Pine Pass was proposed as a truck-based route southward from the mine which is shown in Figure 18.8, delivering coal to a proposed rail loadout 69km south of the mine site (Overland Route). This original proposal utilized the existing Johnson Creek Forest Service Road (FSR) and the existing Calezone FSR, connecting the two roads with a combination of road extensions and a tunnel approximately 4km in length.

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FIGURE 18.8 SUMMARY OF AVAILABLE TRANSPORTATION OPTIONS

Route 1 is a 69.8km haul option with multiple transportation options including truck hauling, overland conveyors, a tunnel and potentially a new rail spur, all connecting to a new rail loadout.
Route 2 is a 175km barge route connecting the mine site to the Mackenzie rail spur.
Route 3 is an FSR and highway option connecting to the town of Chetwynd.

Detailed evaluation of the overland route as part of the current Prefeasibility Study identified the major capital items as being an upgrade of the existing roads, replacement and/or upgrade of up to 12 bridges, construction of a tunnel through the Clearwater Mountains, and construction of a rail loadout in the Pine Pass. Accurate estimation of capital requirements and potential for capital over-runs was identified as a risk. In addition, potential construction delays and technical risk were considered significant. Moreover, the truck route required completion of the infrastructure ahead of the first coal shipment, which offered no opportunity for reduced preproduction capital and no tolerance for construction delays.

Operational risks also considered included driver safety concerns, ongoing winter snow-clearance on roads, general road and bridge maintenance, weather-related disruption of the transportation system, and incremental degradation of the clean coal product as a result of repeated handling at transfer points.

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From a permitting and stakeholder perspective, the proposed truck route passed within 3km of the Klin-se-za Park, which is a First Nations sacred site containing the Twin Sisters mountain. While the route could have been implemented by minimizing any visual impact, the Company recognized that First Nations concerns should be considered and mitigated where possible.

A number of alternatives were considered for execution of the truck route, including an overland conveyor in place of the tunnel and a rail spur in place of the Calezone FSR section. The alternatives were not considered to significantly reduce the potential severity of the identified risks.

18.7.5.2 Transportation Alternatives Study

As part of the Prefeasibility Study, a detailed examination of product coal transportation optionality was undertaken, looking at an alternative truck haul route and barging on Williston Lake to Mackenzie. As a result, the barging option was ultimately settled upon as the preferred transportation option based on commercial, technical, social and safety considerations.

The barge route is considered to offer considerably less technical, capital and permitting risk. Capital requirements have been more easily benchmarked against existing projects and capital intensity is considerably reduced in comparison to the overland route proposal. Moreover, capital requirements are reduced prior to first coal and escalate commensurately with production ramp-up, representing a considerable pre-production capital saving. Operating costs represent a significant saving over the truck haul proposal. Technical risk is considered to be low since all aspects of construction and operation have multiple precedents in the bulk-handling and transportation industries.

18.7.5.3 Barge Route Overview

The barging route is from Carbon Inlet (Figure 18.8), close to the northern limit of the proposed mine operations, and westward through part of Williston Lake to the town of Mackenzie; a distance of approximately 175km. At Mackenzie, coal will be discharged from the barge and loaded on trains at the existing rail head, from where it will be transported and transported by rail to Ridley Terminal at Prince Rupert.

The barge and tug system is based on conventional barging technology. Preliminary bulk-barge design contemplates a single (420’ x 100’ x 25’) unit with deadweight (carrying capacity) of 15,000 to 17,000t. The barge will include a self-discharging conveyor system. The barge will be pushed by a 5,000 to 8,000HP diesel-electric tug with an azimuth stern drive. The tug will be designed to snug into the barge at the centre-aft, connecting via a secured docking system.

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Smaller auxiliary tugs will be required to assist in docking and undocking at Carbon Inlet and Mackenzie.

Barges and tug modules will be fabricated off-site and then transported to a lakeshore site at Mackenzie for assembly, prior to launching onto Williston Lake.

Loading of barges at Carbon Inlet will be handled by an articulated conveying system feeding from clean coal covered storage domes. Systems of this type are routinely utilized in US barge transportation operations. Figure 18.9 shows a detailed view of the proposed barge loading system.

At Mackenzie, unloading will be via an internal barge conveying system to a landside hopper and transferred directly to the rail cars via a conveyor and rail car loader. In the event that the barge unloading rate does not match the train loading rate, a storage dome has been designed to act as a buffer. The landside hopper will be a floating unit able to accommodate known seasonal water level fluctuations on Williston Lake. On completion of loading, the rail cars will depart for port. Using this system, the barge at Mackenzie is the de facto stockpile, minimizing the size of a covered dome storage facility. A rail loop will be required to facilitate loading of the rail cars at Mackenzie. Figure 18.10 shows a detailed view of the proposed barge unloading system.

18.7.5.4 Operational Considerations

Cardero is in advanced negotiations to secure an operating base with shore access within the Mackenzie industrial zone, close to the town of Mackenzie. Preliminary discussions with existing land-owners and the District of Mackenzie have been positive.

Utah Mines used barges to transport all exploration supplies (including plant and drill rigs) in the 1970s when Carbon Creek was not accessible by road. More recently, logging companies have used barges to transport lumber to pulp mills at Mackenzie throughout the year. Specific conditions, such as winter ice and water level fluctuations are well understood and will not present any significant operational risk. Both aspects will be considered in barge and onshore facilities design.

A barge cycle time of 32 hours is estimated, which includes loading, transport to Mackenzie, unloading, return trip to Carbon Inlet plus variable waiting times.

18.7.5.5 Capital Costs

In terms of pre-production capital, an existing and underutilized barge on Williston Lake could potentially be leased to support transportation of early production. During the ramp-up from first coal to full production, one barge and one tug will sufficient.

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18.7.5.6 Operating Cost

The cost of running large, ocean going equipment has been established from private sources and estimates made for fresh water operations. Operating costs include wait time for loading and unloading, transportation of the laden barges to Mackenzie and return of the empty barge to Carbon Inlet. A total cost of $1,104/hr is estimated for transportation, which for a 20-hour motoring time on a 15,000t barge translates to $1.50/t. Operating costs for loading and unloading processes, including labour and equipment maintenance are together estimated at $1.25/t. The total operating cost is estimated at $3.75/t.

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19	MARKETS AND CONTRACTS

19.1.1	Market Study

An independent market analysis was prepared and provided by Kobie Koornhoff Associates. A summary of the results and conclusions from the report dated September 17, 2012 are below.

Based on washability testing of coals from the Carbon Creek property, three products have been identified for sale onto the seaborne coal market:

Carbon Creek HCC, comprising the Lower Seams (Seams 14-40)

Carbon Creek high volatile metallurgical coal (HV Metcoal), comprising the Upper Seams (Seams 46-63), which would be sold primarily as a HV PCI product which is used for injection into the blast furnace or a Semi Soft Coking Coal (SSCC).

Carbon Creek thermal coal, comprising oxidized or partially oxidized coal.

The quality characteristics of the three Carbon Creek products were compared to a series of benchmark coals traded internationally, to arrive at appropriate pricelines for each of the three products:

Carbon Creek HCC is evaluated at a US$10/t discount to the generally reported coking coal Headline Pricing

Carbon Creek HV Metcoal is benchmarked on the basis of both a High Vol PCI coal or a SSCC. As a HV PCI coal, the price is taken as 85% of the price of the prime Low Volatile PCI coals; as a High Vol semi-soft coking coal, it is benchmarked at a US$8/t discount off the price of the major semi-soft coals.

Carbon Creek Thermal is compared with New South Wales (NSW) thermal coals contracted to the Japanese Power Utilities (JPU); based on heat value differentials, Carbon Creek Thermal is priced at a 12% premium to the NSW thermal coals.

The recent coking coal settlement for the October – December 2012 quarter represents the lowest price since the onset of the quarterly price regime. Only a gradual improvement is expected over the next 12 months as the production cutbacks announced by Australian and US majors start to take effect, and assuming a modest recovery in demand flowing from the stimulus package announced by the Chinese government.

A series of analysts' price forecasts were combined with an independent price outlook to arrive at the following long term price scenarios for the Carbon Creek products:

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TABLE 19.1 COAL PRICE FORECAST

Carbon Creek Coals – Long Term Price Forecast
(US$ per tonne)	Low Case	Base Case	High Case
Hard Coking Coal	165	200	217
High Vol Metcoal	113	137	148
Thermal Coal	96	115	119

19.1.2	Contracts

Cardero has entered into a contract with Ridley Terminals (RTI) which provides port capacity for Cardero for a portion of the projected coal sold from the Carbon Creek Property. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000tpa through 2014, increasing to 900,000tpa in 2015. The agreement with RTI allowed the port authority an option to wait before committing to the contracted tonnage. This commitment has subsequently been provided to Cardero by RTI.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	INTRODUCTION

This section, which addresses past and present environmental studies, permitting requirements and social and/or community engagement and consultation and impact assessments, serves as an update and enhancement to the information provided in the Preliminary Economic Assessment (PEA; Norwest Corporation, 2011). New information regarding proposed approaches related to environmental sustainability during the mine’s operations and closure phases is also provided.

In addition to the environmental monitoring programs being conducted in support of studies aimed at understanding baseline conditions, Cardero has also taken steps to minimize the environmental impact of the operation through careful planning and progressive modification of the mine design.

Specifically, some of the major measures are as follows:

The PFS mine plan minimizes surface footprint through implementation of underground operations.

Surface operations will include highwall mining techniques, which minimize the need to relocate waste rock and, as a result, the volume of waste rock generated; the surface operations will include two conventional open-pit operations where sequential back- filling with waste rock will maximize the benefit of progressive reclamation throughout the LOM.

Water used in the mine operation will be sourced from the Williston Lake, rather than depleting groundwater resources; moreover, the water management plan includes re-use and recycling of water from the processing plant.

Significantly, the proposed plant design will not require a tailings management facility, a unique feature among Peace River coalfield operations.

Covered dome storage facilities have been included in the mine plan to minimize the dispersion of particulate coal dust in the air .

Delivery of coal to railhead via barging on Williston Lake - which would otherwise have required a 69km haul road and construction of a tunnel or overland conveyor within the previously-proposed route - reduces the footprint of mine operations and the potential carbon footprint of the operation.

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20.2	REGULATORY REQUIREMENTS

20.2.1	General

Coal mines intending to produce more than 250,000tpa of coal are regulated in British Columbia under the BC Environmental Assessment Act (BCEAA); this EA process is administered by the BC Environmental Assessment Office (BCEAO). The Carbon Creek Coal License Application area, addressed in this report, exceeds this threshold and is therefore regulated under the BCEAA. Large mining projects are also subject to regulation by several provincial regulatory programs, including those administered by the BC Ministry of Energy and Mines (BCMEM), and the BC Ministry of Environment (BCMOE). Depending upon the type of operation and potential impacts on natural resources or infrastructure, and potential ‘triggers’ of federal acts and regulations, coordination with the federal agency responsible for completing Environmental Assessments (EA) – specifically, the Canadian Environmental Assessment Agency (CEAA), under the Canadian Environmental Assessment Act - will also be required.

20.2.2	Provincial Process

Based upon information provided by Cardero, the Carbon Creek project would come under the auspices of the BCEAA simply based upon anticipated annual production in excess of 250,000 tonnes. The BCEAA process is initiated with the submission and acceptance of a Project Description that commences the process (by the issuance of a Section 10 Order), ultimately concluding with the issuance of an Environmental Assessment Certificate (EAC). The EAC allows the project to move forward to obtain provincial permits from various regulatory agencies[16]. While there are some prescriptive timelines attached to these processes, the “clock” can be reset based on the need for additional technical information required to complete the review. Generally, the overall process can take up to 2 or 3 years. However, these timelines are a function of the completeness of the EAC application when submitted, changes that occur once an application has been submitted, and how quickly and thoroughly the proponent responds to any deficiencies identified by the BCEAO.

Consultations with local First Nations (FN) groups – those potentially affected by the project - are required as part of the EA process. The level of consultation conducted varies depending upon whether the lands are within traditional territories identified under Treaty 8, or if the project is outside of these lands and covered under Aboriginal Rights and Title requirements. Successful FN consultation provides the groundwork for obtaining a social license for the project to operate. The boundaries provided for the current Carbon Creek project plan indicate that the project is within Treaty 8 lands. Therefore, consultation with FNs - similar to those discussions with stakeholders - will be required.

_____________________________

16 This process may also occur concurrently, through the Concurrent Approval Regulation, or the Coordinated Authorization process.

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20.2.3	Federal Process

As part of the overall EA process, the project may also be subject to federal jurisdiction under the Federal EA process, under the CEAA. If the project fails to qualify for “exempt” status under the Regulations Designating Physical Activities, it will likely require a permit from one of the federal agencies. Applicable federal statutes that may potentially ‘trigger’ the need for permits include (but may not be limited to): the Fisheries Act, the Migratory Birds Act, the Navigable Waters Protection Act the Shipping Act , and the Explosives Act. Based upon the use of the Williston Lake to barge coal, and the use of explosives within the project footprint, it is assumed that Federal review of the project will occur.

Information from the first efforts at obtaining an EAC for the project date back to the early 1980’s (Utah Mines, 1982). As part of the environmental baseline and effects assessment programs, the study area and potential impacts to valued resources are, and will continue to be, re-evaluated based upon the current design of the project. This will be implemented as part of the new EA process.

20.2.4	EA Process Update

The Carbon Creek Project Description has been completed and accepted (i.e., a provincial Section 10 Order issued by EAO on May 9th, 2012), and a first draft Application Information Requirements (dAIR) for an EAC application was submitted on July 5th, 2012. This document contains a draft Table of Contents and outlines issues to be evaluated to satisfy the terms of reference for the EA. A revised dAIR will be submitted in early November 2012; this version will incorporate the initial input from the EA Working Group (WG). Completion of the AIR – subsequent to further technical review by the WG and a public consultation period - is anticipated by the end of Q4 2012. During the first half of 2013, Cardero intends to complete the EA document based upon the current mine plan, which includes more extensive surface mining and barge hauling of coal on Williston Lake. Negotiations for concurrent EA development and permit preparation are in progress at this time. It is anticipated that review and approval of the EA by EAO and CEAA resulting in awarding of an EAC will take approximately one year, concluding in Q2 2014. Approval by BCMEM would follow shortly after issuance of the EAC if all elements of the mining and reclamation plan are acceptable. A financial assurance instrument will need to be in place prior to any site disturbance.

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20.3	RESULTS OF ENVIRONMENTAL STUDIES

20.3.1	Historical Environmental Information

As noted above, Utah Mines (Utah Mines, 1981; 1982) submitted information to the provincial and federal regulatory authorities in the early 1980s to support the EA process, and in an effort to obtain permit approvals to launch the project. It is not known if a Certificate was ever issued to Utah Mines for the Carbon Creek Coal Project. However, even if a Certificate was issued, the 5- year period for diligent development would have expired many years ago.

20.3.2	Environmental Baseline Studies

In order to advance through the EA process, mine planning, environmental baseline studies and an effects assessments of potentially -impacted areas need to be conducted and completed. A key component of the Carbon Creek EA process is the collection of environmental baseline data within the Carbon Creek Project area, as required by the pre-application EA process. Environmental baseline studies include a minimum full calendar year of baseline data collection for most environmental disciplines, including: climate, hydrology, air quality, water and sediment quality, and fish and wildlife inventories. These baseline data help to understand seasonal variation of those resources. This information is essential for developing the EA, so that potential effects/impacts from the project can be evaluated and alternatives and mitigation measures developed.

A summary of the current environmental baseline programs – and their status to-date – is provided below in Table 20.1.

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TABLE 20.1 ENVIRONMENTAL BASELINE PROGRAMS

Category	Program Elements	Status
Climate	Meteorology stations – real-time monitoring	Full year of data collected; on-going sampling and analyses.
Air Quality/Noise	Dustfall samples	Full year of data collected; on-going sampling and analyses.
Hydrology	Hydrometric measurements and analysis	Full year of data collected, analyses underway.
Water and Sediment quality	Broad scan of chemicals	Full year of data collected, on-going sampling and analyses.
Fisheries (and other aquatic biota)	Monitoring of fish, benthic invertebrate and aquatic plant populations and communities	Monitoring during critical life cycle periods. Field work completed.
Wildlife and Terrestrial Vegetation Monitoring	Monitoring of terrestrial animal and plant habitat, and populations and communities	Monitoring during critical life cycle periods. Field work completed.
Hydrogeological studies	Groundwater quality, depth, flow and other characteristics	Field work completed.
Geophysical studies	Geohazard risks and Soil and Terrain mapping	Field work completed.
Socioeconomic studies	Community, Stakeholders, Economic baseline background	Desktop information compiled; community evaluation underway.
Paleontology		Evaluation underway.
Archaeological studies		Archaeological Overview Assessment (AOA) completed; Archaeological Impact Assessment (AIA) field work completed.

20.4	KNOWN ENVIRONMENTAL ISSUES

Cardero is placing special emphasis on the evaluation of a number of known potential environmental effects, based on several criteria (e.g., similar issues in the same geographical area, other coal mines, regional characteristics, etc.), specifically:

Potential ecological effects of selenium on aquatic biota
Effects of mining activities on local bull trout populations
Metal leaching and acid rock drainage potential from waste rock
Habitat displacement impacts on large ungulates.

These evaluations are described in more detail below.

20.4.1	Selenium Ecological Effects Assessment

Selenium is a trace element (metalloid) that - while essential for both aquatic and terrestrial life - can accumulate in many species, and has been found to result in adverse effects mostly on aquatic egg-laying species (e.g., fish and birds). Coal mining operations have the potential to release selenium from waste rock generated from the mining process. Elevated selenium concentrations associated with discharges from operations have recently become a concern in some regions of Canada, including BC (e.g., Elk River Valley, southeastern BC). Exceeding drinking water guidelines can be an issue, however, aquatic protection limits even as low as 5 ppb can represent a challenging compliance issue. Coal mines in both Alberta and BC that have identified selenium as an issue have addressed it through the development and implementation of selenium management plans, which include a variety of management strategies, including: monitoring, development of site-specific objectives, various mitigation measures (through changes in mine design, such as clean water diversion) and water treatment.

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Cardero is developing a comprehensive, multi-pronged approach and strategy for dealing with the potential for selenium exceedances from mine site – in particular, waste rock pile - discharges, specifically:

  On-going monitoring and evaluation of baseline water quality

  Water quality modelling to understand long-term concentrations in water, sediment and biota, especially fish

  Development of a Site Performance Objective based on literature-based information, regional mine information, and life-cycle toxicity testing

  Mine design modification considerations (e.g., diversion of clean water, etc.)

  Evaluation of treatment technologies.

20.4.2	Bull Trout Population Studies

Bull trout (Salvelinus confluentus) represent a common species throughout most of BC and are considered a species of management concern (i.e., blue-listed) throughout their range including the northeastern regions of the province. Reconnaissance and detailed fish population studies in Cardero’s local study area indicate that bull trout are ubiquitous throughout the Carbon Creek watershed as they have been sampled from the mainstem and all tributaries (with the exception of Nine Mile Creek) of that system insofar as fish access allows.

The comprehensive aquatic ecosystem studies being conducted will describe relative population densities, distribution, condition and habitat sensitivities. Local migration, residence and overwintering behaviour will also be investigated through radiotelemetry surveys to develop a better understanding of their dynamics in the Carbon Creek system. These studies will subsequently be integrated with the selenium studies in the Carbon Creek watershed to evaluate potential impacts on this keystone species.

20.4.3	Metal Leaching and Acid Rock Drainage Assessment

The BCMEM has been proactive in preventing metal leaching (ML) resulting from acidic conditions in soils/overburden and mine water. The Ministry has developed a policy and corresponding guidelines to be used as part of the permitting process to help predict metal leaching and anticipate acid-generating potential, in order to develop mitigation strategies. While metal leaching is most prominent under acidic conditions (pH values < 5.5 or 6.0), metals can leach even in neutral or alkaline conditions, depending upon their solubility. Acid rock drainage (ARD) can result in long-term remediation projects that, when left unchecked, limit reclamation success and can impact waterways and aquatic populations for many years. The focus on prevention requires mine operators to assess acid generation potential in the overburden, waste rock, and wash plant waste material using testing procedures including static leach testing and kinetic testing, which help to predict acid-generating potential and metal leaching over time. Essentially, the guideline requires that each mine conduct site-specific analyses of conditions present at their operation to detect potential issues and incorporate avoidance or mitigation measures so that ML and/or ARD do not occur. These analyses are required as part of the mine permit application submitted to the BCMEM. It should be noted that, in addition to static and kinetic testing routinely conducted, Cardero is also evaluating acid-generating potential and potential metal leaching through the implementation of long-term in situ leaching tests. Cardero has just completed the static testing phase and has commenced kinetic and in situ testing.

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20.4.4	Wildlife and Wildlife Habitat

Northern mountain caribou are a provincially red-listed species, and are of great value to FN groups. Based on the most recent data made available through BCMOE studies, caribou habitat (specifically, core winter habitat of the Moberly herd17) slightly encroaches on the western edge of the project footprint. However, based on the current proposed mine design, there will not be any project impacts on caribou habitat. Despite this, Cardero has agreed, as part of conditions for its recent Coal License and 2012 Notice of Work Exploration Permit, to a ‘no-go zone’ to avoid any potential caribou habitat. Going forward, the ‘avoidance’ mitigative approach will serve as Cardero’s accommodation for both biodiversity conservation and FN concerns.

20.5	ENVIRONMENTAL MANAGEMENT

Cardero will develop corporate and operation-specific Environmental Management Systems (EMS) throughout mine development and operations, consistent with the ISO 14001 EMS standard and apply the appropriate standards of environmental performance consistent with Mining Association of British Columbia Environmental Principles and the Mining Association of Canada's Toward Sustainable Mining elements.

When the Carbon Creek mine commences active operations, a comprehensive environmental management plan will be developed as the mine is constructed and begins to operate. Norwest has prepared an outline for such a plan and included it in Appendix B.

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17 Small herd size; current estimates < 25.

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20.5.1	Waste Handling Plan

ROM coal will either be conveyed or trucked to the central coal handling and preparation plant (CHPP), depending on the mining location of each particular seam. Waste material associated with production and coal processing will be generated from three separate streams:

Rotary breaker waste near mining operations and the truck dump near the south end of the facilities
Static grizzly over-sized material from underground mining
CHPP waste.

All waste from these various streams will be placed in and out of the pit waste dump located in the northern portion of the surface mining area.

20.5.1.2 Production Waste

Surface-mined discard material from the common surge bin that feeds a rotary breaker located near Blocks 14 & 15 will be dumped into a pocket off the side of the breaker and disposed of using a front-end loader and hauled to the waste placement area at the mine.

Underground mining operations will commence with Block 15 in the northern region of the property. During mine development, development waste rock material will be discarded and then hauled to the waste placement area in the northern surface mining site. Once production commences, over -sized material from the static grizzly that is discarded will be hauled to the waste placement site. Primary-sizing reject material from the rotary breaker will be stored, then loaded and hauled to the northern surface mining site.

Reject material will also be generated from the rotary breaker near the truck dump. This material will be stockpiled, then loaded and hauled to the waste placement area in the surface mining area.

20.5.1.3 Coal Processing Waste

Coarse coal rejects (CCR) from the CHPP mixed with fine-dewatered reject material which will be loaded on top of the CCR material will be conveyed to a rejects bin located exterior to the CHPP building. These combined rejects will be loaded into end-dump haul trucks, which will transport this material to the designated disposal site in the northern surface mining area.

At this time, the project will not have a ‘wet’ tailings disposal area. See Section 17 for a detailed description of this process. Since ‘wet’ tailings materials would only be generated as a result of unscheduled plant filtration problems, a responsive maintenance program rather than a tailings disposal area is planned at this time.

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20.5.2	Site Monitoring

Monitoring of various site environmental aspects will be based on specific requirements of the approved permits issued to Carbon Creek (e.g., effluent discharge points) and any particular stipulations or conditions associated with the operating permits. Below is a list of some areas where (and how) monitoring will be conducted.

	20.5.2.1	Water

Surface water and groundwater monitoring will be conducted at the site to assess any impacts potentially resulting from operations. Groundwater wells have been drilled and data have been collected to establish baseline hydrogeological conditions. The number of wells and specific water-bearing units will be proposed and approved prior to monitoring. Surface water monitoring both for hydrometric and water quality parameters will also be conducted to assess any potential impacts from operations. In addition to evaluating potential impacts to surface water and groundwater, overall water management for the project will be monitored and reported. This will include tracking and reporting water use as well as re-use/recycle volumes.

To assess potential surface expressions of underground mining, the mine will conduct seismic surveys with routine monitoring and reporting. The monitoring will focus on different areas in which underground mining will take place.

	20.5.2.2	Air

As part of the commitment to minimize impacts to air quality, a fugitive dust control plan (FDCP) will be developed for the operation. The focus of the FDCP will be transportation corridors including haul roads, as well as any fugitive emissions from the coal handling facilities. Particular attention will be directed at transfer points on conveyors, truck dump areas and crushing/sizing facilities.

	20.5.2.3	Acid Rock Drainage

Subsequent to the determination of whether the site has geologic strata with potential to generate ARD, a plan for managing these materials will be developed to determine if they are present in sufficient amounts in the mining area to avoid ARD. The plan will include details on how the material is to be managed, including final disposition. The plan will include an annual update requirement on how and where these materials are managed. Similar to potential ARD material, a plan for managing selenium-enriched overburden will be developed if the EA (i.e., ML/ARD component) confirms the need for such a program. Any handling/placement procedures will be including in the plan.

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20.5.2.4 Soil and Vegetation

Soil salvage and redistribution depths will be monitored at the site. This monitoring program will assist the mine in maintaining a material balance to facilitate site reclamation and re-vegetation. The volumes of these materials will be tracked and reported annually to the BCMEM in the required annual reclamation report.

Following re-seeding and re-planting of mined areas, re-vegetated areas will be routinely monitored; the results will be used to assess progress (and adjust if necessary), and provide information to be used to augment seeding or manage reclaimed areas to support the post-closure land use.

20.5.3	Water Management

A comprehensive water management plan will be developed during the Feasibility stage of this project. This plan will evaluate the climatology and the existing surface water and groundwater regime, assess all industrial needs, and estimate projected annual outflows from the project area. This process will consider seasonal variations and climate extremes to determine the overall water balance and evaluate impacts to receiving waters. As part of this plan, site water management structures will be constructed to develop wise water conservation practices and maintain water quality. The water management structures will be developed to ensure that water quality is maintained. A sedimentation control system using best management practices will be designed to meet regulatory requirements. The water management system will predominantly utilize clean water diversions to minimize runoff into disturbed areas and collection ditches to route water to sedimentation sumps and ponds .

20.6	PROJECT PERMITTING REQUIREMENTS

The following discussion identifies and outlines the major permits that will need to be obtained prior to start-up of the Carbon Creek project. It is not meant to be all-inclusive at this time.

  Mines Act permit (MEM) – the permit application will include details of initial development, construction, operation and closure of the mine, as well as a detailed reclamation plan, and provisions for environmental protection. The permit application will also require posting of appropriate financial securities to cover reclamation and closure costs.

  The BCMEM will be responsible for issuing a Mines Act permit approving the mine work system and reclamation program. The mine permit, issued by the Chief Inspector of Mines, will include details of the mining and reclamation plan, as well as provisions for environmental protection, including run-off control, land conservation measures to protect land and watercourses impacted by the operation, and closure planning. The permit also requires that the proponent post an appropriate financial security to cover reclamation and closure costs in the event that the operator fails to complete the work as outlined in the approved plan.

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Environmental Management Act Permits (MOE; Environmental Protection Division) – permit applications will be required for effluent discharges including wastewater and air emissions, as well as for fuel storage, solid waste and special waste storage and handling, and sewer construction.

The BCMOE (Environmental Protection Division) implements the requirements of the Environmental Management Act for waste discharges (i.e., effluents) which include water and air. This legislation, combined with the Waste Management Act , creates the statutory background for governing environmental protection in British Columbia. The Environmental Management Act prescribes, through the Waste Discharge Regulations, that certain industries, trades, businesses, operations or activities are prohibited from discharging waste. Schedules 1 and 2 of the Waste Discharge Regulation identify those facilities that must obtain ministry authorization to discharge waste into the environment. The Act specifically identifies the coal mining industry as a regulated activity requiring authorization. The Environmental Protection Division has developed practices that must be followed to obtain authorization for effluent discharges from the project.

Water Act (MOE; Water Stewardship Division) - water license approval to divert and use surface water will allow the license holder to divert water for the project.

A water license approval under the Water Act to divert and use surface water will allow the license holder to divert water for the project. The Water Act is implemented and approvals issued by BCMOE Water Stewardship Division. Water withdrawals will be for a specified amount of water measured in cubic meters per year. However, the amount that is withdrawn can be altered or revised based upon the time of diversion and flows in the streams or rivers. Low-flow periods in late summer or early fall often require on-site storage to accommodate periods of time where the right to divert is limited.

Changes “in and about a stream” are addressed in Section 9 of the Water Act and also require an approval by the BCMOE Water Stewardship Division under the Water Regulations for BC. Approvals issued under this regulation can include consultation with other agencies, including Fisheries and Oceans Canada (DFO).

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Fisheries Act (S. 37) (DFO) - based upon the use of a transportation route within Williston Lake, and potential impacts to fish habitat in the Lake, Carbon Creek, and tributaries of Carbon Creek, a federal permit under the Act will likely be required for the project.

Based upon the proximity of the project to Williston Lake, and potential impact to fish habitat in the Lake and tributaries of Williston Lake including Carbon Creek, a federal permit under the Fisheries Act could be required for the project. This permit would be issued by DFO. Commonly, impacts to fish habitat are offset by a requirement to construct water features to offset “harmful alteration, disruption or destruction (HADD)” of fish habitat from the project (Section 37, Fisheries Act).

20.7	COMMUNITY RELATIONS

In conjunction with the environmental baseline and effects assessment programs being conducted as part of the comprehensive EA program, Cardero is undertaking its corporate responsibility by engaging and consulting with First Nations and local community stakeholders. Cardero is committed to developing and maintaining positive working relationships with First Nations and communities through actively arranging for opportunities to meet and provide information regarding the project and receive information to assist in establishing an open and transparent process. Recent court decisions have dictated a consultation obligation in relation to First Nations to proponents, and Cardero is taking those obligations seriously.

The Carbon Creek project falls within the traditional territories of Treaty 8 First Nations; as a result, Cardero is developing a comprehensive consultation program with several of the most - affected First Nations: Saulteau FN, West Moberly FN, Halfway River FN, McLeod Lake Indian Band, and the Tsay Keh Dene FN. Cardero has arranged, and continues to participate in, meetings with each of the First Nations to discuss the project with the goal of moving towards a Memoranda of Understanding on how to consult and communicate in a collaborative working relationship, and enter discussions on potential Impact/Benefit Agreements. Cardero is in the process of arranging meetings with those First Nations.

Consultation activities have included:

Introductory letters and meetings
Provision of information regarding exploration plans and programs
Regular e-mail and telephone updates
Attendance and support of community events
General relationship-building.

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Cardero is in the process of establishing mutually-beneficial relationships with the communities of Hudson’s Hope, Mackenzie, Chetwynd and other regional municipalities (e.g., Peace River Regional District) and is sensitive to needs and concerns of these local communities, in particular, hiring policies and socio-economic challenges. For example, Cardero is working with the community of Hudson’s Hope and other partners (i.e., FNs, BC Hydro, Talisman Energy) by participating in, and contributing to, the Medical Services Committee with the goal of securing a full-time physician to service the Health Centre in Hudson’s Hope to satisfy the needs of the community when the population increases due to further industrial development.

Cardero has been proactive in developing relationships with FNs and communities and continues to foster those relationships. Engagement activities commenced in July 2010 and have continued through to the current 2012 field campaign. Cardero will continue with its own consultation program, but will also participate with the BCEAO in the review of the project by participating in community open houses in relation to the project, as well as contribute to FN involvement where required by Government Direction.

20.8	SAFETY AND HEALTH

Cardero commits to the application, fostering and continual development of a safety culture for all employees, consultants and contractors, the tracking and reporting of health and safety performance measures and progress towards the development of corporate and operation-specific Health and Safety Management System, to be established throughout mine development and operations, consistent with the OHSAS 18001 standard. The H&S policy has been applied to all field activities undertaken during the 3-year exploration drilling program, and elements of a more comprehensive and widely-applied corporate H&S program have, and continue to, evolve, as the project expands in scope.

20.9	MINE CLOSURE

20.9.1	Remediation and Reclamation Requirements

The reclamation and closure plan will address the reclamation of all disturbed areas, removal of all structures not required for on-going reclamation monitoring and maintenance, final land use objectives, and any other closure issues and will be in compliance with requirements of the BCMEM and the BCMOE.

20.9.1.1 General Land Use Objectives

The pre-mining land use of the area being disturbed is usually assumed to be the post-mining land used unless a higher and better use can be demonstrated for the land. The pre-mining land use for this mine area is commercial forest use and the post-mining land use will be returned to same. Wildlife use will potentially be improved as the re-vegetated mine areas will provide increase forage and shelter as the new forest matures. In addition, the recreation potential of this area will improve as access will be provided for hunting, fishing, and hiking uses.

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20.9.1.2 Proposed Reclamation and Mine Closure Plan

The mine closure plan will include the following items:

Schedule of reclamation and mine closure activities
Assessment of infrastructure requirements post-mine closure
Schedule for removal of all unnecessary buildings, coal processing plant, conveyors, coal stockpile areas and other assorted mine infrastructure
Plans for final reclamation of all remaining un-reclaimed surface mine areas and underground mine portals
Plans for replacement of topsoil/subsoil on final reclamation areas
Construction of any required final erosional control structures
Selection of plant species, soil amendments, mulching for final reclamation
Plans for site monitoring and maintenance after final land reclamation is complete
Plans for any reclamation research.

20.9.2	Remediation and Reclamation Costs

Final reclamation costs will include the cost of re-grading the final pit and roads, removing structures, replacing soil, and re-vegetation. The contour mines will be reclaimed as the mine progresses and costs for that reclamation are included in mine operating costs. Much of the area mines will be reclaimed by backfilling the pit as those mines progress. The remaining volumes at the end of production are estimated to be 21Mbcm. Costs of conducting the reclamation tasks noted above after the end of production are estimated to be $36M. Per the terms of the Coal Lease Agreement with the Peace River Partnership, annual contributions to an escrow account based on the expected costs of final reclamation are required. These costs are included on an annual basis in the direct mining costs for the surface mines.

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21	CAPITAL AND OPERATING COSTS

21.1	CAPITAL REQUIREMENTS

As noted in Section 16, there are three mining methods employed in this project each with its own capital requirements. In addition, capital is required for project infrastructure and coal handling and processing. Table 21.1 summarizes the total capital by category, excluding leased equipment.

TABLE 21.1 TOTAL CAPITAL REQUIREMENTS ($M)

Description	Capital to First Production	Cumulative Capital to Full Production	Sustaining Capital	Cost to Purchase ($M)
Surface and Highwall Mining	$1	$2	$44	$46
Underground Mining Operations	$2	$55	$188	$243
Coal Handling and Transportation	$103	$179	$73	$252
Coal Processing Plant	$23	$73	$13	$86
Project Infrastructure	$44	$91	$6	$97
Other	$24	$31	$8	$39
Contingency	$20	$44	$32	$76
Total	$217	$475	$364	$839

As noted, the above table does not include the cost associated with the planned leasing of all major surface and underground mining equipment. The total value of the mining equipment being leased is $180M. Annual lease payments at full production total $27M and $19M for surface equipment and underground equipment respectively for the duration of the respective five and three year terms. All equipment is assumed to be purchased at the end of the lease term for the stated residual value. Replacement equipment is assumed to be leased under the same terms. Additional details are provided below in the surface and underground mine sections.

21.2	SURFACE AND HIGHWALL MINING OPERATIONS

The majority of surface mining equipment is planned to be leased. Projected terms include a 5 year lease with a 20% residual and a lease rate factor of $18,240 per $1.0M leased. Table 21.2 below is a listing of the equipment planned for the surface mining operation which is planned to be leased.

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TABLE 21.2 SURFACE MINE LEASED EQUIPMENT

Equipment	Type	Quantity	Life (hours)	Cost to Purchase ($M)
Hitachi EX3600	Backhoe	4	78,000	$31
CAT 789	Truck	16	90,000	$55
CAT D10T	Dozer	4	75,000	$5
CAT D9	Dozer	1	75,000	$1
CAT 785D H2O	Truck	3	80,000	$3
CAT 16M	Grader	4	80,000	$4
75,000 lb. Class	Drill	4	60,000	$6
CAT 992	Loader	2	80,000	$4
CAT 777	Truck	9	90,000	$14
CAT 385C	Excavator	2	60,000	$2
Total	N/A	N/A	N/A	$125

Lease payments are approximately $27M annually for the five year term for a total of $135M and are included in the direct cash mining costs. The purchase cost at the end of the lease term is $25M which is included in sustaining capital for the surface mine.

Also included in capital for the surface mine is an estimated $1M annually for support equipment which includes light plants, pumps, fuel and lube trucks, light vehicles, fork lifts, utility loaders, etc.

Acquisition costs are based on the Western Mine and Mill Cost Estimating Guide and Norwest’s experience. Cost estimates include freight, erection and applicable taxes. Lease terms are based on estimates from an equipment leasing company.

Highwall mining is planned to be carried out by a contract operator and no capital has been included for the highwall mining operation.

21.3	UNDERGROUND MINING OPERATIONS

Capital for the underground mining operations includes mining equipment and infrastructure. The major mining equipment is planned to be leased. Table 21.3 summarizes the underground mine operations capital that will be purchased.

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TABLE 21.3 UNDERGROUND MINING OPERATIONS EXCLUDING LEASED EQUIPMENT

Description	Capital to First Production	Cumulative Capital to Full Production	Sustaining Capital	Total ($M)
Surface Electrical Distribution Systems		$7	$12	$19
Ventilation Systems		$5	$5	$10
Water Supply and Handling Systems	$2	$5	$10	$15
Portals and Highwall Stabilization		$6	$8	$14
Methane Handling Systems			$27	$27
Section Equipment Rebuilds			$22	$22
Underground Conveyor Systems		$4	$19	$23
Underground Electrical Distribution
Systems		$3	$18	$21
Mine De-watering Systems		$2	$15	$17
Men and Materials Transportation
Equipment		$9	$26	$35
Small Equipment, Rock Dusting Systems,
Etc.		$14	$26	$40
Total	$2	$55	$188	$243

Major mining equipment planned to be leased includes the complete continuous miner section equipment consisting of the continuous miner, shuttle cars, roof bolters, feeder breakers, scoops and mobile roof supports. The purchase cost is estimated to be $10M per section. There are seven sections included in the leased equipment schedule, six in production and one in construction.

Projected terms include a 3 year lease with no residual and a lease rate factor of $31,781 per $1.0M leased. Lease payments are approximately $4M per section annually for a total of $12M per section over the three year lease. The equipment is assumed to be purchased at the end of the three year lease terms, rebuilt and operated for four years and then be replaced with new leased equipment on the same terms. Total lease payments for all sections for the life of the mine are approximately $172M. Rebuild costs are included in sustaining capital for the underground mining operations and lease payments are included in direct cash mining costs.

The purchase cost of leased equipment is based on Norwest’s experience, lease terms are based on an estimate from an equipment leasing company.

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21.4	COAL HANDLING AND TRANSPORTATION SYSTEMS

Coal handling and transportation capital includes costs for handling, storing and transporting ROM coal from the portals for underground coal and the truck dumps for surface coal to the coal preparation plant and the clean coal to the barge loadout through to the rail car at MacKenzie. Table 21.4 summarizes the major categories of expenditures.

TABLE 21.4 COAL HANDLING AND TRANSPORTATION SYSTEMS

Description	Capital to First Production	Cumulative Capital to Full Production	Sustaining Capital	Total ($M)
ROM Underground Transfers and Sizing		$16	$2	$18
ROM Overland Conveyors		$8	$31	$39
ROM Truck Dumps and Primary Sizing	$4	$9	$2	$11
ROM Coal Storage Domes and Feed
Conveyors	$23	$46	$2	$48
Emergency Storage System	$3	$5	$1	$6
Clean Coal Transfer and Storage Domes	$8	$30	$3	$33
Barge Loading and Unloading Systems	$15	$15		$15
Barges and Tugs	$38	$38	$32	$70
Rail Loop	$12	$12		$12
Total	$103	$179	$73	$252

Design of the coal handling and transportation systems and cost estimates are based on Norwest’s experience in designing, costing, and managing the construction of similar systems and on discussions with various equipment manufacturers.

Barge loading and unloading systems, barges and tugs and the rail loop cost estimates were provided by Cardero from the transportation study described in Section 18.7.5. These estimates are considered reasonable by Norwest.

21.5	COAL PROCESSING PLANT

As noted in Section 17, the coal processing plant has been designed by Norwest. The capital cost estimate was also prepared by Norwest based on its extensive experience in designing, costing and managing the construction of similar plants around the world. Capital costs to first production of $23M include $8M for a partial coal processing plant to facilitate washing coal until the primary plant is completed in 2015. After the primary plant is operational, the partial facility may be converted to washing thermal coal. The capital cost of the primary plant is estimated at $65M.

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21.6	PROJECT INFRASTRUCTURE

Project infrastructure includes offices, shops, electric power distribution systems, access roads, haul roads and water management facilities and structures. Table 21.5 below summarizes the major categories of expenditures.

TABLE 21.5 PROJECT INFRASTRUCTURE

Description	Capital to First Production	Cumulative Capital to Full Production	Sustaining Capital	Total ($M)
Office Buildings	$5	$10		$10
Main Shop and Warehouse	$7	$15		$15
Portal Shop and Warehouse	$3	$6	$6	$12
Power to Site and Substation	$5	$18		$18
Power Distribution and Substations within Site	$13	$24		$24
Site Access Road Upgrade	$2	$3		$3
Haul Roads	$6	$6		$6
Water Treatment and Management Facilities	$1	$2		$2
Fire Protection Systems		$2		$2
Site Prep, Fuel Depot, Explosives Storage, Other	$2	$5		$5
Total	$44	$91	$6	$97

Norwest prepared the designs and cost estimates for the buildings, shops, roads, water management facilities and ancillary infrastructure. Electric power distribution systems and costs were provided by two electrical engineering firms, one for offsite power and one for onsite power.

21.7	OTHER CAPITAL

This category includes construction mobilization and management costs, offsite infrastructure and drilling, engineering and permitting costs. Table 21.6 below summarizes the major categories of expenditures.

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TABLE 21.6 OTHER CAPITAL EXPENDITURES

Description	Capital to First Production	Cumulative Capital to Full Production	Sustaining Capital	Total ($M)
Construction Mobilization and Management	$8	$8		$8
Drilling, Engineering and Permitting	$13	$19	$8	$27
Offsite Infrastructure	$3	$4		$4
Total	$24	$31	$8	$39

Construction mobilization and management are based on percentages of various projects. Drilling, engineering and permitting includes costs to bring the project into production, the sustaining capital is for future in-fill drilling for operations support. Offsite infrastructure includes and office and employee housing in Hudson’s Hope and estimated costs to upgrade the Johnson Creek Road.

21.7.1	Contingency

A contingency of 10% of capital costs has been included in the capital cost estimate as a separate line in Table 21.1 above. The contingency is not included in the cost of each item.

21.8	OPERATING COSTS

Direct mine costs for each of the mining methods described in Section 16 include labor and benefits, operating supplies, maintenance costs, contract services, coal processing costs, other costs such as overhead, employee transportation and training costs, and final closure funding. Equipment leasing costs are shown separately as a direct mining cost. Table 21.7 summarizes the direct mining costs for each of the mining methods and areas.

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TABLE 21.7 DIRECT MINING COST SUMMARY (000’S)

	2015	2016	2017	2018	2019	Average 2020- 2024	Average 2025- 2029	Average 2030- 2034	Total
Northern Surface Mine
Direct Costs	$20,819	$45,128	$55,000	$49,533	$49,291	$53,559	$51,192	$52,047	$1,008,619
Cost per ROM Tonne	$24	$32	$38	$67	$70	$45	$45	$42	$43
Cost per Clean Tonne	$41	$49	$58	$113	$119	$78	$72	$65	$69
Central Surface Mine
Direct Costs	$17,903	$43,100	$51,780	$50,646	$50,646	$60,693	$64,947	$41,920	$1,056,727
Cost per ROM Tonne	$39	$38	$50	$57	$57	$27	$22	$27	$26
Cost per Clean Tonne	$66	$59	$77	$91	$91	$51	$36	$49	$44
Highwall Mining
Direct Costs	$0	$19,548	$19,548	$19,548	$19,548	$19,548	$15,365	$9,774	$301,624
Cost per ROM Tonne	$0	$17	$17	$17	$17	$17	$17	$17	$17
Cost per Clean Tonne	$0	$44	$41	$40	$38	$41	$44	$44	$42
Underground Mine
Direct Costs	$3,450	$21,720	$62,638	$101,812	$124,639	$129,685	$117,211	$107,728	$2,087,374
Cost per ROM Tonne	$0	$52	$40	$39	$38	$35	$37	$35	$36
Cost per Clean Tonne	$0	$76	$59	$60	$60	$57	$67	$72	$63
Surface Mine Equipment
Lease Costs	$27,307	$27,307	$27,307	$27,307	$20,480	$0	$1,178	$4,712	$165,985
Underground Equipment
Lease Costs	$0	$1,430	$6,674	$14,301	$19,069	$7,055	$12,109	$6,865	$171,617
Total Direct Mine Costs	$69,478	$158,233	$222,946	$263,147	$283,672	$270,540	$262,001	$223,046	$4,791,947
Total Direct Cost per Clean Tonne	$88	$66	$71	$83	$80	$58	$55	$63	$61

21.9	BASIS FOR COST ESTIMATES

Costs are stated in US dollars and include a 10% contingency. Details of the basis for direct mining costs estimates by category are discussed below.

Labor costs are based on the manpower requirements detailed in Section 21.12. Wage and benefit rates are based on Norwest’s knowledge of regional wage rates and general experience in the industry.

Average surface mine hourly wages are estimated at $34 per hour with a benefits rate of 32%. Overtime is estimated at 5% of straight time. Paid leave is covered by adequate staffing levels and some overtime. Average annual pay for hourly surface mine employees excluding benefits is estimated at $76,000.

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Average underground mine hourly wages are estimated at $35 per hour with a benefits rate of 32%. Overtime is estimated at 5% of straight time. Paid leave is covered by adequate staffing levels and some overtime. Average annual pay for hourly underground mine employees excluding benefits is estimated at $78,000.

Management wages range from $42,000 annually to $225,000 annually for clerical and senior management respectively including a provision for incentive pay ranging from 5% to 25% depending on the position. Average annual pay for management employees, including the provision for incentive pay, is $141,000 for main office administration, $147,000 for surface mine management and $155,000 for underground mine management.

Surface mine equipment operating and maintenance costs are based on the operating hours from the mine plan and the 2011 Western Mine and Mill Cost Guide. Norwest increased costs from the Guide to account for inflation and locality and adjusted diesel fuel to reflect recent rates of $3.96 per US gallon.

Explosives costs are based on blasting 94% of the material moved at a powder factor of 0.4 per KG/BCM. Unit costs for blasting agents are estimated at $.55 and $.66 per KG for ANFO and emulsion respectively. Total blasting costs assume an 80/20 blend of ANFO and emulsion, 15% for blasting components and 10% for downhole loading service. Blasting costs average $.27 per BCM.

Contract services are estimated based on Norwest’s experience with similar operations and include costs such as lab costs, building maintenance, consulting fees for geologic and engineering studies, environmental monitoring costs, computer services, and contract maintenance.

General mine support costs are also based on Norwest’s experience with similar operations and include fuel and maintenance costs for support equipment, pit pumping and water management, miscellaneous operating supplies and tools, office supplies, and office utilities.

Employee transportation costs include the estimated costs of transporting employees by bus from nearby towns. The bussing costs are estimated at $3,250 per employee per year.

Employee housing assistance includes costs for a program designed to assist employees in establishing permanent housing in the area. The program can pay up $12,000 per employee per year for up to five years for each employee.

The final reclamation fund is established per the terms of the Coal Lease Agreement with the Peace River Partnership which requires annual contributions to an escrow account based on the expected costs of final reclamation. Norwest estimated the costs of final reclamation at $36M and has included an estimated annual contribution in direct mining costs.

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Coal processing costs are based Norwest’s experience with plants of similar design and operating schedule. Norwest prepared a detailed cost estimate for operating this plant given the specific coals being processed, the operating schedule required to meet the annual production requirements and the local operating environment. Plant operating costs include labor, maintenance and consumables and are estimated to average $4/t ROM.

Highwall mining is assumed to be contracted. The rate per ROM tonne of $13 is based on discussions with several highwall mining contract operators.

Underground mine maintenance and operating costs are based on Norwest’s experience with similar mines and equipment. Unit costs for each major category of materials and supplies, including roof control, equipment maintenance, and mine extension costs were applied to the annual ROM tonnes produced to arrive at estimated costs for these categories.

A table of direct mining costs by category and year for each mining method are included below.

21.9.1	Northern Surface Mine Direct Mining Cost

Direct mining costs details for the Northern surface mine are shown Table 21 .8.

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TABLE 21.8 NORTHERN SURFACE MINE DIRECT MINING COST DETAIL (000’S)

	2015	2016	2017	2018	2019	Average 2020- 2024	Average 2025- 2029	Average 2030- 2034	Total
Operating Labor and Benefits	$2,881	$8,218	$10,577	$9,882	$9,851	$10,403	$10,266	$10,389	$197,604
Mine Management Labor and Benefits	$2,650	$2,650	$2,650	$2,650	$2,650	$2,650	$2,650	$2,650	$56,317
Administration Labor and Benefits	$1,443	$1,443	$1,443	$1,443	$1,443	$1,443	$1,443	$1,443	$30,664
Equipment Operating Costs	$5,602	$16,820	$21,918	$20,987	$20,946	$21,685	$21,501	$21,666	$412,519
Explosives	$807	$2,690	$3,587	$3,587	$3,587	$3,587	$3,587	$3,587	$68,413
Contract Services	$250	$500	$500	$500	$500	$500	$350	$250	$7,750
General Mine Support - Other	$1,056	$1,680	$1,648	$871	$836	$1,454	$1,300	$1,438	$27,050
Employee Transportation	$66	$221	$295	$295	$295	$295	$295	$295	$5,623
Employee Housing Assistance	$245	$816	$1,089	$1,089	$1,089	$1,019	$0	$0	$9,530
Final Reclamation Fund	$850	$850	$850	$850	$850	$850	$850	$850	$17,850
Processing and Coal Handling	$3,076	$5,137	$5,445	$2,877	$2,764	$4,804	$4,296	$4,750	$88,549
Contingency	$1,893	$4,103	$5,000	$4,503	$4,481	$4,869	$4,654	$4,732	$91,693
Total Direct Costs	$20,819	$45,128	$55,000	$49,533	$49,291	$53,559	$51,192	$52,047	$1,013,562
Direct Cost per ROM Tonne	$24	$32	$38	$67	$70	$45	$45	$42	$43
Direct Costs per Clean Tonne	$41	$49	$58	$113	$119	$78	$72	$65	$69

21.9.2	Central Surface Mine Direct Mining Cost

Direct mining costs details for the Northern surface mine are shown Table 21.9

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TABLE 21.9 CENTRAL SURFACE MINE DIRECT MINING COST DETAIL (000’S)

	2015	2016	2017	2018	2019	Average 2020- 2024	Average 2025- 2029	Average 2030- 2034	Total
Operating Labor and Benefits	$2,510	$7,960	$10,167	$10,023	$10,023	$11,326	$11,993	$7,374	$195,061
Mine Management Labor and Benefits	$2,650	$2,650	$2,650	$2,650	$2,650	$2,650	$2,650	$2,650	$56,317
Administration Labor and Benefits	$1,443	$1,443	$1,443	$1,443	$1,443	$1,443	$1,443	$1,443	$30,664
Equipment Operating Costs	$5,106	$16,475	$21,369	$21,176	$21,176	$22,921	$23,815	$14,700	$394,472
Explosives	$807	$2,690	$3,587	$3,587	$3,587	$3,587	$3,587	$2,232	$61,639
Contract Services	$250	$500	$500	$500	$500	$500	$500	$450	$9,500
General Mine Support - Other	$641	$1,392	$1,190	$1,029	$1,029	$2,486	$3,232	$1,911	$43,426
Employee Transportation	$66	$221	$295	$295	$295	$295	$295	$183	$5,067
Employee Housing Assistance	$245	$816	$1,089	$1,089	$1,089	$903	$0	$0	$8,952
Final Reclamation Fund	$850	$850	$850	$850	$850	$850	$850	$850	$17,850
Processing and Coal Handling	$1,706	$4,185	$3,932	$3,400	$3,400	$8,214	$10,678	$6,315	$142,655
Contingency	$1,628	$3,918	$4,707	$4,604	$4,604	$5,518	$5,904	$3,811	$96,066
Total Direct Costs	$17,903	$43,100	$51,780	$50,646	$50,646	$60,693	$64,947	$41,920	$1,061,670
Direct Cost per ROM Tonne	$39	$38	$50	$57	$57	$27	$22	$27	$26
Direct Costs per Clean Tonne	$66	$59	$77	$91	$91	$51	$36	$49	$44

21.9.3	Highwall Mining Direct Mining Cost

Direct mining costs details for the Highwall Mining are shown Table 21.10.

TABLE 21.10 HIGHWALL MINING DIRECT MINING COST DETAIL (000’S)

	2015	2016	2017	2018	2019	Average 2020- 2024	Average 2025- 2029	Average 2030- 2034	Total
Contract Mining Costs	$0	$11,700	$11,700	$11,700	$11,700	$11,700	$9,196	$5,850	$180,531
Coal Hauling Labor	$0	$1,006	$1,006	$1,006	$1,006	$1,006	$791	$503	$15,527
Coal Hauling Equipment Cost	$0	$1,348	$1,348	$1,348	$1,348	$1,348	$1,059	$674	$20,793
Processing Costs	$0	$3,717	$3,717	$3,717	$3,717	$3,717	$2,922	$1,859	$57,353
Contingency	$0	$1,777	$1,777	$1,777	$1,777	$1,777	$1,397	$889	$27,420
Total Direct Costs	$0	$19,548	$19,548	$19,548	$19,548	$19,548	$15,365	$9,774	$301,624
Direct Cost per ROM Tonne	$0	$17	$17	$17	$17	$17	$17	$17	$17
Direct Costs per Clean Tonne	$0	$41	$41	$39	$39	$43	$48	$44	$43

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21.9.4	Underground Mining Direct Mining Cost

Direct mining costs details for Underground Mining are shown Table 21.11

TABLE 21.11 UNDERGROUND MINING DIRECT MINING COST DETAIL (000’S)

	2015	2016	2017	2018	2019	Average 2020- 2024	Average 2025- 2039	Average 2030- 2034	Total
Operating Labor and Benefits	$0	$7,180	$21,539	$35,898	$43,077	$43,077	$43,077	$38,770	$732,316
Mine Mgmt Labor and Benefits	$0	$2,344	$7,032	$11,719	$14,063	$14,063	$14,063	$12,657	$239,076
Administration Labor and Benefits	$2,886	$2,886	$2,886	$2,886	$2,886	$2,886	$2,886	$2,886	$57,720
Materials and Supplies	$0	$1,744	$6,413	$10,569	$13,469	$14,748	$12,981	$12,170	$231,687
Mine Extension	$0	$523	$1,924	$3,171	$4,041	$4,424	$3,894	$3,651	$69,506
Maintenance and Repairs	$0	$1,163	$4,275	$7,046	$8,979	$9,832	$8,654	$8,113	$154,458
Electricity	$0	$504	$1,853	$3,053	$3,891	$4,261	$3,750	$3,516	$66,932
Contract Services	$0	$194	$713	$1,174	$1,497	$1,639	$1,442	$1,352	$25,743
Other	$0	$388	$1,425	$2,349	$2,993	$3,277	$2,885	$2,704	$51,486
Employee Transportation	$0	$136	$499	$822	$1,048	$1,147	$1,010	$947	$18,020
Employee Housing Assistance	$0	$834	$2,502	$4,170	$5,004	$5,004	$0	$0	$37,530
Employee Training	$250	$250	$0	$0	$0	$0	$0	$0	$500
Processing and Coal Handling	$0	$1,601	$5,885	$9,700	$12,361	$13,536	$11,913	$11,169	$212,637
Contingency	$314	$1,975	$5,694	$9,256	$11,331	$11,790	$10,656	$9,793	$189,761
Total Direct Costs	$3,450	$21,720	$62,638	$101,812	$124,639	$129,685	$117,211	$107,728	$2,087,374
Direct Cost per ROM Tonne	$0	$52	$40	$39	$38	$35	$37	$35	$36
Direct Costs per Clean Tonne	$0	$76	$59	$60	$60	$57	$67	$72	$63

21.9.5	Manpower Requirements

Manpower requirements were developed from the production levels and operating schedules for the surface and underground mines. A detailed manning table covering all the required positions by shift was developed for each mining operation. A detailed manning table was also developed for all mine management, administration, supervision and support staff. The manpower levels are based on Norwest’s experience with similar size operations.

Manpower requirements to operate and maintain the surface and underground mines and coal processing plant are shown in Table 21.12.

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TABLE 21.12 MANPOWER REQUIREMENTS – SURFACE MINE AND UNDERGROUND MINE

Area	2014	2015	2016	2017	2018	2019	Steady State
Administration	20	41	41	41	41	41	41
Surface Mine Management	18	36	36	36	36	36	36
Surface Mine Hourly	70	70	140	244	244	244	244
Underground Mine Management			34	64	85	91	91
Underground Mine Hourly			66	199	330	397	397
Prep Plant		33	67	67	67	67	67
Totals	108	180	384	651	803	876	876

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22	ECONOMIC ANALYSIS

22.1	PRINCIPAL ASSUMPTIONS

As noted in Section 21, all costs are stated in US dollars and include a contingency of 10%. The cash flow and financial analysis is presented in constant 2012 dollars, there is no provision for inflation.

Tonnes sold are from the reserve statements provided in section 15. Selling prices of the various products are taken for the market analysis provided in Section 19. Selling expenses of 2.5% of gross revenue are based on discussions with the author of the Market Study presented in Section 19. Loading and transportation costs include loading barges at Carbon Creek, transporting the barges to Mackenzie, offloading the barges and loading the trains, rail transport to Ridley Terminal and loading into ships. The loading and transportation costs average $37 per tonne. Port costs are based on the agreement between Cardero and Ridley Terminal. Barging, rail, and loading costs were provided by Cardero and are considered reasonable estimates by Norwest.

Direct Mining Costs are described in detail in Section 21 of this report.

Corporate overhead is included at 1.5% of direct mining costs and production taxes and are assumed to include insurance. Royalties are based on provisions of the coal leases which provide for a royalty of 5% of FOB mine revenue on freehold tonnes sold. Freehold tonnes are approximately 62% of total tonnes.

Property taxes are assumed to be 1% of the net book value of assets each year.

BC Mineral taxes are the Net Current Proceeds and Net Revenue Taxes described in the Mineral Tax Handbook available from the BC Ministry of Finance. Mineral taxes have been included at 2% of the net current proceeds until the investment in the mine has been recovered and then 13% of the net revenue.

The Net Profits Interest of the Minority Partner is based on the terms of the Carbon Creek Joint Venture Agreement which provides that the Carbon Creek Partnership is to receive a 25% net profits interest in the Carbon Creek Joint Venture. The agreement provides that Cardero is allowed to recover all of its investment in the Carbon Creek Joint Venture, except those payments to Burns affiliates for control of certain coal leases, prior to the payment of the net profits interest.

The economic results in this analysis include the payment of 25% of the net profits interest asprovided in the Carbon Creek Joint Venture Agreement such that the economics reflect the 75% of the Carbon Creek Joint Venture owned by Cardero.

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BC Provincial and Canadian Federal Income Taxes are estimated at 10% and 15% respectively of taxable income. For purposes of this analysis, taxable income is EBITDA as shown in Table 22.1 less depreciation based on Canadian Federal Income Tax regulations. Depreciation is based on the capital costs described in Section 21 of this report and the declining balance method prescribed by the Canada Revenue Agency. The majority of the capital is in Class 43 which carries a 30% depreciation rate.

Capital Expenditures are described in detail in Section 21 of this report.

The Change in Working Capital includes $10M for materials and supplies inventory and approximately 30 days coal sales revenue.

22.2	CASHFLOW

Table 22.1 summarizes cash flows from the project.

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TABLE 22.1 CASH FLOW SUMMARY (000’S)

	2013	2014	2015	2016	2017	2018	2019	Average 2020- 2024	Average 2025- 2029	Average 2030-2034	Total
Tonnes Sold
Hard Coking Coal	-	-	293	1,319	2,062	2,023	2,393	3,010	2,518	2,270	47,076
Semi Soft Coking Coal	-	-	153	710	755	961	990	1,406	2,078	1,136	26,668
Thernal	-	-	340	377	328	197	172	268	219	166	4,675
Total Tonnes Sold	-	-	786	2,405	3,145	3,181	3,554	4,684	4,814	3,572	78,419
Coal Sales Prices - FOB
Hard Coking Coal			$205	$205	$200	$200	$200	$200	$200	$200	$200
Semi Soft Coking Coal			$140	$140	$137	$137	$137	$137	$137	$137	$137
Thernal			$119	$119	$115	$115	$115	$115	$115	$115	$116
Gross Coal Sales
Revenue
Hard Coking Coal	-	-	$60,067	$270,364	$412,423	$404,637	$478,527	$601,978	$503,504	$453,976	$9,423,313
Semi Soft Coking Coal	-	-	$21,438	$99,331	$103,469	$131,662	$135,605	$192,587	$284,646	$155,682	$3,656,080
Thernal	-	-	$40,408	$44,817	$37,668	$22,641	$19,750	$30,837	$25,132	$19,077	$540,518
Total Gross Revenue	-	-	$121,913	$414,512	$553,560	$558,940	$633,881	$825,403	$813,283	$628,736	$13,619,911
Cash Costs of Sales
Selling Expenses	-	-	$3,048	$10,363	$13,839	$13,974	$15,847	$20,635	$20,332	$15,718	$340,498
Loading and
Transportation Costs	-	-	$28,875	$88,383	$115,575	$116,905	$130,616	$172,129	$176,906	$131,276	$2,881,911
Direct Mining Costs	-	$16,534	$69,478	$158,233	$222,946	$263,147	$283,672	$270,540	$262,001	$223,046	$4,791,947
Corporate Overheads	-	-	$1,109	$2,462	$3,435	$4,019	$4,336	$4,603	$4,561	$3,835	$80,356
Royalties	-	-	$2,803	$9,837	$13,213	$13,335	$15,184	$19,708	$19,191	$15,007	$323,901
Property Tax	-	-	$4,194	$3,067	$2,387	$1,850	$1,759	$1,130	$898	$299	$24,894
BC Mineral Taxes	-	-	$248	$2,843	$3,643	$2,914	$3,649	$35,184	$41,192	$32,312	$556,735
Total Cash Costs of
Sales	-	$16,534	$109,754	$275,187	$375,038	$416,144	$455,064	$523,928	$525,082	$421,494	$9,000,241
EBITDA	-	($16,534)	$12,159	$139,324	$178,521	$142,797	$178,817	$301,474	$288,201	$207,242	$4,619,669
Net Profits Interest of
Minority Partner	-	-	-	-	-	-	$13,046	$68,078	$66,088	$50,681	$937,279
Income Taxes
British Columbia
Provincial Tax	-	-	-	($535)	$8,227	$6,803	$10,209	$19,122	$18,872	$13,941	$284,385
Canadian Federal Tax	-	-	-	($802)	$12,341	$10,205	$15,313	$28,684	$28,308	$20,912	$426,578
Total Federal &
Provincial Taxes	-	-	-	($1,337)	$20,568	$17,008	$25,522	$47,806	$47,181	$34,854	$710,964
Cash Flow From
Operations	-	($16,534)	$12,159	$140,661	$157,953	$125,788	$140,249	$185,590	$174,933	$121,707	$2,971,427

Capital Expenditures	$19,800	$196,955	$214,787	$15,485	$28,204	$21,051	$54,599	$29,162	$23,851	$4,519	$838,536
Change in Working
Capital	-	$10,000	$7,499	$18,815	$9,032	$326	$4,946	$7,359		($13,067)	-

Net Cash Flow	($19,800)	($223,488)	($210,128)	$106,361	$120,718	$104,411	$80,704	$149,069	$151,082	$130,255	$2,132,891

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
22-3

As described in Section 16 of this report, the mine is planned to operate for 20 years utilizing surface, highwall and underground mining methods excluding pre-production development and construction time. The surface mine begins operations in Q4 2014 producing a small amount of coal. Surface mining continues to expand in 2015 with coal being processed through the temporary plant described in Section 18. Surface mining reaches full production beginning 2017 and averages 2.9Mtpa ROM and 2.0Mtpa clean after the ramp up period. Total surface mine production over the life of the mine is 56Mt ROM and 39Mt clean.

Underground and highwall mining operations begin producing coal in 2016 with coal being processed through the primary processing plant. Highwall mining reaches full production in 2016 and averages 0.7Mtpa ROM and 0.4Mtpa clean. Underground mining reaches full production in 2020 and averages 3.0Mtpa ROM and 1.9Mtpa clean after the ramp up period. Total highwall mining production over the LOM is 14Mt ROM and 7Mt clean. Total underground production over the LOM is 51Mt ROM and 33Mt clean.

Combined production over the LOM is 121Mt ROM and 78Mt clean.

Details regarding direct mining costs are described in Section 21 while details regarding overhead and taxes and royalties are described in Section 22.1. A summary of the unit average selling prices and unit costs on a clean coal basis are shown in Table 22.2 below.

TABLE 22.2 UNIT REVENUE AND COST SUMMARY

Description	$/Tonne
Gross Revenue	$174
Selling Expenses	$4
Loading and Transportation Expenses	$37
Net Revenue FOB Mine	$133
Direct Mining Costs	$61
Overhead, Royalties and Taxes	$13
Total Cash Costs of Production	$74
Net Margin	$59
Net profits Interest	$12
Income Taxes	$9
Cash Flow from Operations	$38
Capital Expenditures	$11
Net Cash Flow	$27

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
22-4

22.3	FINANCIAL ANALYSIS

Cash outflows total $243M to first production and $453M through the end of 2015. Cash flow is positive starting in 2016 and payback occurs in early 2020 or 7 years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $145Mpa for a total net cash flow of $2.1B over the 20 year LOM for Cardero’s 75% interest.

The internal rate of return for Cardero’s 75% interest in the Carbon Creek Joint Venture is approximately 24%. Net present values at 8%, 10% and 12% are shown in the Table 22.3.

TABLE 22.3 NPV RESULTS CARDERO’S 75% INTEREST ($M)

Interest Rate	8%	10%	12%
NPV	$633	$466	$338

The internal rate of return for the entire property is approximately 27%. Net present values at 8%, 10% and 12% are shown in Table 22.4.

TABLE 22.4 NPV RESULTS 100% INTEREST ($M)

Interest Rate	8%	10%	12%
NPV	$878	$658	$492

22.4	SENSITIVITY ANALYSIS

Sensitivity of the economics regarding coal sales price, direct mining costs capital expenditures and equipment leasing were evaluated. The results are summarized in Table 22.5.

TABLE 22.5 SENSITIVITY ANALYSIS ($M)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case Pricing	24%	$633	$466	$338
High Case Pricing	27%	$819	$616	$462
Low Case Pricing	13%	$192	$99	$31
10% Increase in Direct Mining Costs	22%	$551	$397	$281
10% Increase in Capital Costs	22%	$605	$438	$312
Buy vs Lease Equipment	22%	$620	$447	$315

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
22-5

Given the high margins, the project is more sensitive to changes in coal prices than it is to changes in direct mining costs and capital costs. The 10% increase in capital cost does not result in any significant change in NPV because it delays the effect of the net profits interest.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
22-6

23	ADJACENT PROPERTIES

The Carbon Creek property lies on the northern extent of the Peace River Coal Trend; however, there are no adjacent operating coal mines with which to compare mining conditions and coal quality. The nearest operating coal mine is the Brule Coal Mine located over 90km to the southeast and too far removed to assume any similarity in conditions or results of operations.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
23-1

24	OTHER RELEVANT DATA AND INFORMATION

There is no additional data or information for this report.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
24-1

25	INTERPRETATION AND CONCLUSIONS

25.1	INTERPRETATION

Exploration to date at the Carbon Creek property has identified a Measured and Indicated coal resource of 486.9Mt. The geology type of the Carbon Creek resource area has been determined to be “Moderate” in geologic complexity in accordance with criteria set forth in GSC Paper 88-21. The Carbon Creek deposit type is further defined as having 228.7Mt of “Surface” resource and 240.2Mt of “Underground” resource in the Measured and Indicated categories.

The coal occurrence at Carbon Creek is primarily of medium volatile bituminous rank. The “geology type” is determined to be “Moderate” for the northern half of the property and is believed to be complex in the southern half, based on Geological Survey of Canada Paper 88-21. Seams have been identified that may be suitable for use as a coking coal in the metallurgical industry.

Recovery of 121Mt of ROM coal is possible through a combination of surface and underground mining methods. After washing, this coal will meet current specifications for metallurgical grade coal with ready markets in the Pacific Rim countries.

No major obstacles to constructing and operating a mining operation at Carbon Creek were identified at this stage of investigation.

Risks identified include availability of a skilled workforce, wash plant yield and multi-seam recovery from the underground mine. There are few operating underground coal mines in Canada and recruiting and training underground coal miners will be challenging. It may be possible to contract out the underground mining during start-up until such time as the contractor can be replaced with trained company miners.

CPP plant yields are based on testing samples from slim and LD cores and bulk samples from adits. Further work is necessary to improve confidence in the yields. The 2011 development drilling program was designed to collect large diameter cores for purposes of conducting additional washing tests. The results of these tests provided more accurate clean coal yields from which to estimate processing costs.

More detailed underground mine planning will be required to gain a more accurate idea of the coal recovery from mining multiple seams. Specific mine plans showing pillar locations for the next higher seams and their designs to maintain an acceptable factor of safety will be required.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
25-1

25.2	CONCLUSIONS

Based on the results of this PFS, Norwest has reached the following conclusions:

1.	There are sufficient mineable tonnes of various grades of metallurgical and thermal coal in the Carbon Creek resource area to produce approximately 4.1Mtpa saleable coal for a 20 year period.

2.	No fatal flaws have been identified at this stage of project development.

3.

Pre-production capital costs, estimated at $217M will be required to bring this project into production. Additional capital estimated at a total of $258M will be required to bring the project to full production. Sustaining capital of $364M will be required over the remaining LOM.

4.	Total Cash Costs of Production per tonne of clean coal average $74.

5.	At the base price scenario for the various products averaging $174, this Project will generate positive cash flows and achieve an IRR on investment of 24%.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
25-2

26	RECOMMENDATIONS

26.1	DEVELOPMENT DRILLING

The results of the 2012 drilling program should be included in the geological database and a new geological model produced. This will provide a better mine planning base as well as indicate where future development drilling is needed to increase confidence in the resource estimates.

26.2	MINE PLANNING REFINEMENT

Additional refinement of the geologic model along with a detailed mine plan was completed and led to the 121 Mt reserve base. At the next level of study, the surface mine plan in this report will require more detailed studies to optimize the sequence of highwall, contour, and area mining to maximize coal recovery as well as incorporating the detailed designs regarding pit access, benches, and roads.

The underground mine plan will require detailed timing of each seam and a detailed roof control plan based on a geo-technical analysis. In addition, detailed planning for conveyor configurations, ventilation plans, underground water supply and mine de-watering are required.

Also, in this report, underground mining methods were limited to the consideration of continuous mining equipment and pillar extraction. However, the geologic conditions should be further evaluated to determine if longwall mining is possible in the identified mineable blocks. Application of longwall mining could potentially increase resource recovery, increase annual underground production rates, and decrease production costs.

26.3	CHPP DESIGN AND CONSTRUCTION

Prior to proceeding with the project for detailed design and construction, the authors recommend that additional studies be performed following the completion of the prefeasibility study to better characterize the coals and ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

Additional studies and recommended data include.

Washability studies with large diameter cores.

Materials characteristics tests for the projected refuse materials.

Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation can be collected during a site data collection campaign. For the purposes of this study, regional data was used to estimate the effective loading.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
26-1

26.4	GEOTECHNICAL STUDIES

Geotechnical sampling and detailed core logging from the 2012 exploration program should augment similar work undertaken during and following the 2011 exploration program. Results should be analyzed and used to develop surface and underground mine design parameters.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study using best practices and information from similar projects in the area, although site construction will require further studies.

26.5	WATER SUPPLY – HYDROLOGY

Additional work on the property included well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data. This data should be analyzed and modeled to determine groundwater impacts on mining and to design water management systems.

A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

26.6	PRODUCT COAL TRANSPORTATION

Norwest recommends that further detailed designs, plans and cost estimates for the proposed barge transportation of coal be prepared in the feasibility study.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
26-2

27	REFERENCES

Canadian Securities Administrators, 2011, National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1, Technical Report, and Companion Policy 43- 101CP.

CIM Standing Committee on Reserve Definitions, 2004, CIM Definition Standards on Mineral Resources and Reserves.

CostMine InfoMine USA, Inc. Mining Cost Service, 2010.

Henchel, Lawrence D., PG, Technical Report, Carbon Creek Coal Property, British Columbia, Canada, June 3, 2011

Hughes J.D. et al., 1989, Paper 88- 21: A standardized coal Resource/Reserve reporting system for Canada, Geological Survey of Canada (GSC), Energy, Mines and Resources Canada.

InfoMine USA, Inc., Mine and Mill Equipment Costs: An Estimators Guide, 2010

Mathews, W.H., 1945: Preliminary Report on the Coal Deposits of Carbon Creek, B.C. Department of Mines.

Stines, Norman G., 1943: Report on Carbon River Coal Deposits, Peace River, British Columbia.

Trend Exploration Limited, 1971: A Report on the Coking Coal Potential of the Carbon Creek – Williston Lake Area, British Columbia, Trend Exploration Limited.

Utah, 1972 exploration report by Birholz, D.O. and D.S. Fullerton, 1972: Carbon Creek Coal Basin Progress Report 1971 Field Season, Mineral Exploration & Development Department, Utah International Inc.

Utah, 1973 exploration report by Fullerton, D.S., 1973: Carbon Creek Coal Basin Summary Report 1972 Field Season, Exploration Department, Utah Mines Ltd.

Utah, 1974 exploration report by Fullerton, D.S. and D.N. leNobel, 1974: Report of Exploration Activities 1973 Field Season, Coal Exploration Department, Utah Mines Ltd.

Utah, 1975 exploration report by LeNobel, D.N. and R. Karst, 1976: 1975 Report of Exploration Activities on the Carbon Creek Property in the Liard Mining Division, Utah Mines Ltd.

Utah, 1976 exploration report by LeNobel, D.N., 1976: 1976 Report of Exploration Activities on the Carbon Creek Property in the Liard Mining Division, Utah Mines Ltd.

Utah Mines Ltd., 1976: Carbon Creek Coal Development Prospectus, Utah Mines Ltd.

Utah Mines Ltd., 1976: Carbon Creek Coal Development Report on Alternative Access Roads, Utah Mines Ltd.

Utah, 1981 exploration report by Janes T.W. and D.N Duncan, 1982: 1981 Report of Exploration Activities on the Carbon Creek Property, Utah Mines Ltd.

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
27-1

28	ILLUSTRATIONS

FIGURE 1.1	GENERAL LOCATION MAP
FIGURE 1.2	RESOURCE PLAN 2012
FIGURE 1.3	SEAM 14 FLOOR ELEVATION CONTOUR PLAN
FIGURE 4.1	PROPERTY AND REGIONAL INFRASTRUCTURE MAP
FIGURE 4.2	COAL LICENSE APPLICATION AREAS
FIGURE 6.1	UTAH MINES LIMITED EXPLORATION AREAS
FIGURE 7.1	GENERALIZED STRATIGRAPHIC COLUMN
FIGURE 7.2	STRATIGRAPHIC CROSS-SECTION
FIGURE 7.3	MAJOR SEAM CROP & SYNCLINE AXIS
FIGURE 7.4	CROSS SECTIONS A-A’ AND B-B’
FIGURE 7.5	CROSS SECTION C-C’
FIGURE 7.6	SEAM 14 FLOOR ELEVATION CONTOUR PLAN
FIGURE 10.1	DRILL HOLE PLAN 2012
FIGURE 14.1	RESOURCE PLAN 2012
FIGURE 14.2	3D BLOCK MODEL BELOW TOPOGRAPHY
FIGURE 14.3	CROSS SECTIONS THROUGH GEOLOGIC MODEL
FIGURE 15.1	CONTOUR MINING ASSUMPTION
FIGURE 15.2	MINEABLE RESERVE BLOCKS AND INTERBURDEN
FIGURE 16.1.1	SURFACE MINE BLOCKS AND WASTE DUMP LOCATIONS
FIGURE 16.1.2	NORTH AREA MINE NORTH-SOUTH CROSS SECTION PART 1 AND PART 2
FIGURE 16.1.3	NORTH AREA MINE EAST-WEST CROSS SECTION PART 1 AND PART 2
FIGURE 16.1.4	CENTRAL SURFACE MINE EAST-WEST CROSS SECTION PART 1 AND PART 2
FIGURE 16.1.5	CENTRAL SURFACE MINE NORTH-SOUTH CROSS SECTION PART 1 AND PART 2
FIGURE 16.1.6	CENTRAL SURFACE MINE NORTH-SOUTH CROSS SECTION PART 3
FIGURE 16.2.1	CONTOUR AND HWM MINE BLOCKS WASTE DUMP LOCATIONS
FIGURE 16.3.1	SEAM 40 CONCEPTUAL MINE PLAN WITH SLOPE AND THICKNESS
FIGURE 16.3.2	SEAM 31 CONCEPTUAL MINE PLAN WITH SLOPE AND THICKNESS
FIGURE 16.3.3	SEAM 27 CONCEPTUAL MINE PLAN WITH SLOPE AND THICKNESS
FIGURE 16.3.4	SEAM 15 CONCEPTUAL MINE PLAN WITH SLOPE AND THICKNESS
FIGURE 16.3.5	SEAM 14 CONCEPTUAL MINE PLAN WITH SLOPE AND THICKNESS
FIGURE 16.3.6	SEAM 40 CONCEPTUAL MINE PLAN WITH OVERBURDEN
FIGURE 16.3.7	SEAM 31 CONCEPTUAL MINE PLAN WITH OVERBURDEN
FIGURE 16.3.8	SEAM 27 CONCEPTUAL MINE PLAN WITH OVERBURDEN
FIGURE 16.3.9	SEAM 15 CONCEPTUAL MINE PLAN WITH OVERBURDEN
FIGURE 16.3.10	SEAM 14 CONCEPTUAL MINE PLAN WITH OVERBURDEN
FIGURE 17.1	CHPP MATERIAL HANDLING BLOCK DIAGRAM
FIGURE 17.2	OVERALL CHPP FACILITIES

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
28-1

FIGURE 17.3	CHPP FACILITIES
FIGURE 17.4	MATERIAL HANDLING FLOWSHEET SURFACE MINING BLOCKS
FIGURE 17.5	MATERIAL HANDLING FLOWSHEET
FIGURE 17.6	MATERIAL HANDLING FLOWSHEET
FIGURE 17.7	MATERIAL HANDLING FLOWSHEET - UNDERGROUND MINING BLOCKS
FIGURE 17.8	MATERIAL HANDLING FLOWSHEET - UNDERGROUND MINING BLOCKS
FIGURE 17.9	COAL PREPARATION COARSE/SMALL FLOWSHEET 1 OF 2
FIGURE 17.10	COAL PREPARATION FINE/ULTRA-FINE/ TAILINGS 2 OF 2
FIGURE 17.11	COAL PROCESSING PLANT COMPOSITE PLAN
FIGURE 17.12	COAL PROCESSING PLANT SECTION K - ELEVATION AT COLUMN LINE E
FIGURE 17.13	COAL PROCESSING PLANT SECTION A - ELEVATION AT COLUMN LINE 1
FIGURE 17.14	COAL PROCESSING PLANT SECTION B - ELEVATION AT COLUMN LINE 3
FIGURE 17.15	COAL PROCESSING PLANT SECTION F - ELEVATION AT COLUMN LINE 7
FIGURE 17.16	MATERIAL HANDLING FLOWSHEET
FIGURE 17.17	MATERIAL HANDLING FLOWSHEET
FIGURE 18.1	HEAVY MAINTENANCE SHOP - PLAN & ELEVATION
FIGURE 18.2	WAREHOUSE PLAN VIEW
FIGURE 18.3	ADMINISTRATION OFFICE BUILDING 1ST FLOOR PLAN VIEW
FIGURE 18.4	ADMINISTRATION OFFICE BUILDING 2ND FLOOR PLAN VIEW
FIGURE 18.5	ADMINISTRATION OFFICE BUILDING ELEVATION VIEWS
FIGURE 18.6	CPP OFFICE & LABORATORY PLAN & ELEVATION
FIGURE 18.7	PORTAL MAINTENANCE SHOP PLAN & ELEVATION
FIGURE 18.9	CONCEPTUAL BARGE – LOADOUT SYSTEM - PLAN AND PROFILE
FIGURE 18.10	SELF UNLOADING BARGE LOADOUT SYSTEM

412-5 CARDERO RESOURCE CORP.
TECHNICAL REPORT CARBON CREEK COAL PROPERTY
28-2

CANADA
British Columbia
97
37
Fort St John
Carbon Creek
Project
Dawson Creek
16
97
Alberta
Prince Rupert
Prince George
1
Vancouver
Canada
USA
LEGEND
Roads
Railway
N
0
80
160
240
KILOMETERS
FIGURE 1.1
CARDERO COAL LTD.
CARBON CREEK PROJECT
GENERAL
LOCATION MAP
DATE: 08/13/2010
FILE: location
SCALE: 1:200km
NORWEST CORPORATION

MODEL LIMITS BOUNDARY
LICENSE APPLICATION BOUNDARY
0 3 6 9
KILOMETERS
290m
110m
240m
200m
40m
50m
150m
240m
150m
150m
50m
25m
45m
LEGEND
Projected Major Seam Crop
Seam 14
Seam 15
Seam 31
Seam 40
Seam 46
Seam 51
Seam 52
License Under Application
Reserve Area
River
Williston Lake
Faults
Reserve Area
Model Limits
Drill Hole
0 1 2 3
KILOMETERS
DATE: 10/30/2012
FILE: T:\CARDERO
SCALE: 1:1200
NORWEST CORPORATION

FIGURE 1,2

CARDERO COAL LTD.
CARBON CREEK
RESOURCE PLAN
2012

MODEL LIMITS BOUNDARY
LICENSE APPLICATION BOUNDARY
6205000
6200000
515000
520000
CARBON CREEK FAULT
LEGEND
License Application Boundary
Faults
Model Limits
Floor Elevation Contours AMSL(m)
Seam 14 Outcrop
METERS

FIGURE 1.3

CARDERO COAL LTD.
CARBON CREEK PROJECT
SEAM 14 FLOOR ELEVATION
CONTOUR PLAN

DATE: 11/02/2012 SCALE: 1"=1300'
FILE: Rpt/Fig7.6
NORWEST CORPORATION

British Columbia
Fort St John
Carbon Creek Project
Dawson Creek
Prince Rupert
Prince George
Alberta
Canada
USA
LEGEND
Property Boundary
Rivers
Creeks
Lakes
Railroad
Forest Service Rd.
Highway
Cities
Towns
Halfway River
Graham River
Beatton River
Charlie Lake
FORT ST.
TAYLOR
Peace River
Moberly River
Williston Lake
HUDSON'S HOPE
Carbon Lake
Pine River
Alberta
Moberly Lake
DAWSON CREEK
POUCE COUPE
CHETWYND
Kiskatinaw River
Sukunka River
Murray River
6,250,000
6,200,000
6,150,000
550,000
600,000
650,000
700,000
750,000
97
29
52
2
0
10
20
30
KILOMETER
DATE: 08/13/2010
SCALE: 1:600000
NORWEST CORPORATION

FIGURE 4.1

CARDERO COAL LTD.
CARBON CREEK PROJECT
PROPERTY AND REGIONAL
INFRASTRUCTURE MAP

LICENSE APPLICATION 416894
COAL LICENSE 418176
LICENSE APPLICATION 416895
LICENSE APPLICATION 416894
COAL LICENSE 418175
COAL LICENSE
LICENSE APPLICATION 416900
COAL LICENSE 418174
LICENSE APPLICATION 417753
LICENSE APPLICATION 416899
LICENSE APPLICATION 416898
LICENSE APPLICATION 416896
LICENSE APPLICATION 416893
LICENSE APPLICATION 416897
LICENSE APPLICATION 416892
LICENSE APPLICATION 416891
LEGEND
Reserve Area
Crown Granted District Lots
ACCI Area
MTO Grid
Drainage
Waterbody
N
0 1 2 3
Kilometers

FIGURE 4.2

CARDERO COAL LTD.
CARBON CREEK PROJECT
COAL LICENSE AND
APPLICATION AREAS

DATE: 06/05/2010
FILE: MINING TENURES
SCALE: 1"=2000
NORWEST CORPORATION

515000
520000
525000
530000
6210000
6205000
6200000
6195000
6190000
Williston Lake
Seven Mile Creek
Ten Mile Creek
Eleven Mile Creek
Carbon Lake
Wright Lake
McAllister Creek
NORTH AREA
CENTRAL AREA
SOUTH AREA
STRUCTURALLY COMPLEX
MCALLISTER AREA
LEGEND
LICENSE APPLICATION BOUNDARY
DRILL HOLE
DRAINAGE
N
0 1 2 3 4 5
Kilometers
FIGURE 6.1
CARDERO COAL LTD.
CARBON CREEK
UTAH MINES LIMITED
EXPLORATION AREAS
DATE: 05/11/2012
FILE: T:\CARDERO
SCALE: 1:3000
NORWEST CORPORATION

UPPER CRETACEOUS
DUNVEGAN FORMATION
LOWER CRETACEOUS
FORT ST JOHN GROUP
SHAFTSBURY/HASLER FORMATION
BOULDER CREEK FORMATION
HULCROSS FORMATION
GATES FORMATION
MOOSEBAR FORMATION
BULL-HEAD GROUP
GETHING FORMATION
CADOMIN FORMATION
REGIONAL EROSIONAL UNCONFORMITY
JURASSIC
MINNES GROUP
DEPTH (m)
SEAM
0
50
100
150
200
250
300
350
400
450
500
550
600
650
700
750
800
64 (<0.60m not in resource)
63 (0.80m-2.26m)
60 (0.42m-1.50m)
59 (0.22m-2.01m)
58 (0.47m-1.80m)
57 (0.14m-1.71m)
56 (0.20m-1.60m)
55 (0.60m-2.50m)
54 (0.60m-2.22m)
53 (0.26m-0.92m)
52 (0.05m-2.44m)
51A (0.06m-2.29m)
51 (0.45m-3.50m)
48 (0.06m-2.87m)
47 (0.03m-3.72m)
46 (0.14m-3.20m)
42 (0.06m-2.13m)
40 (0.22m-3.02m)
31 (0.21m-4.34m)
29 (0.12m-2.32m)
28 (0.19m-2.48m)
27 (0.36m-3.31m)
23 (0.17m-2.22m)
22 (0.09m-4.70m)
21 (0.26m-2.41m)
18 (0.18m-2.38m)
15 (0.18m-3.52m)
14 (0.16m-4.20m)

LEGEND

Mixed Sediments

Coal

Thickness Range
(0.3m-5.2m)

FIGURE 7.1

CARDERO COAL LTD.
CARBON CREEK PROJECT
GENERALIZED
STRATIGRAPHIC COLUMN

DATE: 10/29/2012 SCALE: n/a
FILE: cardero\strat

NORWEST CORPORATION

SEAM 52 SS
SEAM 40 SS
SEAMS
56
55
54
52
51A
51
47
46
40
MINOR SEAM CORRELATIONS
OVERBURDEN
COAL
SHALE/ MUDSTONE
CONGLOMERATE
SANDSTONE
SECTION LINE
DATUM: BASE OF SEAM 40

FIGURE 7.2

CARDERO COAL LTD.
CARBON CREEK
STRATIGRAPHIC
CROSS-SECTION

DATE: 01/12/2011
FILE: 5015R0-11.1

NORWEST CORPORATION

290m
110m
240m
200m
50m
240m
180m
150m
25m
45m
LEGEND
Projected Major Seam Crop
Seam 14
Seam 15
Seam 31
Seam 40
Seam 48
Seam 51
Seam 52
License Application Boundary
River
Williston Lake
Faults
Reserve Area
Model Limits
Syncline Axis
N
0
1
2
3
KILOMETERS
DATE: 10/30/2012
FILE: T:\CARDERO
SCALE: 1:1200
NORWEST CORPORATION

FIGURE 7.3

CARDERO COAL LTD.
CARBON CREEK
MAJOR SEAM CROP
& SYNCLINE AXIS

A
A'
AMSL(m)
License Application Boundary
Reserve Boundary
72-11C
11-47R
72-10C
76-88R
73-31C
11-59C
0
500
1000
1500
2000
METERS
Scale 1:1
B
B'
71-05C
11-28C
11-29R
11-60C
A
A'
B
B'
KILOMETERS
LEGEND
License Application Boundary
Reserve Boundary
Rivers
Lake Williston
Topography
Faults
Major Seams:
Seam 52
Seam 51
Seam 46
Seam 40
Seam 31
Seam 15
Seam 14
FIGURE 7.4
CARDERO COAL LTD.
CARBON CREEK PROJECT
CROSS SECTIONS
A-A' & B-B'
DATE: 10/30/2012
FILE: Cardero/figs
NORWEST

C
C'
Reserve Boundary
Reserve Boundary
mASML
mASML (m)
1500
1000
500
-500

C'
C
0
2
4
6
KILOMETERS

0
500
1000
1500
2000
METERS

Scale 1:1

LEGEND

License Application Boundary	Major Seams:
Reserve Boundary	Seam 52
Rivers	Seam 51
Lake Williston	Seam 46
Topography	Seam 40
Faults	Seam 31
	Seam 15
	Seam 14

FIGURE 7.5

CARDERO COAL LTD.
CARBON CREEK PROJECT
CROSS SECTIONS
C-C'

DATE: 10/29/2012
FILE: Cardero/figs

NORWEST

MODEL LIMITS BOUNDARY
LICENSE APPLICATION BOUNDARY
6205000
6200000
515000
520000
CARBON CREEK FAULT
290m
110m
240m
240m
150m
40m
60m
200m
150m
25m
150m
50m
LEGEND
License Application Boundary
Faults
Model Limits
Floor Elevation Contours AMSL(m)
Seam 14 Outcrop
0 2000 4000 6000
METERS
FIGURE 7.6
CARDERO COAL LTD.
CARBON CREEK PROJECT
SEAM 14 FLOOR ELEVATION
CONTOUR PLAN
DATE: 11/02/2012
FILE: Rpt/Fig7.6
SCALE: 1"=1300'
NORWEST CORPORATION

260m
110m
240m
240m
200m
180m
180m
160m
50m
45m
25m
LEGEND
Large Diameter Holes
Sample Seam(s)
Seam 27
Core hole & depth
Rotary hole & depth
River
Williston Lake
Faults
Projected Seam 14 Crop
Reserve Boundary
License Application Boundary
Main Access Road
Model Limits
0
1
2
3
KILOMETERS
FIGURE 10.1
CARDERO COAL LTD.
CARBON CREEK
DRILLHOLE PLAN
2012
DATE: 10/16/2012
FILE: T:\CARDERO
SCALE: 1:1200
NORWEST CORPORATION

MODEL LIMITS BOUNDARY
LICENSE APPLICATION BOUNDARY
0 3 6 9
KILOMETERS
LEGEND
Projected Major Seam Crop
Seam 14
Seam 15
Seam 31
Seam 40
Seam 46
Seam 51
Seam 52
Licenses Under Application
Reserve Area
River
Williston Lake
Faults
Reserve Area
Model Limits
Drill Hole
0 1 2 3
KILOMETERS
FIGURE 14.1
CARDERO COAL LTD.
CARBON CREEK
RESOURCE PLAN
2012
DATE: 10/30/2012
FILE: T:\CARDERO
SCALE: 1:1200
NORWEST CORPORATION

A
A'
0
12000
1500
1500
AMSL(m)
0
0
0 500 1000 1500 2000
METERS
B
B'
0
10743
1500
1500
AMSL(m)
0
0
LICENSE APPLICATION BOUNDARY
A
B'
B
A'
RESERVE BOUNDARY
N
PERSPECTIVE VIEW
A
B'
B
A'
N
SEAMS 51 TO 64
SEAMS 40 TO 48
SEAM 31
SEAMS 18 TO 29
SEAMS 14 AND 15
Scale 1:1
Units meters
FIGURE 14.2
CARDERO COAL LTD.
CARBON CREEK
CROSS SECTIONS
THROUGH GEOLOGIC MODEL
DATE: 10/30/2012
FILE: Cardero/figs
PROJECT: 412-5
NORWEST CORPORATION

Surface Topography
Coal Seam
20m
15m
15m
Coking
Thermal
Waste
50m
(Contour Mining Bench Width)

Coal Designation

- Outer 15m is wasted coal
- Middle 15m is Thermal coal
- Inner 20m is Coking Coal (HCC or SSCC/PCI)

Percentage Calculation for Volumes

- Coking Coal = 20/35m = 57%
- Thermal Coal = 15/35m =43%

Figure 15.1

CARDERO COAL LTD.
CARBON CREEK
ASSUMPTIONS APPLIED TO
CONTOUR MINING

Date: 10/30/2012	Scale: NTS	NORWEST CORPORATION
File: 412-5-A-175.dwg

NOTES
Interburden thickness for overlapping areas between:
1. Seam 15 and 27 is greater than 280 meters.
2. Seam 15 and 31 is greater than 320 meters.
3. Seam 15 and 40 is greater than 430 meters.
4. Seam 40 and 31 is greater than 90 meters.
5. Seam 40 and 27 is greater than 160 meters.
Williston Lake
Mine Block 14
Mine Block 15
Mine Block 15
Mine Block 27
Mine Block 31
Mine Block 40
See Note 1
See Note 2
See Note 3
See Note 4
See Note 5
110m Down
200m Down
40m
LEGEND
Mine Block 14
Mine Block 15
Interburden contours between Seams 14 & 15 (m)
Interburden contours between Seams 27 & 31 (m)
Mine Block 27
Mine Block 31
Mine Block 40
Road
Reserve Area Boundary
Faults
River
Williston Lake
0
500
1000
1500
METERS
N
DATE: 10/08/2012
FILE: T:\CARDERO
NORWEST

FIGURE 15.2
UNDERGROUND MINEABLE RESERVE BLOCKS AND INTERBURDEN THICKNESS

NORTH AREA MINE NORTH - SOUTH CROSS SECTION
NORTH AREA MINE EAST-WEST CROSS SECTION
NORTH AREA SURFACE MINE
CENTRAL AREA MINE NORTH - SOUTH CROSS SECTION
CENTRAL AREA MINE EAST-WEST CROSS SECTION
CENTRAL AREA SURFACE MINE
15 CONTOUR AREA
19 CONTOUR AREA
22 CONTOUR AREA
27 CONTOUR AREA
31 CONTOUR AREA
40 CONTOUR AREA
42 CONTOUR AREA
46 CONTOUR AREA
47 CONTOUR AREA
51 CONTOUR AREA
51A CONTOUR AREA
52 CONTOUR AREA
LEGEND
SEAM 14 CONTOUR AREA
SEAM 15 CONTOUR AREA
SEAM 19 CONTOUR AREA
SEAM 21 CONTOUR AREA
SEAM 22 CONTOUR AREA
SEAM 23 CONTOUR AREA
SEAM 27 CONTOUR AREA
SEAM 28 CONTOUR AREA
SEAM 31 CONTOUR AREA
SEAM 40 CONTOUR AREA
SEAM 42 CONTOUR AREA
SEAM 46 CONTOUR AREA
SEAM 47 CONTOUR AREA
SEAM 48 CONTOUR AREA
SEAM 51 CONTOUR AREA
SEAM 51A CONTOUR AREA
SEAM 52 CONTOUR AREA
NORTH SURFACE AREA MINE
SOUTH SURFACE AREA MINE
FAULTS
PERMANENT OUT OF PIT WASTE DUMP
TEMPORARY OUT OF PIT WASTE DUMP
UNDERGROUND MINE PORTAL

FIGURE 16.1.1

CARDERO RESOURCE CORPORATION

CARBON CREEK PROJECT

SURFACE MINE BLOCKS AND WASTE DUMP LOCATIONS

DATE: 10/10/12 SCALE: NTS
DWG: DRAWN BY: JBH

1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
550
500
0+00
5+00
10+00
15+00
20+00

NORTH MINE AREA: NORTH CROSS SECTION PART 1

1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
550
500
20+00
25+00
30+00
35+00
40+00

NORTH MINE AREA: NORTH CROSS SECTION PART 2

LEGEND

- SEAM 14 CONTOUR AREA
- SEAM 16 CONTOUR AREA
- SEAM 19 CONTOUR AREA
- SEAM 21 CONTOUR AREA
- SEAM 22 CONTOUR AREA
- SEAM 23 CONTOUR AREA
- NORTH SURFACE AREA MINE
- FAULTS

FIGURE 16.1.2

CARDERO RESOURCE CORPORATION
CARBON CREEK PROJECT
NORTH AREA MINE
NORTH - SOUTH CROSS SECTION
PART 1 AND PART 2

DATE: 17/10/12	SCALE: NTS
DWG:	DRAWN BY: JBH

1300
1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
0+00
5+00
10+00
15+00
20+00
25+00

NORTH MINE AREA: EAST-WEST CROSS SECTION PART 1

1300
1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
25+00
30+00
35+00
40+00
45+00
50+00

NORTH MINE AREA: EAST - WEST CROSS SECTION PART 2

LEGEND

- SEAM 19 CONTOUR AREA
- SEAM 21 CONTOUR AREA
- SEAM 22 CONTOUR AREA
- NORTH SURFACE AREA MINE
- FAULTS

FIGURE 16.1.3

CARDERO RESOURCE CORPORATION
CARBON CREEK PROJECT
NORTH AREA MINE
EAST - WEST CROSS SECTION
PART 1 AND PART 2

DATE: 17/10/12 SCALE: NTS
DWG:

1300
1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
0+00
5+00
10+00
15+00
20+00
25+00

CENTRAL MINE AREA: EAST - WEST CROSS SECTION PART 1

1300
1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
0+00
30+00
35+00
40+00
45+00
50+00
55+00

CENTRAL MINE AREA: EAST - WEST CROSS SECTION PART 2

LEGEND

- SEAM 40 CONTOUR AREA
- SEAM 42 CONTOUR AREA
- SEAM 45 CONTOUR AREA
- SEAM 47 CONTOUR AREA
- SEAM 51 CONTOUR AREA
- SEAM 51A CONTOUR AREA
- SEAM 52 CONTOUR AREA
- CENTRAL SURFACE AREA MINE
- FAULTS

FIGURE 16.1.4

CARDERO RESOURCE CORPORATION
CARBON CREEK PROJECT
CENTRAL SURFACE MINE
EAST - WEST CROSS SECTION
PART 1 AND PART 2

DATE: 10/10/12	SCALE: NTS	NORWEST
DWG:	DRAWN BY: JBH

1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
0+00
5+00
10+00
15+00
20+00
25+00

CENTRAL MINE AREA: NORTH - SOUTH CROSS SECTION PART 1

1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
25+00
30+00
35+00
40+00
45+00
50+00

CENTRAL MINE AREA: NORTH - SOUTH CROSS SECTION PART 2

LEGEND

- SEAM 37 CONTOUR AREA
- SEAM 43 CONTOUR AREA
- SEAM 45 CONTOUR AREA
- SEAM 47 CONTOUR AREA
- SEAM 51 CONTOUR AREA
- SEAM 51A CONTOUR AREA
- CENTRAL SURFACE AREA MINE
- FAULTS

FIGURE 16.1.5

CARDERO RESOURCE CORPORATION
CARBON CREEK PROJECT
CENTRAL SURFACE MINE
NORTH- SOUTH CROSS SECTION
PART 1 AND PART 2

DATE: 10/10/12 | SCALE: NTS
DWG: | DRAWN BY: JBB

1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
50+00
55+00
60+00
65+00
70+00
75+00

CENTRAL MINE AREA: NORTH - SOUTH CROSS SECTION PART 3

LEGEND

SEAM 47 CONTOUR AREA

CENTRAL SURFACE AREA MINE

FAULTS

FIGURE 16.1.6

CARDERO RESOURCE CORPORATION
CARBON CREEK PROJECT
CENTRAL SURFACE MINE
NORTH- SOUTH CROSS SECTION
PART 3

DATE: 17/10/12

NORTH AREA MINE NORTH-SOUTH CROSS SECTION
NORTH AREA MINE EAST-WEST CROSS SECTION
CENTRAL AREA MINE NORTH-SOUTH CROSS SECTION
CENTRAL AREA MINE EAST-WEST CROSS SECTION
14 CONTOUR AREA
18 CONTOUR AREA
19 CONTOUR AREA
22 CONTOUR AREA
27 CONTOUR AREA
31 CONTOUR AREA
40 CONTOUR AREA
42 CONTOUR AREA
46 CONTOUR AREA
47 CONTOUR AREA
49 CONTOUR AREA
51 CONTOUR AREA
52 CONTOUR AREA
LEGEND
SEAM 14 CONTOUR AREA
SEAM 18 CONTOUR AREA
SEAM 19 CONTOUR AREA
SEAM 21 CONTOUR AREA
SEAM 22 CONTOUR AREA
SEAM 23 CONTOUR AREA
SEAM 27 CONTOUR AREA
SEAM 28 CONTOUR AREA
SEAM 31 CONTOUR AREA
SEAM 40 CONTOUR AREA
SEAM 42 CONTOUR AREA
SEAM 46 CONTOUR AREA
SEAM 47 CONTOUR AREA
SEAM 49 CONTOUR AREA
SEAM 51CONTOUR AREA
SEAM 51A CONTOUR AREA
SEAM 52 CONTOUR AREA
FAULTS
SEAM 14 HWM AREA
SEAM 18 HWM AREA
SEAM 19 HWM AREA
SEAM 21 HWM AREA
SEAM 22 HWM AREA
SEAM 23 HWM AREA
SEAM 27 HWM AREA
SEAM 28 HWM AREA
SEAM 31 HWM AREA
SEAM 40 HWM AREA
SEAM 42 HWM AREA
SEAM 46 HWM AREA
SEAM 47 HWM AREA
SEAM 49 HWM AREA
SEAM 51 HWM AREA
SEAM 51A HWM AREA
SEAM 52 HWM AREA
TEMPORARY OUT OF PIT WASTE DUMP
UNDERGROUND MINE PORTAL
FIGURE 16.2.1
CARDERO RESOURCE CORPORATION
CARBON CREEK PROJECT
CONTOUR AND HWM
MINE BLOCKS
WASTE DUMP LOCATIONS
DATE: 10/10/12
SCALE: NTS
DWG:
DRAWN BY: JBM
NORWEST

110m Down
40m Down
Subcrop
Portal Area
Mine Block 40
N 6,204,000
N 6,202,000
N 6,200,000
75-48C
1.47
73-31C
1.68
11-36C
1.62
10-02C
1.22
72-10C
0.92
11-08C
0.30
11-09C
0.55
11-15C
0.57
11-13C
0.64
11-19C
0.62
81-91C
1.26
11-22R
0.40
72-15C
1.04
76-168R
0.98
76-76C
0.95
75-70
3.02
76-81C
1.73
76-71R
76-151R
76-147R
2.13
2.80
71-07C
71-04C
72-11C
1.15
LEGEND
Drillhole ID
Drillhole with Seam 40
Seam 40 Thickness (m)
Seam 40 Contour (m)
Faults
Seam Subcrop
Reserve Area Boundary
Mine Projections
River, Lake
Seam Gradient (Dip)
>16°
14° - 16°
11° - 14°
8.5° - 11°
<8.5°
0
200
400
600
800
Meters
DATE: 07/09/2012
FILE: T:\CARDERO
SCALE: 1:500
NORWEST

FIGURE 16.3.1

SEAM 40

CONCEPTUAL UNDERGROUND MINE PLAN WITH SEAM GRADIENT AND THICKNESS

Williston Lake
Portal Area
Subcrop
Mine Block 31
76-04R
4.09
73-33C
0.52
76-19R
3.05
76-18R
1.80
76-102R
3.81
76-125R
2.41
76-67C
1.74
11-55R
4.34
11-57C
75-47C
0.79
75-48C
2.00
73-31C
2.01
11-59C
10-02C
1.93
11-35C
0.94
10-03AC
0.58
11-07R
1.80
75-64C
1.52
11-08C
1.56
11-10C
0.49
11-09C
0.48
10-04C
11-15C
0.38
75-46C
1.40
11-13C
1.00
11-18C
0.34
11-19C
11-24C
3.0
2.0
1.5
1.0
LEGEND
Drillhole ID
Drillhole with Seam 31
Seam 31 Thickness (m)
Seam 31 Contour (m)
Faults
Seam Subcrop
Reserve Area Boundary
Mine Projections
River, Lake
Seam Gradient (Dip)
0
200
400
600
800
Meters

FIGURE 16.3.2

SEAM 31 CONCEPTUAL UNDERGROUND MINE PLAN WITH SEAM GRADIENT AND THICKNESS

DATE: 07/09/2012 SCALE: 1:400
FILE: T:\CARDERO

NORWEST CORPORATION

73-24C
0.64
76-67C
1.00
76-125R
1.44
11-56C
1.06
Portal Area
Subcrop
1.0
1.5
11-55R
1.56
11-57C
1.62
71-09C
0.36
1.34
Mine Block 27
3.0
11-59C
3.31
2.5
2.0
1.5
200m Down
1.0
11-23C
0.64
N 6,205,500
N 6,204,000
N 6,202,500
N 6,201,000
LEGEND
Drillhole ID
Drillhole with Seam 27
Seam 27 Thickness (m)
Seam 27 Contour (m)
Faults
Seam Subcrop
Rivers, Lakes
Reserve Area Boundary
Mine Projections
Seam Gradient (Dip)
+16°
14° - 16°
11° - 14°
8.5° - 11°
<8.5°
0 200 400 600 800
Meters
DATE: 09/06/2012
FILE: T:\CARDERO
SCALE: 1:400
NORWEST
FIGURE 16.3.3

SEAM 27 CONCEPTUAL UNDERGROUND MINE PLAN WITH SEAM GRADIENT AND THICKNESS

Williston Lake
Mine Block 15
Mine Block 15
Portal Area
Subcrop
75-36C
0.18
75-66C
2.65
11-67C
0.70
73-29C
2.90
76-12R
1.86
76-06R
76-15R
75-47C
11-66C
1.76
0.5
1.0
1.5
2.0
2.5
3.0
N 6,208,000
N 6,206,000
N 6,204,000
N 6,202,000
E 514,000
E 516,000
E 518,000
LEGEND
11-67C Drillhole ID
Drillhole with Seam 15
2.5 Seam 15 Thickness (m)
Seam 15 Thickness Contour (m)
Faults
Seam Subcrop
Reserve Area Boundary
Mine Projections
River, Lake
No 2nd Mining
Seam Gradient (Dip)
+16°
14° - 16°
11° - 14°
8.5° - 11°
<8.5°
0
500
1000
1500
METERS
DATE: 07/09/2012
FILE: T:\CARDERO
SCALE: 1:600
NORWEST

FIGURE 16.3.4

SEAM 15
CONCEPTUAL UNDERGROUND
MINE PLAN WITH SEAM
GRADIENT AND THICKNESS

Portal Area
Subcrop
Williston Lake
Mine Block 14
290m Down
110m Down
75-37C
76-08R
76-07R
76-09R
76-14R
75-42C
76-16R
72-17C
76-01R
75-36C
1.25
72-27C
76-05R
73-28C
2.95
72-14C
73-29C
76-35C
2.10
76-55C
11-53C
11-02C
0.40
75-45C
0.61
SL001
11-04C
0.72
11-06C
0.74
76-67C
0.45
75-66C
0.79
75-51
0.16
11-57C
0.74
E 514,000
E 516,000
E 518,000
N 6,208,000
N 6,206,000
N 6,204,000
N 6,202,000
LEGEND
Drillhole ID
Drillhole with Seam 14
Seam 14 Thickness (m)
Seam 14 Contour (m)
Seam Subcrop
River, Lake
Reserve Area Boundary
Mine Projections
No 2nd Mining
Faults
Seam Gradient (Dip)
0
500
1000
1500
METERS

FIGURE 16.3.5

SEAM 14
CONCEPTUAL UNDERGROUND
MINE PLAN WITH SEAM
GRADIENT AND THICKNESS

DATE: 09/05/2012
SCALE: 1:500
NORWEST

Subcrop
Portal Area
Mine Block 40
110m Down
40m Down
LEGEND
Drillhole ID
Drillhole with Seam 40
Seam 40 Overburden (m)
Seam 40 Overburden Contour (m)
Faults
Seam Subcrop
Reserve Area Boundary
Mine Projections
River, Lake
0 200 400 600 800
Meters
FIGURE 16.3.6
SEAM 40
CONCEPTUAL UNDERGROUND MINE PLAN WITH OVERBURDEN (DEPTH)
DATE: 07/09/2012
FILE: T:\CARDERO
SCALE: 1:500
NORWEST

Williston Lake
Portal Area
Subcrop
Mine Block 31
32C
76-04R
73-33C
76-19R
76-18R
11-06C
76-102R
76-125R
76-67C
11-55R
22
11-57C
75-47C
71
75-48C
73-31C
11-59C
10-02C
11-35C
190
11-51C
254
11-07R
177
75-64C
11-08C
10-04C
11-10C
285
11-09C
282
11-15C
367
75-46C
239
11-13C
390
11-18C
320
11-19C
11-24C
100
200
300
N 6,206,000
N 6,204,000
N 6,202,000
LEGEND
Drillhole ID
Drillhole with Seam 31
Seam 31 Overburden (m)
Seam 31 Overburden Contour (m)
Faults
Seam Subcrop
Reserve Area Boundary
Mine Projections
River, Lake
0 200 400 600 800
Meters
DATE: 07/09/2012
FILE: T:\CARDERO
SCALE: 1:400
NORWEST

FIGURE 16.3.7

SEAM 31 CONCEPTUAL UNDERGROUND MINE PLAN WITH OVERBURDEN DEPTH

73-24C
15
76-67C
105
76-125R
97
11-56C
32
Portal Area
Subcrop
11-55R
110
11-57C
105
71-09C
144
11-34C
182
100
200
300
Mine Block 27
11-59C
146
400
200m Down
11-23C
274
N 6,205,500
N 6,204,000
N 6,202,500
N 6,201,000
LEGEND
Drillhole ID
Drillhole with Seam 27
Seam 27 Overburden (m)
Seam 27 Overburden Contour (m)
Faults
Seam Subcrop
Rivers, Lakes
Reserve Area Boundary
Mine Projections
0 200 400 600 800
Meters
DATE: 09/06/2012
FILE: T:\CARDERO
SCALE: 1:400
NORWEST

FIGURE 16.3.8

SEAM 27 CONCEPTUAL UNDERGROUND MINE PLAN WITH OVERBURDEN (DEPTH)

Mine Block 15
Mine Block 15
Williston Lake
Portal Area
Subcrop
110m Down
75-36C
163
73-27C
168
75-35C
167
76-86C
316
11-52C
371
10-01C
245
11-02C
326
76-39C
291
76-45C
430
11-04C
324
11-06C
410
76-97C
452
11-56C
301
11-54C
274
11-57C
76-66C
399
76-87C
313
75-51
320
75-47C
371
73-29C
74
123
126
212
76-12R
76-14R
76-16R
76-15R
76-08R
75-32C
100
200
300
400
500
600
700
LEGEND
Drillhole ID
Drillhole with Seam 15
Seam 15 Overburden (m)
Seam 15 Overburden Contour (m)
Faults
Seam Subcrop
Reserve Area Boundary
Mine Projections
River, Lake
No 2nd Mining
0 500 1000 1500
METERS

FIGURE 16.3.9

SEAM 15
CONCEPTUAL
UNDERGROUND MINE PLAN
WITH OVERBURDEN (DEPTH)

DATE: 07/09/2012 SCALE: 1:600
FILE: T:\CARDERO

NORWEST

Williston Lake
Mine Block 14
Portal Area
Subcrop
110m Down
75-32C
76-08R
76-07R
76-09R
76-14R
75-42C
76-10R
72-17C
76-04R
75-36C
73-27C
76-12R
73-28AC
73-28C
75-35C
72-14C
73-29C
76-05C
11-02C
11-53C
71-01C
75-38C
75-45C
11-04C
11-06C
76-67C
SL001
75-66C
75-61
11-57C
211
101
80
29
192
355
307
275
244
161
354
323
466
350
443
480
436
353
LEGEND
Drillhole ID
Drillhole with Seam 14
Seam 14 Overburden (m)
Seam 14 Overburden Contour (m)
Seam Subcrop
Reserve Area Boundary
Mine Projections
No 2nd Mining
Faults
0 500 1000 1500
METERS
FIGURE 16.3.10
SEAM 14
CONCEPTUAL
UNDERGROUND MINE PLAN
WITH OVERBURDEN (DEPTH)
DATE: 09/05/2012
NORWEST

TRAIN LOADOUT AT MACKENZIE
UNDERGROUND MINE BLOCK 14
UNDERGROUND MINE BLOCK 15
ROM COAL CONVEYORS 300MM X 0MM
UNDERGROUND MINE BLOCK 14 & 15 PRIMARY SIZING
RAW COAL 150MM X 0MM
RAW COAL 150MM X 0MM
UNDERGROUND MINE BLOCK 27, 31 & 40 PRIMARY SIZING
ROM COAL CONVEYORS 300MM X 0MM
UNDERGROUND MINE BLOCK 27
UNDERGROUND MINE BLOCK 31
UNDERGROUND MINE BLOCK 40
RAW HARD COKING COAL STORAGE
CLEAN HARD COKING COAL STORAGE
NORTHERN AREA SURFACE MINE
CENTRAL AREA SURFACE MINE
ROM COAL TRUCK HAUL
SURFACE MINE TRUCK DUMP
ROM COAL 300MM X 0MM
SURFACE MINE PRIMARY SIZING
RAW COAL 150MM X 0MM
RAW SEMI-SOFT COAL STORAGE
RAW COAL 150MM X 0MM
COAL PREPARATION PLANT
PRODUCT COAL 50MM X 0MM
CLEAN SEMI-SOFT COAL STORAGE
PRODUCT COAL 50MM X 0MM
BARGE LOADOUT
REJECTS 150MM X 0MM
RAW THERMAL COAL STORAGE
CLEAN THERMAL COAL STORAGE
REJECTS TRUCK LOADOUT
TEMPORARY TRUCK OFF LOADING
TEMPORARY SURFACE MINE TRUCK DUMP
ROM COAL
TEMPORARY PRIMARY SIZING
RAW COAL
TEMPORARY COAL PREPARATION PLANT
PRODUCT COAL
PRODUCT COAL TRUCK LOADING
REJECTS
REJECTS TRUCK LOADING
LEGEND
TRUCK HAUL
CONVEYOR
BARGE HAUL
TEMPORARY TRUCK HAUL
TEMPORARY CONVEYOR

FIGURE 17.1

CARDERO COAL LTD.
CARBON CREEK
COAL HANDLING & COAL PROCESSING FLOW DIAGRAM

Date: 10/30/2012 | Scale: NTS
File: BLOCK DIAGRAM.DWG

NORWEST CORPORATION

2000 Te SURGE BIN
ROTARY BREAKER #2
BLOCK 14 PORTAL
NORTHERN BLOCK PORTAL FACILITIES W/ SUBSTATION FOR HWM.
BLOCK 15 PORTAL
2.5 KM OVERLAND CONVEYOR
WILLISTON LAKE
BARGE LOADING FACILITIES
HWM SUBSTATION
CHPP FACILITIES SEE CHPP FACILITES DWG.
MAIN SUBSTATION
CREEK
0.6 KM OVERLAND CONVEYOR
ROTARY BREAKER #3
NORTHERN SURFACE MINE
0.9 KM OVERLAND CONVEYOR
HWM SUBSTATION
1.1 KM OVERLAND CONVEYOR
BLOCK 27 PORTAL & 2000 Te SURGE BIN
BLOCK 27 PORTAL & HWM SUBSTATION
BLOCK 31 PORTAL SUBSTATION
SEVEN
MILE
2000 Te SURGE BIN
BLOCK 31 NORTH PORTAL
FACILITIES ACCESS ROAD
CENTRAL BLOCK PORTAL FACILITIES
1.9 KM OVERLAND CONVEYOR
HWM SUBSTATION
HWM SUBSTATION
BLOCK 40 PORTAL & HWM SUBSTATION
BLOCK 40 PORTAL
CREEK
MILE
NINE
CENTRAL SURFACE MINE
HWM SUBSTATION
HWM SUBSTATION
ISSUED FOR REPORT
NOT FOR CONSTRUCTION
LEGEND
UNDERGROUND MINE AREA
SURFACE MINE AREA
WATERCOURSE
WATERBODY
0 500 1000
METERS
N
NOTES:
1) MAP PROJECTION: UTM NAD 83, ZONE 10, METERS.
2) 25 METER CONTOUR INTERVAL.
3) LIDAR DATA PROVIDED BY CLIENT WAS USED FOR THE ELEVATION DATA. TOPOGRAPHY ON THIS MAP DOES NOT SHOW DESIGN OF THE FACILITIES PADS.
4) PLANIMETRIC DATA OBTAINED FROM WWW.GEOBASE.CA.
SCALE: AS SHOWN
NORWEST CORPORATION

FIGURE 17.2

CARDERO RESOURCES
CARBON CREEK
OVERALL CHPP FACILITIES

MINE BLOCK 14 & 15
OVERLAND CONVEYOR
BARGE
LOADING
FACILITIES
THERMAL COAL
PRODUCT STORAGE
HARD COKING
COAL PRODUCT
STORAGE DOME
SEMI-SOFT COAL
PRODUCT STORAGE
CLEAN SEMI-SOFT COAL
EMERGENCY STOCKPILE
& LOAD POCKET
CLEAN HARD COKING COAL
EMERGENCY STOCKPILE &
LOAD POCKET
CPP
REJECTS
BIN
CPP OFFICE,
WAREHOUSE
& LAB
CLEAN THERMAL COAL
EMERGENCY STOCKPILE
SEMI-SOFT
COKING COAL
EMERGENCY
STOCKPILE &
LOAD POCKET
RAW HARD COKING COAL
EMERGENCY STOCKPILE &
LOAD POCKET
THERMAL COAL
EMERGENCY
STOCKPILE &
LOAD POCKET
SEMI-SOFT
COAL ROM
STORAGE
DOMES
MAIN
SUBSTATION
TRUCK SHOP
& WASH BAY
HARD COKING
COAL ROM
STORAGE DOMES
HOT
LINE
WAREHOUSE
& LAYDOWN
AMBULANCE
BAY & MEDICAL
CLINIC
SHORT TERM
HOUSING
THERMAL COAL ROM
STORAGE DOME
ADMIN. BLDG.
& BATHOUSE
SECURITY
PARKING
LOT
ROTARY
BREAKER #1
TEMPORARY
PLANT
FUEL
DEPOT
TRUCK
DUMP
HARD COKING/SEMI-SOFT/THERMAL
ROM COAL STOCKPILES
MINE BLOCK 27, 31 & 40
OVERLAND CONVEYOR
WIND
FENCE
ACCESS
ROAD

LEGEND

(brown line)	EXISTING MINOR ROAD
(blue line)	WATERCOURSE
(blue fill)	WATERBODY

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

0 100 200
METERS

NOTES:
1) MAP PROJECTION: UTM NAD 83, ZONE 10, METERS.
2) 5 METER CONTOUR INTERVAL.
3) LIDAR DATA PROVIDED BY CLIENT WAS USED FOR THE ELEVATION DATA. TOPOGRAPHY ON THIS MAP DOES NOT SHOW DESIGN OF THE FACILITIES PADS.
4) PLANIMETRIC DATA OBTAINED FROM WWW.GEOBASE.CA.

FIGURE 17.3

CARDERO RESOURCES
CARBON CREEK
CHPP FACILITIES

DATE: 10/30/2012
FILE: SITE_MAP_FOR_DRAFT_REPORT.DWG
SCALE: AS SHOWN
NORWEST CORPORATION

UNDERGROUND MINE
150x0
SURFACE MINE
SEMI-SOFT, HARD COKING & THERMAL COAL
CV-62
MINE BLOCK 27, 31 & 40
OVERLAND CONVEYOR
TRANSFER STATION
DIRECT FEED
THERMAL ROM COAL STOCKPILE
SEMI-SOFT ROM COAL STOCKPILE
HARD COKING ROM COAL STOCKPILE
RUN OF MINE (ROM) STOCKPILES
TRUCK DUMP W/ 500 TONNE HOPPER FOR TRUCK & LOADER DUMPING
300MM X 300MM PROTECTION GRIZZLY
300x0
CV-1
APRON FEEDER W/ DRIBBLE CONVEYOR
CV-2
BREAKER #1 FEED CONVEYOR
TRAMP IRON MAGNET
SCALPING SCREEN
ROTARY BREAKER #1
CV-3
BREAKER #1 PRODUCT CONVEYOR
150x0
150x0
DISCARD PILE
BYPASS
150x0
150x0
BYPASS
150x0
150x0
TEMPORARY CPP THERMAL COAL BYPASS
ROM THERMAL COAL
CV-63
FLAT BACK FEEDER
CV-64
TEMPORARY PLANT FEED CONVEYOR
TRAMP IRON MAGNET
CV-66
TEMPORARY REJECTS CONVEYOR
CV-65
TEMPORARY PRODUCT CONVEYOR
DISCARD PILE
TEMPORARY/THERMAL CPP
50x0

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.4

CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET
SURFACE MINING BLOCKS

Date: 10/30/2012 | Scale: NTS | NORWEST CORPORATION
File: 412-5-F-201.dwg

TRANSFER STATION
CV-7 SEMI-SOFT COAL STORAGE DOME TRANSFER CONVEYOR
TRANSFER STATION
CV-8 SEMI-SOFT COAL STORAGE DOME TRANSFER CONVEYOR
BYPASS
BYPASS
CV-6 SEMI-SOFT/THERMAL COAL STORAGE DOME FEED CONVEYOR
CV-4 HARD COKING COAL STORAGE DOME FEED CONVEYOR
TRANSFER STATION
TRANSFER STATION
BYPASS
BYPASS
CV-5 HARD COKING COAL STORAGE DOME TRANSFER REVERSING CONVEYOR
150t/h
THERMAL COAL STORAGE DOME 25000 TONNE
SEMI-SOFT COAL STORAGE DOME 70000 TONNE
SEMI-SOFT COAL STORAGE DOME 70000 TONNE
HARD COKING COAL STORAGE DOME 90000 TONNE
HARD COKING COAL STORAGE DOME 90000 TONNE
TUNNEL VENTILATION FAN
TUNNEL VENTILATION FAN
CV-13 HARD COKING COAL STORAGE DOME COLLECTION CONVEYOR
RECLAIM TUNNEL
RECLAIM TUNNEL
ESCAPE WAY
ESCAPE WAY
CV-14 SEMI-SOFT/THERMAL COAL STORAGE DOME RECLAIM CONVEYOR
CV-15 SEMI-SOFT COAL STORAGE DOME RECLAIM CONVEYOR
CV-16 SEMI-SOFT COAL STORAGE DOME RECLAIM CONVEYOR
CV-17 SEMI-SOFT COAL STORAGE DOME RECLAIM CONVEYOR
CV-18 SEMI-SOFT/THERMAL COAL STORAGE DOME COLLECTION CONVEYOR
CV-9 HARD COKING COAL STORAGE DOME RECLAIM CONVEYOR
CV-10 HARD COKING COAL STORAGE DOME RECLAIM CONVEYOR
CV-11 HARD COKING COAL STORAGE DOME RECLAIM CONVEYOR
CV-12 HARD COKING COAL STORAGE DOME RECLAIM CONVEYOR
CV-20 HARD COKING COAL EMERGENCY STORAGE TRANSFER CONVEYOR
CV-21 HARD COKING COAL EMERGENCY STORAGE RADIAL STACKER
BYPASS
CV-19 SEMI-SOFT/THERMAL AND HARD COKING COAL TRANSFER CONVEYOR
WING WALL
EMERGENCY HARD COKING COAL STOCKPILE
LOAD POCKET
CV-22 HARD COKING COAL EMERGENCY LOAD POCKET FEEDER
150t/h
TRANSFER STATION
BYPASS
CV-23 SEMI-SOFT/THERMAL COAL EMERGENCY TRANSFER CONVEYOR
150t/h
TUNNEL VENTILATION FAN
CV-27 CPP FEED CONVEYOR
150t/h
ESCAPE WAY
TRANSFER STATION
TRANSFER STATION
ISSUED FOR REPORT
NOT FOR CONSTRUCTION
Date: 10/30/2012
Scale NTS
NORWEST CORPORATION

FIGURE 17.5

CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET

FROM EMERGENCY BYPASS
150x0
CV-23
SEMI-SOFT/THERMAL
COAL EMERGENCY
STORAGE TRANSFER
CONVEYOR
CV-24
SEMI-SOFT/THERMAL COAL
EMERGENCY STORAGE
RADIAL STACKER
EMERGENCY THERMAL
COAL STOCKPILE
LOAD POCKET
WING WALL
CV-26
THERMAL COAL
EMERGENCY LOAD
POCKET FEEDER
THERMAL RAW COAL
150x0
EMERGENCY
SEMI-SOFT COAL
STOCKPILE
LOAD POCKET
WING WALL
CV-25 SEMI-SOFT
COAL EMERGENCY
LOAD POCKET
FEEDER
TRANSFER STATION
CV-27
CPP FEED
CONVEYOR
150x0
CV-27
CPP FEED
CONVEYOR
TO CPP
150x0

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.6

CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET

Date: 13/30/2012	Scale: NTS	NORWEST CORPORATION
File: 612-8-F-333.dwg

TRAMP IRON MAGNET
UNDERGROUND BLOCK 15 ROM CONVEYOR
250x0 BYPASS
OVERSIZE PROTECTION GRIZZLY 300MM X 300MM
CV-45 BLOCK 15 SURGE BIN FEED CONVEYOR
CV-46 DEVELOPMENT ROCK BYPASS CONVEYOR
DEVELOPMENT ROCK BYPASS
5000 TONNE STOCKPILE
TRAMP IRON MAGNET
UNDERGROUND BLOCK 14 ROM CONVEYOR
250x0 BYPASS
OVERSIZE PROTECTION GRIZZLY 300mm x 300mm
CV-48 DEVELOPMENT ROCK BYPASS CONVEYOR
CV-47 BLOCK 14 SURGE BIN FEED CONVEYOR
DEVELOPMENT ROCK BYPASS
2000 TONNE SURGE BIN
5000 TONNE STOCKPILE
CV-49 BLOCK 14 & 15 BREAKER FEED CONVEYOR
SCALPING SCREEN
ROTARY BREAKER #2
150x0
150x0
DISCARD PILE
CV-50 BLOCK 14 & 15 BREAKER PRODUCT CONVEYOR
TRANSFER STATION
CV-51 BLOCK 14 & 15 OVERLAND CONVEYOR
TRANSFER STATION
CV-52 BLOCK 14 & 15 HARD COKING COAL STORAGE DOME FEED CONVEYOR
150x0

ISSUED FOR REPORT
NOT FOR CONSTRUCTION

FIGURE 17.7

CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET
UNDERGROUND MINING BLOCKS

Date: 10/30/2012	Scale: NTS	NORWEST CORPORATION
File: 412-5-F-006.dwg

TRAMP IRON MAGNET
UNDERGROUND MINING BLOCK 27 ROM CONVEYOR
250x0 BYPASS
OVERSIZE PROTECTION GRIZZLY 300mm X 300mm
CV-59 DEVELOPMENT ROCK BYPASS CONVEYOR
2000 TONNE SURGE BIN
5000 TONNE STOCKPILE
DEVELOPMENT ROCK BYPASS
CV-60 MINE BLOCK 27 OVERLAND BREAKER FEED CONVEYOR
TRAMP IRON MAGNET
UNDERGROUND MINING BLOCK 40 ROM CONVEYOR
250x0 BYPASS
OVERSIZE PROTECTION GRIZZLY
CV-55 DEVELOPMENT ROCK BYPASS CONVEYOR
DEVELOPMENT ROCK BYPASS
CV-56 MINE BLOCK 40 OVERLAND TRANSFER CONVEYOR
TRANSFER STATION
CV-57 MINE BLOCK 40 SURGE BIN FEED CONVEYOR
5000 TONNE STOCKPILE
TRAMP IRON MAGNET
UNDERGROUND MINING BLOCK 31 ROM CONVEYOR
250x0 BYPASS
OVERSIZE PROTECTION GRIZZLY 300mm X 300mm
CV-53 DEVELOPMENT ROCK BYPASS CONVEYOR
DEVELOPMENT ROCK BYPASS
CV-54 MINE BLOCK 31 SURGE BIN FEED CONVEYOR
2000 TONNE SURGE BIN
5000 TONNE STOCKPILE
CV-58 MINE BLOCK 31 & 40 OVERLAND BREAKER #3 FEED CONVEYOR
SCALPING SCREEN
ROTARY BREAKER #3
150x0
150x0
CV-61 MINE BLOCK 27, 31 & 40 BREAKER #3 PRODUCT CONVEYOR
CV-62 MINE BLOCK 27, 31 & 40 OVERLAND CONVEYOR
FIGURE 17.4
150x0
DISCARD PILE
ISSUED FOR REPORT
NOT FOR CONSTRUCTION
NORWEST CORPORATION

FIGURE 17.8

CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET
UNDERGROUND MINING BLOCKS

ISSUED FOR REPORT
NOT FOR CONSTRUCTION
FIGURE 17.9
CARDERO COAL LTD.
CARBON CREEK
COAL PREPARATION
COARSE / SMALL
FLOWSHEET 1 OF 2
NORWEST CORPORATION

ISSUED FOR REPORT
NOT FOR CONSTRUCTION
FIGURE 17.10
CARDERO COAL LTD.
CARBON CREEK
COAL PREPARATION
FINE / ULTRA-FINE / TAILINGS
FLOWSHEET 2 OF 2
Date: 10/30/2012
File: 412-5-F-021.dwg
Scale: NTS
NORWEST CORPORATION

CLEAN COAL THICKENER
CLEAN COAL DMR SCREEN
CLEAN COAL STATIC SIEVE
CLEAN COAL HM BATH
LIFTING WELL
RAW COAL DESLIMING SCREEN
HEAVY MEDIA CYCLONE
SMALL CLEAN COAL DMR SCREEN
SMALL REJECTS DMR SCREEN
DESLIMING CYCLONES
REFLUX CLASSIFIER
FLOTATION FEED CYCLONES
CLEAN COAL CYCLONES (BELOW)
SCREEN BOWL CENTRIFUGE
MECHANICAL FLOTATION CELLS
COLUMN FLOTATION CELL
CLEAN COAL FILTER
CLEAN COAL CONVEYOR
REJECTS CONVEYOR
COARSE COAL PROP SCREEN
VIBRATING FEEDER
COARSE REJECTS DMR SCREEN
67000
COARSE COAL 150MM X 10MM
SMALL COAL 10MM X 1MM
FINE COAL 1MM X 0.25MM
COARSE FLOTATION 0.25MM X 0.045MM
FINE FLOTATION 0.045MM X 0MM
ULTRA-FINE COAL 0.25MM X 0MM
RAW COAL TOWER DETAILS NOT SHOWN
PLANT FEED CONVEYOR
TAILINGS THICKENER
COMPOSITE PLAN
ISSUED FOR REPORT
NOT FOR CONSTRUCTION

FIGURE 17.11

CARDERO COAL LTD.
CARBON CREEK
COAL PROCESSING PLANT
COMPOSITE PLAN

Date: 10/30/2012
File: 412-8-A-125.dwg
Scale: 1:100
NORWEST CORPORATION

ULTRA-FINE COAL 0.25MM X 0MM
FINE FLOTATION 0.045MM X 0MM
COARSE FLOTATION 0.25MM X 0.045MM
FINE COAL 1MM X 0.25MM
SMALL COAL 10MM X 1MM
COARSE COAL 150MM X 10MM
67000
7000
7000
6000
5000
6000
6000
6000
6645
5355
6000
6000
PLANT FEED CONVEYOR
PLANT FEED BIN
VIBRATING FEEDER
COARSE COAL PREP SCREEN
FLOTATION FEED CYCLONES
HEAVY MEDIA CYCLONES
MECHANICAL FLOTATION CELL
CLEAN COAL FILTER
COLUMN FLOTATION CELLS
SCREEN BOWL CENTRIFUGES
DESLIMING CYCLONES
REFLUX CLASSIFIER
CLEAN COAL CYCLONES
SMALL PRODUCT CENTRIFUGE
SMALL CLEAN COAL D&R SCREEN
RAW COAL DESLIMING SCREEN
HM BATH
COARSE REJECTS D&R SCREEN
COARSE PRODUCT CENTRIFUGE
DOUBLE ROLL CRUSHER
COARSE CLEAN COAL D&R SCREEN
FLOTATION FEED CYCLONES SUMP
REFLUX FEED SUMP
CORRECT MEDIA SUMP
HEAVY MEDIUM CYCLONE WING TANK
FINE COAL SUMP
COARSE DILUTE MEDIA SUMP
HMB CORRECT MEDIA SUMP

SECTION A
ELEVATION AT COLUMN LINE E

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.12

CARDERO COAL LTD.
CARBON CREEK
COAL PROCESSING PLANT
SECTION K - ELEVATION AT COLUMN LINE E

Date: 10/30/2012
Scale: 1:100
NORWEST CORPORATION

PLANT FEED BIN
PLANT FEED CONVEYOR
VIBRATING FEEDER
COARSE COAL FEED SCREEN
2140
CLEAN COAL HM BATH
CLEAN COAL STATIC SIEVES
COARSE REJECTS D&R SCREEN (NEXT BAY)
2220
CLEAN COAL D&R SCREENS
2170
2180
COARSE PRODUCT CENTRIFUGES
2200
2210
CRUSHER
REJECTS CONVEYOR
CLEAN COAL CONVEYOR
HMB CORRECT MEDIA SUMP
COARSE DILUTE MEDIA SUMP (NEXT BAY)
PRE-WET SCREENING SUMP (NEXT BAY)
TOS 117.380
TOS 115.300
TOS 111.210
TOS 106.255
TOC 103
TOC 100
E
D
C
B
A
A
SECTION B
FIG 17.10
ELEVATION AT COLUMN LINE 2

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.13	
CARDERO COAL LTD. CARBON CREEK COAL PROCESSING PLANT SECTION A - ELEVATION AT COLUMN LINE 1	
Date: 10/30/2012 File: 412.A.A.136.dwg	Scale: 1:75 NORWEST CORPORATION

TOS 117.550
TOS 115.200
TOS 111.210
TOS 106.255
TOC 103
TOC 100
STATIC SIEVE
2300
CLEAN COAL
HM BATH
RAW COAL
DESLIMING
SCREEN
COARSE REJECTS
CLEAN COAL
CONVEYOR
FINE COAL
SUMP
2320
REJECTS
CONVEYOR

SECTION C
FIG 17.10

ELEVATION AT COLUMN LINE 4

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.14		
CARDERO COAL LTD. CARBON CREEK COAL PROCESSING PLANT SECTION B - ELEVATION AT COLUMN LINE 3		
Date: 10/30/2012 File: 413.JLA.127.dwg	Scale: 1:75	NORWEST CORPORATION

TOS 117.550
TOS 115.200
TOS 111.210
TOS 109.520
TOS 106.250
TOC 103
TOC 100
SCREEN BOWL CENTRIFUGE
2770
SCREEN BOWL CENTRIFUGE
2760
SCREEN BOWL CENTRIFUGE
2750
SBC COLLECTING CONVEYOR
2795
REJECTS CONVEYOR
CLEAN COAL CONVEYOR
FLOTATION FEED CYCLONES SUMP
2650
E
D
C
B
A

SECTION D
FIG 17.10
ELEVATION AT COLUMN LINE 8

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.15

CARDERO COAL LTD.
CARBON CREEK
COAL PROCESSING PLANT
SECTION F - ELEVATION AT COLUMN LINE 7

Scale 1:75

NORWEST CORPORATION

TRAMP IRON MAGNET
150x0
CV-27 PLANT FEED CONVEYOR
COAL PROCESSING PLANT (CPP)
TRANSFER STATION
CV-29 HARD COKING/THERMAL COAL EMERGENCY STORAGE TRANSFER CONVEYOR
BYPASS
CV-28 PLANT PRODUCT CONVEYOR
TO EMERGENCY PRODUCT STOCKPILE
FIGURE 17.17
50x0
CV-32 SEMI-SOFT COAL EMERGENCY STORAGE TRANSFER CONVEYOR
FROM RAW COAL STORAGE
FIGURE 17.6
150x0
CV-44 PLANT REJECTS CONVEYOR
REFUSE BIN W/ 300 TONNE BIN
50x0
COARSE REJECTS
150x0
TRANSFER STATION
CV-35 HARD COKING/SEMI-SOFT/THERMAL COAL PRODUCT STORAGE DOME FEED CONVEYOR
CV-36 SEMI-SOFT/THERMAL COAL PRODUCT STORAGE DOME TRANSFER CONVEYOR
TRANSFER STATION
CV-37 THERMAL COAL PRODUCT STORAGE DOME TRANSFER CONVEYOR
BYPASS
BYPASS
CV-42 HARD COKING/SEMI-SOFT/THERMAL COAL PRODUCT STORAGE DOME COLLECTION CONVEYOR
TO BARGE LOADOUT
FIGURE 17.17
50x0
TUNNEL VENTILATION FAN
THERMAL COAL PRODUCT STORAGE DOME 20000 TONNE
SEMI-SOFT COAL PRODUCT STORAGE DOME 50000 TONNE
HARD COKING COAL PRODUCT STORAGE DOME 80000 TONNE
RECLAIM TUNNEL
ESCAPE WAY
CV-38 SEMI-SOFT COAL PRODUCT STORAGE DOME RECLAIM CONVEYOR
CV-39 SEMI-SOFT COAL PRODUCT STORAGE DOME RECLAIM CONVEYOR
CV-40 HARD COKING COAL PRODUCT STORAGE DOME RECLAIM CONVEYOR
CV-41 HARD COKING COAL PRODUCT STORAGE DOME RECLAIM CONVEYOR
ISSUED FOR REPORT
NOT FOR CONSTRUCTION
FIGURE 17.16
CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET
Scale: NTS
NORWEST CORPORATION

CV-30
HARD COKING/THERMAL COAL EMERGENCY STORAGE RADIAL STACKER
CV-29
HARD COKING/THERMAL COAL EMERGENCY STORAGE TRANSFER CONVEYOR
50x0
WING WALL
CV-31
HARD COKING/THERMAL COAL EMERGENCY LOAD POCKET FEEDER
TRANSFER STATION
EMERGENCY HARD COKING/THERMAL COAL STOCKPILE
LOAD POCKET
CV-65
TEMPORARY PRODUCT CONVEYOR
THERMAL CLEAN COAL
50x0
THERMAL ROM COAL STOCKPILE
CLEAN THERMAL COAL
CV-67
FLAT BACK FEEDER
CV-68
TEMPORARY BARGE LOADOUT TRANSFER CONVEYOR
CV-32
SEMI-SOFT COAL EMERGENCY STORAGE TRANSFER CONVEYOR
CV-33
SEMI-SOFT COAL EMERGENCY STORAGE RADIAL STACKER
50x0
TRANSFER STATION
EMERGENCY SEMI-SOFT COAL STOCKPILE
LOAD POCKET
WING WALL
CV-34
SEMI-SOFT COAL EMERGENCY LOAD POCKET FEEDER
TRAMP IRON MAGNET
CV-43
HARD COKING/SEMI-SOFT/THERMAL COAL PRODUCT BARGE LOADOUT FEED CONVEYOR
BARGE LOADING (BY CLIENT)
CV-42
HARD COKING/SEMI-SOFT/THERMAL COAL STORAGE DOME RECLAIM CONVEYOR
FROM PRODUCT COAL STORAGE DOMES
HARD COKING/SEMI-SOFT/THERMAL CLEAN COAL
50x0

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 17.17

CARDERO COAL LTD.
CARBON CREEK
MATERIAL HANDLING FLOWSHEET

Date: [illegible]	Scale: NTS	NORWEST CORPORATION
File: [illegible]

N
34.8
155.0
SUMP SEDIMENT COLLECTION
WASH BAY
WASH BAY
DETERGENT STORAGE
HIGH PRESSURE WATER SPRAYER AND PUMPS
AIR COMPRESSOR
RECEIVING/PARTS STORAGE
TOOL ROOM
ELECTRICAL REPAIR SHOP
REPAIR BAY
WELDING BAY
FORKLIFT CORRIDOR
LUBRICATION STORAGE
LIGHT EQUIPMENT REPAIR BAY
24.0
PLAN VIEW
ROOF
OFFICES ON MEZZANINE
18.8
8.2
4.2
SIDING & ROLL UP DOORS HAVE BEEN REMOVED FOR CLARITY
ELEVATION VIEW
11.9
BREAK ROOM
LIBRARY
MAINTENANCE PLANNER
MAINTENANCE SHIFT FOREMAN
WORKSHOP MANAGER
WORKSHOP SUPERINTENDENT
24.4
5.1
SECTION B
FORKLIFT CORRIDOR
19.0
5.0
24.0
SECTION C
300mm
VARIES
SECTION A
METERS
ISSUED FOR REPORT
NOT FOR CONSTRUCTION

FIGURE 18.1

CARDERO COAL LTD.
CARBON CREEK
HEAVY MAINTENANCE SHOP
PLAN & ELEVATION

Date: 10/30/2012
File: 412-5-A-150.dwg
Scale: AS SHOWN
NORWEST CORPORATION

45 M
25 M
MECH. ROOM
MEN'S W.C.
WAREHOUSE ATTENDANTS
WOMEN'S W.C.
WAREHOUSE SUPERINTENDENT
STORAGE RACKS
WAREHOUSE STAGING AREA
LOADING RAMP
14 M
6 M
40 M
OUTDOOR RACKS
GATE
FENCED OUTDOOR STORAGE
0
5
10
METERS

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 18.2

CARDERO COAL LTD.
CARBON CREEK
WAREHOUSE
PLAN VIEW

Date:	Scale: AS SHOWN	NORWEST CORPORATION
File:

91400
20800
EMERGENCY EXIT
WOMEN'S LOCKER ROOM
SHOWERS
SHOWERS
PIPE CHASE
MECHANICAL & STORAGE
MECHANICAL & STORAGE
WOMEN'S
MEN'S
MEN'S LOCKER ROOM
EMERGENCY EXIT
U/G SURVEYOR
SURFACE MINE SURVEYOR
SURFACE MINE CREW FOREMAN
SURFACE MINE CREW FOREMAN
CLOSET
DRAFTING & SURVEY CUBICLES
BOOT ROOM
MECHANICAL
WOMEN'S
MEN'S
KITCHEN & BREAK ROOM
CLASS ROOM
SECURITY
SURFACE MINE SAFETY CREW
SURFACE MINE SAFETY MANAGER
U/G SAFETY MANAGER
VISITOR PARKING
COAL SUPERINTENDENT
U/G SHIFT FOREMAN
U/G SHIFT FOREMAN
U/G SAFETY COORDINATORS & ASSISTANTS
31400
3100
18500
12300
LAMP & INSTRUMENT AREA
NO PARKING
NO PARKING
AMBULANCE BAY
MEDICAL CLINIC
18700
MINE TRUCK ENCLOSED HEATED PARKING GARAGE
NO PARKING
OPERATION VEHICLE PARKING

1st FLOOR PLAN VIEW

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 18.3

CARDERO COAL LTD.
CARBON CREEK
ADMINISTRATION OFFICE BUILDING
1ST FLOOR PLAN VIEW

Date: 10/30/2012
File: 412-6-A-101.dwg
Scale: 1:140
NORWEST CORPORATION

60000
STAIR ENCLOSURE NOT SHOWN FOR CLARITY
SURFACE MINE MANAGER
SURFACE MINING ENGINEER
SURFACE MINING ENGINEER
SURFACE MINE GEOLOGIST
CHIEF GEOLOGIST
CLOSET
PURCHASING
PROJECT ACCOUNTANT
HUMAN RESOURCE MANAGER
SURFACE MINING ENGINEER
DRAFTING CUBICLES
SURFACE MINING ENGINEER
STORAGE
WOMEN'S
MEN'S
COPIER CENTER
ACCOUNTING & FINANCE
U/G MINE GEOLOGIST
COMMON AREA FOR LAYOUT TABLES, PRINTERS & PLOTTERS
SERVER ROOM
KITCHEN & BREAK ROOM
CONFERENCE ROOM
ADMINISTRATION MANAGER
U/G MINE GEOLOGIST
U/G MINE MANAGER
U/G ADMINISTRATIVE ASSISTANT
U/G CHIEF ENGINEER
U/G MINING ENGINEER
U/G MINING ENGINEER
U/G MINING ENGINEER
COAL QUALITY ENGINEERS
IT MANAGER & SUPPORT
GENERAL MANAGER
20600
ENCLOSED PARKING GARAGE
MEDICAL CLINIC AND AMBULANCE BAYS ROOF
18500

2nd FLOOR PLAN VIEW

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 18.4

CARDERO COAL LTD.
CARBON CREEK
ADMINISTRATION OFFICE BUILDING
2ND FLOOR PLAN VIEW

Date: 10/30/2012 | Scale: 1:140 | NORWEST CORPORATION
File: 412-SA-182.dwg

4.5
1
2500
6600
TOP OF GRADE

SECTION B

ENCLOSED STAIRWAY

SECTION A

0
5
10

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 18.5

CARDERO COAL LTD.
CARBON CREEK
ADMINISTRATION OFFICE BUILDING
ELEVATION VIEWS

Date: 10/30/2012	Scale: 1:140	NORWEST CORPORATION
File: 412-5.A.183.dwg

12 M
18 M
ANALYTICAL LAB
LABORATORY OFFICE
MEN'S REST ROOM
WOMEN'S REST ROOM
PROCESS MODEL AREA
COAL LAB
PLAN
PLANT MAINTENANCE PLANNER ASSISTANT
WOMEN'S
MEN'S
CLOSET
PLANT CONSTRUCTION FOREMAN
PLANT MAINTENANCE PLANNER
CONFERENCE ROOM
PLANT SHIFT FOREMAN
PLANT MAINTENANCE FOREMAN
PLANT ELECTRICAL FOREMAN
PLANT PROCESS FOREMAN
PLANT PURCHASING
BREAK ROOM
PLANT SUPERINTENDENT
PLANT ADMINISTRATIVE ASSISTANT
FILE ROOM
STORAGE RACKS
WAREHOUSE AREA
PLAN
6 M
COAL LAB
ELEVATION
ELEVATION
0
5
10
METERS

ISSUED FOR REPORT
NOT FOR CONSTRUCTION

FIGURE 18.5

CARDERO COAL LTD.
CARBON CREEK
CPP OFFICE & LABORATORY
PLAN & ELEVATION

Date: 12/30/2012
File: 413-5-4-170.dwg
Scale: 1:200
NORWEST CORPORATION

SUMP SEDIMENT COLLECTION
WASH BAY
DETERGENT STORAGE
HIGH PRESSURE WATER SPRAYER AND PUMPS
AIR COMPRESSOR
WAREHOUSE
ELECTRICAL REPAIR SHOP
25 T BRIDGE CRANE
WELDING BAY
REPAIR BAY
TOOL ROOM
LUBRICATION STORAGE
18 M
10 M
10 M
15 M
10 M
10 M
10 M
PLAN VIEW
MINE CONTROL ROOM
WORKSHOP SCHEDULER & CLERKS
LIBRARY
WORKSHOP FOREMAN
10 M
4 M
4 M
18 M
5 M
10 M
SECTION A
ROOF
OPEN STORAGE
SECOND FLOOR
FIRST FLOOR
6 M
10 M
10 M
SIDING & ROLL UP DOORS HAVE BEEN REMOVED FOR CLARITY
ELEVATION VIEW
0
5
10
METERS

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

FIGURE 18.7

CARDERO COAL LTD.
CARBON CREEK
PORTAL MAINTENANCE SHOP
PLAN & ELEVATION

Date: 10/30/2012
File: 412-5-A-155.dwg
Scale: AS SHOWN
NORWEST CORPORATION

BARGE LOADOUT WITH PANT LEG CHUTE TO FEED BOTH CONVEYORS BELOW
TELESCOPIC CHUTES FOR PRODUCT AND DUST CONTROL
BARGE
HIGH WATER LEVEL
LOW WATER LEVEL
ELEVATION
BATHYMETRIC SURVEY IS PENDING, THE LAKE BOTTOM IS FOR REPRESENTATIONAL PURPOSES ONLY.
BARGE
7.6m
CONVEYOR FROM STOCKPILES
BARGE LOADOUT
WALK WAY
WALK WAY
GRATING AND CONCRETE
CONCRETE
PLAN
TUG BOAT
NOTE: A CABLE AND PULLEY SYSTEM WILL BE DESIGNED TO ENSURE EVEN LOAD DISTRIBUTION

CONCEPTUAL

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

Figure 18.9

CARDERO COAL LTD.
CARBON CREEK
CONCEPTUAL BARGE
LOADOUTSYSTEM – PLAN AND PROFILE

Date: 13/03/2012
File: 412-5-A-171.dwg
Scale: NTS
NORWEST CORPORATION

TRAIN LOADOUT FEED CONVEYOR (CONTINUED)
TRAIN LOADOUT
STORAGE DOME FEED CONVEYOR (CONTINUED)
STORAGE DOME
STORAGE DOME FEED CONVEYOR
PIVOT POINT
BARGE UNLOADING ARM
FLOATING HOPPER
ARTICULATING CONVEYOR
PRODUCT
HIGH WATER LEVEL
LOW WATER LEVEL
TRAIN LOADOUT FEED CONVEYOR & RECLAIM TUNNEL
BATHYMETRIC SURVEY IS PENDING, THE LAKE BOTTOM IS FOR REPRESENTATIONAL PURPOSES ONLY.
ELEVATION

CONCEPTUAL

ISSUED FOR REPORT

NOT FOR CONSTRUCTION

Figure 18.10

CARDERO COAL LTD.
CARBON CREEK
SELF UNLOADING BARGE
LOADOUT SYSTEM

Date: 10/30/2012	Scale: NTS	NORWEST CORPORATION
File: 412-9-A-172.dwg